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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Filed pursuant to Rule 424(b)(4)
Registration No. 333-225330

PROSPECTUS

6,250,000 Shares

Neon Therapeutics, Inc.

Common Stock

Neon Therapeutics, Inc. is offering 6,250,000 shares of common stock. This is our initial public offering and no public market currently exists for our common stock. The initial public offering price is $16.00 per share.

Our common stock has been approved for listing on the Nasdaq Global Select Market under the symbol "NTGN".

We are an "emerging growth company" as defined under U.S. federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock involves risks. See "Risk Factors" on page 13.

	Per Share	Total
Initial Public Offering Price	$16.00	$100,000,000
Underwriting Discounts and Commissions(1)	$1.12	$7,000,000
Proceeds, before expenses, to us	$14.88	$93,000,000

(1)
We refer you to "Underwriters" beginning on page 196 of this prospectus for additional information regarding total underwriter compensation.

We have granted the underwriters an option for a period of up to 30 days to purchase up to 937,500 additional shares of our common stock.

Certain of our existing stockholders and their affiliated entities have agreed to purchase an aggregate of approximately $25.0 million of shares of our common stock in this offering at the initial public offering price per share and on the same terms as the other purchasers in this offering. The underwriters will receive the same underwriting discount and commissions on these shares of common stock as they will on any other shares of common stock sold to the public in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about June 29, 2018.

Joint Book-Running Managers

MORGAN STANLEY	BofA MERRILL LYNCH	MIZUHO SECURITIES

Lead Manager

OPPENHEIMER & Co.

The date of this prospectus is June 26, 2018

        We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus, "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." As used in this prospectus, unless the context otherwise requires, references to the "company," "we," "us" and "our" refer to Neon Therapeutics, Inc. together with its consolidated subsidiary.

Overview

        We are a clinical-stage immuno-oncology company and a leader in the field of neoantigen-targeted therapies, dedicated to transforming the treatment of cancer by directing the immune system towards neoantigens. Genetic mutations, which are a hallmark of cancer, can result in specific immune targets called neoantigens. The presence of neoantigens in cancer cells and their absence in normal cells makes them compelling, untapped targets for cancer therapy. By directing the immune system towards these targets, we believe our neoantigen-targeted therapies will offer a new level of patient and tumor specificity in the field of cancer immunotherapy that will drive a strong risk-benefit profile to dramatically improve patient outcomes.

        Our ambition is to lead a paradigm shift in the treatment of cancer patients towards an era of truly personal immuno-oncology therapies. Our founders have done pioneering work in immuno-oncology, including work that resulted in a class of immunotherapy known as checkpoint inhibitors, which aim to reactivate the immune system to kill cancer cells. Checkpoint inhibitors have demonstrated potent efficacy in cancers with higher rates of genetic mutations, or mutational burden, which provide a greater diversity of neoantigen targets. However, even in these tumor types, the majority of patients do not respond to treatment. Our development strategy leverages multiple neoantigen modalities, including vaccines and T cell therapies, to maximize the potential reach of our therapies. By directing the immune system against neoantigen targets, our vaccines have the potential to improve patient outcomes across both checkpoint-responsive and unresponsive disease, and our T cell therapies have the potential to unlock the potency of cell therapies in solid tumors.

        NEO-PV-01, our personal neoantigen vaccine, is custom-designed and manufactured based on the unique mutational fingerprint of each individual patient. This technology was developed based on more than a decade of work by our founders at the Dana-Farber Cancer Institute and the Broad Institute of MIT and Harvard, which culminated in an initial clinical trial reported in Nature in July 2017. This trial demonstrated the ability of a personal neoantigen vaccine to generate highly specific immune responses in six patients with stage III/IV melanoma treated in the adjuvant setting, with all six patients disease-free at a median of 20 months after initiating vaccination. NEO-PV-01 is currently being evaluated in an ongoing Phase 1b clinical trial in combination with nivolumab in metastatic melanoma, non-small cell lung cancer and bladder cancer. The clinical data so far from this trial demonstrates that the therapy has been well-tolerated and has been able to direct the immune system against neoantigens in advanced metastatic disease. Furthermore, we have observed both evidence of immune pressure on tumors and of tumor cell killing. We believe these findings provide emerging proof of mechanism and will inform our NEO-PV-01 clinical development plans.

        NEO-PTC-01, our personal neoantigen T cell therapy, consists of multiple T cell populations that are generated to target each individual patient's unique set of neoantigens. We are focusing the initial clinical development of NEO-PTC-01 in solid tumors, and we expect to file a clinical trial application, or CTA, in Europe in the first half of 2019 to evaluate NEO-PTC-01 in the solid tumor setting.

        In parallel to our personal therapies, we are advancing additional therapies that use a precision medicine approach. These include multiple neoantigen-targeted therapies that direct the immune system towards prevalent mutations that are shared across patients in specific tumor types. We intend to develop product candidates targeting shared neoantigens using both vaccine and T cell modalities. Our first product candidate using this approach, NEO-SV-01, is a neoantigen vaccine for the treatment of a subset of estrogen-receptor-positive, or ER+, breast cancer, for which we expect to file an Investigational New Drug application, or IND, in the first half of 2019.

        Our product candidate pipeline is generated using our proprietary neoantigen platform, which continuously improves as our product candidates generate data. This platform comprises three key elements: our RECON (Real-time Epitope Computation for ONcology) Bioinformatics Engine; our deep capabilities in peptide chemistry; and our combined T cell biology and immune-monitoring expertise. A core component of our neoantigen platform is RECON, which uses a proprietary combination of algorithms designed to predict the most therapeutically-relevant neoantigen targets associated with each patient's tumor. As detailed in our February 2017 paper in Immunity, we observed a more than two-fold improvement in RECON's neoantigen predictive capabilities compared to standard approaches. We intend to strengthen our leading position in the neoantigen field by using data generated from our ongoing and future clinical trials, coupled with our machine learning expertise, to continue to refine RECON's neoantigen prediction algorithms.

        We have strategically chosen to utilize peptides for neoantigen targeting in our product candidates in order to directly replicate the body's natural immune processes. Peptides have demonstrated broad immunogenicity and safety. We believe that our choice to utilize peptides reduces both complexity and risk within our platform. From inception, we have also been focused on the unique supply chain requirements of our personal neoantigen therapies. Accordingly, we have developed automated peptide manufacturing capabilities that we believe provide advantages in both turnaround times and manufacturing costs for our product candidates.

        Our company's efforts build on more than a decade of pioneering work conducted by our world-class founders across multiple leading global institutions including the Broad Institute of MIT and Harvard, the Dana-Farber Cancer Institute, the MD Anderson Cancer Center, the Netherlands Cancer Institute and Washington University in St. Louis. Our founders were central to the development of the fields of both immuno-oncology and neoantigens and have published a number of seminal papers outlining the importance of neoantigens as critical immune targets for treating cancer.

The Neoantigen Opportunity

        We believe that neoantigen-targeted therapies will confer a number of significant potential benefits over historic immunotherapy approaches to cancer treatment, including:

  •
  exclusive specificity to the tumor;

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  broad immunogenicity;

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  broad applicability across cancer types;

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  potential for durable clinical benefit;

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  potential responses in both higher and lower mutational burden tumors;

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  potential for use in earlier treatment settings; and

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  being a key component of rational cancer treatment combinations.

Our Approaches and Product Candidates

        We are leveraging our neoantigen platform and over a decade of insights from our founders to develop neoantigen-targeted therapies that use two distinct approaches, NEON  /  ONE and NEON  /  SELECT. These approaches focus on targeting a prioritized set of what we believe are the most therapeutically-relevant neoantigens. In NEON  /  ONE, these neoantigens are specific to each individual. In NEON  /  SELECT, these neoantigens are shared across subsets of patients or tumor types. We are applying these two approaches to develop neoantigen-targeting product candidates using multiple treatment modalities.

        The following summarizes the current status of our product development pipeline:

  Our NEON / ONE Approach

        NEON / ONE is our personal medicine approach to neoantigen-targeted therapy. Using NEON / ONE, we are developing therapies that are tailored to each patient's specific set of tumor neoantigens. We are currently developing NEON / ONE product candidates using two modalities, personal neoantigen vaccines and personal neoantigen T cell therapies. We believe our NEON / ONE approach will be effective across tumors that are both responsive and unresponsive to checkpoint inhibitor therapy.

  Our NEON / SELECT Approach

        NEON / SELECT is our precision medicine approach to neoantigen-targeted therapy. While most neoantigen targets are specific to an individual patient's tumor, there are several prevalent neoantigens that are shared across subsets of patients or tumor types, known as shared neoantigens. Using NEON / SELECT, we intend to develop multiple therapies directed towards these shared neoantigen targets using several therapeutic modalities, including both vaccines and T cell therapies. We believe that our NEON / SELECT approach could be complementary to our NEON / ONE personal therapies by providing readily available therapies that can be used in patients identified as having the relevant shared genetic mutation.

Our Neoantigen Platform

        We have pioneered a proprietary neoantigen platform that we are using to develop neoantigen-targeted therapies. Our platform seeks to identify and harness the most therapeutically relevant neoantigens present within each patient's tumor, and comprises three key elements that form an iterative feedback loop:

  •
  Our RECON Bioinformatics Engine:  At the core of our neoantigen platform is our RECON Bioinformatics Engine, which is designed to predict the most therapeutically-relevant neoantigen targets associated with each patient's tumor. RECON uses patient-specific data in a proprietary combination of algorithms that seek to: Identify the genetic mutations present within a patient's tumor; Predict which mutations will lead to neoantigen targets within each specific patient; and Select the most therapeutically-relevant neoantigen-targeting peptides for use in our therapies based on a set of additional biological and pharmacological factors.

  •
  Our deep capabilities in peptide chemistry:  Our platform uses peptides for neoantigen targeting to induce and expand immune responses in patients, either via in vivo or ex vivo approaches. We have strategically chosen to utilize peptides in order to directly replicate the body's natural immune processes, where peptides are presented on cells to prime an immune response. We believe our use of peptides will provide a number of significant pharmacological benefits, including broad immunogenicity and favorable drug distribution, as well as well-established safety and suitability for convenient and repeat dosing.

  •
  Our combined T cell biology and immune-monitoring expertise:  Fundamental to our platform is our ability to elicit neoantigen-specific immune responses, both in vivo and ex vivo, and to evaluate these responses in patients. It is therefore vital for us to understand how T cell responses can be induced and expanded to target neoantigens and monitor the immune system response in treated patients. We have developed a proprietary method for ex vivo T cell stimulation, which we call NEO-STIM, that allows us to test the immunogenicity of neoantigens, as well as to generate neoantigen-specific T cells and T cell receptors, or TCRs, for use in our neoantigen therapies. We have also developed extensive in-house immune-monitoring capabilities that allow us to interrogate the immune state of each patient before, during and after each therapeutic intervention.

        We are using our neoantigen platform to develop therapies using two distinct approaches, NEON  /  ONE and NEON  /  SELECT. We are applying these two approaches to develop product candidates across several neoantigen-targeting therapeutic modalities, including vaccines and T cell therapies.

Overview of Our Neoantigen Platform, Treatment Approaches and Treatment Modalities

Our Mission

        Our mission is to build a breakthrough oncology company creating neoantigen-based therapies that significantly improve the lives of patients.

Our Strategy

        To fulfill our mission, we are developing neoantigen-targeted therapies that we believe have the potential to lead a paradigm shift in the treatment of cancer patients. Key elements of our strategy include:

  •
  Advance product candidates using multiple treatment modalities to enable therapies across a broad array of patient populations.  By developing product candidates that utilize a range of neoantigen therapeutic modalities, we believe we will be able to address a wide array of solid and hematological tumors, across the tumor mutational burden spectrum, at both early and late stages of disease.

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  Efficiently develop NEO-PV-01 through multiple exploratory clinical trials to enable a clear path to registration.  We are currently evaluating NEO-PV-01, our personal neoantigen vaccine, in multiple exploratory clinical trials. Our exploratory clinical program is designed to enable us to efficiently determine the optimal patient populations, rational combinations and treatment protocols for use in late-stage clinical development of NEO-PV-01. Our NT-001 trial is evaluating NEO-PV-01 in combination with nivolumab (marketed as Opdivo) for the treatment of patients with metastatic melanoma, non-small cell lung cancer or bladder cancer, in collaboration with Bristol-Myers Squibb Company. NT-002 is evaluating NEO-PV-01 in combination with pembrolizumab (marketed as Keytruda) and chemotherapy for the treatment of patients with non-small cell lung cancer, in collaboration with Merck and Co., Inc., or Merck. Our NT-003 trial will evaluate NEO-PV-01 and a PD-1 antagonist in combination with other agents such as Apexigen Inc.'s CD40 agonist or a CTLA-4 antagonist. In addition, we are also planning for our NT-004 trial to further explore earlier disease settings, building on the results reported in the July 2017 Nature paper.

  •
  Develop NEO-PTC-01 to leverage the potency of cell therapies to target neoantigens.  We are currently completing preclinical development of NEO-PTC-01, our personal neoantigen T cell therapy. We believe NEO-PTC-01 has the potential to unlock the potency of cell therapies in solid tumors. We plan to file a CTA in Europe in the first half of 2019 to evaluate NEO-PTC-01 in the solid tumor setting.

  •
  Develop NEON  /  SELECT therapies for patients who share specific neoantigens.  We have identified several prevalent neoantigen targets that are shared across subsets of patients or tumor types, and have the potential to be used in multiple treatment modalities, including vaccines and TCR-based T cell therapies. Our first NEON / SELECT product candidate, NEO-SV-01, is currently in preclinical development, and we plan to file an IND for that candidate in the first half of 2019. NEO-SV-01 is a neoantigen vaccine for the treatment of a subset of ER+ breast cancer. Beyond that, we expect to complete the validation of several additional shared neoantigen targets in 2018.

  •
  Strengthen our leading position in the neoantigen field through ongoing investment in our platform technologies.  We intend to strengthen our leading position in the neoantigen field by using data generated from our platform and from our ongoing and future clinical trials, coupled with our machine learning expertise, to continue to refine RECON's neoantigen prediction algorithms. In addition, we have developed automated peptide manufacturing capabilities that we believe provide manufacturing cost advantages for our NEON / ONE product candidates. We expect to continue to make significant ongoing improvements to our manufacturing process as our product candidates move through clinical trials and towards commercialization. We also intend to continue to invest in our proprietary T cell biology capabilities, which are critical in helping us to both understand and harness patient immune responses to neoantigens.

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  Build a sustainable standalone biotechnology company.  We currently have full worldwide development and commercial rights to all of our product candidates. At the appropriate time or times, we may seek development or commercial partners in order to efficiently manage our capital resources, leverage external technical capabilities or maximize the potential commercial reach of our product candidates and programs. In particular, we may explore the development of our NEON / SELECT shared neoantigen targets using multiple treatment modalities by leveraging complementary technical capabilities of external partners.

Our Core Values

        At Neon, we believe that our achievements to date are a testament to the quality of our people, who will be critical to our ongoing success. We seek to hire, retain and cultivate exceptional people who embody our six core values:

• Patients:	Urgently develop life-changing medicines.
• People:	Listen, learn, teach.
• Science:	Creative, rigorous, uncompromising.
• Tenacity:	Persevere. Build Neon to last.
• Pioneer:	Leave the comfort zone. Create the future.
• Integrity:	Do right.

Risks Associated with Our Business

        Our business is subject to numerous risks, including:

  •
  We have incurred net losses in every year since our inception and anticipate that we will continue to incur net losses in the future.

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  We will require additional capital to fund our operations and, if we fail to obtain necessary financing, we will not be able to complete the development and commercialization of our product candidates. Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited financial statements included in this prospectus.

  •
  Our business is highly dependent on the success of our lead product candidate, NEO-PV-01, as well as NEO-PTC-01, NEO-SV-01 and our other preclinical programs. All of our product candidates will require significant additional nonclinical and clinical development before we can seek regulatory approval for and launch a product commercially.

  •
  Our most advanced product candidates are uniquely manufactured for each patient and we may encounter difficulties in production, particularly with respect to scaling our manufacturing capabilities. If we or any of our third-party manufacturers encounter these types of difficulties, our ability to provide supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or stopped, or we may be unable to achieve a commercially viable cost structure.

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  We are dependent on single-source suppliers for some of the components and materials used in, and the processes required to develop, our product candidates.

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  Clinical development is a lengthy and expensive process with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of any product candidates.

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  We face significant competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively.

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  Neoantigen-targeted therapies are a novel approach. Even if a product candidate we develop receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

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  The regulatory approval process for our product candidates in the United States, the European Union, or EU, and other jurisdictions is currently uncertain and will be lengthy, time-consuming and inherently unpredictable and we may experience significant delays in the clinical development and regulatory approval, if any, of our product candidates.

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  Our success depends in part on our ability to protect our intellectual property. It is difficult and costly to protect our proprietary rights and technology, and we may not be able to ensure their protection. In addition, if we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

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  Third-party claims of intellectual property infringement may prevent or delay our product discovery and development efforts.

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  We will rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval of or commercialize any potential product candidates.

        For additional information about the risks we face, please see the section of this prospectus captioned "Risk Factors."

Corporate History

        We were incorporated under the laws of the State of Delaware in October 2013 under our previous name, Onco3, Inc. Our executive offices are located at 40 Erie Street, Suite 110, Cambridge, MA 02139, and our telephone number is (617) 337-4701. Our website address is www.neontherapeutics.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

        We own various U.S. federal trademark applications and unregistered trademarks, including our company name and our logo and the name and logo of RECON, our bioinformatics engine. All trademarks or trade names referred to in this prospectus that we do not own are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the symbols ® and ™, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

Indications of Interest

        Certain of our existing stockholders and their affiliated entities have agreed to purchase an aggregate of approximately $25.0 million of shares of our common stock in this offering at the initial public offering price per share and on the same terms as the other purchasers in this offering. The underwriters will receive the same underwriting discount and commissions on these shares of common stock as they will on any other shares of common stock sold to the public in this offering.

Implications of Being an Emerging Growth Company

        We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012. For so long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

        We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenues of at least $1.07 billion or (c) in which we are deemed to be a "large accelerated filer," under the rules of the U.S. Securities and Exchange Commission, or SEC, which means the market value of our equity securities that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

        In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of delayed adoption of new or revised accounting standards and, therefore, we will be subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies.

The Offering

Common stock offered by us	6,250,000 shares
Common stock to be outstanding immediately after this offering	28,199,264 shares (29,136,764 shares if the underwriters exercise their option to purchase additional shares in full)
Option to purchase additional shares offered by us	937,500 shares
Use of proceeds

We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of approximately $89.7 million, or $103.6 million if the underwriters exercise their option to purchase additional shares in full, based on the initial public offering price of $16.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, to fund the ongoing clinical development of NEO-PV-01, the development of our preclinical programs, including NEO-PTC-01 and NEO-SV-01, and for working capital and other general corporate purposes. For a more complete description of our intended use of the proceeds from this offering, see "Use of Proceeds."

Risk factors	You should carefully read the "Risk Factors" section of this prospectus for a discussion of factors that you should consider before deciding to invest in our common stock.
Nasdaq Global Select Market symbol	"NTGN"

        The number of shares of our common stock to be outstanding after this offering is based on 3,304,802 shares of our common stock outstanding as of May 15, 2018, gives effect to the conversion of all outstanding shares of our preferred stock into an aggregate of 18,644,462 shares of our common stock upon the completion of this offering, and excludes:

  •
  2,209,216 shares of common stock issuable upon the exercise of stock options outstanding as of May 15, 2018 under our 2015 Stock Option and Grant Plan, or the 2015 Plan, at a weighted average exercise price of $5.87 per share;

  •
  1,061,155 shares of common stock reserved for future issuance as of May 15, 2018 under the 2015 Plan, which ceased to be available for issuance at the time that our 2018 Stock Option and Incentive Plan, or the 2018 Plan, became effective;

  •
  1,215,000 shares of our common stock reserved for future issuance under the 2018 Plan upon the effectiveness of the registration statement of which this prospectus forms a part; and

  •
  270,000 shares of our common stock reserved for future issuance under our 2018 Employee Stock Purchase Plan upon the effectiveness of the registration statement of which this prospectus forms a part.

        Unless otherwise indicated, all information in this prospectus reflects or assumes the following:

  •
  the filing of our amended and restated certificate of incorporation effective upon the completion of this offering and the adoption of our amended and restated by-laws effective on the date on which the registration statement of which this prospectus is part is declared effective;

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  the conversion of all outstanding shares of preferred stock into an aggregate of 18,644,462 shares of common stock upon the completion of this offering;

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  no exercise of outstanding options after May 15, 2018;

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  a one-for-five reverse split of our common stock effected on June 13, 2018 and a corresponding adjustment in the rate at which shares of our preferred stock convert into shares of our common stock; and

  •
  no exercise by the underwriters of their option to purchase up to 937,500 additional shares of common stock in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

        You should read the following summary of consolidated financial data together with the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes appearing at the end of this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2016 and 2017 from our audited consolidated financial statements appearing at the end of this prospectus. The consolidated statement of operations data for the three months ended March 31, 2017 and 2018 and the consolidated balance sheet data as of March 31, 2018 have been derived from our unaudited consolidated financial statements appearing at the end of this prospectus and have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the unaudited data reflect all adjustments, consisting only of normal, recurring adjustments, necessary for a fair statement of the financial information in those statements. Our historical results are not necessarily indicative of results that may be expected in the future, and our results for any interim period are not necessarily indicative of the results that should be expected for any full year or any other period.

	Year Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Operating expenses:
Research and development	$19,673	$37,195	$7,412	$13,158
General and administrative	7,749	10,892	2,136	3,599

Total operating expenses	27,422	48,087	9,548	16,757

Loss from operations	(27,422)	(48,087)	(9,548)	(16,757)
Other income (expense), net	(11)	551	79	237

Net loss	(27,433)	(47,536)	(9,469)	(16,520)
Accretion of redeemable convertible preferred stock to redemption value	(2,989)	(10,396)	(2,476)	(3,186)

Net loss attributable to common stockholders	$(30,422)	$(57,932)	$(11,945)	$(19,706)

Net loss per share attributable to common stockholders—basic and diluted(1)	$(30.72)	$(34.32)	$(8.10)	$(9.47)

Weighted average common shares outstanding—basic and diluted(1)	990	1,688	1,475	2,081

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)(1)		$(2.64)		$(0.80)

Pro forma weighted average common shares outstanding—basic and diluted (unaudited)(1)		17,988		20,725

(1)
See Note 13 to our consolidated financial statements appearing at the end of this prospectus for further details on the calculation of basic and diluted net loss per share attributable to common stockholders and on the calculation of pro forma basic and diluted net loss per share attributable to common stockholders.

	As of March 31, 2018
	Actual	Pro Forma(2)	Pro Forma As Adjusted(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$62,092	$62,092	$152,856
Working capital(1)	56,629	56,629	148,397
Total assets	73,982	73,982	162,628
Redeemable convertible preferred stock	178,081	—	—
Contingently redeemable restricted common stock	454	—	—
Total stockholders' equity (deficit)	(111,716)	66,819	156,469

(1)
We define working capital as current assets less current liabilities. See our consolidated financial statements and related notes appearing at the end of this prospectus for further details regarding our current assets and current liabilities.

(2)
The pro forma balance sheet data gives effect to (i) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 18,644,462 shares of common stock upon the completion of this offering and (ii) the expiry of the contingent redemption right on the contingently redeemable restricted common stock upon the completion of this offering.

(3)
The pro forma as adjusted balance sheet data give further effect to the issuance and sale of 6,250,000 shares of common stock in this offering at the initial public offering price of $16.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. As of March 31, 2018, $1.1 million of our estimated aggregate offering expenses of $3.4 million had been paid.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

 Risks Related to Our Business, Technology and Industry

We have incurred net losses in every year since our inception and anticipate that we will continue to incur net losses in the future.

        We are a clinical-stage biopharmaceutical company with a limited operating history. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable. We have no products approved for commercial sale and have not generated any revenue from product sales to date, and we continue to incur significant research and development and other expenses related to our ongoing operations. As a result, we are not profitable and have incurred losses in each period since our inception in October 2013. For the year ended December 31, 2017 and the three months ended March 31, 2018, we reported net losses of $47.5 million and $16.5 million, respectively. As of March 31, 2018, we had an accumulated deficit of $111.7 million. We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase as we continue our research and development of, and seek regulatory approvals for, our product candidates. We anticipate that our expenses will increase substantially if, and as, we:

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  advance NEO-PV-01 into later-stage clinical development;

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  advance our development programs into preclinical and clinical development;

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  seek regulatory approvals for any product candidates that successfully complete clinical trials;

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  hire additional clinical, quality assurance and scientific personnel;

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  expand our operational, financial and management systems and increase personnel, including personnel to support our clinical development, manufacturing and commercialization efforts and our operations as a public company;

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  maintain, expand and protect our intellectual property portfolio;

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  establish a sales, marketing, medical affairs and distribution infrastructure to commercialize any products for which we may obtain marketing approval and intend to commercialize on our own or jointly with third parties; and

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  acquire or in-license other product candidates and technologies.

        To become and remain profitable, we or any potential future collaborator must develop and eventually commercialize products with significant market potential. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials, obtaining marketing approval for product candidates, manufacturing, marketing and selling products for which we may obtain marketing approval and satisfying any post-marketing requirements. We may never succeed in any or all of these activities and, even if we do, we may never generate revenue that is significant or large enough to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our company also could cause you to lose all or part of your investment.

        Even if we succeed in commercializing one or more of our product candidates, we will continue to incur substantial research and development and other expenditures to develop and market additional product candidates. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders' equity and working capital.

We will require additional capital to fund our operations and, if we fail to obtain necessary financing, we will not be able to complete the development and commercialization of our product candidates.

        Our operations have consumed substantial amounts of cash since our inception. We expect to continue to spend substantial amounts to conduct further research and development and preclinical or nonclinical testing and studies and clinical trials of our current and future programs, to seek regulatory approvals for our product candidates and to launch and commercialize any products for which we receive regulatory approval, including potentially building our own commercial organization. As of March 31, 2018, we had approximately $62.1 million in cash, cash equivalents and marketable securities. Based on our current operating plan, we believe that the net proceeds from this offering, together with existing cash, cash equivalents and marketable securities, will be sufficient to fund our operating expenses and capital expenditure requirements into at least the first quarter of 2020. However, our future capital requirements and the period for which our existing resources will support our operations may vary significantly from what we expect. We will in any event require additional capital in order to complete clinical development of any of our current programs. Our monthly spending levels will vary based on new and ongoing development and corporate activities. Because the length of time and activities associated with development of our product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development and any approved marketing and commercialization activities. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

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  the initiation, progress, timing, costs and results of preclinical or nonclinical testing and studies and clinical trials for our product candidates;

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  the clinical development plans we establish for these product candidates;

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  the number and characteristics of product candidates that we develop or may in-license;

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  the terms of any collaboration agreements we may choose to execute;

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  the outcome, timing and cost of meeting regulatory requirements established by the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, and other comparable foreign regulatory authorities;

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  the cost of filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights;

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  the cost of defending intellectual property disputes, including any patent infringement actions that may be brought by third parties in the future against us or our product candidates;

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  the effect of competing technological and market developments;

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  the cost and timing of formulation development and manufacturing, including the completion of commercial-scale outsourced manufacturing activities; and

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  the cost of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval in regions where we choose to commercialize our products on our own.

        We do not have any committed external source of funds or other support for our development efforts and we cannot be certain that additional funding will be available on acceptable terms, or at all. Until we can generate sufficient product or royalty revenue to finance our cash requirements, which we may never do, we expect to finance our future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements. If we raise additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely affect our stockholders' rights. Further, to the extent that we raise additional capital through the sale of common stock or securities convertible or exchangeable into common stock, your ownership interest will be diluted. If we raise additional capital through debt financing, we would be subject to fixed payment obligations and may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish certain valuable rights to our product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to us. We also could be required to seek collaborators for one or more of our current or future product candidates at an earlier stage than otherwise would be desirable or relinquish our rights to product candidates or technologies that we otherwise would seek to develop or commercialize ourselves. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our products or product candidates or one or more of our other research and development initiatives. Any of the above events could significantly harm our business, prospects, financial condition and results of operations and cause the price of our common stock to decline.

Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited financial statements included in this prospectus.

        The report from our independent registered public accounting firm for the year ended December 31, 2017 includes an explanatory paragraph stating that our recurring losses and negative cash flows from operations since inception and required additional funding to finance our operations raise substantial doubt about our ability to continue as a going concern. If we are unable to obtain sufficient funding, we could be forced to delay, reduce or eliminate all of our research and development programs, product portfolio expansion or commercialization efforts, and our financial condition and results of operations will be materially and adversely affected and we may be unable to continue as a going concern. After the completion of this offering, future reports from our independent registered public accounting firm may also contain statements expressing substantial doubt about our ability to continue as a going concern. If we seek additional financing to fund our business activities in the future and there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms or at all.

Our most advanced product candidates are uniquely manufactured for each patient and we may encounter difficulties in production, particularly with respect to scaling our manufacturing capabilities. If we or any of our third-party manufacturers with whom we contract encounter these types of difficulties, our ability to provide supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or stopped, or we may be unable to maintain a commercially viable cost structure.

        The manufacturing process used to produce our product candidates is complex and novel and has not been validated for clinical or commercial production. For example, for NEO-PV-01, we custom design and manufacture up to 20 individually selected peptides with a proprietary formulation to construct a unique vaccine for each patient. Similarly, for NEO-PTC-01, we must harvest T cells from a patient and activate and expand these T cells ex vivo and ultimately infuse the T cells back into the patient's body. As a result of these complexities, the cost to manufacture our product candidates is generally higher than traditional small molecule chemical compounds, and the manufacturing process is less reliable and is more difficult to reproduce.

        Our manufacturing process will be susceptible to product loss or failure due to logistical issues associated with the collection of a patient's tumor and blood or other samples, shipping that material to analytical laboratories, and shipping the final product back to the location using cold chain distribution where it will be administered to the patient, manufacturing issues associated with the differences in patient starting materials, interruptions in the manufacturing process, contamination, equipment or reagent failure, improper installation or operation of equipment, vendor or operator error, inconsistency in cell growth, and variability in product characteristics. Even minor deviations from normal manufacturing processes could result in reduced production yields, lot failures, product defects, product recalls, product liability claims and other supply disruptions. If for any reason we lose a patient's starting material or one of our custom manufactured products at any point in the process, the manufacturing process for that patient will need to be restarted and the resulting delay may adversely affect that patient's outcome. If microbial, viral or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, the manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination, which could result in our inability to produce or ship product. Because our product candidates are manufactured for each particular patient, we will be required to maintain a chain of identity with respect to materials as they move from the patient to the manufacturing facility, through the manufacturing process and back to the patient. Maintaining this type of chain of identity is difficult and complex, and failure to do so could result in adverse patient outcomes, loss of product, or regulatory action, including withdrawal of any approved products from the market. Further, as product candidates are developed through preclinical to later-stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered in an effort to optimize processes and results. If we make these types of changes, we may not achieve our intended objectives, and any of these changes could cause our product candidates to perform differently than we expect, potentially affecting the results of clinical trials.

        Although we continue to optimize our manufacturing process, doing so is a difficult and uncertain task, and there are risks associated with scaling to the level required for advanced clinical trials or commercialization, including, among others, cost overruns, potential problems with process scale-out, process reproducibility, stability issues, lot consistency and timely availability of reagents or raw materials. If we are unable to adequately validate or scale-up the manufacturing process with our current manufacturer, we will need to transfer to another manufacturer and complete the manufacturing validation process, which can be a lengthy process. We ultimately may not be successful in transferring our production system or the manufacturer on whom we rely may not have the necessary capabilities to complete the implementation and development process. If we are able to adequately validate and scale-up the manufacturing process for our product candidates with a contract manufacturer, we will still need to negotiate an agreement for commercial supply with that contract manufacturer and it is not certain we will be able to come to agreement on terms acceptable to us. As a result, we may ultimately be unable to reduce the cost of goods for our product candidates to levels that will allow for an attractive return on investment if and when those product candidates are approved and commercialized.

        The manufacturing process for any products that we may develop is subject to the FDA and foreign regulatory authority approval processes, and we will need to contract with manufacturers who we believe can meet applicable FDA and foreign regulatory authority requirements on an ongoing basis. If we or our contract manufacturing organizations, or CMOs, are unable to reliably produce products to specifications acceptable to the FDA or other regulatory authorities, we may not obtain or maintain the approvals we need to commercialize our products. Even if we obtain regulatory approval for any of our product candidates, there is no assurance that either we or our CMOs will be able to manufacture the approved product to specifications and under required good manufacturing practices acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates, impair commercialization efforts, increase our cost of goods and have an adverse effect on our business, financial condition, results of operations and growth prospects.

        Our future success depends on our ability to manufacture our products on a timely basis with acceptable manufacturing costs, while at the same time maintaining good quality control and complying with applicable regulatory requirements, and an inability to do so could have a material adverse effect on our business, financial condition, prospects and results of operations. In addition, we could incur higher manufacturing costs if manufacturing processes or standards change, and we could need to replace, modify, design or build and install equipment, all of which would require additional capital expenditures. Specifically, because our product candidates may have a higher cost of goods than conventional therapies, and may require long-term follow up evaluations, the risk that coverage and reimbursement rates may be inadequate for us to achieve profitability may be greater.

        We expect to evaluate the use of one or more CMOs, as well as the possibility of establishing our own capabilities and infrastructure, including a manufacturing facility. If we choose to build our own manufacturing facility, we will need significant funding and will need to select an adequate location. We expect that development of our own manufacturing facility would provide us with enhanced control of material supply for both clinical trials and the commercial market, enable the more rapid implementation of process changes, and allow for better long-term margins. However, we have no experience in developing a manufacturing facility and may never be successful in developing our own manufacturing facility or capability. If we determine to establish our own manufacturing capabilities and infrastructure, we will also need to hire additional personnel to manage our operations and facilities and develop the necessary infrastructure to continue the research and development, and eventual commercialization, if approved, of our product candidates. If we fail to select the correct location, complete the construction in an efficient manner, recruit the required personnel and generally manage our growth effectively, the development and production of our product candidates could be curtailed or delayed. We may establish multiple manufacturing facilities as we expand our commercial footprint to multiple geographies, which may lead to regulatory delays or could prove costly. Even if we are successful, our manufacturing capabilities could be affected by cost-overruns, unexpected delays, equipment failures, labor shortages, natural disasters, power failures and numerous other factors that could prevent us from realizing the intended benefits of our manufacturing strategy and have a material adverse effect on our business, financial condition, results of operations and prospects.

        In addition, the FDA, the EMA and other foreign regulatory authorities may require us to submit samples of any lot of any approved product, together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA, the EMA or other foreign regulatory authorities may require that we not distribute a lot until the relevant agency authorizes its release. Slight deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures or product recalls. Lot failures or product recalls could cause us to delay product launches or clinical trials, which could be costly to us and otherwise harm our business, financial condition, results of operations and prospects. Problems in our manufacturing process could restrict our ability to meet market demand for our products.

        We also may encounter problems hiring and retaining the experienced scientific, quality-control and manufacturing personnel needed to operate our manufacturing processes, which could result in delays in production or difficulties in maintaining compliance with applicable regulatory requirements.

        Any problems in our manufacturing process or facilities could make us a less attractive collaborator for potential partners, including larger pharmaceutical companies and academic research institutions, which could limit our access to additional attractive development programs.

Our business is highly dependent on the success of our lead product candidate, NEO-PV-01, as well as NEO-PTC-01, NEO-SV-01 and our other preclinical programs. All of our product candidates will require significant additional nonclinical and clinical development before we can seek regulatory approval for and launch a product commercially.

        Our business and future success depends on our ability to obtain regulatory approval of and then successfully launch and commercialize our lead product candidate, NEO-PV-01, as well as NEO-PTC-01, NEO-SV-01 and our other preclinical programs. NEO-PV-01 is currently being investigated in two Phase 1b clinical trials, and we plan to initiate two additional exploratory clinical trials evaluating NEO-PV-01. In addition, we are currently conducting additional research and development to optimize the manufacturing process for NEO-PTC-01 and NEO-SV-01 and to determine the other indications that we will be targeting with our NEON  /  SELECT approach. In particular, given that NEO-PV-01 is our first clinical program, we may be exposed to additional risks related to trial execution, difficulties with patient enrollment, trial design and establishing trial protocols. Meanwhile, NEO-PTC-01 involves the activation and expansion of neoantigen-specific T cells ex vivo, an approach that may be less effective than anticipated. Finally, the success of our NEON / SELECT program (including NEO-SV-01) depends on our ability to validate high priority shared neoantigen targets and to develop neoantigen-targeted therapies for these shared targets that are therapeutically-relevant across subsets of patients or tumor types. We may, however, be unable to achieve either or both of these goals.

        All of our product candidates will require additional clinical and nonclinical development, regulatory review and approval in multiple jurisdictions, substantial investment, access to sufficient commercial manufacturing capacity, and significant marketing efforts before we can generate any revenue from product sales. In addition, because NEO-PV-01 is our most advanced product candidate, if NEO-PV-01 encounters safety or efficacy problems, developmental delays or regulatory issues or other problems, our development plans and business would be significantly harmed.

The successful development of biopharmaceuticals, such as neoantigen-targeted therapies, is highly uncertain.

        Successful development of biopharmaceuticals, such as neoantigen-targeted therapies, is highly uncertain and is dependent on numerous factors, many of which are beyond our control. Neoantigen-targeted therapies that appear promising in the early phases of development may fail to reach the market for several reasons including:

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  nonclinical or preclinical testing or study results may show the neoantigen-targeted therapies to be less effective than desired or to have harmful or problematic side effects;

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  clinical trial results may show the neoantigen-targeted therapies to be less effective than expected (e.g., a clinical trial could fail to meet its primary endpoint(s)) or could have unacceptable side effects or toxicities;

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  we may fail to receive the necessary regulatory approvals or experience a delay in receiving those approvals, including delays that may be caused by slow enrollment in clinical trials, patients dropping out of trials, the required length of time to achieve trial endpoints, additional time requirements for data analysis or biologics license application, or BLA, preparation, discussions with the FDA, an FDA request for additional nonclinical or clinical data, or unexpected safety or manufacturing issues;

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  manufacturing costs, turnaround time, formulation issues, pricing or reimbursement issues, or other factors that make the neoantigen-targeted therapy uneconomical; and

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  the proprietary rights of others and their competing products and technologies that may prevent the neoantigen-targeted therapy from being commercialized.

        The length of time necessary to complete clinical trials and to submit an application for marketing approval for a final decision by a regulatory authority may vary significantly from one therapy to the next, and may be difficult to predict.

        Even if we are successful in getting market approval for our product candidates, commercial success of any approved products will also depend in large part on the availability of coverage and adequate reimbursement from third-party payors, including government payors such as the Medicare and Medicaid programs and managed care organizations, which may be affected by existing and future healthcare reform measures designed to reduce the cost of healthcare. In order to qualify for reimbursement, third-party payors could require us to conduct additional studies, including post-marketing studies related to the cost effectiveness of a product, which could be costly and divert our resources. If government and other healthcare payors were not to provide adequate coverage and reimbursement levels for one any of our products once approved, market acceptance and commercial success would be reduced.

        In addition, if any of our products is approved for marketing, we will be subject to significant regulatory obligations regarding the submission of safety and other post-marketing information and reports and registration, and will need to continue to comply (or ensure that our third-party providers) comply with current good manufacturing practices, or cGMPs, and good clinical practices, or GCPs, for any clinical trials that we conduct post-approval. In addition, there is always the risk that we or a regulatory authority might identify previously unknown problems with a product post-approval, such as adverse events of unanticipated severity or frequency. Compliance with these requirements is costly, and any failure to comply or other issues with our product candidates post-approval could have a material adverse effect on our business, financial condition, prospects and results of operations.

Clinical development is a lengthy and expensive process with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of any product candidates.

        To obtain the requisite regulatory approvals to commercialize any product candidates, we must demonstrate through extensive preclinical studies and clinical trials that our products are safe, pure and potent or effective in humans. Clinical testing is expensive and can take many years to complete, and the outcome of any clinical trial is inherently uncertain. We may be unable to establish clinical endpoints that applicable regulatory authorities would consider clinically meaningful, and a clinical trial can fail at any stage of testing. The outcome of nonclinical studies and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. For example, our ongoing Phase 1b clinical trial of NEO-PV-01 is open-label, but we expect later-stage clinical trials of NEO-PV-01 will require placebo comparison or comparison with an active comparator. Differences in trial design between early stage clinical trials and later-stage clinical trials make it difficult to extrapolate the results of earlier clinical trials to later clinical trials. Moreover, nonclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in nonclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.

        Successful completion of clinical trials is a prerequisite to submitting a BLA to the FDA, a Marketing Authorization Application, or MAA, to the EMA, and similar marketing applications to comparable foreign regulatory authorities, for each product candidate and, consequently, the ultimate approval and commercial marketing of any product candidates. We do not know whether any of our clinical trials will begin or be completed on schedule, if at all.

        We may experience delays in completing our preclinical or nonclinical testing and studies and initiating or completing clinical trials. We also may experience numerous unforeseen events or circumstances during, or as a result of, any future clinical trials that we may conduct that could delay or prevent our ability to receive marketing approval or commercialize our product candidates, including:

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  regulators or institutional review boards, or IRBs, or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

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  we may experience delays in reaching, or fail to reach, agreement on acceptable terms with prospective trial sites and prospective contract research organizations, or CROs, as the terms of these agreements can be subject to extensive negotiation and vary significantly among different CROs and trial sites;

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  clinical trials of any product candidates may fail to show safety, purity or potency, or produce negative or inconclusive results, which may cause us to decide, or regulators to require us, to conduct additional nonclinical studies or clinical trials or which may cause us to decide to abandon product development programs;

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  the number of patients required for clinical trials of any product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipated or participants may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipated;

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  our CROs and other third-party contractors involved in our clinical trials may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, or they may deviate from the clinical trial protocol or drop out of the trial, which may require that we add new clinical trial sites or investigators;

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  we may elect to, or regulators, IRBs or ethics committees may require that we or our investigators, suspend or terminate clinical research or trials for various reasons, including noncompliance with regulatory requirements or a finding that participants are being exposed to unacceptable health risks;

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  the cost of preclinical or nonclinical testing and studies and clinical trials of any product candidates may be greater than we anticipate;

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  the potential insufficiency or inadequacy of the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates;

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  our ability to manufacture and supply product to patients consistent with clinical trial protocols;

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  our product candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators, IRBs or ethics committees to suspend or terminate trials, or reports may arise from nonclinical or clinical testing of other cancer therapies that raise safety or efficacy concerns about our product candidates; and

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  the FDA or other regulatory authorities may require us to submit additional data such as long-term toxicology studies, or impose other requirements on us, before permitting us to initiate a clinical trial.

        We could also encounter delays if a clinical trial is suspended or terminated by us, the IRBs of the institutions in which such trials are being conducted, or the FDA or other regulatory authorities, or if a clinical trial is recommended for suspension or termination by the relevant Data Safety Monitoring Board, or DSMB. A suspension or termination may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities that results in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product or treatment, failure to establish or achieve clinically meaningful trial endpoints, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Many of the factors that could cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. Further, the FDA or other regulatory authorities may disagree with our clinical trial design and our interpretation of data from clinical trials, or may change the requirements for approval even after they have reviewed and commented on the design for our clinical trials.

        Our product development costs will increase if we experience delays in conducting clinical testing or receiving marketing approvals. We do not know whether any of our preclinical or nonclinical testing and studies or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant preclinical or nonclinical testing and studies or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates and may allow our competitors to bring products to market before we do, potentially impairing our ability to successfully commercialize our product candidates and harming our business, financial condition, prospects and results of operations. Any delays in our nonclinical or future clinical development programs may harm our business, financial condition, prospects and results of operations significantly.

Preclinical development is uncertain. Our preclinical programs may experience delays or may never advance to clinical trials, which would adversely affect our ability to obtain regulatory approvals or commercialize these programs on a timely basis or at all, which would have an adverse effect on our business.

        With the exception of NEO-PV-01, all of our other product candidates are still in the preclinical discovery stage, and their risk of failure is high. Before we can commence clinical trials for a product candidate, we must complete extensive preclinical testing and studies that support our planned Investigational New Drug applications, or INDs, in the United States, or similar applications in other jurisdictions. We cannot be certain of the timely completion or outcomes of our preclinical testing and studies and cannot predict if the FDA or other regulatory authorities will accept our proposed clinical programs or if the outcomes of our preclinical testing and studies will ultimately support the further development of our programs. As a result, we cannot be sure that we will be able to submit INDs or similar applications for our preclinical programs on the timelines we expect, if at all, and we cannot be sure that submission of INDs or similar applications will result in the FDA or other regulatory authorities allowing clinical trials to begin.

Our planned clinical trials or those of our future collaborators may reveal significant adverse events not seen in our preclinical or nonclinical studies and may result in a safety profile that could inhibit regulatory approval or market acceptance of any of our product candidates.

        Before obtaining regulatory approvals for the commercial sale of any products, we must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that our product candidates are both safe and effective for use in each target indication. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. In addition, initial success in clinical trials may not be indicative of results obtained when those trials are completed. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through nonclinical studies and initial clinical trials. Companies in the biopharmaceutical industry have suffered significant setbacks in later-stage clinical trials due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials. Most product candidates that commence clinical trials are never approved as products and there can be no assurance that any of our current or future clinical trials will ultimately be successful or support further clinical development of any of our product candidates.

        We intend to develop NEO-PV-01, and may develop future product candidates, in combination with one or more cancer therapies. This combination may have additional side effects that were not present in initial clinical trials of our product candidates with other cancer therapies. The uncertainty resulting from the use of our product candidates in combination with other cancer therapies may make it difficult to accurately predict side effects in future clinical trials.

        If significant adverse events or other side effects are observed in any of our current or future clinical trials, we may have difficulty recruiting patients to our clinical trials, patients may drop out of our trials, or we may be required to abandon the trials or our development efforts of one or more product candidates altogether. We, the FDA or other applicable regulatory authorities, or an IRB, may suspend clinical trials of a product candidate at any time for various reasons, including a belief that trial subjects are being exposed to unacceptable health risks or adverse side effects. Some potential therapeutics developed in the biotechnology industry that initially showed therapeutic promise in early-stage trials have later been found to cause side effects that prevented their further development. Even if the side effects presented do not preclude the drug from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance of the approved product due to its tolerability versus other therapies. Any of these developments could materially harm our business, financial condition, prospects and results of operations.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

        We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the study until its conclusion. The enrollment of patients depends on many factors, including:

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  the patient eligibility and exclusion criteria defined in the protocol;

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  the size of the patient population required for analysis of the trial's primary endpoints;

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  the proximity of patients to trial sites;

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  the design of the trial;

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  the ability to recruit clinical trial investigators with the appropriate competencies and experience;

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  the ability to obtain and maintain patient consents; and

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  the risk that patients enrolled in clinical trials will drop out of the trials before completion.

        In addition, our clinical trials will compete with other clinical trials for product candidates that are similar therapeutic areas as our product candidates, which may reduce the number and types of patients available to us. In addition, since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at those sites. Moreover, because our product candidates represent a departure from more commonly used methods for cancer treatment, potential patients and their doctors may be inclined to use conventional therapies, such as chemotherapy and bone marrow transplantation, rather than enroll patients in a clinical trial. This may be particularly true for patients with late-stage disease who may perceive that our approach is not effective for patients with that disease profile.

        Delays in patient enrollment may result in increased costs or may affect the timing or outcome of our planned clinical trials. These delays could also prevent completion of these trials and adversely affect our ability to advance the development of our product candidates.

We expect to develop NEO-PV-01 and, potentially future product candidates, in combination with other therapies, and safety or supply issues with combination use products may delay or prevent development and approval of our product candidates.

        We intend to develop NEO-PV-01, and likely other product candidates, in combination with one or more approved or unapproved cancer therapies.

        Even if any product candidate we develop were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA or similar regulatory authorities outside of the United States could revoke approval of the therapy used in combination with our product or that safety, efficacy, manufacturing or supply issues could arise with any of those existing therapies. If the therapies we use in combination with our product candidates are replaced as the standard of care for the indications we choose for any of our product candidates, the FDA or similar regulatory authorities outside of the United States may require us to conduct additional clinical trials. The occurrence of any of these risks could result in our own products, if approved, being removed from the market or being less successful commercially.

        We also plan to evaluate NEO-PV-01 or any other future product candidates in combination with one or more cancer therapies that have not yet been approved for marketing by the FDA or similar regulatory authorities outside of the United States. We will not be able to market and sell NEO-PV-01 or any product candidate we develop in combination with an unapproved cancer therapy if that unapproved cancer therapy does not ultimately obtain marketing approval. In addition, unapproved cancer therapies face the same risks described with respect to our product candidates currently in development and clinical trials, including the potential for serious adverse effects, delay in their clinical trials and lack of FDA approval.

        If the FDA or similar regulatory authorities outside of the United States do not approve these other drugs or revoke their approval of, or if safety, efficacy, manufacturing, or supply issues arise with, the drugs we choose to evaluate in combination with NEO-PV-01 or any product candidate we develop, we may be unable to obtain approval of or market NEO-PV-01 or any product candidate we develop.

Neoantigen-targeted therapies are a novel approach and negative perception of the efficacy or safety of any of our product candidates could adversely affect our ability to conduct our business or obtain regulatory approvals for our product candidates.

        Neoantigen-targeted therapies remain novel and unproven technologies, with no neoantigen-targeted therapy approved to date in the United States or the European Union, or EU. Neoantigen vaccines, neoantigen T cell therapies or any other modality that we seek to use may not gain the acceptance of the public or the medical community. For example, earlier cancer vaccines attempted to direct the immune system against a class of molecules found predominantly, but not exclusively, at the tumor site. Since the targets of these cancer vaccines were are also found on normal cells, they were regarded as 'self', which caused the immune system to prohibit destruction of the cancerous cells. As a result, these cancer vaccines did not generate potent immune responses. Our neoantigen vaccines may be viewed in the same vein as the earlier cancer vaccines, limiting our ability to enroll patients in our clinical trials or if approved, our vaccines' market acceptance. Further, with respect to our NEO-PTC-01 program, the use of T cells as a potential cancer treatment is a recent scientific development and may not become broadly accepted by physicians, patients, hospitals, cancer treatment centers and others in the medical community.

        Our success will depend upon physicians who specialize in the treatment of diseases targeted by our product candidates prescribing treatments that involve the use of our product candidates in lieu of, or in addition to, existing treatments with which they are more familiar and for which greater clinical data may be available. Adverse events in clinical trials of our product candidates or in clinical trials of others developing similar products and the resulting publicity, as well as any other adverse events in the field of neoantigen-targeted therapies cancer vaccines, or T cell therapies, could result in a decrease in demand for any product that we may develop. In addition, responses by the U.S., state or foreign governments to negative public perception may result in new legislation or regulations that could limit our ability to develop or commercialize any product candidates, obtain or maintain regulatory approval or otherwise achieve profitability. More restrictive statutory regimes, government regulations or negative public opinion would have an adverse effect on our business, financial condition, prospects and results of operations and may delay or impair the development and commercialization of our product candidates or demand for any products we may develop.

NEO-PV-01 includes a development-stage vaccine adjuvant, poly-IC:LC. It is difficult for us to predict how our use of poly-IC:LC will be viewed by the FDA or other regulatory agencies as we attempt to demonstrate the safety of NEO-PV-01.

        We use an adjuvant, poly-IC:LC, with our NEO-PV-01 vaccine product candidate, which makes it difficult to predict how the FDA and applicable other regulatory agencies will evaluate the safety of NEO-PV-01. Adjuvants are compounds that are added to vaccines to enhance the activation of and improve the immune response and efficacy of vaccines. Any vaccine, because of the presence of an adjuvant, may have side effects that may pose too great a safety risk to warrant approval of the vaccine. Development-stage vaccine adjuvants, such as poly-IC:LC, may pose an increased safety risk to patients. Poly-IC:LC has been used as an adjuvant in other investigational vaccine trials but has never been approved by the FDA for commercial use. The existence of additional trials using this adjuvant may provide support for approval of our product candidates, however, negative safety or efficacy results from other trials using poly-IC:LC could similarly jeopardize the continued development of our product candidates that use poly-IC:LC as an adjuvant.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

        We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our research and development activities involve the use of biological and hazardous materials and produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials, which could cause an interruption of our commercialization efforts, research and development efforts and business operations, as well as environmental damage that could result in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. Although we believe that the safety procedures utilized by our third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by applicable laws and regulations, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In the event of any contamination or injury, we may be held liable for any resulting damages in an amount that could potentially exceed our resources, and state or federal or other applicable authorities may curtail our use of certain materials and/or interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of changes to applicable laws and regulations and cannot be certain of our future compliance. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

        Although we maintain workers' compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities. We do not carry specific biological waste or hazardous waste insurance coverage, or workers compensation or property and casualty and general liability insurance policies that include coverage for damages and fines arising from biological or hazardous waste exposure or contamination.

We may incur substantial liabilities and may be required to limit commercialization of our product candidates if we face product liability lawsuits.

        We face an inherent risk of product liability as a result of testing our product candidates in clinical trials and will face an even greater risk if we commercialize any products. For example, we may be sued if our product candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical trials, manufacturing, marketing or sale. We could face product liability claims that may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. In addition, we could face claims asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims or state consumer protection claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even the successful defense against a claim of this nature would require significant financial and management resources. Regardless of the merits or eventual outcome, claims of liability of this nature may result in:

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  our inability to bring a product candidate to the market;

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  decreased demand for our products;

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  injury to our reputation;

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  withdrawal of clinical trial participants and inability to continue clinical trials;

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  initiation of investigations by regulators;

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  costs to defend the related litigation;

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  diversion of management's time and our resources;

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  substantial monetary awards to trial participants or patients;

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  product recalls, withdrawals or labeling, marketing or promotional restrictions;

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  loss of revenue;

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  exhaustion of any available insurance and our capital resources;

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  the inability to commercialize any product candidate; and

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  decline in our share price.

        Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop, alone or with collaborators. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, that indemnification may not be available or adequate should any claim arise. Although we currently carry $5.0 million in clinical trial insurance, that amount of insurance coverage may not be adequate, and, in the future, we may be unable to maintain this insurance coverage, or we may not be able to obtain additional or replacement insurance at a reasonable cost, if at all. Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay those amounts.

The market opportunities for our product candidates may be limited or small.

        The potentially addressable patient population for our product candidates may be limited or may not be amenable to treatment with our product candidates. In addition, our projections of both the number of people who have the cancers we are targeting, as well as the subset of people with these cancers in a position to receive our therapies, if approved, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations, or market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these cancers. The number of potential patients for our product candidates may turn out to be lower than expected. Even if we obtain significant market share for our product candidates, if the potential target populations are small, we may never achieve profitability without obtaining regulatory approval for additional indications.

We face significant competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively.

        The biopharmaceutical industry is characterized by intense competition and rapid innovation. Our competitors may be able to develop other compounds or drugs that are able to achieve similar or better results. Our potential competitors include major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies and universities and other research institutions. Many of our competitors have substantially greater financial, technical and other resources, such as larger research and development staff and experienced marketing and manufacturing organizations and well-established sales forces. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel therapeutics or to in-license novel therapeutics that could make the product candidates that we develop obsolete. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. Competition may increase further due to advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors, either alone or with collaborative partners, may succeed in developing, acquiring or licensing on an exclusive basis drug or biologic products that are more effective, safer, more easily commercialized or less costly than our product candidates, or they may develop proprietary technologies or secure patent protection that we may need for the development of our technologies and products. We believe the key competitive factors that will affect the development and commercial success of our product candidates are efficacy, safety, tolerability, reliability, convenience of use, price and reimbursement.

        We anticipate competing with the largest pharmaceutical companies in the world, many of which are all currently conducting research in neoantigen based therapies and all of which have greater financial and human resources than we currently have. In addition to these fully-integrated biopharmaceutical companies, we will also face competition from other immunotherapy-focused oncology companies. Further, we directly compete with a number of neoantigen therapeutics-focused companies, including Aduro Biotech, Inc., Advaxis, Inc., Agenus Inc., BioNTech AG, Gritstone Oncology, Inc., Moderna Therapeutics, Inc., Nouscom AG, PACT Pharma, Inc. and ZIOPHARM Oncology, Inc.

        Even if we obtain regulatory approval of our product candidates, the availability and price of our competitors' products could limit the demand and the price we are able to charge for our product candidates. We may not be able to implement our business plan if the acceptance of our product candidates is inhibited by price competition or the reluctance of physicians to switch from existing methods of treatment to our product candidates, or if physicians switch to other new drug or biologic products or choose to reserve our product candidates for use in limited circumstances. For additional information regarding our competition, see "Business—Competition."

We rely on our RECON bioinformatics engine to identify neoantigen targets. Our competitive position could be materially harmed if our competitors develop a platform similar to RECON and develop rival product candidates.

        We rely on unpatented know-how, inventions and other proprietary information, to strengthen our competitive position. We consider know-how to be our primary intellectual property with respect to RECON. The algorithms composing RECON require accurate input data to enable the algorithms to detect patterns. Our clinical trials allow us to collect clinical data together with myriad samples of blood and tumor tissue, which we use as a feedback loop to make improvements to RECON. However, know-how can be difficult to protect. In particular, we anticipate that, with respect to this platform, this know-how may over time be disseminated within the industry through independent development, the publication of journal articles describing the method, and the movement of skilled personnel.

        We cannot rule out that our competitors may have or obtain the knowledge necessary to analyze and characterize similar data to our known data for the purpose of identifying and developing products that could compete with NEO-PV-01, NEO-PTC-01 or any of our future product candidates. Our competitors may also have significantly greater financial, product development, technical, and human resources and access to other human tumors than we do. Further, our competitors may have significantly greater experience in using translational science methods to identify and develop product candidates.

        We may not be able to prohibit our competitors from using technology or methods that are the same as or similar to RECON to develop their own product candidates. If our competitors develop bioinformatics and engage in the computation and analysis of complex algorithms to identify neoantigen targets and develop associated therapies, our ability to develop and market a promising product or product candidate may diminish substantially, which could have a material adverse effect on our business, financial condition, prospects and results of operations.

        Continuous and up-to-date clinical data is a key feature of RECON. We cannot guarantee that we will be permitted by regulatory authorities, or have the resources to obtain, continuous clinical data that would be input into RECON. For example, regulatory authorities may require that we refrain from inputting any additional data into RECON after we commence a pivotal clinical trial. If we are prevented or impeded from adding additional clinical data into RECON, we will not be able to advance RECON and its utility may be diminished. As a result, our ability to develop product candidates may be significantly impacted, which could have a material adverse effect on our business, financial condition, prospects and results of operations.

Even if a product candidate we develop receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

        If any product candidate we develop receives marketing approval, whether as a single agent or in combination with other therapies, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors, and others in the medical community. For example, other cancer treatments like chemotherapy and radiation therapy are well established in the medical community, and doctors may continue to rely on these therapies. If the product candidates we develop do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable. The degree of market acceptance of any product candidate, if approved for commercial sale, will depend on a number of factors, including:

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  efficacy and potential advantages compared to alternative treatments;

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  price competitiveness;

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  convenience and ease of administration compared to alternative treatments;

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  the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

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  the strength of marketing and distribution support;

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  the ability to obtain sufficient third-party coverage and adequate reimbursement, including with respect to the use of the approved product as a combination therapy;

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  adoption of a companion diagnostic and/or complementary diagnostic; and

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  the prevalence and severity of any side effects.

We will need to grow the size of our organization, and we may experience difficulties in managing this growth.

        As of May 15, 2018, we had 84 employees, all of whom are full-time. As our development and commercialization plans and strategies develop, and as we transition into operating as a public company, we expect to need additional managerial, operational, sales, marketing, financial, legal and other personnel. Future growth would impose significant added responsibilities on members of management, including:

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  identifying, recruiting, integrating, maintaining and motivating additional employees;

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  managing our internal development efforts effectively, including the clinical and FDA review process for our product candidates, while complying with our contractual obligations to contractors and other third parties; and

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  improving our operational, financial and management controls, reporting systems and procedures.

        Our future financial performance and our ability to commercialize our product candidates will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

        We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors, contractors and consultants to provide certain services, including substantially all aspects of regulatory approval, clinical management and manufacturing. There can be no assurance that the services of independent organizations, advisors, contractors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by independent organizations, advisors, contractors or consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval of our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing independent organizations, advisors, contractors or consultants or find other competent resources on economically reasonable terms, or at all.

        If we are not able to effectively expand our organization by hiring new employees and expanding the roster of independent organizations, advisors and consultants on whom we rely on an outsourced basis, we may not be able to successfully implement the tasks necessary to further develop and commercialize our product candidates and, accordingly, may not achieve our research, development and commercialization goals.

If we lose key management personnel, or if we fail to recruit additional highly skilled personnel, our ability to identify and develop new or next generation product candidates will be impaired, could result in loss of markets or market share and could make us less competitive.

        Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management, scientific and medical personnel, including Hugh O'Dowd, our Chief Executive Officer, Yasir B. Al-Wakeel, our Chief Financial Officer, Richard Gaynor, our President of Research & Development, and Robert Ang, our Chief Business Officer. The loss of the services of any of our executive officers, other key employees, and other scientific and medical advisors, and our inability to find suitable replacements could result in delays in product development and harm our business.

        We conduct our operations at our facility in Cambridge, Massachusetts. This region is headquarters to many other biopharmaceutical companies and many academic and research institutions and competition for skilled personnel in our market is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all.

        To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have provided restricted stock and stock options that vest over time. The value to employees of stock options that vest over time may be significantly affected by movements in our stock price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. Although we have employment agreements with certain of our key employees, these employment agreements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. We do not maintain "key man" insurance policies on the lives of these individuals or the lives of any of our other employees. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers, as well as junior, mid-level and senior scientific and medical personnel.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

        Our operations, and those of our CROs, CMOs and other independent organizations, advisors, contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely on third-party manufacturers to produce and process our product candidates on a patient-by-patient basis. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption.

Our internal computer systems, or those used by our CROs or other independent organizations, advisors, contractors or consultants, may fail or suffer security breaches.

        Despite the implementation of security measures, our internal computer systems and those of our future CROs and other independent organizations, advisors, contractors and consultants are vulnerable to damage from computer viruses and unauthorized access. While we have not experienced any such material system failure or security breach to date, if an event of that nature were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Additionally, a security breach related to RECON's proprietary combination of algorithms could adversely affect our ability to apply RECON to predict therapeutically-relevant neoantigens or result in our competitors having access to these algorithms, which could adversely affect our competitive position. Likewise, we currently do, and may in the future continue to, rely on third parties for the manufacture of our product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our product candidates could be delayed.

Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

        We are exposed to the risk of employee fraud or other illegal activity by our employees, independent contractors, consultants, commercial partners and vendors. Misconduct by these parties could include intentional, reckless and/or negligent conduct that fails to comply with the laws enforced by the FDA and other similar foreign regulatory bodies, provide true, complete and accurate information to the FDA and other similar foreign regulatory bodies, comply with manufacturing standards we have established, comply with healthcare fraud and abuse laws in the United States and similar foreign laws, or report financial information or data accurately or to disclose unauthorized activities to us. If we obtain FDA approval of any of our product candidates and begin commercializing those products in the United States, our potential exposure under these laws will increase significantly, and our costs associated with compliance with these laws are also likely to increase. These laws may impact, among other things, our current activities with principal investigators and research patients, as well as proposed and future sales, marketing and education programs.

Our relationships with healthcare providers and physicians and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

        Healthcare providers, physicians and third-party payors in the United States and elsewhere play a primary role in the recommendation and prescription of pharmaceutical products. Arrangements with third-party payors and customers can expose pharmaceutical manufactures to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act, or the FCA, which may constrain the business or financial arrangements and relationships through which companies sell, market and distribute pharmaceutical products. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials. The applicable federal, state and foreign healthcare laws and regulations laws that may affect our ability to operate include, but are not limited to:

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  the federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity can be found guilty of violating this statute without actual knowledge of the statute or specific intent to violate it. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers, on the one hand, and prescribers, purchasers and formulary managers, on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution;

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  federal civil and criminal false claims laws and civil monetary penalty laws, including the FCA, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment to, or approval by Medicare, Medicaid, or other federal healthcare programs, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or an obligation to pay or transmit money to the federal government, or knowingly concealing or knowingly and improperly avoiding or decreasing or concealing an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to "cause" the submission of false or fraudulent claims. The FCA also permits a private individual acting as a "whistleblower" to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

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  the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it;

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  HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose, among other things, requirements on certain covered healthcare providers, health plans and healthcare clearinghouses, as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys' fees and costs associated with pursuing federal civil actions;

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  the federal Physician Payment Sunshine Act, created under the Patient Protection and Affordable Care Act, and its implementing regulations, which require manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program (with certain exceptions) to report annually to the United States Department of Health and Human Services, or HHS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

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  federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

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  analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and may be broader in scope than their U.S. federal equivalents; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

        The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

        The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company's attention from the business.

        The failure to comply with any of these laws or regulatory requirements subjects entities to possible legal or regulatory action. Depending on the circumstances, our failure to meet applicable regulatory requirements can result in civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, possible exclusion from participation in federal and state funded healthcare programs, contractual damages and the curtailment or restricting of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. Any action for violation of these laws, even if successfully defended, could cause a pharmaceutical manufacturer to incur significant legal expenses and divert management's attention from the operation of the business. Prohibitions, restrictions on sales or withdrawal of future marketed products could materially affect a pharmaceutical manufacturer's business in an adverse way.

        Effective upon the completion of this offering, we will adopt a code of business conduct and ethics. However, even after adopting and implementing appropriate corporate policies, it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with applicable laws or regulations. Our efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any actions of this nature are instituted against us, and if we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could adversely affect our ability to operate our business, financial condition, prospects and results of operations. In addition, the approval and commercialization of any of our product candidates outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

We may not be successful in our efforts to identify additional product candidates. Due to our limited resources and access to capital, we must prioritize development of certain product candidates; these decisions may prove to be wrong and may adversely affect our business.

        Although we intend to explore therapeutic opportunities beyond those that we are currently developing, we may fail to identify viable new product candidates for clinical development for a number of reasons, which could result in harm to our business.

        Research programs to pursue the development of our existing and planned product candidates for additional indications and to identify new product candidates and disease targets require substantial technical, financial and human resources, whether or not they are ultimately successful. Our research programs may initially show promise in identifying potential indications and/or product candidates, yet fail to yield results for clinical development for a number of reasons, including:

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  the research method used may not be successful in identifying potential indications and/or product candidates;

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  potential product candidates may, after further study, be shown to have harmful adverse effects or other characteristics that indicate they are unlikely to be effective therapies; or

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  it may take greater human and financial resources than we will possess to identify additional therapeutic opportunities for our product candidates or to develop suitable potential product candidates through internal research programs, thereby limiting our ability to develop, diversify and expand our product portfolio.

        Because we have limited financial and human resources, we intend to initially focus on research programs and product candidates for a limited set of indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential or a greater likelihood of success. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities.

        Accordingly, there can be no assurance that we will ever be able to identify additional therapeutic opportunities for our product candidates or develop suitable potential product candidates through internal research programs, which could materially adversely affect our business, financial condition, prospects and results of operations. We may focus our efforts and resources on potential product candidates or other potential programs that ultimately prove to be unsuccessful.

Our business could be materially and adversely affected by a variety of risks associated with marketing our product candidates internationally.

        We plan to seek regulatory approval of our product candidates outside of the United States and, accordingly, if we obtain necessary approvals, we expect that we will be subject to additional risks related to operating in foreign countries, including:

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  differing regulatory requirements in foreign countries;

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  unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

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  economic weakness, including inflation, or political instability in particular foreign economies and markets;

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  compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

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  foreign taxes, including withholding of payroll taxes;

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  foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

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  difficulties staffing and managing foreign operations;

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  workforce uncertainty in countries where labor unrest is more common than in the United States;

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  potential liability under the Foreign Corrupt Practices Act, or FCPA, or comparable foreign regulations;

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  challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

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  production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

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  business interruptions resulting from geo-political actions, including war and terrorism.

        These and other risks associated with our international operations may materially adversely affect our ability to attain or maintain profitable operations.

We currently have no marketing and sales organization and have no experience marketing products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be able to generate product revenue.

        We currently have no sales, marketing or distribution capabilities and have no experience marketing products. In the future, we intend to develop an in-house marketing organization and sales force, which will require significant capital expenditures, management resources and time. We will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train and retain marketing and sales personnel.

        In addition to establishing internal sales, marketing and distribution capabilities, we may pursue collaborative arrangements regarding the sales and marketing of our products. However, there can be no assurance that we will be able to establish or maintain these types of collaborative arrangements, or if we are able to do so, that our partners will have effective sales forces. Any revenue we receive from collaboration partners will depend upon the efforts of these third parties, which may not be successful. We may have little or no control over the marketing and sales efforts that these third parties undertake and our revenue from product sales may be lower than if we had commercialized our product candidates ourselves. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our product candidates.

        There can be no assurance that we will be able to develop in-house sales and distribution capabilities or establish or maintain relationships with third-party collaborators to commercialize any, assuming they receive regulatory approval, in the United States or overseas.

Comprehensive tax reform legislation could adversely affect our business and financial condition.

        In December 2017, the U.S. government enacted comprehensive tax legislation, referred to as the Tax Reform Act, that includes significant changes to the taxation of business entities. These changes include, among others, a permanent reduction to the corporate income tax rate, limiting interest deductions, limiting the deduction for net operating losses to 80% of annual taxable income and eliminating net operating loss carrybacks, in each case, for losses arising in taxable years beginning after December 31, 2017 (though any such tax losses may be carried forward indefinitely), allowing for the expensing of capital expenditures, putting into effect the migration from a "worldwide" system of taxation to a territorial system, and modifying or repealing many business deductions and credits (including reducing the business tax credit for certain clinical testing expenses incurred in the testing of certain drugs for rare diseases or conditions generally referred to as "orphan drugs"). The overall impact of this tax reform is uncertain, and it is possible that our business, financial condition prospects and results of operations could be adversely affected by the limitations imposed on certain tax deductions and credits. We continue to examine the impact this tax reform legislation may have on our business. We urge our stockholders to consult with their legal and tax advisors with respect to applicable tax laws, including this legislation, and the potential tax consequences of investing in our common stock.

Our ability to use net operating losses and research and development credits to offset future taxable income may be subject to certain limitations.

        As of December 31, 2017, we had federal and state net operating loss carryforwards of $81.2 million and $79.8 million, respectively, which begin to expire in various amounts in 2034. As of December 31, 2017, we also had federal and state research and development tax credit carryforwards of $1.5 million and $0.8 million, respectively, which begin to expire in 2034 and 2029, respectively. These net operating loss and tax credit carryforwards could expire unused and be unavailable to offset future income tax liabilities. In addition, in general, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its pre-change net operating losses or tax credits, or NOLs or credits, to offset future taxable income or taxes. For these purposes, an ownership change generally occurs where the aggregate stock ownership of one or more stockholders or groups of stockholders who owns at least 5% of a corporation's stock increases its ownership by more than 50 percentage points over its lowest ownership percentage within a specified testing period. Our existing NOLs or credits may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change in connection with or after this offering, our ability to utilize NOLs or credits could be further limited by Sections 382 and 383 of the Code. In addition, future changes in our stock ownership, many of which are outside of our control, could result in an ownership change under Sections 382 and 383 of the Code. Our NOLs or credits may also be impaired under state law. Accordingly, we may not be able to utilize a material portion of our NOLs or credits. Furthermore, our ability to utilize our NOLs or credits is conditioned upon our attaining profitability and generating U.S. federal and state taxable income. As described above under "Risk Factors—Risks Related to Our Business, Technology and Industry," we have incurred significant net losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. Therefore, we do not know whether or when we will generate the U.S. federal or state taxable income necessary to utilize our NOL or credit carryforwards. Under the Tax Reform Act, NOLs generated after December 31, 2017 will not be subject to expiration. The Tax Reform Act also reduced the corporate income tax rate to 21%, from a prior rate of 35%. This may cause a reduction in the potential economic benefit of our NOLs and other available deferred tax assets.

Risks Related to Government Regulation

The regulatory approval process for our product candidates in the United States, European Union and other jurisdictions is currently uncertain and will be lengthy, time-consuming and inherently unpredictable and we may experience significant delays in the clinical development and regulatory approval, if any, of our product candidates.

        The research, testing, manufacturing, labeling, approval, selling, import, export, marketing and distribution of drug products, including biologics, are subject to extensive regulation by the FDA in the United States and regulatory authorities in states and other countries. We are not permitted to market any biological product in the United States until we receive a biologics license from the FDA. We have not previously submitted a BLA to the FDA, or similar marketing application to comparable foreign authorities. A BLA must include extensive nonclinical and clinical data and supporting information to establish that the product candidate is safe, pure and potent for each desired indication. The BLA must also include significant information regarding the chemistry, manufacturing and controls for the product, and the manufacturing facilities must complete a successful pre-license inspection. We expect the novel nature of our product candidates to create further challenges in obtaining regulatory approval. For example, the NEON  /  ONE product candidate that we design and manufacture is molecularly different for each patient and the FDA has not approved any personal neoantigen therapies to date. Similarly, we use data from our clinical trials to continuously improve the algorithms composing our RECON Bioinformatics Engine. The FDA or other regulatory authorities may require that we refrain from inputting any additional data into our RECON Bioinformatics Engine before we commence any pivotal clinical trials of our product candidates. As a result, our ability to develop product candidates and obtain regulatory approval may be significantly impacted.

        The FDA may also require a panel of experts, referred to as an Advisory Committee, to deliberate on the adequacy of the safety and efficacy data to support approval. The opinion of the Advisory Committee, although not binding, may have a significant impact on our ability to obtain approval of any product candidates that we develop based on the completed clinical trials.

        Moreover, while we are not aware of any specific genetic or biomarker diagnostic tests for which regulatory approval would be necessary in order to advance any of our product candidates to clinical trials or potential commercialization, in the future, regulatory agencies may require the development and approval of these types of tests. Accordingly, the regulatory approval pathway for our product candidates may be uncertain, complex, expensive and lengthy, and we may never obtain regulatory approval for our product candidates.

        In addition, clinical trials can be delayed or terminated for a variety of reasons, including delays or failures related to:

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  obtaining regulatory authorization to begin a trial, if applicable;

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  the availability of financial resources to begin and complete the planned trials;

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  reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

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  obtaining approval at each clinical trial site by an independent IRB or ethics committee;

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  recruiting suitable patients to participate in a trial in a timely manner;

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  having patients complete a trial or return for post-treatment follow-up;

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  deviations from trial protocols by clinical trial sites, noncompliance with GCP requirements or clinical trial sites dropping out of a trial;

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  addressing any patient safety concerns that arise during the course of a trial;

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  addressing any conflicts with new or existing laws or regulations;

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  adding new clinical trial sites; or

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  manufacturing qualified materials under cGMP regulations for use in clinical trials.

        Patient enrollment is a significant factor in the timing of commencement and completion of trials and can be affected by many factors. A clinical trial may be suspended or terminated by us, the IRBs for the institutions in which such trials are being conducted, or the FDA or other regulatory authorities, or a clinical trial may be recommended for suspension or termination by the applicable DSMB, due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If we experience termination of, or delays in the completion of, any clinical trial of our product candidates, the commercial prospects for our product candidates will be harmed, and our ability to generate product revenue will be delayed. In addition, any delays in completing any clinical trials will increase our costs, slow down our product development and approval process and jeopardize our ability to commence product sales and generate revenue.

The FDA may disagree with our regulatory plan and we may fail to obtain regulatory approval of our product candidates.

        The general approach for FDA approval of a new biologic or drug is to provide dispositive data from two well-controlled, Phase 3 clinical trials of the relevant biologic or drug in the relevant patient population. Phase 3 clinical trials typically involve hundreds of patients, have significant costs and take years to complete. We believe that we may be able to utilize an accelerated approval approach for our product candidates given the limited alternatives for cancer treatments, but the FDA may not agree with our plans.

        In addition, our clinical trials results may also not support approval of our product candidates. Our product candidates could fail to receive regulatory approval for many reasons, including the following:

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  the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

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  we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that our product candidates are safe and effective for any of their proposed indications;

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  the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

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  we may be unable to demonstrate that our product candidates' clinical and other benefits outweigh their safety risks;

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  the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from nonclinical studies or clinical trials;

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  the data collected from clinical trials of our product candidates may be deemed by the FDA or comparable foreign regulatory authorities to be insufficient to support the submission of a BLA or other comparable submission in foreign jurisdictions or to obtain regulatory approval in the United States or elsewhere;

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  the FDA or comparable foreign regulatory authorities may fail to approve or find deficiencies with the manufacturing processes and controls or facilities of third-party manufacturers with which we contract for clinical and commercial supplies or any facilities that we may own in the future; and

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  the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner that could render our clinical data insufficient for approval.

We may rely on third parties to conduct investigator-sponsored clinical trials of NEO-PV-01, NEO-PTC-01 and our other product candidates. Any failure by a third party to meet its obligations with respect to the clinical development of our product candidates may delay or impair our ability to obtain regulatory approval for NEO-PV-01, NEO-PTC-01 and our other product candidates.

        We may rely on academic and private, non-academic institutions to conduct and sponsor clinical trials relating to NEO-PV-01, NEO-PTC-01 and our other product candidates. We will not control the design or conduct of the investigator-sponsored trials. It is possible that the FDA or non-U.S. regulatory authorities will not view these investigator-sponsored trials as providing adequate support for future clinical trials, whether controlled by us or third parties, for any one or more reasons, including due to elements of the design or execution of the trials, safety concerns or safety concerns or other trial results.

        Our arrangements with academic and private, non-academic institutions will likely provide us certain information rights with respect to the investigator-sponsored trials, including access to and the ability to use and reference the data resulting from the investigator-sponsored trials, including for our own regulatory filings. However, we would not have control over the timing and reporting of the data from investigator-sponsored trials, nor would we own the data from the investigator-sponsored trials. If we are unable to confirm or replicate the results from investigator-sponsored trials or if those trials produce negative results, we would likely be further delayed or prevented from advancing further clinical development of our product candidates. Further, if investigators or institutions breach their obligations with respect to the clinical development of our product candidates, or if the data they generate prove to be inadequate compared to the first-hand knowledge we might have gained had their trials instead been sponsored and conducted by us, then our ability to design and conduct any future clinical trials ourselves may be adversely affected.

        Additionally, the FDA or non-U.S. regulatory authorities may disagree with the sufficiency of our right of reference to the preclinical, manufacturing or clinical data generated by these investigator-sponsored trials, or our interpretation of preclinical, manufacturing or clinical data from these investigator-sponsored trials. If so, the FDA or other non-U.S. regulatory authorities may require us to obtain and submit additional preclinical, manufacturing, or clinical data before we may initiate our planned trials and/or may not accept such additional data as adequate to initiate our planned trials.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

        Obtaining and maintaining regulatory approval of a product candidate in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval for that product candidate in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional nonclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to regulatory approval.

        We may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which we must comply prior to marketing our product candidates in those jurisdictions. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

Even if we receive regulatory approval of any product candidates or therapies, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

        If any of our product candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies and submission of safety, efficacy and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities. In addition, we will be subject to continued compliance with cGMP and GCP requirements for any clinical trials that we conduct post-approval.

        Manufacturers and manufacturers' facilities are required to comply with extensive FDA, and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMP, and in certain cases, current Good Tissue Practices, or cGTP, regulations. As a result, we and our contract manufacturers, including our outsourced peptide manufacturer and vaccine adjuvant supplier, will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any BLA, other marketing application, and previous responses to inspection observations. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

        Any regulatory approvals that we receive for our product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials and surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require that we implement a risk evaluation and mitigation strategy or REMS, program as a condition of approval of our product candidates, which could entail requirements for long-term patient follow-up, a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves our product candidates, we will have to comply with requirements including submissions of safety and other post-marketing information and reports and registration.

        The FDA may impose consent decrees or withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or

imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

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  restrictions on the marketing or manufacturing of our products, withdrawal of the product from the market or voluntary or mandatory product recalls;

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  fines, warning letters or holds on clinical trials;

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  refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of license approvals;

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  product seizure or detention or refusal to permit the import or export of our product candidates; and

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  injunctions or the imposition of civil or criminal penalties.

        The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Products may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses and a company that is found to have improperly promoted off-label uses may be subject to significant liability. The policies of the FDA and of other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

Coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates, if approved, which could make it difficult for us to sell any product candidates or therapies profitably.

        The success of our product candidates, if approved, depends on the availability of adequate coverage and reimbursement from third-party payors. In addition, because our product candidates represent new approaches to the treatment of cancer, we cannot be sure that coverage and reimbursement will be available for, or accurately estimate the potential revenue from, our product candidates or assure that coverage and reimbursement will be available for any product that we may develop.

        Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors are critical to new product acceptance.

        Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs and treatments they will cover and the amount of reimbursement. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor's determination that use of a product is:

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  a covered benefit under its health plan;

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  safe, effective and medically necessary;

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  appropriate for the specific patient;

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  cost-effective; and

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  neither experimental nor investigational.

        In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. As a result, obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of our products, with no assurance that the payor would agree to provide coverage and adequate reimbursement. Even if we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate for us to achieve or sustain profitability or may require co-payments that patients find unacceptably high. Additionally, third-party payors may not cover, or provide adequate reimbursement for, long-term follow-up evaluations required following the use of product candidates. Patients are unlikely to use our product candidates unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our product candidates. Because our product candidates may have a higher cost of goods than conventional therapies and may require long-term follow up evaluations, the risk that coverage and reimbursement rates may be inadequate for us to achieve profitability may be greater. There is significant uncertainty related to insurance coverage and reimbursement of newly approved products. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our product candidates.

        Payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, the Middle Class Tax Relief and Job Creation Act of 2012 required that the Centers for Medicare & Medicaid Services, or CMS, the agency responsible for administering the Medicare program, reduce the Medicare clinical laboratory fee schedule by 2% in 2013, which served as a base rate for 2014 and subsequent years. In addition, effective January 1, 2014, CMS also began bundling the Medicare payments for certain laboratory tests ordered while a patient received services in a hospital outpatient setting. Additional state and federal healthcare reform measures are expected to be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for certain pharmaceutical products or additional pricing pressures and therefore may affect our business, financial condition, prospects and results of operations.

        Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause public and private payor organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, Congress and the current administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs, and the current administration recently released a "Blueprint", or plan, to reduce the cost of drugs. The current administrations' Blueprint contains certain measures that the U.S. Department of Health and Human Services is already working to implement. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, cost containment initiatives and additional legislative changes.

Ongoing healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations.

        Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any changes of this nature were to be imposed on us, they could adversely affect the operation of our business.

        In the United States, there have been, and continue to be, a number of legislative initiatives to contain healthcare costs. For example, in March 2010 Congress passed the Patient Protection and Affordable Care Act, or the ACA, which substantially changes the way healthcare is financed by both governmental and private insurers, and significantly impacts the U.S. pharmaceutical industry. The ACA, among other things, subjects biological products to potential competition by lower-cost biosimilars; addresses a new method by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations; establishes annual fees and taxes on manufacturers of certain branded prescription drugs; and creates a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D.

        Some of the provisions of the ACA have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges, as well as efforts by the Trump administration to repeal or replace certain aspects of the ACA. For example, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed repeal legislation, the Tax Reform Act includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the "individual mandate." Further, the Bipartisan Budget Act of 2018, or the BBA, among other things, amends the ACA, effective January 1, 2019, to increase from 50 percent to 70 percent the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the "donut hole". It is possible that Congress may consider other legislation to repeal or replace certain elements of the ACA. In addition, since January 2017, President Trump has signed two Executive Orders designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Further, the Trump administration has concluded that cost-sharing reduction, or CSR, payments to insurance companies required under the ACA have not received necessary appropriations from Congress and announced that it will discontinue these payments immediately until those appropriations are made. The loss of the CSR payments is expected to increase premiums on certain policies issued by qualified health plans under the ACA. Bipartisan bills to appropriate funds for CSR payments were proposed in 2017 and 2018, but the proposals have not been enacted into law. Several state Attorneys General filed suit to stop the administration from terminating the subsidies, but the request for a restraining order was denied by a federal judge in California on October 25, 2017. Additionally, CMS has recently proposed regulations that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces. Litigation and legislative efforts to change or repeal the ACA are likely to continue, with unpredictable and uncertain results.

        Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation's automatic reduction to several government programs, including aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, including the BBA, will remain in effect through 2025, unless additional congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers.

        These laws, and future state and federal healthcare reform measures may be adopted in the future, any of which may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

European Union drug marketing and reimbursement regulations may materially affect our ability to market and receive coverage for our products in the European member states.

        We intend to seek approval to market our product candidates in both the United States and in selected foreign jurisdictions. If we obtain approval for our product candidates in one or more foreign jurisdictions, we will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in the European Union, the pricing of biologics is subject to governmental control and other market regulations that could put pressure on the pricing and usage of our product candidates. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. In addition, market acceptance and sales of our product candidates will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for our product candidates and may be affected by existing and future healthcare reform measures.

        Much like the Anti-Kickback Statute prohibition in the United States, the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the European Union. The provision of benefits or advantages to physicians is governed by the national anti-bribery laws of European Union Member States, such as the U.K. Bribery Act 2010. Infringement of these laws could result in substantial fines and imprisonment.

        Payments made to physicians in certain European Union Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician's employer, his or her competent professional organization and/or the regulatory authorities of the individual European Union Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct that are applicable in the European Union Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

        In addition, in most foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. Reference pricing used by various European Union Member States and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. In some countries, we may be required to conduct a clinical study or other studies that compare the cost-effectiveness of any of our product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and, generally, prices tend to be significantly lower in the European Union. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if reimbursement of our products is unavailable or limited in scope or amount, our revenues from sales by us or our strategic partners and the potential profitability of any of our product candidates in those countries would be negatively affected.

European data collection is governed by restrictive regulations governing the use, processing and cross-border transfer of personal information.

        The collection and use of personal health data in the European Union is governed by the provisions of the Data Protection Directive, and as of May 2018 the General Data Protection Regulation, or GDPR. These directive impose several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of data processing obligations to the competent national data protection authorities and the security and confidentiality of the personal data. The Data Protection Directive and GDPR also impose strict rules on the transfer of personal data out of the European Union to the United States. Failure to comply with the requirements of the Data Protection Directive, the GDPR, and the related national data protection laws of the European Union Member States may result in fines and other administrative penalties. The GDPR introduces new data protection requirements in the European Union and substantial fines for breaches of the data protection rules. The GDPR regulations may impose additional responsibility and liability in relation to personal data that we process and we may be required to put in place additional mechanisms ensuring compliance with these and/or new data protection rules. This may be onerous and adversely affect our business, financial condition, prospects and results of operations.

Additional laws and regulations governing international operations.

        If we expand our operations outside of the United States, we must dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate. The FCPA prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

        Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

        Various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If we expand our presence outside of the United States, we will need to dedicate additional resources to complying with these laws, and these laws may preclude us from developing, manufacturing or selling certain products and product candidates outside of the United States, which could limit our growth potential and increase our development costs.

        The failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting. The U.S. Securities and Exchange Commission, or SEC, also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA's accounting provisions.

We are subject to certain U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations. We can face serious consequences for violations.

        Among other matters, U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations, which are collectively referred to as Trade Laws, prohibit companies and their employees, agents, clinical research organizations, legal counsel, accountants, consultants, contractors, and other partners from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We also expect our non-U.S. activities to increase in time. We plan to engage third parties for clinical trials and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals and we can be held liable for the corrupt or other illegal activities of our personnel, agents, or partners, even if we do not explicitly authorize or have prior knowledge of such activities.

Risks Related to Our Intellectual Property

Our success depends in part on our ability to protect our intellectual property. It is difficult and costly to protect our proprietary rights and technology, and we may not be able to ensure their protection.

        Our commercial success will depend in large part on obtaining and maintaining patent, trademark and trade secret protection of our proprietary technologies and product candidates, which include NEO-PV-01, NEO-PTC-01, NEON  /  SELECT and others programs, their respective components, formulations, combination therapies, methods used to manufacture them and methods of treatment, as well as successfully defending these patents against third-party challenges. Our ability to stop unauthorized third parties from making, using, selling, offering to sell or importing our product candidates is dependent upon the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. If we are unable to secure and maintain patent protection for any product or technology we develop, or if the scope of the patent protection secured is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to commercialize any product candidates we may develop may be adversely affected.

        The patenting process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, we may not pursue or obtain patent protection in all relevant markets. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from or license to third parties and are reliant on our licensors or licensees. Our pending and future patent applications may not result in issued patents that protect our technology or products, in whole or in part. In addition, our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from using our technology or from developing competing products and technologies.

We depend on intellectual property licensed from third parties and termination of any of these licenses could result in the loss of significant rights, which would harm our business.

        We are dependent on patents, know-how and proprietary technology, both our own and licensed from others. As a result, any termination of these licenses could result in the loss of significant rights and could harm our ability to commercialize our product candidates. See "Business—License Agreement with the Broad Institute, Inc." for additional information regarding our material license agreement with the Dana-Farber Cancer Institute, Inc., the Eli and Edythe L. Broad Institute of MIT and Harvard.

        Disputes may also arise between us and our licensors regarding intellectual property subject to a license agreement, including:

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  the scope of rights granted under the license agreement and other interpretation-related issues;

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  whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

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  our right to sublicense patent and other rights to third parties under collaborative development relationships;

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  our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates and what activities satisfy those diligence obligations; and

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  the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners.

        If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates.

        We are generally also subject to all of the same risks with respect to protection of intellectual property that we license, as we are for intellectual property that we own, which are described below. If we or our licensors fail to adequately protect this intellectual property, our ability to commercialize products could suffer.

If we fail to comply with our obligations under our patent licenses with third parties, we could lose license rights that are important to our business.

        We are a party to license agreements with Dana-Farber Cancer Institute, Inc., the Eli and Edythe L. Broad Institute of MIT and Harvard, and others, pursuant to which we in-license key patent and patent applications for our product candidates. These existing licenses impose various diligence, milestone payment, royalty, insurance and other obligations on us. If we fail to comply with these obligations, our licensors may have the right to terminate the license, in which event we would not be able to develop or market the products covered by the intellectual property licensed under these agreements.

        We have limited control over the maintenance and prosecution of these in-licensed patents and patent applications and may have limited control over other intellectual property that may be in-licensed. For example, we cannot be certain that the maintenance and prosecution such activities by these licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. We also have limited control over the manner in which our licensors initiate an infringement proceeding against a third-party infringer of the intellectual property rights, or defend certain of the intellectual property that is licensed to us. It is possible that the licensors' infringement proceedings or defense activities may be less vigorous than had we conducted them ourselves.

Our proprietary position depends upon patents that are manufacturing, formulation or method-of-use patents, which may not prevent a competitor or other third party from using the same product candidate for another use.

        Composition-of-matter patents on the active pharmaceutical ingredient, or API, in prescription drug products are generally considered to be the strongest form of intellectual property protection for drug products because those types of patents provide protection without regard to any particular method of use or manufacture or formulation of the API used. We do not currently have any claims in our owned or in-licensed issued U.S. patents that cover the composition-of-matter of NEO-PV-01, NEO-PTC-01 or our other product candidates. We are pursuing claims in our pending owned or in-licensed patent applications that cover the composition-of-matter of NEO-PV-01, NEO-PTC-01 or our other product candidates. We cannot be certain that claims in any future patents issuing from our pending owned or in-licensed patent applications or our future owned or in-licensed patent applications will cover the composition-of-matter of our current or future product candidates. In addition, there are likely to be additional challenges in obtaining composition-of-matter patents for NEO-PV-01 and, potentially, other product candidates developed in our NEON / ONE program in the future, given the highly bespoke nature of our personalized therapies.

        Method-of-use patents protect the use of a product for the specified method and formulation patents cover formulations of the API. These types of patents do not prevent a competitor or other third party from developing or marketing an identical product for an indication that is outside the scope of the patented method or from developing a different formulation that is outside the scope of the patented formulation. Moreover, with respect to method-of-use patents, even if competitors or other third parties do not actively promote their product for our targeted indications or uses for which we may obtain patents, physicians may recommend that patients use these products off-label, or patients may do so themselves. Although off-label use may infringe or contribute to the infringement of method-of-use patents, the practice is common and this type of infringement is difficult to prevent or prosecute. In addition, there are numerous publications and other prior art that may be relevant to our owned and in-licensed formulation and method-of-use patents and may be used to challenge the validity of these owned or in-licensed patents in litigation or other intellectual property-related proceedings. If these types of challenges are successful, our owned and in-licensed patents may be narrowed or found to be invalid and we may lose valuable intellectual property rights. Any of the foregoing could have a material adverse effect on our business, financial conditions, prospects and results of operations.

        The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our product candidates or uses thereof in the United States or in other foreign countries. Even if patents do successfully issue, third parties may challenge their validity, enforceability or scope, which may result in those patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. If the breadth or strength of protection provided by the patent applications we hold with respect to our product candidates is threatened, it could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize, our product candidates. Further, if we encounter delays in our clinical trials, the period of time during which we could market our product candidates under patent protection would be reduced. Since patent applications in the United States and other countries are confidential for a period of time after filing, at any moment in time, we cannot be certain that we were in the past or will be in the future the first to file any patent application related to our product candidates. Furthermore, for our United States patent applications in which all claims are entitled to a priority date before March 16, 2013, a third party can invoke, or the United States patent office, or USPTO, can institute an interference proceeding to determine who was the first to invent any of the subject matter covered by the patent claims included in our applications.

        We cannot be certain that we are the first to invent the inventions covered by pending patent applications and, if we are not, we may be subject to priority disputes. We may be required to disclaim part or all of the term of certain patents or all of the term of certain patent applications. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There also may be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that, if challenged, our patents would be declared by a court to be valid or enforceable or that even if found valid and enforceable, a competitor's technology or product would be found by a court to infringe our patents. We may analyze patents or patent applications of our competitors that we believe are relevant to our activities, and consider that we are free to operate in relation to our product candidates, but our competitors may achieve issued claims, including in patents we consider to be unrelated, that block our efforts or potentially result in our product candidates or our activities infringing such claims. The possibility also exists that others will develop products that have the same effect as our products on an independent basis that do not infringe our patents or other intellectual property rights, or will design around the claims of patents that we have had issued that cover our products.

        Past or future patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. In March 2013, under the Leahy-Smith America Invents Act, or America Invents Act, the United States moved from a "first to invent" to a "first-to-file" patent system. Under a "first-to-file" system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on the invention regardless of whether another inventor had made the invention earlier. The America Invents Act includes a number of other significant changes to U.S. patent law, including provisions that affect the way patent applications are prosecuted, redefine prior art and establish a new post-grant review system. The effects of these changes are currently unclear as the USPTO continues to promulgate new regulations and procedures in connection with the America Invents Act and many of the substantive changes to patent law, including the "first-to-file" provisions, only became effective in March 2013. In addition, the courts have yet to address many of these provisions and the applicability of the act and new regulations on the specific patents discussed in this filing have not been determined and would need to be reviewed. However, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, prospects and results of operations.

        The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

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  others may be able to make or use compounds or cells that are similar to the biological compositions of our product candidates but that are not covered by the claims of our patents;

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  the active biological ingredients in our current product candidates will eventually become commercially available in biosimilar drug products, and no patent protection may be available with regard to formulation or method of use;

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  we or our licensors, as the case may be, may fail to meet our obligations to the U.S. government regarding any in-licensed patents and patent applications funded by U.S. government grants, leading to the loss of patent rights;

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  we or our licensors, as the case may be, might not have been the first to file patent applications for certain inventions;

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  others may independently develop similar or alternative technologies or duplicate any of our technologies;

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  it is possible that our pending patent applications will not result in issued patents;

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  it is possible that there are prior public disclosures that could invalidate our or our licensors' patents, as the case may be, or parts of our or their patents;

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  it is possible that others may circumvent our owned or in-licensed patents;

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  it is possible that there are unpublished applications or patent applications maintained in secrecy that may later issue with claims covering our products or technology similar to ours;

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  the laws of foreign countries may not protect our or our licensors', as the case may be, proprietary rights to the same extent as the laws of the United States;

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  the claims of our owned or in-licensed issued patents or patent applications, if and when issued, may not cover our product candidates;

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  our owned or in-licensed issued patents may not provide us with any competitive advantages, may be narrowed in scope, or be held invalid or unenforceable as a result of legal challenges by third parties;

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  the inventors of our owned or in-licensed patents or patent applications may become involved with competitors, develop products or processes that design around our patents, or become hostile to us or the patents or patent applications on which they are named as inventors;

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  it is possible that our owned or in-licensed patents or patent applications omit individual(s) that should be listed as inventor(s) or include individual(s) that should not be listed as inventor(s), which may cause these patents or patents issuing from these patent applications to be held invalid or unenforceable;

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  we have engaged in scientific collaborations in the past and will continue to do so in the future and our collaborators may develop adjacent or competing products that are outside the scope of our patents;

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  we may not develop additional proprietary technologies for which we can obtain patent protection;

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  it is possible that product candidates or diagnostic tests we develop may be covered by third parties' patents or other exclusive rights; or

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  the patents of others may have an adverse effect on our business.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

        In addition to patent protection, we rely heavily upon know-how and trade secret protection, as well as non-disclosure agreements and invention assignment agreements with our employees, consultants and third-parties, to protect our confidential and proprietary information, especially where we do not believe patent protection is appropriate or obtainable. For example, significant elements of our NEON  /  ONE and NEON  /  SELECT approaches, including aspects of sample preparations, methods of manufacturing, cell culturing conditions, and computational-biological algorithms, including RECON's algorithms, and related processes and software, are based on unpatented trade secrets and know-how that are not publicly disclosed.

        It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual or entity during the course of the party's relationship with us is to be kept confidential and not disclosed to third parties, except in certain specified circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual, and that are related to our current or planned business or research and development or made during normal working hours, on our premises or using our equipment or proprietary information, are our exclusive property. We have also adopted policies and conduct training that provides guidance on our expectations, and our advice for best practices, in protecting our trade secrets.

        In addition to contractual measures, we try to protect the confidential nature of our proprietary information through other appropriate precautions, such as physical and technological security measures. These measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and any recourse we might take against this type of misconduct may not provide an adequate remedy to protect our interests fully. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, trade secrets may be independently developed by others in a manner that could prevent us from receiving legal recourse. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any of that information was independently developed by a competitor, our competitive position could be harmed.

        In addition, courts outside the United States are sometimes less willing to protect trade secrets. If we choose to go to court to stop a third party from using any of our trade secrets, we may incur substantial costs. Even if we are successful, these types of lawsuits may consume our time and other resources. Although we take steps to protect our proprietary information and trade secrets, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. As a result, we may not be able to meaningfully protect our trade secrets.

Third-party claims of intellectual property infringement may prevent or delay our product discovery and development efforts.

        Our commercial success depends in part on our ability to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the proprietary rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, derivation, inter partes review, post grant review, and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. We may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that our product candidates and/or proprietary technologies infringe their intellectual property rights. Numerous U.S. and foreign issued patents and pending patent applications that are owned by third parties, exist in the fields in which we are developing our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may give rise to claims of infringement of the patent rights of others. Moreover, it is not always clear to industry participants, including us, which patents cover various types of drugs, products or their methods of use or manufacture. Thus, because of the large number of patents issued and patent applications filed in our fields, there may be a risk that third parties may allege they have patent rights encompassing our product candidates, technologies or methods.

        If a third party claims that we infringe its intellectual property rights, we may face a number of issues, including, but not limited to:

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  infringement and other intellectual property claims that, regardless of merit, may be expensive and time-consuming to litigate and may divert our management's attention from our core business;

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  substantial damages for infringement, which we may have to pay if a court decides that the product candidate or technology at issue infringes on or violates the third party's rights, and, if the court finds that the infringement was willful, we could be ordered to pay treble damages plus the patent owner's attorneys' fees;

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  a court prohibiting us from developing, manufacturing, marketing or selling our product candidates, or from using our proprietary technologies, unless the third party licenses its product rights to us, which it is not required to do;

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  if a license is available from a third party, we may have to pay substantial royalties, upfront fees and other amounts, and/or grant cross-licenses to intellectual property rights for our products; and

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  the requirement that we redesign our product candidates or processes so they do not infringe, which may not be possible or may require substantial monetary expenditures and time.

        Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations or could otherwise have a material adverse effect on our business, financial condition, prospects and results of operations.

        Third parties may assert that we are employing their proprietary technology without authorization. Generally, conducting clinical trials and other development activities in the United States is not considered an act of infringement. If and when NEO-PV-01 or another of our neoantigen-targeting therapy product candidates is approved by the FDA, a third party who believes that our technology infringes its patent may then be able to seek to enforce its patent by filing a patent infringement lawsuit against us. We are aware that a third party has announced a notice of allowance of a U.S. patent application entitled "Neoantigen Identification, Manufacture, and Use." If, as expected, a U.S. patent issues from this U.S. patent application and if a claim is subsequently asserted that NEO-PV-01 or another of our neoantigen-targeting therapy product candidates or RECON infringes this patent, we believe that we have reasonable defenses, such as noninfringement or invalidity. There can be no assurance that these defenses will succeed. We also have patent rights in this technology space. Further, while we do not believe that any claims of other outstanding patents that could otherwise materially adversely affect commercialization of our neoantigen therapies product candidates, if approved, are valid and enforceable, we may be incorrect in this belief, or we may not be able to prove that position in a litigation. In this regard, patents issued in the United States by law enjoy a presumption of validity that can be rebutted only with evidence that is "clear and convincing," a heightened standard of proof.

        There may be third-party patents of which we are currently unaware with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents.

        If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of our product candidates, constructs or molecules used in or formed during the manufacturing process, or any final product itself, the holders of those patents may be able to block our ability to commercialize our product candidate unless we obtained a license under the applicable patents, or until those patents were to expire or those patents are finally determined to be invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, including combination therapy or patient selection methods, the holders of that patent may be able to block our ability to develop and commercialize the product candidate unless we obtained a license or until such patent expires or is finally determined to be invalid or unenforceable. In either case, a license may not be available on commercially reasonable terms, or at all, particularly if such patent is owned or controlled by one of our primary competitors. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, our ability to commercialize our product candidates may be impaired or delayed, which could significantly harm our business. Even if we obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

        Parties making claims against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee time and resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys' fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any license of this nature would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidates and we may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize our product candidates, which could significantly harm our business.

Our use of open source software could impose limitations on our ability to commercialize our products.

        Our use of open source software could impose limitations on our ability to commercialize our products. Our products utilize open source software that contain modules licensed for use from third-party authors under open source licenses. In particular, some of the software that powers RECON may be provided under license arrangements that allow use of the software for research or other non-commercial purposes. As a result, in the future, as we seek to use RECON in connection with commercially available products, we may be required to license that software under different license terms, which may not be possible on commercially reasonable terms, if at all. If we are unable to license software components on terms that permit its use for commercial purposes, we may be required to replace those software components, which could result in delays, additional cost and/ or additional regulatory approvals.

        Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the software code. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use. If we combine our proprietary software with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software to the public. This could allow our competitors to create similar products with lower development effort and time, and ultimately could result in a loss of product sales for us. Although we monitor our use of open source software, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that those licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. In that case we could be required to seek licenses from third parties in order to continue offering our products, to re-engineer our products or to discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely basis, any of which could materially and adversely affect our business, financial condition, prospects and results of operations.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

        As is common in the biotechnology and pharmaceutical industries, we employ individuals who were previously employed at universities or other biopharmaceutical or pharmaceutical companies, including our competitors or potential competitors. Although no misappropriation or improper disclosure claims against us are currently pending, and although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. We may then have to pursue litigation to defend against these claims. If we fail in defending any claims of this nature in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against these types of claims, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, that perception could have a substantial adverse effect on the price of our common stock. This type of litigation or proceeding could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct this type of litigation or proceedings. Some of our competitors may be able to sustain the costs of this type of litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of intellectual property litigation or other intellectual property related proceedings could adversely affect our ability to compete in the marketplace.

We may not be successful in obtaining or maintaining necessary rights to product components and processes for our development pipeline through acquisitions and in-licenses.

        Presently, we have intellectual property rights through licenses from third parties to develop NEO-PV-01 and certain other product candidates and we may file patent applications of our own in the future that may be directed to these or other product candidates. Because our programs may involve additional product candidates that may require the use of proprietary rights held by third parties, the growth of our business will likely depend in part on our ability to acquire, in-license or use these proprietary rights.

        Our product candidates may also require specific formulations to work effectively and efficiently and these rights may be held by others. We may develop products containing our compounds and pre-existing pharmaceutical compounds. We may be required by the FDA or comparable foreign regulatory authorities to provide a companion diagnostic test or tests with our product candidates, which test or tests may be covered by intellectual property rights held by others. We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary or important to our business operations. In addition, we may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all, which would harm our business. Were that to happen, we may need to cease use of the compositions or methods covered by those third-party intellectual property rights, and may need to seek to develop alternative approaches that do not infringe on those intellectual property rights, which may entail additional costs and development delays, even if we were able to develop such alternatives, which may not be feasible. Even if we are able to obtain a license, it may be non-exclusive, which means that our competitors may also receive access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology.

        Additionally, we sometimes collaborate with academic institutions to accelerate our preclinical research or development under written agreements with these institutions. In certain cases, these institutions provide us with an option to negotiate a license to any of the institution's rights in technology resulting from the collaboration. Regardless of whether we hold that type of option, we may be unable to negotiate a license from the institution within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to others, potentially blocking our ability to pursue our program. If we are unable to successfully obtain rights to required third-party intellectual property or to maintain the existing intellectual property rights we have, we may have to abandon development of a program our business financial condition, prospects and results of operations could suffer.

        The licensing and acquisition of third-party intellectual property rights is a competitive area, and companies, that may be more established, or have greater resources than we do, may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive in order to commercialize our product candidates. More established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. There can be no assurance that we will be able to successfully complete these types of negotiations and ultimately acquire the rights to the intellectual property surrounding the additional product candidates that we may seek to develop or market.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming and unsuccessful.

        Competitors may infringe our patents or the patents of our licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that one or more of our patents is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, held unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing. Defense of these types of claims regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business.

        We may choose to challenge the patentability of claims in a third party's U.S. patent by requesting that the USPTO review the patent claims in an ex-parte re-examination, inter partes review or post-grant review proceedings. These proceedings are expensive and may consume our time or other resources. We may choose to challenge a third party's patent in patent opposition proceedings in the European Patent Office, or EPO, or another foreign patent office. The costs of these opposition proceedings could be substantial, and may consume our time or other resources. If we fail to obtain a favorable result at the USPTO, EPO or other patent office then we may be exposed to litigation by a third party alleging that the patent may be infringed by our product candidates or proprietary technologies.

        In addition, because some patent applications in the United States may be maintained in secrecy until the patents are issued, patent applications are typically not published in the United States until 18 months after their respective filing dates. Further, publications in the scientific literature often lag behind actual discoveries. Consequently, we cannot be certain that others have not filed patent applications for technology covered by our owned and in-licensed issued patents or our pending applications, or that we or, if applicable, a licensor were the first to invent the technology. It is possible that our competitors may have filed, and may in the future file, patent applications covering our products or technology similar to ours. and those patent applications may have priority over our owned and in-licensed patent applications or patents, which could require us to obtain rights to issued patents covering such technologies. If another party has filed a U.S. patent application on inventions similar to those owned by or in-licensed to us, we or, in the case of in-licensed technology, the licensor may have to participate in an interference proceeding declared by the USPTO to determine priority of invention in the United States. If we or one of our licensors is a party to an interference proceeding involving a U.S. patent application on inventions owned by or in-licensed to us, we may incur substantial costs, divert management's time and expend other resources, even if we are successful.

        Interference proceedings provoked by third parties or brought by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors. An unfavorable outcome in an interference proceeding could result in a loss of our current patent rights and could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms, or at all. Litigation or interference proceedings may result in a decision adverse to our interests and, even if we are successful, may result in substantial costs and distract our management and other employees.

        Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, that perception could have a substantial adverse effect on the price of our common stock.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

        Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies also require compliance with a number of procedural, documentary, fee payment and other provisions during the patent application process and following the issuance of a patent. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. Were a noncompliance event to occur, our competitors might be able to enter the market, which would have a material adverse effect on our business.

Issued patents covering our product candidates could be found invalid or unenforceable if challenged in court or the USPTO.

        If we or one of our licensing partners initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate, as applicable, is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. These types of mechanisms include re-examination, post grant review, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). These types of proceedings could result in revocation or amendment to our patents such that they no longer cover our product candidates. The outcome for any particular patent following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our patent counsel and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, or if we are otherwise unable to adequately protect our rights, we would lose at least part, and perhaps all, of the patent protection on our product candidates. A loss of patent protection for our product candidates could have a material adverse impact on our ability to commercialize or license our technology and product candidates and, resultingly, on our business, financial condition, prospects and results of operations. Currently, one of our in-licensed European patents related to our NEO-PV-01 and NEO-PTC-01 product candidates is involved in a European opposition proceeding at the EPO involving several opponents. While we and the licensor are defending against this opposition, there is a risk that one or more of the grounds raised by the opponents will invalidate one or more of the granted claims or require an amendment of the claims in a way that does not cover our product candidates. This may prevent us from asserting this patent against our competitors marketing otherwise infringing products in relevant European countries where this patent has been granted.

        Likewise, our in-licensed patents directed to our proprietary technologies and our product candidates are expected to expire in 2031, without taking into account any possible patent term adjustments or extensions. Our earliest in-licensed patents may expire before, or soon after, our first product achieves marketing approval in the United States or foreign jurisdictions. Upon the expiration of our current patents, we may lose the right to exclude others from practicing these inventions. The expiration of these patents could also have a similar material adverse effect on our business, financial condition, prospects and results of operations. We own or in-license pending patent applications directed to proprietary technologies or our product candidates that, if issued as patents, are expected to expire from 2031 through 2038, without taking into account any possible patent term adjustments or extensions. However, we cannot be assured that the USPTO or relevant foreign patent offices will grant any of these patent applications.

Changes in patent law in the United States and in non-U.S. jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

        As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological and legal complexity, and is therefore costly, time-consuming and inherently uncertain. In addition, the United States has recently enacted and is currently implementing wide-ranging patent reform legislation. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. For example, in the case, Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the U.S. Supreme Court held that certain claims to DNA molecules are not patentable. While we do not believe that any of our owned or in-licensed patents will be found invalid based on this decision, we cannot predict how future decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patents. Any similar any adverse changes in the patent laws of other jurisdictions could also have a material adverse effect on our business, financial condition, prospects and results of operations.

We have limited foreign intellectual property rights and may not be able to protect our intellectual property rights throughout the world.

        We have limited intellectual property rights outside the United States. Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but where enforcement is not as strong as that in the United States. These products may compete with our products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from competing.

        Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biopharmaceutical products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products against third parties in violation of our proprietary rights generally. The initiation of proceedings by third parties to challenge the scope or validity of our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

We may incur substantial costs as a result of litigation or other proceedings relating to patents, and we may be unable to protect our rights to our products and technology.

        If we or our licensors choose to go to court to stop a third party from using the inventions claimed in our owned or in-licensed patents, that third party may ask the court to rule that our patents are invalid and/or should not be enforced against that third party. These types of lawsuits are expensive and would consume time and other resources even if we or our licensors, as the case may be, were successful in stopping the infringement of these patents. In addition, there is a risk that the court will decide that our patents are not valid and that we or our licensors, as the case may be, do not have the right to stop others from using the inventions in question.

        There is also the risk that, even if the validity of our patents is upheld, the court will refuse to stop the third party on the ground that the third party's activities do not infringe our owned or in-licensed patents. In addition, the U.S. Supreme Court has recently changed some legal principles that affect patent applications, granted patents and assessment of the eligibility or validity of these patents. As a consequence, issued patents may be found to contain invalid claims according to the newly revised eligibility and validity standards. Some of our owned or in-licensed patents may be subject to challenge and subsequent invalidation or significant narrowing of claim scope in proceedings before the USPTO, or during litigation, under the revised criteria, which could also make it more difficult to obtain patents.

        We or our licensors, as the case may be, may not be able to detect infringement against our owned or in-licensed patents, which may be especially difficult for manufacturing processes or formulation patents. Even if we or our licensors detect infringement by a third party of our owned or in-licensed patents, we or our licensors, as the case may be, may choose not to pursue litigation against or settlement with the third party. If we, or our licensors later sue such third party for patent infringement, the third party may have certain legal defenses available to it that otherwise would not be available but for the delay between when the infringement was first detected and when the suit was brought. These legal defenses may make it impossible for us or our licensors to enforce our owned or in-licensed patents, as the case may be, against that third party.

        If another party questions the patentability of any of our claims in our owned or in-licensed U.S. patents, the third party can request that the USPTO review the patent claims such as in an inter partes review, ex parte re-examination or post-grant review proceedings. These proceedings are expensive and may result in a loss of scope of some claims or a loss of the entire patent. In addition to potential USPTO review proceedings, we are currently, and may in the future become, party, to patent opposition proceedings at the EPO or similar proceedings in other foreign patent offices where either our owned or in-licensed foreign patents are challenged. Currently, one of our in-licensed European patents related to our NEO-PV-01 and NEO-PTC-01 product candidates is involved in a multi-party European opposition proceeding at the EPO. While we believe that the granted claims will ultimately be found to be valid, there is a risk that one or more of the grounds raised by the opponents will invalidate one or more of the granted claims. Were that to happen, we may not be able to assert this patent against our competitors marketing otherwise infringing products in relevant European countries where this patent has been granted.

        In the future, we may be involved in similar proceedings challenging the patent rights of others, and the outcome of that type of proceeding is highly uncertain. An adverse determination in any proceeding of that nature could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. The costs of these opposition or similar proceedings could be substantial, and may result in a loss of scope of some claims or a loss of the entire patent. An unfavorable result at the USPTO, EPO or other patent office may result in the loss of our right to exclude others from practicing one or more of our inventions in the relevant country or jurisdiction, which could have a material adverse effect on our business.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

        Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including biosimilars. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting our product candidates might expire before or shortly after we or our partners commercialize those candidates. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we do not obtain patent term extension and data exclusivity for any product candidates we may develop, our business may be materially harmed.

        Depending upon the timing, duration and specifics of any FDA marketing approval of any product candidates we may develop, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Action of 1984 Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent per product may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, even if we were to seek a patent term extension, it may not be granted because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, the failure to apply within applicable deadlines, the failure to apply prior to expiration of relevant patents, or the failure otherwise to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded under an extension request could be less than we request. If we are unable to obtain patent term extension or if the term of any requested extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, prospects and results of operations could be materially harmed.

 Risks Related to Our Reliance on Third Parties

We will rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval of or commercialize any potential product candidates.

        We will depend upon third parties, including independent investigators, to conduct our clinical trials under agreements with universities, medical institutions, CROs, strategic partners and others. We expect to have to negotiate budgets and contracts with CROs and trial sites, which may result in delays to our development timelines and increased costs.

        We will rely heavily on third parties over the course of our clinical trials, and, as a result, will have limited control over the clinical investigators and limited visibility into their day-to-day activities, including with respect to their compliance with the approved clinical protocol. Nevertheless, our reliance on third parties does not relieve us of our regulatory responsibilities and we will be responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards. We and these third parties are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for product candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, clinical investigators and trial sites. If we or any of these third parties fail to comply with applicable GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to suspend or terminate these trials or perform additional nonclinical studies or clinical trials before approving our marketing applications. We cannot be certain that, upon inspection, regulatory authorities will determine that any of our clinical trials comply with the GCP requirements. In addition, our clinical trials must be conducted with biologic products produced under cGMP requirements and may require a large number of patients.

        Our failure or any failure by these third parties to comply with these applicable regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

        The third parties who may conduct our future clinical trials will not be our employees and, except for remedies that may be available to us under our agreements with those third parties, we cannot control whether or not they devote sufficient time and resources to our ongoing nonclinical and clinical programs. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other product development activities, which could affect their performance on our behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to complete development of, obtain regulatory approval of or successfully commercialize our product candidates in a timely manner or at all. As a result, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenue could be delayed.

        If any of our relationships with these third-party CROs or others terminate, we may not be able to enter into arrangements with alternative CROs or other third parties or to do so on commercially reasonable terms. Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO begins work. As a result, delays may occur, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

We expect to rely on third parties to manufacture our clinical product supplies, and we intend to rely on third parties to produce and process our product candidates, if approved.

        We do not currently own any facility that may be used as our clinical-scale manufacturing and processing facility and expect to rely on outside vendors to manufacture supplies and process our product candidates. We have not yet caused any product candidates to be manufactured or processed on a commercial scale and may not be able to do so for any of our product candidates. We will make changes as we work to optimize the manufacturing process. For example, we may switch or be required to switch from non-cGMP materials to commercial grade materials in order to get regulatory approval of our product candidates. We cannot be sure that even minor changes in the process will result in therapies that are safe and effective and approved for commercial sale.

        The facilities used by our contract manufacturers to manufacture our product candidates must be approved by the FDA or other foreign regulatory agencies following inspections that will be conducted after we submit an application to the FDA or other foreign regulatory agencies. We do not directly control the manufacturing process of, and will be completely dependent on, our contract manufacturing partners for compliance with regulatory requirements, known as cGMP requirements, for the manufacture of our product candidates. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or other regulatory authorities, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no direct control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

Our existing and future collaborations will be important to our business. If we are unable to maintain any of these collaborations, or if these collaborations are not successful, our business could be adversely affected.

        We have limited capabilities for product development and do not yet have any capability for sales, marketing or distribution. Accordingly, we have entered into collaborations with other companies to provide us with important technologies and funding for our programs and technology, and we expect to receive additional technologies and funding under these and other collaborations in the future. Our existing therapeutic collaborations, and any future collaborations we may enter into, may pose a number of risks, including the following:

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  collaborators have significant discretion in determining the efforts and resources that they will apply;

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  collaborators may not perform their obligations as expected;

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  collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs or license arrangements based on clinical trial results, changes in the collaborators' strategic focus or available funding, or external factors, such as a strategic transaction that may divert resources or create competing priorities;

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  collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

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  collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products and product candidates if the collaborators believe that the competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

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  product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;

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  collaborators may fail to comply with applicable regulatory requirements regarding the development, manufacture, distribution or marketing of a product candidate or product;

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  collaborators with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products;

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  disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or terminations of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

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  collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in a manner that may invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

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  collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;

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  if a collaborator of ours is involved in a business combination, the collaborator might deemphasize or terminate the development or commercialization of any product candidate we licensed to it; and

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  collaborations may be terminated by the collaborator, and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

        If our collaborations do not result in the successful discovery, development and commercialization of products or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the collaboration. If we do not receive the funding we expect under these agreements, our development of our technology and product candidates could be delayed and we may need additional resources to develop product candidates and our technology. All of the risks relating to product development, regulatory approval and commercialization described in this prospectus also apply to the activities of our therapeutic collaborators.

        Additionally, if one of our collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators as the way we are perceived in the business and financial communities could be adversely affected.

        For some of our programs, we may in the future determine to collaborate with pharmaceutical and biotechnology companies for development and potential commercialization of product candidates. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. We face significant competition in seeking appropriate collaborators. Our ability to reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator's resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator's evaluation of a number of factors. If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a product candidate, reduce or delay one or more of our other development programs, delay a product candidate's potential commercialization, reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms, or at all. If we fail to enter into collaborations or do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates, bring them to market and generate revenue from sales of drugs or continue to develop our technology, and our business may be materially and adversely affected.

We are dependent on single-source suppliers for some of the components and materials used in, and the processes required to develop, our product candidates.

        We currently depend on single-source suppliers for some of the components and materials used in, and processes required to develop, our product candidates. We cannot ensure that these suppliers or service providers will remain in business, have sufficient capacity or supply to meet our needs, or that they will not be purchased by one of our competitors or another company that is not interested in continuing to work with us. Our use of single-source suppliers of raw materials, components, key processes and finished goods exposes us to several risks, including disruptions in supply, price increases or late deliveries. For example, our vaccine adjuvant, poly-IC:LC, which is administered simultaneously with NEO-PV-01, is obtained from a single-source supplier. Additionally, we rely on a single-source supplier to manufacture our peptides. There are, in general, relatively few alternative sources of supply for substitute components. Our current vendors may be unable or unwilling to meet our future demands for our clinical trials or commercial sale. Establishing additional or replacement suppliers for these components, materials and processes could take a substantial amount of time and it may be difficult to establish replacement suppliers who meet regulatory requirements. Any disruption in supply from any single-source supplier or service provider could lead to supply delays or interruptions, which would damage our business, financial condition, prospects and results of operations.

        If we were to have to switch to a replacement supplier, the manufacture and delivery of NEO-PV-01 or our other product candidates or components of our product candidates, such as vaccine adjuvants, could be interrupted for an extended period, which could adversely affect our business. We may not be able to quickly establish additional or replacement suppliers for the adjuvants, peptides or any of the components or processes used in our product candidates, if required. If we are able to find a replacement supplier, the replacement supplier would need to be qualified, which might require additional regulatory authority approval, which could result in further delay. For example, the FDA could require additional supplemental data and clinical trial data if we rely upon a new supplier for the adjuvants and peptides used in our product candidates. While we seek to maintain adequate inventory of the single source components and materials used in our products, any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices, or at all, in a timely manner, could impair our ability to meet the demand of our customers and cause them to cancel orders.

        In addition, as part of the FDA's approval of our product candidates, we will also require FDA approval of the individual components of our process, which include the manufacturing processes and facilities of our single-source suppliers. Our current single-source suppliers have not undergone this process, nor have they had any components included in any product approved by the FDA.

        Our reliance on these suppliers, service providers and manufacturers subjects us to a number of risks that could harm our reputation, business, financial condition, prospects and results of operations, including, among other things:

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  delays to the development timelines for our product candidates;

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  interruption of supply resulting from modifications to or discontinuation of a supplier's operations;

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  delays in product shipments resulting from uncorrected defects, reliability issues, or a supplier's variation in a component;

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  a lack of long-term supply arrangements for key components with our suppliers;

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  inability to obtain adequate supply in a timely manner, or to obtain adequate supply on commercially reasonable terms;

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  difficulty and cost associated with locating and qualifying alternative suppliers for our components in a timely manner;

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  production delays related to the evaluation and testing of products from alternative suppliers, and corresponding regulatory qualifications;

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  delay in delivery due to our suppliers prioritizing other customer orders over ours;

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  damage to our reputation caused by defective components produced by our suppliers;

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  increased cost of our warranty program due to product repair or replacement based upon defects in components produced by our suppliers; and

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  fluctuation in delivery by our suppliers due to changes in demand from us or their other customers.

        If any of these risks materialize, our costs could significantly increase and our ability to meet demand for our products could be impacted.

Risks Related to Our Common Stock and this Offering

We do not know whether an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and, as a result, it may be difficult for you to sell your shares of our common stock.

        Prior to this offering there has been no public market for shares of our common stock. Although our common stock has been approved for listing on the Nasdaq Global Select Market, an active trading market for our shares may never develop or be sustained following this offering. You may not be able to sell your shares quickly or at the market price if trading in shares of our common stock is not active. The initial public offering price for our common stock was determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the common stock after the offering. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of common stock as consideration.

The price of our stock may be volatile, and you could lose all or part of your investment.

        The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this "Risk Factors" section and elsewhere in this prospectus, these factors may include:

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  the commencement, enrollment or results of our ongoing clinical trials of our product candidates or any future clinical trials we may conduct, or changes in the development status of our product candidates;

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  any delay in our regulatory filings for our product candidates and any adverse development or perceived adverse development with respect to the applicable regulatory authority's review of our regulatory filings, including without limitation the FDA's issuance of a "refusal to file" letter or a request for additional information;

  •
  adverse results or delays in clinical trials;

  •
  our decision to initiate a clinical trial, not to initiate a clinical trial or to terminate an existing clinical trial;

  •
  adverse regulatory decisions, including failure to receive regulatory approval of our product candidates;

  •
  changes in laws or regulations applicable to our products, including but not limited to clinical trial requirements for approvals;

  •
  adverse developments concerning our manufacturers;

  •
  our inability to obtain adequate product supply for any approved product or inability to do so at acceptable prices;

  •
  our inability to establish collaborations, if and when needed;

  •
  our failure to commercialize our product candidates;

  •
  additions or departures of key scientific or management personnel;

  •
  serious safety concerns related to the use of our product candidates;

  •
  introduction of new products or services offered by us or our competitors;

  •
  announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

  •
  our ability to effectively manage our growth;

  •
  the size and growth of our initial cancer target markets;

  •
  our ability to successfully treat additional types of cancers or cancers at different stages;

  •
  actual or anticipated variations in quarterly operating results;

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  our cash position;

  •
  our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

  •
  publication of research reports about us or our industry, or neoantigen-targeted therapies in particular, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

  •
  changes in the market valuations of similar companies;

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  overall performance of the equity markets;

  •
  sales of our common stock by us or our stockholders in the future;

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  trading volume of our common stock;

  •
  adoption of new accounting standards;

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  ineffectiveness of our internal controls;

  •
  disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

  •
  significant lawsuits, including intellectual property or stockholder litigation;

  •
  general political and economic conditions; and

  •
  other events or factors, many of which are beyond our control.

        In addition, the stock market in general, and the market for biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company's securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would harm our business, financial condition, prospects and results of operations.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

        We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the appreciation of their stock.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

        Immediately following the completion of this offering, our executive officers, directors and their affiliates will beneficially hold, in the aggregate, approximately 60% of our outstanding voting stock. Therefore, even after this offering, these stockholders will have the ability to influence us through their ownership positions. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

        Certain of our existing stockholders and their affiliated entities have agreed to purchase an aggregate of approximately $25.0 million of shares of our common stock in this offering at the initial public offering price per share and on the same terms as the other purchasers in this offering. The foregoing discussion of ownership percentage does not reflect any potential purchases by these potential purchasers. See "Principal Stockholders" for more information regarding the ownership of our outstanding common stock by our executive officers, directors and their affiliates.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

        The initial public offering price is substantially higher than the pro forma as adjusted net tangible book value per share of our common stock after this offering. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per share after this offering. As a result, investors purchasing common stock in this offering will incur immediate dilution of $10.45 per share, based on the initial public offering price of $16.00 per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to this offering and the initial public offering price. Further, based on the number of shares of our common stock outstanding as of March 31, 2018, investors purchasing common stock in this offering will contribute approximately 36.0% of the total amount invested by stockholders since our inception, but will own only approximately 22.2% of the shares of common stock outstanding after this offering.

        This dilution is due to the fact that our investors who purchased shares prior to this offering paid substantially less when they purchased their shares than the price offered to the public in this offering. To the extent outstanding options are exercised, there will be further dilution to new investors. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. For a further description of the dilution that you will experience immediately after this offering, see "Dilution."

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

        We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the year in which we complete this offering, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which requires the market value of our common stock that is held by non-affiliates to exceed $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

        Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, changes in rules of U.S. generally accepted accounting principles or their interpretation, the adoption of new guidance or the application of existing guidance to changes in our business could significantly affect our financial position and results of operations.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and the Nasdaq Global Select Market to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, Congress enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as "say on pay" and proxy access. Recent legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the pricing of their initial public offerings. We intend to take advantage of this new legislation but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned. If that were to happen, we would incur additional and unexpected expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

        We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition, prospects and results of operations. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

        If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lapsing of the lock-up and other legal restrictions on resale discussed in this prospectus, the trading price of our common stock could decline. Based on shares of common stock outstanding as of May 15, 2018, upon the completion of this offering we will have outstanding a total of 28,199,264 shares of common stock. This includes the shares of common stock that we are selling in this offering, which may be sold in the public market immediately without restriction, unless purchased by our affiliates.

        The lock-up agreements pertaining to substantially all of our remaining shares of common stock outstanding after this offering will expire 180 days from the date of this prospectus, subject to earlier release of all or a portion of the shares subject to such agreements by Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated in their sole discretion. Approximately 60% of these additional shares are held by directors, executive officers and other affiliates and will be subject to certain limitations of Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

        Certain of our existing stockholders and their affiliated entities have agreed to purchase an aggregate of approximately $25.0 million of shares of our common stock in this offering at the initial public offering price per share and on the same terms as the other purchasers in this offering. Shares of common stock purchased by stockholders who are considered to be our affiliates may only be resold in the public market following this offering subject to restrictions under securities laws as described in the "Shares Eligible for Future Sale."

        In addition, shares of common stock that are either subject to outstanding options or reserved for future issuance under our existing equity compensation plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. Additionally, the number of shares of our common stock reserved for issuance under our 2018 Stock Option and Incentive Plan will automatically increase on each January 1, beginning on January 1, 2019, by 4% of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee. Unless our compensation committee elects not to increase the number of shares available for future grant each year, our stockholders may experience additional dilution.

        After this offering, the holders of 18,644,462 shares of our common stock as of May 15, 2018 will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the 180-day lock-up agreements described above. See "Description of Capital Stock—Registration Rights." Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

We have broad discretion in the use of our existing cash, cash equivalents and marketable securities and the net proceeds from this offering and may not use them effectively.

        Our management will have broad discretion in the application of our existing cash, cash equivalents and marketable securities and the net proceeds from this offering, including for any of the purposes described in the section titled "Use of Proceeds," and you will not have the opportunity as part of your investment decision to assess whether these proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of our existing cash, cash equivalents and marketable securities and the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our existing cash, cash equivalents and marketable securities and the net proceeds from this offering in ways that ultimately increase the value of your investment. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or our guidance.

        Our quarterly and annual operating results may fluctuate significantly in the future, which makes it difficult for us to predict our future operating results. From time to time, we may enter into license or collaboration agreements with other companies that include development funding and significant upfront and milestone payments and/or royalties, which may become an important source of our revenue. Accordingly, our revenue may depend on development funding and the achievement of development and clinical milestones under current and any potential future license and collaboration agreements and sales of our products, if approved. These upfront and milestone payments may vary significantly from period to period and any variance could cause a significant fluctuation in our operating results from one period to the next.

        In addition, we measure compensation cost for stock-based awards made to employees at the grant date of the award, based on the fair value of the award as determined by our board of directors, and recognize the cost as an expense over the employee's requisite service period. As the variables that we use as a basis for valuing these awards change over time, including, after the closing of this offering, our underlying stock price and stock price volatility, the magnitude of the expense that we must recognize may vary significantly.

        Further, our operating results may fluctuate due to a variety of other factors, many of which are outside of our control and may be difficult to predict, including the following:

  •
  the timing and cost of, and level of investment in, research and development activities relating to our current and any future product candidates, which will change from time to time;

  •
  our ability to enroll patients in clinical trials and the timing of enrollment;

  •
  the cost of manufacturing our current and any future product candidates, which may vary depending on FDA guidelines and requirements, the quantity of production and the terms of our agreements with manufacturers;

  •
  expenditures that we will or may incur to acquire or develop additional product candidates and technologies;

  •
  the timing and outcomes of clinical studies for NEO-PV-01 and any other future product candidates, or the timing and outcomes of clinical trials for competing product candidates;

  •
  competition from existing and potential future products that compete with NEO-PV-01 and any other future product candidates, and changes in the competitive landscape of our industry, including consolidation among our competitors or partners;

  •
  any delays in regulatory review or approval NEO-PV-01 or any of our other future product candidates;

  •
  the level of demand for NEO-PV-01 and any of our other future product candidates, if approved, which may fluctuate significantly and be difficult to predict;

  •
  the risk/benefit profile, cost and reimbursement policies with respect to our products candidates, if approved, and existing and potential future products that compete with NEO-PV-01 and any of our other future product candidates;

  •
  our ability to commercialize NEO-PV-01 and any of our other product candidates, if approved, within and outside of the United States, either independently or working with third parties;

  •
  our ability to adequately support our future growth;

  •
  potential unforeseen business disruptions that increase our costs or expenses;

  •
  future accounting pronouncements or changes in our accounting policies; and

  •
  the changing and volatile global economic environment.

        The cumulative effect of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. The price of our common stock could decline even when we have met any previously publicly stated revenue and/or earnings guidance we may provide.

Anti-takeover provisions under our organizational documents and Delaware law could delay or prevent a change of control, which could limit the market price of our common stock and may prevent or frustrate attempts by our stockholders to replace or remove our current management.

        Our amended and restated certificate of incorporation and amended and restated bylaws, which are to become effective at or prior to the completion of this offering, contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions include:

  •
  a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

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  a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at a meeting of our stockholders;

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  a requirement that special meetings of stockholders may only be called only by the chairman of the board of directors, the chief executive officer, or by a majority of the total number of authorized directors;

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  advance notice requirements for stockholder proposals and nominations for election to our board of directors;

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  a requirement that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds (2/3) of all outstanding shares of our voting stock then entitled to vote in the election of directors;

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  a requirement of approval of not less than two-thirds (2/3) of all outstanding shares of our voting stock to amend any bylaws by stockholder action or to amend specific provisions of our certificate of incorporation; and

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  the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval, which preferred stock may include rights superior to the rights of the holders of common stock.

        In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These anti-takeover provisions and other provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

        The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price may decline.

If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Our amended and restated bylaws will designate specific courts as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.

        Pursuant to our amended and restated bylaws as will be in effect upon the completion of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of or based on a breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against us or any of our current or former directors, officers, employees or stockholders arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws or (4) any action asserting a claim governed by the internal affairs doctrine. Our amended and restated bylaws will further provide that the United States District Court for the District of Massachusetts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. In addition, our amended and restated bylaws will provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the foregoing provisions. We have chosen the United States District Court for the District of Massachusetts as the exclusive forum for such causes of action because our principal executive offices are located in Cambridge, Massachusetts. Some companies that have adopted similar federal district court forum selection provisions are currently subject to a suit in the Court of Chancery of the State of Delaware brought by stockholders who assert that the federal district court forum selection provision is not enforceable. We recognize that the federal district court forum selection clause may impose additional litigation costs on stockholders who assert the provision is not enforceable and may impose more general additional litigation costs in pursuing any such claims, particularly if the stockholders do not reside in or near the Commonwealth of Massachusetts. Additionally, the forum selection clauses in our amended and restated bylaws may limit our stockholders' ability to obtain a favorable judicial forum for disputes with us. Alternatively, if the federal district court forum selection provision is found inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could have an adverse effect on our business, financial condition or results of operations. The United States District Court for the District of Massachusetts may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that are based on management's beliefs and assumptions and on information currently available to management. Some of the statements in the section captioned "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: "may," "will," "could," "would," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "project," "potential," "continue," "ongoing" or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

        These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this prospectus include, but are not limited to, statements about:

  •
  the success, cost and timing of our product development activities and clinical trials, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, and our research and development programs;

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  our ability and the potential to successfully manufacture and supply our product candidates for clinical trials and for commercial use, if approved;

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  the potential for our identified research priorities to advance our platform, programs or product candidates;

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  the ability and willingness of our third-party research institution collaborators to continue research and development activities relating to our product candidates;

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  our ability to obtain and maintain regulatory approval of our lead product candidate, NEO-PV-01, and any other product candidates, and any related restrictions, limitations or warnings in the label of an approved product candidate;

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  the ability to license additional intellectual property relating to our product candidates and to comply with our existing license agreements;

  •
  our ability to commercialize our products in light of the intellectual property rights of others;

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  our ability to obtain funding for our operations, including funding necessary to complete further development and commercialization of our product candidates;

  •
  our plans to research and develop our product candidates;

  •
  the commercialization of our product candidates, if approved;

  •
  our ability to attract collaborators with development, regulatory and commercialization expertise;

  •
  future agreements with third parties in connection with the commercialization of our product candidates and any other approved product;

  •
  the size and growth potential of the markets for our product candidates, and our ability to serve those markets;

  •
  the rate and degree of market acceptance of our product candidates;

  •
  regulatory developments in the United States and foreign countries;

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  our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;

  •
  our ability to produce our products or product candidates with advantages in turnaround times or manufacturing cost in an economically viable manner;

  •
  the success of competing therapies that are or may become available;

  •
  our ability to attract and retain key scientific or management personnel;

  •
  the accuracy of our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

  •
  the impact of laws and regulations;

  •
  our use of the proceeds from this offering; and

  •
  our expectations regarding our ability to obtain and maintain intellectual property protection for our product candidates.

        In addition, you should refer to the "Risk Factors" section of this prospectus for a discussion of other important factors that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

        The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, governmental publications, reports by market research firms or other independent sources that we believe to be reliable sources. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosure contained in this prospectus, and we believe these industry publications and third-party research, surveys and studies are reliable. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under the section entitled "Risk Factors" and elsewhere in this prospectus. Some data are also based on our good faith estimates.

 USE OF PROCEEDS

        We estimate that the net proceeds to us from the sale of the shares of our common stock in this offering will be approximately $89.7 million, or approximately $103.6 million if the underwriters exercise their option to purchase additional shares in full, based on the initial public offering price of $16.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        The principal purpose of this offering is to increase our financial flexibility and create a public market for our common stock.

        We currently expect to use our existing cash, cash equivalents and marketable securities, together with the net proceeds from this offering, as follows:

  •
  approximately $40.0 million to fund the ongoing clinical development of NEO-PV-01, including costs associated with all patients reaching the 52-week timepoint in our NT-001 and NT-002 clinical trials, and a portion of the costs associated with additional planned clinical trials, including NT-003 and NT-004;

  •
  approximately $40.0 million to fund our pre-clinical programs and research activities, including costs related to our planned clinical development of NEO-PTC-01, including the initiation of a Phase 1 clinical trial, the initiation of a Phase 1 clinical trial for NEO-SV-01, as well as the continued other pre-clinical research across our multiple treatment modalities; and

  •
  the remainder of the proceeds are expected to fund capital expenditures, working capital and other general corporate purposes.

        Based on our current plans, we believe our existing cash, cash equivalents and marketable securities, together with the net proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditure requirements into at least the first quarter of 2020.

        We cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. Due to uncertainties inherent in the product development process, it is difficult to estimate the exact amounts of the net proceeds that will be used for any particular purpose. We may use our existing cash, cash equivalents and marketable securities and the future payments, if any, generated from any future collaboration agreements to fund our operations, either of which may alter the amount of net proceeds used for a particular purpose. In addition, the amount, allocation and timing of our actual expenditures will depend upon numerous factors, including the results of our research and development efforts, the timing and success of clinical trials and the timing of regulatory submissions. Following this offering, we will require substantial capital to complete clinical development, seek regulatory approval of and, if approved, commercialize NEO-PV-01, NEO-PTC-01 and NEO-SV-01. We may seek additional funds through public or private equity, debt financings or other sources, including strategic collaborations. We will have broad discretion in using these proceeds. Pending their uses, we plan to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

 DIVIDEND POLICY

        We have never declared or paid any cash dividends on our common stock or any other securities. We anticipate that we will retain all available funds and any future earnings, if any, for use in the operation of our business and do not anticipate paying cash dividends in the foreseeable future. In addition, future debt instruments may materially restrict our ability to pay dividends on our common stock. Payment of future cash dividends, if any, will be at the discretion of the board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, the requirements of then-existing debt instruments and other factors the board of directors deems relevant.

 CAPITALIZATION

        The following table sets forth our cash, cash equivalents and marketable securities and our capitalization as of March 31, 2018:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to (i) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 18,644,462 shares of common stock upon the completion of this offering, (ii) the expiry of the contingent redemption right on the contingently redeemable restricted common stock upon the completion of this offering and (iii) the filing and effectiveness of our amended and restated certificate of incorporation upon the completion of this offering; and

  •
  on a pro forma as adjusted basis to give further effect to the issuance and sale of 6,250,000 shares of our common stock in this offering at the initial public offering price of $16.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        You should read the information in this table together with our consolidated financial statements and the related notes appearing at the end of this prospectus, as well as the sections of this prospectus captioned "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of March 31, 2018
	Actual	Pro Forma	Pro Forma As Adjusted
	(In thousands, except share and per share data)
Cash, cash equivalents and marketable securities	$62,092	$62,092	$152,856 (1)

Redeemable convertible preferred stock, $0.001 par value; 93,222,418 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$178,081	$—	$—
Contingently redeemable restricted common stock	454	—	—

	178,535	—	—

Stockholders' equity (deficit):
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.001 par value; 130,000,000 shares authorized, 3,302,927 shares issued and outstanding, actual; 150,000,000 shares authorized, 21,947,389 shares issued and outstanding, pro forma; 150,000,000 shares authorized, 28,197,389 shares issued and outstanding, pro forma as adjusted	3	22	28
Additional paid-in capital	—	178,516	268,160
Accumulated other comprehensive loss	(8)	(8)	(8)
Accumulated deficit	(111,711)	(111,711)	(111,711)

Total stockholders' equity (deficit)	(111,716)	66,819	156,469

Total capitalization	$66,819	$66,819	$156,469

(1)
As of March 31, 2018, $1.1 million of our estimated aggregate offering expenses of $3.4 million had been paid.

        The actual, pro forma and pro forma as adjusted information set forth in the table excludes:

  •
  2,179,316 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2018 under the 2015 Plan at a weighted average exercise price of $5.77 per share;

  •
  1,092,929 shares of common stock reserved for future issuance as of March 31, 2018 under the 2015 Plan, which ceased to be available for issuance at the time that the 2018 Plan became effective;

  •
  1,215,000 shares of our common stock that became available for future issuance under the 2018 Plan upon the effectiveness of the registration statement of which this prospectus forms a part; and

  •
  270,000 shares of our common stock that became available for future issuance under our 2018 Employee Stock Purchase Plan upon the effectiveness of the registration statement of which this prospectus forms a part.

DILUTION

        If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of common stock and the pro forma as adjusted net tangible book value per share of common stock immediately after this offering.

        Our historical net tangible book value (deficit) as of March 31, 2018 was $(113.8) million, or $(34.46) per share of common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities and the carrying value of our redeemable convertible preferred stock and contingently redeemable restricted common stock, which are not included within stockholders' equity (deficit). Historical net tangible book value (deficit) per share represents historical net tangible book value (deficit) divided by the 3,302,927 shares of common stock outstanding as of March 31, 2018.

        Our pro forma net tangible book value as of March 31, 2018 was $64.7 million, or $2.95 per share of our common stock. Pro forma net tangible book value (deficit) represents the amount of our total tangible assets less our total liabilities and the carrying value of our contingently redeemable restricted common stock, after giving effect to (i) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 18,644,462 shares of common stock upon the completion of this offering and (ii) the expiry of the contingent redemption right on the contingently redeemable restricted common stock upon the completion of this offering. Pro forma net tangible book value (deficit) per share represents pro forma net tangible book value (deficit) divided by the total number of shares outstanding as of March 31, 2018, after giving effect to the pro forma adjustment described above.

        After giving further effect to the sale and issuance of 6,250,000 shares of our common stock in this offering at the initial public offering price of $16.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2018 would have been $156.5 million, or $5.55 per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $2.60 to existing stockholders and immediate dilution of $10.45 in pro forma as adjusted net tangible book value per share to new investors participating in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis to new investors:

Initial public offering price per share		$16.00
Historical net tangible book value (deficit) per share as of March 31, 2018	$(34.46)
Increase in historical net tangible book value per share attributable to the pro forma adjustments above	37.41

Pro forma net tangible book value per share as of March 31, 2018	2.95
Increase in pro forma net tangible book value per share attributable to investors participating in this offering	2.60

Pro forma as adjusted net tangible book value per share after this offering		5.55

Dilution per share to new investors participating in this offering		$10.45

        If the underwriters exercise their option in full to purchase 937,500 additional shares of common stock in this offering, our pro forma as adjusted net tangible book value per share after this offering would be $5.85, representing an immediate increase in pro forma as adjusted net tangible book value per share of $2.90 to existing stockholders and immediate dilution in pro forma as adjusted net tangible book value per share of $10.15 to investors participating in this offering, based on the initial public offering price of $16.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        The following table summarizes, on the pro forma as adjusted basis described above as of March 31, 2018, the total number of shares of common stock purchased from us on an as converted to common stock basis, the total consideration paid or to be paid, and the average price per share paid or to be paid by existing stockholders and by investors participating in this offering at the initial public offering price of $16.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percentage	Amount	Percentage
Existing stockholders	21,947,389	77.8%	$178,081,000	64.0%	$8.11
Investors participating in this offering	6,250,000	22.2	100,000,000	36.0	$16.00

Total	28,197,389	100.0%	$278,081,000	100.0%

        Certain of our existing stockholders and their affiliated entities have agreed to purchase an aggregate of approximately $25.0 million of shares of our common stock in this offering at the initial public offering price per share and on the same terms as the other purchasers in this offering. The table above does not reflect any purchases by these purchasers.

        The table above assumes no exercise of the underwriters' option to purchase additional shares in this offering. If the underwriters' option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to 75.3% of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors participating in the offering would be increased to 24.7% of the total number of shares outstanding after this offering.

        The above discussion and tables are based on shares of common stock issued and outstanding as of March 31, 2018 and exclude:

  •
  2,179,316 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2018 under the 2015 Plan at a weighted average exercise price of $5.77 per share;

  •
  1,092,929 shares of common stock reserved for future issuance as of March 31, 2018 under the 2015 Plan, which ceased to be available for issuance at the time that the 2018 Plan became effective;

  •
  1,215,000 shares of our common stock that became available for future issuance under the 2018 Plan upon the effectiveness of the registration statement of which this prospectus forms a part; and

  •
  270,000 shares of our common stock that became available for future issuance under our 2018 Employee Stock Purchase Plan upon the effectiveness of the registration statement of which this prospectus forms a part.

        To the extent that stock options are exercised or new stock options are issued under our equity incentive plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

 SELECTED CONSOLIDATED FINANCIAL DATA

        You should read the following selected consolidated financial data together with the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes appearing at the end of this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2016 and 2017 and the consolidated balance sheet data as of December 31, 2016 and 2017 from our audited consolidated financial statements appearing at the end of this prospectus. The consolidated statement of operations data for the three months ended March 31, 2017 and 2018 and the consolidated balance sheet data as of March 31, 2018 have been derived from our unaudited consolidated financial statements appearing at the end of this prospectus and have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the unaudited data reflect all adjustments, consisting only of normal, recurring adjustments, necessary for a fair statement of the financial information in those statements. Our historical results are not necessarily indicative of results that may be expected in the future, and our results for any interim period are not necessarily indicative of the results that should be expected for any full year or any other period.

	Year Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Operating expenses:
Research and development	$19,673	$37,195	$7,412	$13,158
General and administrative	7,749	10,892	2,136	3,599

Total operating expenses	27,422	48,087	9,548	16,757

Loss from operations	(27,422)	(48,087)	(9,548)	(16,757)
Other income (expense), net	(11)	551	79	237

Net loss	(27,433)	(47,536)	(9,469)	(16,520)
Accretion of redeemable convertible preferred stock to redemption value	(2,989)	(10,396)	(2,476)	(3,186)

Net loss attributable to common stockholders	$(30,422)	$(57,932)	$(11,945)	$(19,706)

Net loss per share attributable to common stockholders—basic and diluted(1)	$(30.72)	$(34.32)	$(8.10)	$(9.47)

Weighted average common shares outstanding—basic and diluted(1)	990	1,688	1,475	2,081

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)(1)		$(2.64)		$(0.80)

Pro forma weighted average common shares outstanding—basic and diluted (unaudited)(1)		17,988		20,725

(1)
See Note 13 to our consolidated financial statements appearing at the end of this prospectus for further details on the calculation of basic and diluted net loss per share attributable to common stockholders and on the calculation of pro forma basic and diluted net loss per share attributable to common stockholders.

	As of December 31,
			As of March 31, 2018
	2016	2017
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$88,493	$79,725	$62,092
Working capital(1)	84,821	72,539	56,629
Total assets	95,261	90,493	73,982
Redeemable convertible preferred stock	128,618	174,895	178,081
Contingently redeemable restricted common stock	95	355	454
Total stockholders' deficit	(38,492)	(93,572)	(111,716)

(1)
We define working capital as current assets less current liabilities. See our consolidated financial statements and related notes appearing at the end of this prospectus for further details regarding our current assets and current liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations together with the section of this prospectus captioned "Selected Consolidated Financial Data" and our consolidated financial statements and the related notes to those statements appearing at the end of this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth in the section of the prospectus captioned "Risk Factors" and elsewhere in this prospectus, our actual results may differ materially from those described in or implied by these forward-looking statements.

Overview

        We are a clinical-stage immuno-oncology company and a leader in the field of neoantigen-targeted therapies, dedicated to transforming the treatment of cancer by directing the immune system towards neoantigens. Genetic mutations, which are a hallmark of cancer, can result in specific immune targets called neoantigens. The presence of neoantigens in cancer cells and their absence in normal cells makes them compelling, untapped targets for cancer therapy. By directing the immune system towards these targets, we believe our neoantigen-targeted therapies will offer a new level of patient and tumor specificity in the field of cancer immunotherapy that will drive a strong risk-benefit profile to dramatically improve patient outcomes.

        To date, we have devoted substantially all of our resources to organizing and staffing our company, business planning, raising capital, acquiring and discovering product candidates, securing related intellectual property rights and conducting research and development activities related to our product candidates. From inception through March 31, 2018, we have funded our operations primarily through an aggregate of $161.5 million of gross proceeds from sales of our preferred stock and convertible debt. To date, we have not generated any revenue from product sales and do not expect to do so for several years, if at all. Due to our significant research and development expenditures, we have generated substantial operating losses in each period since inception, including net losses of $27.4 million and $47.5 million in the years ended December 31, 2016 and 2017, respectively, and $9.5 million and $16.5 million in the three months ended March 31, 2017 and 2018, respectively. As of March 31, 2018, we had an accumulated deficit of $111.7 million. We expect to incur substantial additional losses in the future as we expand our research and development activities.

        We anticipate that our expenses will increase significantly in connection with our ongoing activities, as we:

  •
  advance our lead product candidate, NEO-PV-01 in multiple clinical trials, including continuing our NT-001 and NT-002 clinical trials and commencing additional clinical trials;

  •
  advance NEO-PTC-01 and NEON  /  SELECT product candidates into clinical trials;

  •
  further invest in the development of our RECON Bioinfomatics Engine;

  •
  further invest in our combined T cell biology and immune-monitoring capabilities;

  •
  further invest in our manufacturing capabilities;

  •
  maintain, expand, protect and defend our intellectual property portfolio;

  •
  acquire or in-license technology;

  •
  increase our headcount to support our development efforts; and

  •
  incur additional costs and headcount associated with operating as a public company upon the completion of this offering.

        As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including collaborations with other companies or other strategic transactions. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our product candidates or delay our pursuit of potential in-licenses or acquisitions.

        Because of the numerous risks and uncertainties associated with product development, we are unable to predict the timing or amount of increased expenses or the timing of when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

        As of March 31, 2018, we had cash, cash equivalents and marketable securities of $62.1 million. We believe that the anticipated net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, will enable us to fund our operating expenses and capital expenditure requirements into at least the first quarter of 2020. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See "—Liquidity and Capital Resources."

        Without giving effect to the anticipated net proceeds from this offering, based on our current operating plan, we expect that our existing cash, cash equivalents and marketable securities will be sufficient to fund our operating expenses and capital expenditure requirements into the first quarter of 2019. To finance our operations beyond that point we will need to raise additional capital, which cannot be assured. We have concluded that this circumstance raises substantial doubt about our ability to continue as a going concern. See Note 1 to our consolidated financial statements appearing at the end of this prospectus for additional information on our assessment.

        Similarly, in its report on our consolidated financial statements for the year ended December 31, 2017, our independent registered public accounting firm included an explanatory paragraph stating that our recurring losses, negative cash flows from operations since inception and required additional funding to finance our operations raise substantial doubt about our ability to continue as a going concern.

Components of Results of Operations

Revenue

        We have not generated any revenue from product sales and do not expect to generate any revenue from the sale of products for several years, if at all. If our development efforts for our current or future product candidates are successful and result in marketing approval or collaboration or license agreements with third parties, we may generate revenue in the future from a combination of product sales or payments from collaboration or license agreements that we may enter into with third parties.

Operating Expenses

  Research and Development Expenses

        Research and development expenses represent costs incurred by us for the discovery, development and manufacture of our product candidates and include:

  •
  expenses incurred under agreements with third parties, including contract research organizations, or CROs, contract manufacturing organizations, or CMOs, and suppliers;

  •
  license fees to acquire and maintain in-process technology and data;

  •
  personnel-related costs, including salaries, benefits and stock-based compensation expense, for personnel engaged in research and development functions;

  •
  costs of outside consultants, including their fees, related travel expenses and stock-based compensation expense;

  •
  the costs of laboratory supplies and acquiring, developing and manufacturing preclinical study and clinical trial materials;

  •
  costs related to compliance with regulatory requirements; and

  •
  facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and general support services.

        We expense research and development costs as incurred. We recognize costs for certain development activities, such as clinical trials and manufacturing costs, based on an evaluation of the progress to completion of specific tasks using data such as patient enrollment or other information provided to us by our vendors. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected in our financial statements as prepaid or accrued external research and development expenses. Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. These amounts are recognized as an expense as the goods are delivered or the related services are performed, or until it is no longer expected that the goods will be delivered or the services rendered.

        We use our employee and infrastructure resources across our multiple research and development programs directed toward developing our NEON  /  ONE and NEON  /  SELECT approaches and for identifying and developing product candidates. We track outsourced development and manufacturing costs by development product candidates, but we do not allocate costs such as personnel costs or other internal costs to specific development of product candidates. These external and unallocated research and development expenses are summarized in the table below:

	Year Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
	(in thousands)
NEO-PV-01	$7,149	$15,841	$2,835	$5,357
NEO-PTC-01	632	1,565	88	602
Other early-stage development expenses	541	1,901	377	563
Unallocated expenses	11,351	17,888	4,112	6,636

Total research and development expense	$19,673	$37,195	$7,412	$13,158

        At this time, we cannot reasonably estimate or know the nature, timing, and estimated costs of the efforts that will be necessary to complete the development of our product candidates. We are also unable to predict when, if ever, material net cash inflows will commence from sales of our products, if approved. This is due to the numerous risks and uncertainties associated with developing our product candidates, including the uncertainty related to:

  •
  addition and retention of key research and development personnel;

  •
  successful enrollment in and completion of our current clinical trials for NEO-PV-01, as well as the cost of future clinical trials for NEO-PV-01, NEO-PTC-01 and our NEON  /  SELECT approach;

  •
  costs associated with the preclinical development and clinical trials for our early discovery product candidates;

  •
  maintaining agreements with third-party manufacturers for clinical supply for our clinical trials and commercial manufacturing, if our product candidates are approved;

  •
  receipt of marketing approvals from applicable regulatory authorities;

  •
  commercializing products, if and when approved, whether alone or in collaboration with others;

  •
  the terms and timing of any collaboration, license or other arrangement, including the terms and timing of any milestone payments thereunder;

  •
  obtaining and maintaining patent and trade secret protection and regulatory exclusivity for our products if and when approved; and

  •
  continued acceptable safety profiles of our products following approval.

        A change in the outcome of any of these variables with respect to the development of any of our product candidates would significantly change the costs, timing and viability associated with the development of that product candidate.

        Research and development activities account for a significant portion of our operating expenses. We expect our research and development expenses to increase over the next several years as we continue to implement our business strategy, which includes advancing clinical development of NEO-PV-01 and progressing NEO-PTC-01 and our NEON  /  SELECT approach into clinical development, expanding our research and development efforts, seeking regulatory approvals for any product candidates that successfully complete clinical trials, accessing and developing additional product candidates, and hiring additional personnel to support our research and development efforts. In addition, product candidates in later stages of clinical development generally incur higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. As a result, we expect our research and development expenses to increase as our product candidates advance into later stages of clinical development.

  General and Administrative Expenses

        General and administrative expenses consist of personnel-related costs, including salaries, benefits and stock-based compensation expense, for our personnel in executive, legal, finance and accounting, human resources, business operations and other administrative functions, legal fees related to patent, intellectual property and corporate matters, fees paid for accounting and tax services, consulting fees and facility-related costs not otherwise included in research and development expenses.

        We expect to increase our general and administrative personnel headcount to support our operations as we increase our research and development activities and activities related to the potential commercialization of our product candidates. We also expect to incur increased expenses associated with being a public company, including costs of accounting, audit, legal, regulatory and tax-related services associated with maintaining compliance with exchange listing and U.S. Securities and Exchange Commission, or SEC, requirements, director and officer insurance costs, and investor and public relations costs.

Other Income (Expense), Net

        Other income (expense) consists primarily of interest income related to our investments in cash equivalents and marketable securities.

Results of Operations

Comparison of the Three Months Ended March 31, 2017 and 2018

        The following table summarizes our results of operations for the three months ended March 31, 2017 and 2018, along with the changes in those items in dollars:

	Three Months Ended March 31,
	2017	2018	Change
	(in thousands)
Operating expenses:
Research and development	$7,412	$13,158	$5,746
General and administrative	2,136	3,599	1,463

Total operating expenses	9,548	16,757	7,209

Loss from operations	(9,548)	(16,757)	(7,209)
Other income (expense), net	79	237	158

Net loss	$(9,469)	$(16,520)	$(7,051)

  Research and Development

        Research and development expenses increased by $5.8 million from $7.4 million for the three months ended March 31, 2017 to $13.2 million for the three months ended March 31, 2018.

        The increase in research and development expenses was primarily attributable to the following:

  •
  $2.5 million for increased costs related to the advancement of our NEO-PV-01 product candidate, primarily including the following:

  •
  $1.8 million of increased external manufacturing and infrastructure costs related to the clinical supply of NEO-PV-01, and

  •
  $0.7 million of other external research and development costs to support our ongoing NT-001 and NT-002 clinical trials, as well as costs related to the preparation for additional planned clinical trials;

  •
  $2.0 million for increased personnel-related costs due to increased headcount, including $0.6 million of increased stock-based compensation expense;

  •
  $0.5 million for increased costs related to NEO-PTC-01, primarily due to increased external research and development and consulting costs to support the development of NEO-PTC-01;

  •
  $0.3 million in increased facility-related costs, including occupancy costs, as well as depreciation and other maintenance costs;

  •
  $0.2 million in increased purchases of laboratory supplies and consumables for the advancement of our product candidates; and

  •
  $0.2 million for increased costs related to our early stage development candidates.

  General and Administrative

        General and administrative expenses increased by $1.5 million from $2.1 million for the three months ended March 31, 2017 to $3.6 million for the three months ended March 31, 2018. The increase in general and administrative expenses was primarily attributable to the following:

  •
  $0.9 million for increased personnel-related costs, primarily due to increased general and administrative headcount to support the growth of our research and development organization, including $0.3 million of increased stock-based compensation expense; and

  •
  $0.4 million for increased consulting and professional fees, including for accounting, tax and legal services.

  Other Income (Expense), Net

        Other income increased from $0.1 million for the three months ended March 31, 2017 to $0.2 million for the three months ended March 31, 2018. The increase in other income was primarily attributable to interest income on our investments in cash equivalents and marketable securities.

Comparison of the Years Ended December 31, 2016 and 2017

        The following table summarizes our results of operations for the years ended December 31, 2016 and 2017, along with the changes in those items in dollars:

	Year Ended December 31,
	2016	2017	Change
	(in thousands)
Operating expenses:
Research and development	$19,673	$37,195	$17,522
General and administrative	7,749	10,892	3,143

Total operating expenses	27,422	48,087	20,665

Loss from operations	(27,422)	(48,087)	(20,665)
Other income (expense), net	(11)	551	562

Net loss	$(27,433)	$(47,536)	$(20,103)

  Research and Development

        Research and development expenses increased by $17.5 million from $19.7 million for the year ended December 31, 2016 to $37.2 million for the year ended December 31, 2017.

        The increase in research and development expenses was primarily attributable to the following:

  •
  $5.1 million for increased external manufacturing costs related to the clinical supply of NEO-PV-01;

  •
  $4.5 million for increased personnel-related costs due to increased headcount, including $1.2 million of increased stock-based compensation expense;

  •
  $2.3 million in increased purchases of laboratory supplies and consumables to support our ongoing research and development programs;

  •
  $2.0 million for increased external research and development costs, primarily related to advancing development of our NEO-PV-01 and NEO-PTC-01 product candidates;

  •
  $1.9 million in increased facility-related costs, including rent and other costs related to our new facility lease that commenced in September 2016, depreciation and other utility and maintenance costs; and

  •
  $1.7 million increase in external consulting costs, primarily to support the manufacturing and development of NEO-PV-01 and NEO-PTC-01.

  General and Administrative

        General and administrative expenses increased by $3.1 million from $7.7 million for the year ended December 31, 2016 to $10.9 million for the year ended December 31, 2017. The increase in general and administrative expenses was primarily attributable to the following:

  •
  $1.6 million for increased personnel-related costs, primarily due to increased general and administrative headcount to support the growth of our research and development organization, including $0.5 million of increased stock-based compensation expense;

  •
  $1.2 million for increased consulting and professional fees, including for accounting, tax and legal services; and

  •
  $0.2 million in increased facility-related costs, including rent and other costs related to our new facility lease that commenced in September 2016, depreciation and other utility and maintenance costs.

  Other Income (Expense), Net

        Other income increased by $0.6 million from other expense of an insignificant amount for the year ended December 31, 2016 to other income of $0.6 million for the year ended December 31, 2017. The increase in other income was primarily attributable to interest income on our investments in cash equivalents and marketable securities.

Liquidity and Capital Resources

Sources of Liquidity

        Since our inception, we have incurred significant losses in each period and on an aggregate basis. We have not yet commercialized any of our product candidates, which are in various phases of preclinical and clinical development, and we do not expect to generate revenue from sales of any products for several years, if at all. We have funded our operations through March 31, 2018 with aggregate gross proceeds of $161.5 million from sales of our preferred stock and convertible debt. As of March 31, 2018, we had cash, cash equivalents and marketable securities of $62.1 million.

Historical Cash Flows

        The following table provides information regarding our cash flows for each of the periods presented (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
	(in thousands)
Net cash provided by (used in):
Operating activities	$(24,157)	$(41,281)	$(9,547)	$(14,929)
Investing activities	(2,357)	(24,921)	(822)	2,202
Financing activities	111,120	35,909	—	(1,091)

Net increase (decrease) in cash, cash equivalents and restricted cash	$84,606	$(30,293)	$(10,369)	$(13,818)

  Cash Used in Operating Activities

        The cash used in operating activities resulted primarily from our net losses adjusted for non-cash charges and changes in components of working capital, which are primarily the result of increased expenses and timing of vendor payments.

        During the three months ended March 31, 2018, operating activities used $14.9 million of cash, primarily resulting from our net loss of $16.5 million and net cash used by changes in our operating assets and liabilities of $0.6 million, partially offset by net non-cash charges of $2.2 million. Net cash used by changes in our operating assets and liabilities for the three months ended March 31, 2018 consisted primarily of a $0.5 million decrease in accrued expenses and other liabilities.

        During the three months ended March 31, 2017, operating activities used $9.5 million of cash, primarily resulting from our net loss of $9.5 million and net cash used by changes in our operating assets and liabilities of $1.1 million, partially offset by net non-cash charges of $1.0 million. Net cash used by changes in our operating assets and liabilities for the three months ended March 31, 2017 consisted primarily of a $1.7 million decrease in accounts payable, partially offset by a $0.5 million increase in accrued expenses.

        During the year ended December 31, 2017, operating activities used $41.3 million of cash, primarily resulting from our net loss of $47.5 million, partially offset by net non-cash charges of $4.1 million and cash provided by changes in our operating assets and liabilities of $2.1 million. Net cash provided by changes in our operating assets and liabilities for the year ended December 31, 2017 consisted primarily of a $2.9 million increase in accrued expenses and other liabilities and a $0.7 million decrease in other assets, partially offset by a $0.9 million decrease in accounts payable and a $0.5 million increase in prepaid expenses and other current assets.

        During the year ended December 31, 2016, operating activities used $24.2 million of cash, primarily resulting from our net loss of $27.4 million, partially offset by net non-cash charges of $1.8 million and cash provided by changes in our operating assets and liabilities of $1.5 million. Net cash provided by changes in our operating assets and liabilities for the year ended December 31, 2016 consisted primarily of a $1.2 million increase in accrued expenses and other liabilities and a $1.0 million increase in accounts payable, partially offset by a $0.8 million increase in other current assets.

  Cash Provided by (Used in) Investing Activities

        During the three months ended March 31, 2018, net cash provided by investing activities was $2.2 million, consisting of proceeds from the sales and maturities of marketable securities of $15.7 million, partially offset by purchases of marketable securities of $12.0 million and purchases of property and equipment of $1.5 million.

        During the three months ended March 31, 2017, net cash used in investing activities was $0.8 million, consisting entirely of purchases of property and equipment.

        During the year ended December 31, 2017, net cash used in investing activities was $24.9 million, consisting of purchases of marketable securities of $34.0 million and purchases of property and equipment of $3.2 million, partially offset by proceeds from the sales and maturities of marketable securities of $12.3 million.

        During the year ended December 31, 2016, net cash used in investing activities was $2.4 million, consisting primarily of purchases of property and equipment of $2.4 million.

  Cash Provided by (Used in) Financing Activities

        During the three months ended March 31, 2018, net cash used in financing activities was $1.1 million, consisting entirely of payments of initial public offering costs.

        During the three months ended March 31, 2017, no cash was used in or provided by financing activities.

        During the year ended December 31, 2017, net cash provided by financing activities was $35.9 million, which was primarily comprised of net proceeds of $35.9 million from the sale of shares of our Series B preferred stock.

        During the year ended December 31, 2016, net cash provided by financing activities was $111.1 million, consisting of net proceeds of $69.7 million from the sale of shares of Series B preferred stock and net proceeds of $41.4 million from the sale of shares of Series A preferred stock.

Plan of Operation and Future Funding Requirements

        We expect our expenses to increase substantially in connection with our ongoing research and development activities, particularly as we advance the preclinical activities and clinical trials of our product candidates. In addition, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company. As a result, we expect to incur substantial operating losses and negative operating cash flows for the foreseeable future.

        Based on our current operating plan, we expect that the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, will enable us to fund our operating expenses and capital expenditure requirements into at least the first quarter of 2020. However, we have based this estimate on assumptions that may prove to be wrong and we could exhaust our capital resources sooner than we expect.

        Because of the numerous risks and uncertainties associated with the development of our NEO-PV-01 and NEO-PTC-01 product candidates, other preclinical product candidates or programs, and our NEON  /  ONE and NEON  / SELECT approaches and because the extent to which we may enter into collaborations with third parties for development of our product candidates is unknown, we may incorrectly estimate the timing and amounts of increased capital outlays and operating expenses associated with completing the research and development of our product candidates. Our funding requirements and timing and amount of our operating expenditures will depend largely on:

  •
  the successful enrollment in, and completion of, our current clinical trials for NEO-PV-01 as well as the cost of future clinical trials for NEO-PV-01, NEO-PTC-01 and NEON  /  SELECT approach;

  •
  the number and characteristics of product candidates that we develop or may in-license;

  •
  the terms of any collaboration agreements into which we may choose to enter;

  •
  the outcome, timing and cost of meeting regulatory requirements established by the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, and other comparable foreign regulatory authorities;

  •
  the cost of filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights;

  •
  the cost of defending intellectual property disputes, including patent infringement or opposition actions brought by third parties against us or our product candidates;

  •
  the effect of competing technological and market developments;

  •
  the cost and timing of completion of commercial-scale outsourced manufacturing activities; and

  •
  the cost of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval in regions where we choose to commercialize our products on our own.

        A change in the outcome of any of these or other variables with respect to the development of any of our product candidates could significantly change the costs and timing associated with the development of that product candidate. Furthermore, our operating plans may change in the future, and we may need additional funds to meet operational needs and capital requirements associated with such operating plans.

        In addition to the variables described above, if and when any of our product candidates successfully complete development, we will incur substantial additional costs associated with regulatory filings, marketing approval, post-marketing requirements, maintaining our intellectual property rights, and regulatory protection, in addition to other commercial costs. We cannot reasonably estimate these costs at this time.

        Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity or debt financings and collaboration arrangements. We currently have no credit facility or committed sources of capital. To the extent that we raise additional capital through the future sale of equity or debt, the ownership interests of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our existing common stockholders. If we raise additional funds through the issuance of debt securities, these securities could contain covenants that would restrict our operations. We may require additional capital beyond our currently anticipated amounts, and additional capital may not be available on reasonable terms, or at all. If we raise additional funds through collaboration arrangements or other strategic transactions in the future, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce, or terminate development or future commercialization efforts.

Off-Balance Sheet Arrangements

        We did not have, during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under applicable SEC rules.

Contractual Obligations

        The following table summarizes our contractual obligations as of December 31, 2017 and the effects that these obligations are expected to have on our liquidity and cash flows in future periods:

	Payments Due by Period
	Total	Less Than 1 Year	1 to 3 Years	4 to 5 Years	More Than 5 Years
	(in thousands)
Operating lease commitments(1)	$13,731	$2,059	$3,839	$4,072	$3,761

Total	$13,731	$2,059	$3,839	$4,072	$3,761

(1)
Primarily represents minimum payments due for our lease of office and laboratory space in Cambridge, Massachusetts under an operating lease agreement that expires in 2024.

        We enter into contracts in the normal course of business with CROs, CMOs and other third parties for clinical trials, preclinical research studies and testing and manufacturing services. These contracts are generally cancelable by us upon up to 120 days' prior written notice. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including noncancelable obligations of our service providers, up to and through the date of cancellation. These payments are not included in the preceding table as the amount and timing of these payments are not known.

        In the normal course of business, we have also entered into license and collaboration agreements with third parties. We have not included future payments under these agreements in the table of contractual obligations above since obligations under these agreements are contingent upon future events such as our achievement of specified development, regulatory, and commercial milestones, or royalties on net product sales. As of December 31, 2017 and March 31, 2018, the aggregate maximum amount of milestone payments we could be required to make under our then-existing license and collaboration agreements was approximately $117.5 million and $117.6 million, respectively. As of December 31, 2017 and March 31, 2018, we were unable to estimate the timing or likelihood of achieving these milestones or generating future product sales.

Critical Accounting Policies and Significant Judgments and Estimates

        Our management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates.

Research and Development Expenses and Related Accruals

        Research and development expenses include costs directly attributable to the conduct of research and development programs, including personnel-related expenses such as salaries, benefits, and stock-based compensation expense; materials; supplies; depreciation on and maintenance of research equipment; manufacturing and external costs related to outside vendors engaged to conduct both preclinical studies and clinical trials; and the allocable portions of facility costs, such as rent, utilities, repairs and maintenance, depreciation, and general support services. All costs associated with research and development activities are expensed as incurred.

        We enter into various research and development contracts with research institutions and other companies and record accruals for estimated ongoing research costs. When evaluating the adequacy of the accrued liabilities, we analyze progress of the studies or trials, including the phase or completion of events, invoices received and contracted costs. This process involves reviewing open contracts and purchase orders, communicating with personnel to identify services that have been performed and estimating the level of service performed and the associated costs incurred for the services for which we have not yet been invoiced. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or amount of prepaid expense accordingly. Significant judgments and estimates are made in determining the accrued balances at the end of any reporting period. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in us reporting amounts that are too high or too low in any particular period. To date, we have not made any material adjustments to our prior estimates of accrued research and development expenses.

Stock-Based Compensation

        We measure stock-based compensation expense related to restricted common stock and stock options granted to our employees and directors based on the fair value on the date of grant. We recognize compensation expense for these awards over the requisite service period, which is generally the vesting period of the respective award. Generally, we issue awards with only service-based vesting conditions and record the expense for these awards using the straight-line method. We have also granted certain stock-based awards with performance-based vesting conditions. We recognize compensation expense for awards with performance-based vesting conditions over the remaining service period when management determines that achievement of the performance condition is probable.

        We recognize compensation expense for stock-based awards granted to non-employees, including our founders, and to members of our board of directors for services unrelated to their roles as directors over the period during which services are rendered until completed. The fair value of the non-employee awards is subject to remeasurement at each reporting period prior to the completion of the service, which is the vesting date, using the then-current fair value of our common shares and updated assumption inputs in the Black-Scholes option-pricing model, as applicable.

        We determine the fair value of restricted common stock awards based on the fair value of our common stock, less any applicable purchase price. We estimate the fair value of the options granted using the Black-Scholes option-pricing model, which uses as inputs the fair value of our common stock and subjective assumptions we make, including the expected stock price volatility, the expected term of the award, the risk-free interest rate and expected dividends. Due to the lack of a public market for the trading of our common stock and a lack of company-specific historical and implied volatility data, we base the estimate of expected volatility on the historical volatility of a representative group of publicly traded companies for which historical information is available. The historical volatility is calculated based on a period of time commensurate with the assumption used for the expected term. We use the simplified method to calculate the expected term for options granted to employees and directors. We utilize this method as we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. For options granted to non-employees, we utilize the contractual term of the arrangement as the basis for the expected term assumption. The risk-free interest rate is based on a U.S. treasury instrument whose term is consistent with the expected term of the stock options. The expected dividend yield is assumed to be zero as we have never paid dividends and do not have current plans to pay any dividends on common stock.

        In future periods, we expect stock-based compensation expense to increase, due in part to our existing unrecognized stock-based compensation expense and as we grant additional stock-based awards to continue to attract and retain our employees.

  Determination of Fair Value of Common Stock

        As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each option grant, with input from management, considering our most recently available third-party valuations of common stock and our board of directors' assessment of additional objective and subjective factors that it believed were relevant and that may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants' Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our common stock valuations were prepared using either the option-pricing method, or OPM, or the hybrid method, which use market approaches to estimate our enterprise value. The hybrid method is a probability-weighted expected return method, or PWERM, where the equity value in one or more of the scenarios is allocated using an OPM. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company's securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. The PWERM is a scenario-based method that estimates the fair value of common stock based upon an analysis of future values for the company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available, as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. Valuations of our common stock were performed by third parties at various dates, which resulted in valuations of our common stock of $1.30 per share as of December 31, 2015, $2.00 per share as of April 30, 2016, $2.65 per share as of September 20, 2016, $5.80 per share as of December 31, 2016, $9.65 per share as of December 1, 2017, $10.20 per share as of January 24, 2018 and $11.90 per share as of April 16, 2018. In addition to considering the results of these third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, which may be a date later than the most recent third-party valuation date, including:

  •
  the prices at which we sold shares of preferred stock and the superior rights and preferences of the preferred stock relative to our common stock at the time of each grant;

  •
  the progress of our research and development programs, including the status of preclinical studies and current and planned clinical trials for our product candidates;

  •
  our stage of development and commercialization and our business strategy;

  •
  external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;

  •
  our financial position, including cash on hand, and our historical and forecasted performance and operating results;

  •
  the lack of an active public market for our common stock and our preferred stock;

  •
  the likelihood and potential timing of achieving a liquidity event, such as an initial public offering, or IPO, or a sale of our company in light of prevailing market conditions; and

  •
  the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

        The assumptions underlying these valuations represent management's best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation expense could be materially different.

        Following the completion of this offering, the fair value of our common stock will be determined based on the quoted market price of our common stock.

  Grants of Stock-Based Awards

        The following table presents the grant dates, numbers of underlying shares of common stock, the per share purchase prices and exercise prices, the fair values of the underlying common stock as of the grant dates for awards granted between January 1, 2016 and May 31, 2018, along with the fair value per award on the date of grant:

Grant Date	Type of Award	Number of Shares Subject to Awards Granted	Per Share Exercise Price of Options or Purchase Price of Restricted Stock	Fair Value per Common Share on Grant Date	Per Share Estimated Fair Value of Award on Grant Date
January 21, 2016	Restricted Stock	82,100	$0.05	$1.30	$1.25
May 12, 2016	Options	42,800	$2.00	$2.00	$1.60
May 12, 2016	Restricted Stock	13,100	$2.00	$2.00	$—
June 2, 2016	Options	31,800	$2.00	$2.00	$1.60
July 22, 2016	Restricted Stock	40,000	$0.05	$2.00	$1.95
November 4, 2016	Options	545,869	$2.65	$2.65	$2.15
November 4, 2016	Restricted Stock	427,000	$0.05	$2.65	$2.60
November 8, 2016	Options	259,645	$2.65	$2.65	$2.15
November 8, 2016	Restricted Stock	24,000	$0.05	$2.65	$2.60
November 17, 2016	Options	106,000	$2.65	$2.65	$2.15
April 3, 2017	Options	47,360	$5.80	$5.80	$4.70
June 1, 2017	Options	39,581	$5.80	$5.80	$4.70
August 14, 2017	Options	393,198	$5.80	$5.80	$4.70
September 7, 2017	Options	110,950	$5.80	$5.80	$4.70
December 7, 2017	Options	71,025	$9.65	$9.65	$7.80
January 25, 2018	Options	405,526	$10.20	$10.20	$8.25
February 14, 2018	Options	184,660	$10.20	$10.20	$8.25
March 15, 2018	Options	1,837	$10.20	$10.20	$8.25
April 30, 2018	Options	34,400	$11.90	$11.90	$9.70

Quantitative and Qualitative Disclosures about Market Risk

        We are exposed to market risk related to changes in interest rates. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our cash equivalents are in the form of a money market fund, which is primarily invested in short-term U.S. Treasury obligations, and our marketable securities consist of corporate notes that have contractual maturities of less than one year.

        Our primary exposure to market risk is related to interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. However, because of the short-term nature of the investments in our portfolio, an immediate change by 100 basis points in market interest rates would not have a material impact on the fair market value of our investment portfolio or on our financial position or results of operations.

        We are not currently exposed to significant market risk related to changes in foreign currency exchange rates; however, we have contracted with and may continue to contract with vendors that are located in Europe. Our operations may be subject to fluctuations in foreign currency exchange rates in the future.

        Inflation generally affects us by increasing our cost of labor. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the years ended December 31, 2016 or 2017, or the three months ended March 31, 2017 or 2018.

Recently Issued Accounting Pronouncements

        We have reviewed all recently issued standards and have determined that, other than as disclosed in Note 2 to our consolidated financial statements appearing at the end of this prospectus, these standards will not have a material impact on our financial statements or do not otherwise apply to our operations.

Emerging Growth Company Status

        The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, permits an "emerging growth company" such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have irrevocably elected to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards when they are required to be adopted by public companies that are not emerging growth companies.

BUSINESS

Overview

        We are a clinical-stage immuno-oncology company and a leader in the field of neoantigen-targeted therapies, dedicated to transforming the treatment of cancer by directing the immune system towards neoantigens. Genetic mutations, which are a hallmark of cancer, can result in specific immune targets called neoantigens. The presence of neoantigens in cancer cells and their absence in normal cells makes them compelling, untapped targets for cancer therapy. By directing the immune system towards these targets, we believe our neoantigen-targeted therapies will offer a new level of patient and tumor specificity in the field of cancer immunotherapy that will drive a strong risk-benefit profile to dramatically improve patient outcomes.

        Our ambition is to lead a paradigm shift in the treatment of cancer patients towards an era of truly personal immuno-oncology therapies. Our founders have done pioneering work in immuno-oncology, including work that resulted in a class of immunotherapy known as checkpoint inhibitors, which aim to reactivate the immune system to kill cancer cells. Checkpoint inhibitors have demonstrated potent efficacy in cancers with higher rates of genetic mutations, or mutational burden, which provide a greater diversity of neoantigen targets. However, even in these tumor types, the majority of patients do not respond to treatment. Our development strategy leverages multiple neoantigen modalities, including vaccines and T cell therapies, to maximize the potential reach of our therapies. By directing the immune system against neoantigen targets, our vaccines have the potential to improve patient outcomes across both checkpoint-responsive and unresponsive disease, and our T cell therapies have the potential to unlock the potency of cell therapies in solid tumors.

        NEO-PV-01, our personal neoantigen vaccine, is custom-designed and manufactured based on the unique mutational fingerprint of each individual patient. This technology was developed based on more than a decade of work by our founders at the Dana-Farber Cancer Institute and the Broad Institute of MIT and Harvard, which culminated in an initial clinical trial reported in Nature in July 2017. This trial demonstrated the ability of a personal neoantigen vaccine to generate highly specific immune responses in six patients with stage III/IV melanoma treated in the adjuvant setting, with all six patients disease-free at a median of 20 months after initiating vaccination. NEO-PV-01 is currently being evaluated in an ongoing Phase 1b clinical trial in combination with nivolumab in metastatic melanoma, non-small cell lung cancer and bladder cancer. The clinical data so far from this trial demonstrates that the therapy has been well-tolerated and has been able to direct the immune system against neoantigens in advanced metastatic disease. Furthermore, we have observed both evidence of immune pressure on tumors and of tumor cell killing. We believe these findings provide emerging proof of mechanism and will inform our NEO-PV-01 clinical development plans.

        NEO-PTC-01, our personal neoantigen T cell therapy, consists of multiple T cell populations that are generated to target each individual patient's unique set of neoantigens. We are focusing the initial clinical development of NEO-PTC-01 in solid tumors, and we expect to file a clinical trial application, or CTA, in Europe in the first half of 2019 to evaluate NEO-PTC-01 in the solid tumor setting.

        In parallel to our personal therapies, we are advancing additional therapies that use a precision medicine approach. These include multiple neoantigen-targeted therapies that direct the immune system towards prevalent mutations that are shared across patients in specific tumor types. We intend to develop product candidates targeting shared neoantigens using both vaccine and T cell modalities. Our first product candidate using this approach, NEO-SV-01, is a neoantigen vaccine for the treatment of a subset of estrogen-receptor-positive, or ER+, breast cancer, for which we expect to file an Investigational New Drug application, or IND, in the first half of 2019.

        Our product candidate pipeline is generated using our proprietary neoantigen platform, which continuously improves as our product candidates generate data. This platform comprises three key elements: our RECON (Real-time Epitope Computation for ONcology) Bioinformatics Engine; our deep capabilities in peptide chemistry; and our combined T cell biology and immune-monitoring expertise. At the core of our neoantigen platform is RECON, which uses a proprietary combination of algorithms designed to predict the most therapeutically-relevant neoantigen targets associated with each patient's tumor. As detailed in our February 2017 paper in Immunity, we observed a more than two-fold improvement in RECON's neoantigen predictive capabilities compared to standard approaches. We intend to strengthen our leading position in the neoantigen field by using data generated from our ongoing and future clinical trials, coupled with our machine learning expertise, to continue to refine RECON's neoantigen prediction algorithms.

        We have strategically chosen to utilize peptides for neoantigen targeting in our product candidates in order to directly replicate the body's natural immune processes. Peptides have demonstrated broad immunogenicity and safety, and we believe this choice reduces both complexity and risk within our platform. From inception, we have also been focused on the unique supply chain requirements of our personal neoantigen therapies. Accordingly, we have developed automated peptide manufacturing capabilities that we believe provide advantages in both turnaround times and manufacturing costs for our product candidates.

        Our company's efforts build on more than a decade of pioneering work conducted by our world-class founders across multiple leading global institutions including the Broad Institute of MIT and Harvard, the Dana-Farber Cancer Institute, the MD Anderson Cancer Center, the Netherlands Cancer Institute and Washington University in St. Louis. Our founders were central to the development of the fields of both immuno-oncology and neoantigens and have published a number of seminal papers outlining the importance of neoantigens as critical immune targets for treating cancer.

Our Approaches and Product Candidates

        We are leveraging our neoantigen platform and over a decade of insights from our founders to develop neoantigen-targeted therapies that use two distinct approaches, NEON  /  ONE and NEON  /  SELECT. These approaches focus on targeting a prioritized set of what we believe are the most therapeutically-relevant neoantigens. In NEON  /  ONE, these neoantigens are specific to each individual. In NEON  /  SELECT, these neoantigens are shared across subsets of patients or tumor types. We are applying these two approaches to develop neoantigen-targeting product candidates using multiple treatment modalities. The following summarizes the current status of our product development pipeline:

  Our NEON / ONE Approach

  NEO-PV-01, our personal neoantigen vaccine

        NEO-PV-01, our most advanced product candidate, is a personal neoantigen vaccine. The neoantigen-targeting peptides in NEO-PV-01 are intended to generate an immune response that trains each patient's immune system to target his or her individual tumor's particular neoantigens and kill the cancer cells. We have generated emerging proof of mechanism of NEO-PV-01 in NT-001, our ongoing Phase 1b open-label clinical trial evaluating a combination of NEO-PV-01 with nivolumab (marketed as Opdivo) in patients with metastatic melanoma, non-small cell lung cancer or bladder cancer. Beyond NT-001, we have initiated NT-002, a Phase 1b clinical trial evaluating a combination of NEO-PV-01 with pembrolizumab (marketed as Keytruda) and chemotherapy in patients with non-small cell lung cancer. We plan to initiate two additional exploratory clinical trials, referred to as NT-003 and NT-004, evaluating NEO-PV-01, with NT-003 planned to commence in the second half of 2018. Our exploratory clinical program is designed to enable us to efficiently determine the optimal patient populations, rational combinations and treatment protocols for use in late-stage clinical development of NEO-PV-01.

  NEO-PTC-01, our personal neoantigen T cell therapy

        NEO-PTC-01 is a personal neoantigen T cell therapy that consists of multiple T cell populations targeting what we predict to be the most therapeutically-relevant neoantigens from each patient's tumor. T cells are a type of white blood cell that play a central role in the immune system, including both detecting and killing cancer cells. NEO-PTC-01 uses T cells from each patient that we then specifically activate and expand to generate a therapy that specifically targets that patient's personal neoantigens. We believe that NEO-PTC-01 will allow us to drive a robust and persistent anti-tumor response, and could be applicable across a broad range of both hematological and solid tumors. NEO-PTC-01 is currently in preclinical development, and we plan to file a CTA in Europe in the first half of 2019 to evaluate NEO-PTC-01 in the solid tumor setting.

  Our NEON  /  SELECT Approach

        NEON  /  SELECT is our precision medicine approach to neoantigen-targeted therapies. We are seeking to discover, validate and develop therapies directed towards shared neoantigens, which are neoantigen targets that are shared across subsets of patients or tumor types. Our proprietary shared neoantigen targets have the potential to be used in multiple treatment modalities, including vaccines and T cell receptor, or TCR, based T cell therapies. Our first product candidate under our NEON / SELECT approach is NEO-SV-01, a vaccine targeting a prevalent mutation in a subset of ER+ breast cancer, which is currently in preclinical development with an IND filing expected in the first half of 2019. We believe NEO-SV-01 has the potential to be used across disease stages in combination with hormonal, chemotherapy or targeted therapies. Beyond that, we expect to complete the validation of several additional shared neoantigen targets in 2018.

Our Mission

        Our mission is to build a breakthrough oncology company creating neoantigen-based therapies that significantly improve the lives of patients.

Our Core Values

        At Neon, we believe that our achievements to date are a testament to the quality of our people, who will be critical to our ongoing success. We seek to hire, retain and cultivate exceptional people who embody our six core values:

• Patients:	Urgently develop life-changing medicines.
• People:	Listen, learn, teach.
• Science:	Creative, rigorous, uncompromising.
• Tenacity:	Persevere. Build Neon to last.
• Pioneer:	Leave the comfort zone. Create the future.
• Integrity:	Do right.

Our Strategy

        To fulfill our mission, we are developing neoantigen-targeted therapies that we believe have the potential to lead a paradigm shift in the treatment of cancer patients. Key elements of our strategy include:

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  Advance product candidates using multiple treatment modalities to enable therapies across a broad array of patient populations.  By developing product candidates that utilize a range of neoantigen therapeutic modalities, we believe we will be able to address a wide array of solid and hematological tumors, across the tumor mutational burden spectrum, at both early and late stages of disease.

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  Efficiently develop NEO-PV-01 through multiple exploratory clinical trials to enable a clear path to registration.  We are currently evaluating NEO-PV-01, our personal neoantigen vaccine, in multiple exploratory clinical trials. Our exploratory clinical program is designed to enable us to efficiently determine the optimal patient populations, rational combinations and treatment protocols for use in late-stage clinical development of NEO-PV-01. Our NT-001 trial is evaluating NEO-PV-01 in combination with nivolumab for the treatment of patients with metastatic melanoma, non-small cell lung cancer or bladder cancer, in collaboration with Bristol-Myers Squibb Company. NT-002 is evaluating NEO-PV-01 in combination with pembrolizumab and chemotherapy for the treatment of patients with non-small cell lung cancer, in collaboration with Merck and Co., Inc., or Merck. Our NT-003 trial will evaluate NEO-PV-01 and a PD-1 antagonist in combination with other agents such as Apexigen Inc.'s CD40 agonist or a CTLA-4 antagonist. In addition, we are also planning for our NT-004 trial to further explore earlier disease settings, building on the results reported in the July 2017 Nature paper.

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  Develop NEO-PTC-01 to leverage the potency of cell therapies to target neoantigens.  We are currently completing preclinical development of NEO-PTC-01, our personal neoantigen T cell therapy. We believe NEO-PTC-01 has the potential to unlock the potency of cell therapies in solid tumors. We plan to file a CTA in Europe in the first half of 2019 to evaluate NEO-PTC-01 in the solid tumor setting.

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  Develop NEON  /  SELECT therapies for patients who share specific neoantigens.  We have identified several prevalent neoantigen targets that are shared across subsets of patients or tumor types, and have the potential to be used in multiple treatment modalities, including vaccines and TCR-based T cell therapies. Our first NEON / SELECT product candidate, NEO-SV-01, is currently in preclinical development, and we plan to file an IND in the first half of 2019. NEO-SV-01 is a neoantigen vaccine for the treatment of a subset of ER+ breast cancer. Beyond that, we expect to complete the validation of several additional shared neoantigen targets in 2018.

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  Strengthen our leading position in the neoantigen field through ongoing investment in our platform technologies.  We intend to strengthen our leading position in the neoantigen field by using data generated from our platform and from our ongoing and future clinical trials, coupled with our machine learning expertise, to continue to refine RECON's neoantigen prediction algorithms. In addition, we have developed automated peptide manufacturing capabilities that we believe provide manufacturing cost advantages for our NEON  /  ONE product candidates. We expect to continue to make significant ongoing improvements to our manufacturing process as our product candidates move through clinical trials and towards commercialization. We also intend to continue to invest in our proprietary T cell biology capabilities, which are critical in helping us to both understand and harness patient immune responses to neoantigens.

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  Build a sustainable standalone biotechnology company.  We currently have full worldwide development and commercial rights to all of our product candidates. At the appropriate time or times, we may seek development or commercial partners in order to efficiently manage our capital resources, leverage external technical capabilities or maximize the potential commercial reach of our product candidates and programs. In particular, we may explore the development of our NEON  /  SELECT shared neoantigen targets using multiple treatment modalities by leveraging complementary technical capabilities of external partners.

Cancer, Immunotherapy and the Role of Neoantigens

Cancer and the Advent of Immunotherapy

        Cancer is a leading cause of death in the developed world. It is caused by genetic mutations that result in the uncontrolled division and proliferation of abnormally functioning cells. These mutations also lead to the expression of mutated proteins by these abnormal cells. In the context of cancer, the immune system is thought to perform three primary functions: detecting these mutated proteins as foreign, or non-self; targeting and killing the abnormal cells that express these mutated proteins; and developing immunological memory for prolonged or subsequent defenses. A primary driver in the development and progression of cancer is when abnormal cells evade detection and destruction by the immune system, allowing them to persist in their state of uncontrolled division and proliferation.

        In addition to surgery, cancer has historically been treated with radiation therapy, chemotherapy and hormone therapy, which use nonspecific mechanisms to attempt to remove or to kill cancer cells. However, these therapeutic approaches are associated with serious side effects because they kill healthy cells in addition to the abnormal cancer cells. In the late 1990s, an evolving knowledge of the genomic basis of cancer led to the creation of a new class of drugs known as targeted therapies. These therapies were designed to block the growth of cancer cells by inhibiting specific molecules or pathways that result from the genetic mutations in cancer cells. Although these targeted therapies offer a new level of precision relative to historic approaches, they frequently focus on a single genetic target and, as a result, cancer cells can develop resistance mechanisms to evade these therapies, limiting their efficacy.

        In parallel to the development of targeted therapies, there was increasing exploration of therapies that have the potential to harness the immune system to fight cancer. These early immunotherapies included early cancer vaccines, immune stimulants such as interferon-a and interleukin-2, and other cytokine drugs. While these early immunotherapies advanced the knowledge of the immune system's potential to treat cancer, they had significant limitations including lack of efficacy in the case of cancer vaccines and side effects in the case of the non-specific immune stimulants.

        More recently, immunotherapies have attempted to address cancer cells' mechanisms for evading detection and destruction by the immune system. In particular, the pioneering work of one of our founders, Dr. James Allison, has resulted in a new class of immunotherapy known as checkpoint inhibitors. By counteracting signals from cancer cells that suppress immune responses, checkpoint inhibitors allow the immune system to reengage and attack these cells.

        As shown in the figure below, checkpoint inhibitors have demonstrated particularly potent efficacy in cancers with higher mutational burden, which is characteristic of cancers such as melanoma. In these cancers, the higher mutational burden results in a significant number of mutated proteins that serve as potential targets for the immune system. However, even in these tumor types, the majority of patients do not respond to checkpoint inhibitors. In addition, there are many tumor types that have lower rates of mutation, referred to as having a lower mutational burden, where checkpoint inhibitor therapy does not yet play a significant role. We believe that neoantigen-targeted therapies may precisely direct and activate the immune system to improve patient outcomes across both checkpoint responsive and unresponsive disease.

Tumor Mutational Burden and Objective Response to Checkpoint inhibitors
(adapted from Yarchoan et al. NEJM 2017)

The Immune System and the Role of T Cells in Cancer

        T cells are a type of white blood cell that play a central role in the immune system. T cells are involved in both detecting and killing infected or abnormal cells, such as cancer cells, as well as coordinating immune responses. T cells can be classified into two major subsets, CD4+ T cells and CD8+ T cells, based on cell surface expression of CD4+ or CD8+ glycoprotein. Both CD4+ and CD8+ T cells have been shown to play critical roles in a patient's immune response to cancer.

        T cells recognize cancer cells using TCRs that interact with specific immune targets, or antigens, via a molecular structure on the surface of cells known as the major histocompatibility complex, or MHC. There are two classes of MHC molecule, Class I and Class II, that activate CD8+ and CD4+ T cells, respectively. Each person expresses a distinct combination of Class I and Class II MHC molecules, each called an allele. Each type of MHC molecule is molecularly distinct and binds only complementary antigens.

        Mutated genes in cancer cells lead to the production of mutated proteins, which are then processed by cellular machinery into protein fragments known as peptides. When these mutated peptides are presented to T cells by MHC, by either tumor cells or antigen presenting cells, they are known as neoantigens. Antigen presenting cells educate the immune system by presenting antigens to T cells. Tumor cells can also present antigens on the cell surface, providing targets for T cells. T cells recognize and kill neoantigen-presenting cancer cells and effect a positive feedback loop to heighten the immune response.

        The immune system avoids targeting the body's own healthy cells principally through processes known as central and peripheral tolerance, by which T cells learn not to respond to MHCs containing peptides from normal proteins and therefore avoid targeting normal cells for destruction. The TCR-peptide-MHC interaction is a vital immune mechanism that allows the body both to respond against foreign threats, including cancer, as well as to avoid targeting the body's own healthy cells. Understanding the interactions between TCRs, peptides and specific MHC alleles is critical to directing and activating an immune response to cancer. The graphic below shows how TCRs are necessary for T cells to be able to respond to immune targets.

T Cell Receptors Necessary for Response to Immune Targets

        T cells also feature cell surface receptors known as checkpoints that can stimulate or inhibit their binding to cancer cells. Cancer cells can interfere with the action of T cells through the expression of inhibitory molecules that bind to these checkpoints, known as checkpoint ligands, which can turn off a T cell's immune response. Consequently, these checkpoint receptors are the targets for many cancer immunotherapy drugs, such as the PD-1 and CTLA-4 checkpoint inhibitors. However, even if T cell function is restored through the administration of a checkpoint inhibitor, T cells still need a tumor-specific antigen target in order to recognize and ultimately kill cancer cells. In addition to T cells, there are numerous other immunosuppressive factors and cell types in the tumor microenvironment that can inhibit the effectiveness of anti-tumor immune response.

The Neoantigen Opportunity

        Neoantigens arise from genetic mutations within cancer cells and are uniquely presented on the surface of cancer cells. Neoantigen-targeted therapies seek to direct the immune system towards neoantigen targets through the enhancement of existing immune responses and the generation of new, or de novo, immune responses. By directing the immune system towards these targets, we believe that neoantigen-targeted therapies will offer a new level of patient and tumor specificity in the field of cancer immunotherapy that will drive a strong risk-benefit profile to dramatically improve patient outcomes.

        Neoantigen-targeted therapies are fundamentally different from prior attempts at providing the immune system with a target. These prior and largely unsuccessful efforts, principally therapeutic cancer vaccines, were designed to stimulate an immunogenic response to cancer cells through exposure of patients to tumor-associated antigens. Tumor-associated antigens were targeted because they are found at higher levels in tumors. However, unlike neoantigens, they are not specific to the tumor and are also found in normal cells. We believe the failure of tumor-associated antigen vaccines is primarily attributable to their targeting of self-antigens and the resultant dampening of immune responses against these tumor-associated antigens due to central and peripheral tolerance.

        Because neoantigens are specific to cancer cells, the clinical potential of neoantigen-targeted therapy in cancer treatment has been acknowledged for many years. However, technological limitations, including challenges with genomic sequencing and neoantigen selection, have impeded the development of these therapies. We believe that recent innovations, many of which were advanced by our founders, have opened the pathway to the development of clinically and commercially viable neoantigen-targeted therapies.

        We believe that neoantigen-targeted therapies will confer a number of significant potential benefits over historic immunotherapy approaches to cancer treatment, including:

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  Exclusive specificity to the tumor:  Neoantigens are derived from tumor-specific mutations and, as such, neoantigen-targeted therapies have the potential to generate immune responses that seek out and kill only cancer cells, leaving normal tissue intact and avoiding the systemic toxicities associated with traditional cancer therapies.

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  Broad immunogenicity:   Neoantigens are inherently non-self and, as a result, immune responses to tumor neoantigens should not be constrained by central or peripheral tolerance mechanisms, removing a key barrier to the generation of a potent anti-tumor immune response.

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  Broad applicability across cancer types:   Neoantigens can arise from mutations in genes encoding for any protein, including those found both within the cell and on the cell surface. Some existing approaches, such as chimeric antigen receptor T cell, or CAR-T, therapies are limited to targeting cell surface proteins, such as CD19, that are only found on a subset of tumors. In contrast, we believe neoantigen-targeted therapies have the potential to address a broad variety of solid and hematological malignancies.

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  Potential for durable clinical benefit:  The majority of tumors exhibit multiple neoantigens. By targeting these neoantigens simultaneously in a single treatment format, neoantigen-targeted therapies may offer the potential to overcome resistance mechanisms and achieve durable clinical benefit.

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  Responses in both higher and lower mutational burden tumors:  Despite significant efforts, the efficacy of checkpoint inhibitors has largely been limited to higher mutational burden tumors. Neoantigen-targeted therapies direct the immune system towards therapeutically-relevant targets that potentially induce, strengthen and broaden the immune response against cancer. Accordingly, we believe neoantigen-targeted therapies can be used in tumors with both higher and lower mutational burden.

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  Potential for use in earlier treatment settings:   We believe neoantigen-targeted therapies will seek out and kill only cancer cells, leaving normal tissue intact. As a result, neoantigen-targeted therapies may be an ideal approach in early lines of cancer treatment, where the balance of efficacy and safety is critical. As reported in Nature in July 2017, certain of our founders demonstrated the feasibility and clinical potential of neoantigen-targeted therapy in a small clinical trial in an adjuvant treatment setting.

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  Being a key component of rational cancer treatment combinations:  By providing a tumor-specific target for T cells, neoantigen-targeted therapies are expected to result in minimal systemic toxicities. This makes them potentially ideal for use in combination with a broad range of cancer treatment modalities, including checkpoint inhibitors, agonists and microenvironment modulators.

        Over the past five years, a series of articles published by our founders and other prominent scientists have shown neoantigen-specific T cells to be both critical and sufficient for anti-tumor immune responses.

In research published in Nature in 2012, our founder Robert Schreiber demonstrated in a mouse tumor model that cancer cells can express highly immunogenic mutated proteins that are strong targets for T cells. This finding was extended to the human setting in research published in the Journal of Clinical Oncology in November 2013 by our founder Ton Schumacher where, in a patient with stage IV melanoma who exhibited a clinical response to ipilimumab, a checkpoint inhibitor marketed as Yervoy, T cell reactivity was observed against two neoantigens, which increased strongly after treatment with ipilimumab. Additional data supporting the role of neoantigens as critical targets for the immune system was published by Alexandra Snyder in the New England Journal of Medicine in December 2014, which showed that melanoma patients with higher mutational burdens had greater benefit and longer overall survival in response to ipilimumab therapy than patients with lower mutational burdens. A similar result was demonstrated in research by Naiyer Rizvi published in Science in April 2015, where higher mutational burden was associated with more durable survival in non-small cell lung cancer patients treated with pembrolizumab.

        The potential for neoantigens as therapeutic targets was demonstrated in research by several groups that resulted in articles published in Nature in November 2014. This research was led by Robert Schreiber's group and studied a mouse tumor model in which whole exome sequencing was used to identify and select immunogenic neoantigens for a tumor-specific vaccine. Treatment with this peptide-based vaccine was able to induce a robust T cell immune response and led to tumor rejection. The same year, in research published in Science in May 2014, Steven Rosenberg's group demonstrated that a neoantigen-targeted therapy was sufficient to control late-stage cancer in the human setting. In this study of a patient with cholangiocarcinoma, a T cell therapy was developed based on a T cell clone specific to a single neoantigen, which was observed to result in a deep and durable clinical response.

        Progress in the neoantigen field recently culminated in two articles independently published in Nature in July 2017 that described Phase 1 clinical trials of neoantigen-targeting vaccines. One of these papers reported research led by our founder, Catherine Wu, in six patients with stage III/IV melanoma who were treated with a personal neoantigen-targeting vaccine following surgical tumor resection, which is known as the adjuvant treatment setting. The personal neoantigen vaccines were tailored for the individual profile of each patient's tumor, and were observed to result in robust neoantigen-specific immune responses that correlated with clinical benefit.

        This combined body of work supports neoantigens as immune targets, the importance of neoantigens for anti-tumor immune responses and the feasibility of directing the immune system towards neoantigens. More specifically, this work laid the foundation for our neoantigen platform and pipeline of product candidates.

Our Neoantigen Platform

        We have pioneered a proprietary neoantigen platform that we are using to develop neoantigen-targeted therapies. We believe that directing the immune system towards neoantigen targets is fundamental to driving effective cancer immunotherapies. Accordingly, our platform seeks to identify and harness the most therapeutically relevant neoantigens present within each patient's tumor.

        Our platform comprises three key elements that form an iterative feedback loop: our RECON Bioinformatics Engine, which is designed to predict the most therapeutically-relevant neoantigen targets; our deep capabilities in peptide chemistry and manufacturing; and our combined T cell biology and immune-monitoring expertise. We are using our platform to develop product candidates across several neoantigen-targeting therapeutic modalities, including both vaccines and T cell therapies, using two distinct approaches:

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  NEON  /  ONE is our personal medicine approach, which we are using to develop neoantigen-targeted therapies that are tailored for the individual profile of each patient's tumor.

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  NEON  /  SELECT is our precision medicine approach, which we are using to develop neoantigen therapies that seek to target prevalent neoantigens that are shared across subsets of patients or tumor types.

Overview of Our Neoantigen Platform, Treatment Approaches and Treatment Modalities

  Neoantigen Selection: Our RECON Bioinformatics Engine

        At the core of our neoantigen platform is our RECON Bioinformatics Engine, which is designed to predict the most therapeutically-relevant neoantigen targets associated with each patient's tumor. Effective prediction is critical because, although many mutations within a patient's tumor will lead to the production of a mutated protein, not all mutated proteins lead to suitable therapeutic neoantigen targets.

        RECON uses a number of inputs from each patient, including DNA sequences from samples of tumor and normal tissue, RNA sequences from tumor samples, and the patient's specific MHC allele profile. RECON processes data from these inputs using a proprietary combination of algorithms in order to produce a prioritized list of neoantigen-targeting peptides that we then manufacture for use in our product candidates. These algorithms seek to:

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  Identify the mutations present within a patient's tumor;

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  Predict which mutations will lead to neoantigens that will be presented by a patient's specific MHC allele profile; and

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  Select the most therapeutically-relevant neoantigen-targeting peptides for use in our therapies based on a set of additional biological and pharmacological factors.

        We believe we have built RECON as a leading neoantigen bioinformatics engine. Leveraging our machine learning expertise, we intend to strengthen our leadership position by using data generated from our platform in combination with data from our ongoing and future clinical trials, and other sources, to continue to refine RECON's neoantigen prediction algorithms in an iterative manner.

        The figure below provides an overview of RECON, including the inputs used, its main processing algorithms and the prioritized list of neoantigen-targeting peptides that is produced as an output.

 Overview of Neon's RECON Bioinformatics Engine

        Identification of Mutations:    We believe that achieving a combination of high sensitivity and specificity is critical in identifying genetic mutations upon which to base neoantigen predictions. We use a proprietary combination of mutation detection algorithms, known as a mutation calling ensemble, to identify candidate mutations present within a patient's tumor by comparing the patient's normal DNA and tumor DNA sequences. Using this proprietary approach, we have demonstrated a consistently lower rate of false positive errors compared to the use of a single mutation detection algorithm.

        Prediction of Neoantigen-MHC Presentation:    We use a novel approach to predict which mutations lead to neoantigens that will bind to and be presented by MHC on the surface of a patient's cancer cells. Conventionally, neoantigen prediction is conducted using publicly available algorithms that are trained using limited datasets derived from in vitro binding assays, which are limited by low throughput and do not incorporate insights into how peptides are processed. Later generations of algorithms used mass spectrometry techniques to isolate and sequence peptides from multiple MHC alleles. While these approaches have higher throughput than in vitro binding assays, the utility of this multi-allelic mass spectrometry approach is limited because these algorithms are unable to discern which peptides are presented by each MHC allele, and require use of a predictive algorithm to assign each peptide to an allele—a process that can result in a significant error rate. While these approaches have some utility, we believe, they lack adequate precision and depth.

 Overview of Data Sources for Neoantigen-MHC Presentation Prediction

        In contrast, as shown in the diagram above, we use a proprietary allele-specific approach that leverages our mono-allelic MHC proteomic datasets, which allows us to predict neoantigens that are presented by specific MHC alleles relevant for each patient. We generated our mono-allelic datasets using a novel mass spectrometry-based method for profiling MHC-bound peptides that are presented by a single Class I or Class II MHC allele. The foundation for our approach to generating mono-allelic Class I MHC ligand datasets was published in Immunity in February 2017. Using our datasets, we have developed unique MHC allele-specific algorithms that provide far greater predictive accuracy, and lower false discovery rates, than standard approaches. We can also use this methodology to systematically investigate Class I and II MHC alleles to enable broad coverage of alleles across geographic populations and ethnic groups. We have already achieved greater than 90% population coverage in the United States for Class I MHC alleles (HLA-A, B and C) with significant progress on Class II. We believe these enhancements will enable us to develop more effective neoantigen-targeted therapies.

        As shown in the diagram below, using mono-allelic datasets to learn both processing and binding rules has allowed us to improve prediction performance over and above the "status quo" in presentation prediction, which uses NetMHC, a publicly available algorithm that uses data from in vitro binding assays, and incorporates RNA expression data. For performance measurement, we use a positive predictive value (PPV) where peptides previously shown to be presented by mass spectrometry are bioinformatically distributed in decoy peptides at a 1:5000 ratio. We believe this metric is a reliable measure of performance, and is deliberately designed to find rare attractive immune targets among a much broader set of peptides, as occurs in nature as proteins are processed and presented on MHC alleles. Using this metric, our mono-allelic algorithms outperform the status quo by a factor of 2.6 times.

        Our next-generation algorithms using mono-allelic data for Class I MHC alleles have now been deployed in our NT-002 clinical trial. We continue to make significant progress in developing a Class II predictor.

 Performance of Mono-allelic Mass Spectrometry-based Algorithms vs. NetMHC
(adapted from Abelin et al, Immunity 2017)

        In addition, we use bioinformatics tools that incorporate other parameters that influence neoantigen presentation and binding. For example, we believe the use of RNA expression as a continuous variable improves our prediction accuracy. We have also developed a proprietary algorithm designed to predict how proteins are processed into peptides, and how this process influences which peptides can be presented by MHC. Our algorithms, in combination, have allowed us to more than double RECON's performance as compared to standard approaches.

        Selection of the Most Therapeutically-Relevant Neoantigens:    In our effort to select the most therapeutically-relevant neoantigens, we incorporate a number of additional filters and algorithms that account for several biological and pharmacological factors, as well as manufacturing considerations. These include prioritizing certain mutation types such as clonal mutations, and using algorithms to design peptides optimized for efficient processing by the immune system and manufacturability. We also have the ability to integrate immunogenicity data into our algorithms. These data include successful immune responses generated via in vitro assays in our laboratories, or from actual patients in our clinical trials.

  Neoantigen Production: Harnessing the Power of Peptide Chemistry

        Our platform uses peptides for neoantigen targeting to induce and expand immune responses in patients, either via in vivo or ex vivo approaches. The body's immune system has evolved to recognize peptides. We have strategically chosen to utilize peptides in order to directly replicate the body's natural immune processes, where peptides are presented on cells via MHC to prime an immune response. Our approach of using peptides may also provide a number of pharmacological benefits, including:

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  Broad immunogenicity:  As described in parallel publications in Nature in July 2017, peptide-based neoantigen vaccines have been observed to elicit broad immune responses with 70% of peptides successfully generating measurable T cell responses, similar to 60% of epitopes seen using RNA-based neoantigen vaccines. As detailed below, NEO-PV-01 has similarly been observed to generate, in the more challenging metastatic setting, broad immune responses to 60% of vaccinating peptides. In addition, the responses were of sufficient magnitude to be observed in ex vivo T cell assays (i.e., without stimulation) in every patient evaluated thus far.

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  Safety:  Peptide therapies are an established drug class with a proven safety record, with more than 60 peptide products approved by the FDA.

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  Drug distribution:  Peptides do not require delivery formulations that accumulate in vital organs, such as the liver, and are therefore generally not associated with organ specific toxicities.

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  Convenient and repeat dosing:  Synthetic peptides can be dosed by simple subcutaneous injection and can be repeatedly dosed without being neutralized by the immune system, which may enable retreatment.

        We have built significant expertise in peptide chemistry and its application in a personal manufacturing setting. In addition to their pharmacological benefits, peptides have predictable chemistry and can be rapidly synthesized using programmable instruments, allowing for straightforward and efficient automated manufacturing and manufacturing cost advantages. We have developed automated peptide manufacturing capabilities that we believe will provide rapid turnaround times, and today we can achieve a turnaround time from receipt of biopsy to GMP release of eight weeks with our current supply chain for NEO-PV-01. We plan to drive additional process improvements, which we expect will further compress our turnaround time.

  Neoantigen Immunogenicity: Inducing and Monitoring Neoantigen T Cell Responses

        Fundamental to our platform is our ability to elicit neoantigen-specific immune responses, both in vivo and ex vivo, and to evaluate these responses in patients. It is therefore vital for us to understand how T cell responses can be induced and expanded to target neoantigens and to monitor the immune system response in treated patients.

        We have developed a proprietary method for ex vivo T cell stimulation, which we call NEO-STIM, that allows us to generate de novo immune responses in the laboratory. We are utilizing this capability in several aspects of our neoantigen platform, including to:

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  Test the immunogenicity of neoantigens:  We induce and expand neoantigen-specific T cell responses, which allows us to confirm the immunological relevance of specific neoantigens.

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  Generate neoantigen-specific T cells for therapies:  We generate T cell populations that are specific to a patient's neoantigen targets, which can be used as a personal neoantigen T cell therapy to treat a patient's specific tumor.

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  Isolate neoantigen-specific T cell receptors:  We generate neoantigen-specific T cells and isolate TCRs specific to each neoantigen that have the potential to be used in developing multiple TCR-based T cell therapies.

        We have also developed extensive in-house immune-monitoring capabilities that allow us to interrogate the immune state of a patient before, during and after each therapeutic intervention. We evaluate multiple components of the immune system, including different types of immune cells and important classes of cytokines, in both the periphery and the tumor. To evaluate immune responses, we use a range of cutting-edge techniques, including rapid UV-exchange MHC multimers developed by one of our founders, Ton Schumacher, which allow us to analyze neoantigen-specific CD8+T cells, TCR sequencing to determine the distribution of neoantigen-specific T cells, single cell sequencing and multi-channel flow cytometry. We complement the use of these monitoring techniques with the use of other more common immune-monitoring techniques such as ELISpot assays and immunohistochemistry. Together, these techniques allow us to generate comprehensive immunological data from our clinical trials and to correlate them with our analysis of the tumor both before and after treatment. We expect to use these data to make ongoing improvements to RECON's neoantigen selection and prioritization algorithms, identify biomarkers that can help predict which patients will be responsive to therapy, further enhance clinical development strategies and inform generational improvements to our product candidate portfolio.

Our Approaches and Product Candidates

        We are leveraging our neoantigen platform and over a decade of insights from our founders to develop neoantigen-targeted therapies that use two distinct approaches, NEON  /  ONE and NEON  /  SELECT. These approaches focus on targeting a prioritized set of what we believe are the most therapeutically-relevant neoantigens. In NEON  /  ONE, these neoantigens are specific to each individual. In NEON  /  SELECT, these neoantigens are shared across subsets of patients or tumor types. We are applying these two approaches to develop neoantigen-targeting product candidates using multiple treatment modalities.

        The following summarizes the current status of our product development pipeline:

  NEON  /  ONE Approach

        NEON  /  ONE is our personal medicine approach to neoantigen-targeted therapy. Using NEON  /  ONE, we are developing therapies that are tailored to each patient's specific set of tumor neoantigens. We are currently developing NEON  /  ONE product candidates using two modalities, personal neoantigen vaccines and personal neoantigen T cell therapies. We believe our NEON  /  ONE approach will be effective across tumors that are both responsive and unresponsive to checkpoint inhibitor therapy.

        As shown in the graphic below, both of our NEON  /  ONE treatment modalities leverage our neoantigen platform, including RECON and our personal peptide manufacturing capabilities.

 NEON  /  ONE: Personal Medicine Approach

  NEON  /  ONE Personal Neoantigen Vaccine Program: NEO-PV-01

  Overview

        NEO-PV-01, our most advanced product candidate, is a personal neoantigen vaccine. NEO-PV-01 is currently in an ongoing Phase 1b open-label clinical trial for patients with metastatic melanoma, non-small cell lung cancer or bladder cancer.

        NEO-PV-01 is custom-designed and manufactured for each individual patient through a series of steps that include tumor biopsy, sequencing of biopsied tumor tissue and normal patient tissue, peptide selection via RECON and personal peptide manufacturing. We combine up to 20 of these individually selected peptides with a proprietary formulation to construct a unique vaccine for each patient. We administer the vaccine in conjunction with poly-IC:LC, an adjuvant that helps to augment the immune response to the neoantigen peptides. The neoantigen-targeting peptides in NEO-PV-01 are intended to generate an anti-tumor immune response that directs patients' T cells to target their individual tumor's particular neoantigens and kill the cancer cells.

  Product Development Rationale

        We are initially focusing the development of NEO-PV-01 in melanoma, non-small cell lung cancer and bladder cancer because these cancers typically have a higher mutational burden, which provide a greater diversity of neoantigens that we can use as therapeutic targets.

        Checkpoint inhibitors are approved for melanoma, non-small cell lung cancer and bladder cancer, among others, and have dramatically changed the therapeutic landscape with significantly improved response rates of up to 30 to 40% in melanoma, 20% in non-small cell lung cancer and 20% in bladder cancer, as described in the FDA-approved prescribing information for nivolumab (marketed as Opdivo), pembrolizumab (marketed as Keytruda) and atezolizumab (marketed as Tecentriq). However, despite these successes, the overwhelming majority of patients do not respond or do not have durable responses to checkpoint therapy. We believe neoantigen targets are critical for an anti-tumor immune response and are the primary driver of the efficacy of checkpoint inhibitor therapy. We also believe that a combination of NEO-PV-01 with checkpoint inhibitor therapy has the potential to deepen and broaden a patient's anti-tumor immune response, resulting in improved clinical benefit. Although we are initially focused on these three indications, we expect to conduct subsequent clinical trials in patients with other types of cancers.

        We plan to conduct a number of exploratory clinical trials that will evaluate NEO-PV-01 in combination with immunotherapies and other complementary therapies. We believe this approach will allow us to efficiently determine the optimal therapies for use in combination with NEO-PV-01 and to refine our perspectives on late-stage clinical development. We also intend to use data generated by these initial clinical trials to continue to refine our RECON neoantigen prediction algorithms.

        NEO-PV-01 was developed based on the foundational work of our founders at the Dana-Farber Cancer Institute and the Broad Institute of MIT and Harvard. This research supported neoantigens as immune targets, the importance of neoantigens for anti-tumor immune responses and the feasibility of directing the immune system towards neoantigens using a personal neoantigen vaccine.

  Phase 1 Clinical Trial of NeoVax in Adjuvant Melanoma

        NeoVax, a predecessor to NEO-PV-01, was administered in an investigator-initiated, open-label Phase 1 clinical trial to six patients who first underwent surgical resection of their tumors. This trial was conducted by the Dana-Farber Cancer Institute, or DFCI. In this trial, four patients had previously untreated stage IIIb or IIIc melanoma and two patients had previously untreated stage IV melanoma with secondary malignant growths, or metastasis, observed in their lungs. The patients were dosed with NeoVax according to a vaccination schedule that consisted of five priming doses over a four-week period and two subsequent booster doses at two-month intervals. The primary objective of this trial was to evaluate the safety of NeoVax, while the secondary endpoint was to evaluate the clinical efficacy of NeoVax in the adjuvant setting. The results of this trial were published in Nature in July 2017.

        While not powered to evaluate clinical efficacy of the vaccine, this trial provides encouraging evidence of the clinical benefit of a personal neoantigen vaccine and the potential for synergy with checkpoint inhibitor therapy. The key efficacy results from the trial are summarized below and presented in the following graphic:

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  At a median follow-up of 20 months after initiating vaccination, all four patients who entered the trial with stage IIIb or IIIc melanoma remained without disease recurrence. At the time this trial was conducted, recurrence rates for surgically resected stage III melanoma patients ranged from 40% to 50% within this time period.

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  The two patients who entered the trial with stage IV melanoma with lung metastasis showed disease recurrence during the 12-week vaccine regimen. Both patients subsequently underwent treatment with pembrolizumab and both had complete responses after four doses of pembrolizumab, suggesting that the immune system was primed by the vaccination prior to the administration of the checkpoint inhibitor. While these are only two observations in an open-label, investigator-initiated trial, we believe they are striking in the context of a reported 6% complete response rate in stage IV melanoma patients treated only with pembrolizumab.

Summary of Clinical Results from Patients 1 through 6 with Stage III or IV Melanoma
Following Resection (adapted from Ott et al., Nature 2017)

        Comprehensive immune monitoring was conducted on all patients to characterize the extent and nature of the vaccine-induced immune response before, during and after vaccination. In all patients, immune responses to the neoantigen-targeting peptides contained in NeoVax were undetectable prior to vaccination. Following vaccination, ex vivo neoantigen-specific immune responses were observed in all patients. In total, over 70% of the peptides used in the vaccines induced an immune response, with significantly more CD4+ T cell responses as compared to CD8+ T cell responses. Both CD4+ and CD8+ T cell responses were evident at the earliest sampling timepoint and were sustained over time. The following graph presents the observed changes in interferon gamma, or IFNg, a measure of immune response, in CD8+ T cells pre- and post-vaccination across several of the patients, demonstrating no detectable immune responses prior to vaccine therapy and significant responses observable after 16 weeks of vaccine.

T Cell Stimulation Against De Novo Targets Maximal Epitope Responses
(adapted from Ott et al., Nature 2017)

        To assess the durability of the vaccine-induced immune response, immune-monitoring was performed on patients 2 and 6, the two patients who entered the trial with stage IV melanoma and whose disease recurred. Both of these patients were observed to have CD4+ and CD8+ T cell responses following vaccination. Several of these responses were observed to increase up to one year after treatment with pembrolizumab, suggesting that a synergistically increased immune response arose from the combination of pembrolizumab and the neoantigen vaccination.

        In order for a vaccine to demonstrate clinical efficacy, we believe that the vaccine-induced T cell response must be both specific, meaning that the T cells will need to distinguish between a mutant peptide and its corresponding wild-type peptide, and functional, meaning that T cells produce cytokines that can kill the tumor cells. In all patients in this trial, both CD4+ and CD8+ T cells demonstrated specificity for the mutant peptide, and functionality with the expression of multiple cytokines such as IFNg, tumor necrosis factor, or TNF, and interleukin-2, or IL2, in response to stimulation with neoantigens.

        We also believe that clinical efficacy will require that vaccine-induced T cells directly recognize a tumor. To measure this recognition, T cells collected after vaccine therapy, but prior to pembrolizumab therapy, were co-incubated with tumor samples from the same patient. In assays conducted in patients 2 and 6, these T cells secreted the cytokine IFNg in response to the tumor, but not in response to a different patient's melanoma sample or a negative control. This suggests that vaccine-induced T cells were able to directly recognize tumor samples from the same patient.

        All six patients in this trial who commenced vaccine treatment completed the full series of five priming and two booster doses of vaccine. In all patients, the vaccine was well tolerated, with only mild or moderate, referred to as Grade 1 or Grade 2, adverse events observed consisting of mild flu-like symptoms, injection site reactions, rash and fatigue.

        We believe the key conclusions that may be drawn from the NeoVax trial are as follows:

  •
  The administration of a personal synthetic peptide vaccine including up to 20 neoantigen-targeting peptides could induce new neoantigen-specific T cell responses.

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  No patients were found to have pre-existing immune responses to the selected neoantigens before vaccine therapy.

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  Following vaccine treatment, 60% of the peptides used in the vaccines induced CD4+ T cell responses and 16% of the peptides used in the vaccines induced CD8+ T cell responses. In total, over 70% of the peptides used in the vaccines induced either a CD4+ or CD8+ T cell response.

  •
  Of the six patients, the four with stage IIIb/c melanoma had no recurrence at a median of 20 months after initiating vaccination as compared to 40% to 50% recurrence rates within this time period for surgically resected stage III melanoma patients, at the time the trial was conducted. The two patients with surgically resected stage IV disease showed recurrence during the 12-week vaccine regimen and were subsequently treated with pembrolizumab. Each of these patients had a complete response after four doses of pembrolizumab as compared to a reported 6% complete response rate in stage IV melanoma patients treated only with pembrolizumab.

  From NeoVax to NEO-PV-01

        The results of the Phase 1 clinical trial of NeoVax demonstrated the importance of neoantigens for anti-tumor immune responses and the feasibility of directing the immune system towards neoantigens using a personal neoantigen vaccine. This work provided a foundation for further evaluation of a personal neoantigen vaccine approach in more advanced cancer settings and in combination with checkpoint inhibitor therapy. NEO-PV-01 is the result of refinements to multiple elements of NeoVax from the initial whole exome sequencing of the tumor to custom peptide manufacturing. Importantly, we design NEO-PV-01 for each individual patient using RECON for neoantigen selection, building upon the publicly available algorithms used to select the neoantigen-targeting peptides used in NeoVax. In addition, we have built an industrialized manufacturing process and supply chain that is more customizable and scalable than the process used to make NeoVax.

  NT-001: Phase 1b Clinical Trial of NEO-PV-01 in the Metastatic Setting

        We are currently evaluating NEO-PV-01 in NT-001, an exploratory, single-arm, Phase 1b open-label clinical trial designed to study the feasibility, safety and immunogenicity of NEO-PV-01 dosed in combination with nivolumab (marketed as Opdivo), an anti-PD-1 checkpoint therapy, in patients with advanced or metastatic disease, a patient population where neoantigen-specific immune responses have been limited to date. While the results from the NeoVax clinical trial suggested the ability of a neoantigen vaccine to generate a robust immune response in the adjuvant setting, our NT-001 clinical trial is designed to evaluate the immunogenicity of NEO-PV-01 in metastatic disease settings, where patient outcomes are generally less favorable. Our NT-001 clinical trial is enrolling patients with advanced or metastatic melanoma, smoking-associated non-small cell lung cancer or bladder cancer who have received no more than one prior systemic treatment for metastatic disease. We have selected these indications because they generally have high mutational burden and provide an opportunity to further explore synergies with checkpoint therapy.

        We filed an IND with the FDA for NEO-PV-01 in June 2016 and subsequently initiated our NT-001 Phase 1b clinical trial in November 2016, in collaboration with Bristol-Myers Squibb Company, with a target of 45 vaccinated patients at ten clinical trial sites across the United States. The objective of this study is to evaluate the safety and immunogenicity of NEO-PV-01 in the metastatic setting. The primary endpoint of this trial is to evaluate the safety of administering NEO-PV-01 in combination with nivolumab, the secondary endpoint is to evaluate the clinical efficacy of the combination over two years of follow-up, and the exploratory endpoint is to characterize the immune response and to correlate this immune response with clinical endpoints.

        In our NT-001 clinical trial, patients undergo an initial tumor biopsy and then begin 12 weeks of treatment with nivolumab. Patients then receive subcutaneous vaccination with NEO-PV-01 with a target of commencing treatment during week 12, with the dosing schedule including a three-week priming phase followed by two subsequent monthly boosters. Treatment with nivolumab continues throughout the trial. In addition, throughout the trial, patients are studied extensively for both peripheral and intratumor immune responses, while also being followed radiographically. The following graphic illustrates the design of NT-001:

NT-001: Personal Vaccine in Late-Stage Disease in Combination with Nivolumab

        Note: Opdivo is the brand name for nivolumab. Nivolumab is often shortened to nivo.

  NT-001 Data as of March 1, 2018

        As shown in the following graphic, as of March 1, 2018, NEO-PV-01 dosing has been initiated in 31 patients, with 19 patients having completed the full vaccination course, 10 patients remaining in the course of vaccination and two patients through the 52-week clinical endpoint.

NT-001 Enrollment Status as of March 1, 2018

        These data from the NT-001 trial are the first report of a personal neoantigen vaccine being combined with anti-PD-1 therapy in the advanced metastatic setting. While this trial and analysis of trial data remain ongoing, the preliminary results from this trial demonstrated that the combination therapy was well-tolerated and was able to direct the immune system against neoantigens in advanced metastatic disease. In immune analyses performed on nine patients, including patients from all three tumor types, we observed that NEO-PV-01 induced neoantigen-specific immune responses. Further, we observed evidence of immune pressure on the tumor in the form of both epitope spreading and decreased tumor cellularity in biopsies obtained following treatment. We will continue to evaluate clinical endpoints as the study matures. As of March 1, 2018, 11 of 13 melanoma patients, one of three non-small cell lung cancer patients and one of three bladder cancer patients who had received the NEO-PV-01 vaccine as part of the NT-001 trial remain on nivolumab. We believe these observations provide emerging proof of mechanism for NEO-PV-01.

  Safety

        In the 31 patients who have received at least one vaccine dose, we have not observed any vaccine-related serious adverse events, or SAEs. We did observe grade 1-2 adverse events, or AEs, which were transient and self-limited. Common AEs include injection site reactions (35), fatigue (17) and influenza-like illness (11). The following table shows the treatment-related AEs as of March 1, 2018:

Treatment-related Adverse Events: 31 Patients as of March 1, 2018

        In addition, between March 1, 2018 and April 18, 2018, we have not observed any vaccine-related SAEs, and therefore continue to have no vaccine related SAEs in this study as of that date.

  Immune Responses

        We have also performed immune analyses in multiple patients across all three tumor types. Through these analyses, we observed that NEO-PV-01 vaccination induced de novo immune responses to approximately 60% of immunizing peptides. These neoantigen-specific immune responses were observed following vaccination and were rarely present following nivolumab monotherapy. Consistent with observations from the NeoVax trial, 75% of vaccine-induced T cells responses were CD4+ and 25% were CD8+.

        Specificity of the vaccine-induced immune response was evaluated by testing reactivity of neoantigen-specific immune cells against both mutant and wild-type peptides. Eighty-seven percent of positive responses tested were specific to the mutant epitope and did not recognize or react to the corresponding wild-type epitope.

        The figure below and to the left shows immune responses against vaccine peptides observed in patients pre-treatment, following 12 weeks of nivolumab monotherapy, and after treatment with NEO-PV-01 and nivolumab. These data demonstrated that neoantigen immune responses were generated consistently after vaccination with NEO-PV-01, but were rarely seen following nivolumab monotherapy or pre-treatment. The figure below and to the right is an example of the specificity of the immune responses observed after a patient received NEO-PV-01, where increasing concentrations of wild-type or mutant peptide are applied to T cells in an enzyme-linked immunoSpot (ELISpot) assay. T cells that react to peptides produce IFNg and form spots (spot-forming cells, or SFCs), here shown as the number of SFCs per million of peripheral blood mononuclear cells (PBMCs). The separation of lines in this graphic indicates that T cells react preferentially to mutant peptide over wild-type peptide.

Vaccine-induced T Cell Immune Responses

        The table below shows key immune metrics across neoantigen vaccine trials. Both Ott et al, in which NeoVax was administered, and Sahin et al were published in Nature in July 2017, and studied therapies with peptide and RNA vaccine modalities, respectively, in the adjuvant melanoma setting. In contrast, our NT-001 clinical trial is in the metastatic melanoma, non-small cell lung cancer and bladder cancer settings, where stimulating an immune response is generally believed to be more challenging. Despite this, we are observing similar immune responses generating CD8+ and CD4+ T cells compared to both trials in the adjuvant setting, regardless of vaccine modality. In addition, every patient assessed so far has displayed immune responses measurable in direct ex vivo ELISpot assays.

Neoantigen Immunogenicity in Adjuvant & Metastatic Settings

        The charts below show data from four patients where the top immune responses observed at Week 20 were assessed for durability of immune response through to Week 52. Blood samples were collected while on nivolumab monotherapy (weeks 0-12), during dosing of NEO-PV-01 plus nivolumab (weeks 12-24), and then continuing on nivolumab monotherapy post-vaccination (following week 24). We observed immune responses, as measured by ELISpot, that were durable through to Week 52 in three out of four patients assessed so far. This suggests that NEO-PV-01 dose and schedule can lead to durable immune responses up to 6 months post-vaccination.

Durability of Immune Responses to Vaccinating Peptides

  Evidence of Immune Pressure on Tumors

        In the context of vaccines, epitope spreading is the broadening of an immune response to new antigens that are not components of the vaccine. As illustrated in the figure below, T cells can destroy tumors, which results in the release of neoantigens. These neoantigens can be taken up by dendritic cells, which then interface with T cells, educating them to recognize and kill cancer cells bearing these neoantigen targets. This has the potential to trigger a catalytic cycle, where further tumor destruction results in further neoantigen release, thereby educating T cells against a new set of neoantigens.

The Epitope Spread Mechanism: Catalytic Cycle

        To date, we have evaluated eight patients for the presence of epitope spreading. In five of these eight patients, we observed vaccine-induced immune responses that spread to additional neoantigen targets not included in the vaccine, suggesting vaccine-induced immune pressure on the tumor. Of note, we did not observe epitope spreading responses to these neoantigens following nivolumab monotherapy.

        The two figures below show epitope spread observed in one patient in the clinical trial, referred to as Patient M1. Patient M1 is a 56 year-old female with metastatic melanoma who received NEO-PV-01 in combination with nivolumab in the NT-001 clinical trial as first-line therapy for her metastatic disease. Following an initial diagnosis of melanoma in 2006, she was evaluated for abdominal pain in 2016 and found to have a right hepatic lobe lesion confirmed to be malignant melanoma. She was enrolled in NT-001 several months later. We observed epitope spread responses to neoantigen peptides that were not included in NEO-PV-01 (i.e., non-vaccinating peptides), which we believe were generated through T cell destruction of tumor cells. Shown in the figure at the lower left is a direct ex vivo ELISpot assay, without stimulation, where groups of mutant genes were used to test for T cell reactivity as evidenced by IFNg secretion. Of four groups of mutant genes tested, two groups proved to be reactive to this ex vivo assay. No responses were observed before treatment, nor after 12 weeks of nivolumab therapy. We did, however, observe reactivity following 12 weeks of NEO-PV-01 and nivolumab therapy. The figure at the lower right shows T cell responses against individual neoantigen peptides, two of which were potent enough to be observed in ex vivo assays, and an additional three responses were observable following five-day stimulation. Thus in total, responses to five epitope spread peptides were detected out of a total of 15 used in the original ex vivo assay.

        We have now observed this phenomenon of epitope spread in five of eight patients tested. Four out of these five patients where epitope spread was observed remain on nivolumab. Of note, the timing of epitope spread has been consistently observable only after NEO-PV-01 vaccination, as we have not observed epitope spread in patients either pre-treatment or following 12 weeks of nivolumab monotherapy.

Example of Epitope Spreading Post-Vaccination

        We observed further evidence of immune pressure on the tumor as evidenced by tumor cellularity changes in sequential tumor biopsies. In 12 patients evaluated to date, we analyzed serial biopsies for histologic changes in tumor cellularity, looking at biopsies performed at baseline (pre-treatment), following treatment with nivolumab and following treatment with NEO-PV-01 in combination with nivolumab. In seven of 11 evaluable patients, there was no histologic evidence of tumor observed in tumor tissue following treatment with NEO-PV-01 in combination with nivolumab, and in the 12th patient, the tumor was inaccessible for biopsy.

        The table below and at left shows the percent of tumor observable via standard hematoxylin and eosin, or H&E, staining of biopsy cores, as determined by histology. The figure below and at right presents examples from a patient using H&E and S100 staining of cells. S100 is a protein found in melanocytes, and dark staining indicates the presence of melanoma cells. Moving from pre-treatment to nivolumab monotherapy and then to NEO-PV-01 in combination with nivolumab, the H&E stains show progressive darkening as melanoma tumor cells die and their melanin gets taken up by surrounding cells such as macrophages. The S100 stain, a specific marker for melanoma cells, shows progressively decreased staining as the number of melanoma tumor cells become increasingly scarce over the course of therapy.

 Histologic Changes in Post-Vaccine Biopsies Suggest Immune Pressure on Tumors

  Clinical Status

        The figure below summarizes the clinical status of all 19 patients who had completed dosing of NEO-PV-01 as of March 1, 2018. The line of therapy is noted in the column on the left, with nine of these 19 patients being second line or later. Many of these patients were enrolled with visceral disease, metastatic disease that has spread to one or more internal organ, as is typical for a Phase 1 clinical trial. Thirteen of the 19 patients remained on nivolumab monotherapy, including, as the largest cohort, 11 of the 13 enrolled melanoma patients. As of March 1, 2018, three patients (all of whom had melanoma) had achieved stable disease, or SD, and 10 patients (eight of whom had melanoma, one of whom had non-small cell lung cancer and one of whom had bladder cancer) had achieved a partial response, or PR, each as measured in accordance with RECIST 1.1 criteria. The patient with bladder cancer subsequently showed progressive disease, or PD. One non-small cell lung cancer patient completed the study at 52 weeks and continued therapy on nivolumab without progression as of February 13, 2018. Responses following vaccination were observed in two melanoma patients and one non-small cell lung cancer patient. Given that NT-001 is a single-arm, Phase 1b trial, limited conclusions can be made regarding the attribution of treatment effect to NEO-PV-01 alone. We expect to continue enrollment so that approximately 45 patients will complete NEO-PV-01 therapy, approximately half of whom we anticipate to be melanoma patients.

 NT-001 Time on Therapy

  Case Study: Patient M1 (metastatic melanoma)

        The following case study details Patient M1, the first melanoma patient enrolled in the NT-001 study and highlights immune monitoring data related to both peripheral blood and tumor.

        Patient M1's initial tumor biopsy tumor was notable for 65% tumor cellularity and, after analysis by RECON, was found to contain over 2,200 non-synonymous mutations. Following 12 weeks of nivolumab monotherapy, her tumor remained stable with a 12.2% reduction in target lesion size. She received the full prime-boost vaccine course and provided both peripheral blood and tumor samples for immune analysis. The figure below illustrates that at the first post-vaccine scan, her clinical response remained as stable disease with an observed 14.3% reduction in target lesion size.

 Patient M1: Change in Size of Target Lesions

        During immune monitoring, we analyzed this patient's peripheral blood for vaccine-induced immune response. As shown in the chart below and on the left, the patient demonstrated induction of de novo, neoantigen-specific immune responses that were not observed at baseline or following nivolumab monotherapy. We were also able to observe several more immune responses following ex vivo stimulation. The chart at lower right shows the tetramer analyses we performed on peripheral blood samples, which demonstrated a vaccine-induced ex vivo neoantigen-specific CD8+ T cell response. We observed this induction to be specific to the vaccine and not a result of a non-specific immune activation, as shown by the patient's cytomegalovirus-specific T cells not changing over the course of treatment. These results support the role of the vaccine as critical for directing the immune response against neoantigens.

        As shown in the figure below at right, the ex vivo response (i.e., without stimulation) displayed 0.17% of all circulating CD8+ cells specific for a single neoantigen used in the vaccine. In addition, this patient displayed CD8+ responses against an additional two vaccinating peptides. Furthermore, Patient M1 also exhibited epitope spreading. These CD8+ responses compare to antiviral responses against Epstein-Barr virus, or EBV, of 0.03% and cytomegalovirus, or CMV, response of 0.67% of T cells observed in this patient.

 Patient M1: Vaccine-induced Immune Responses

        We analyzed vaccine-induced T cells ex vivo for their specific phenotype and function. As shown in the chart below and on the left, neoantigen-specific CD8+ T cells collected from Patient M1 following vaccination were primarily of effector memory and central memory phenotypes. The chart below and on the right shows that these cells exhibited specific cytolytic function as determined by induction of the cytolytic marker CD107a and IFNg in response to co-culture with peptide-loaded targets.

Patient M1: Neoantigen-specific CD8+ T Cells

        Biopsies from Patient M1's tumor were examined for evidence of T cell invasion. As shown in the chart below, in tumor biopsy sample taken following administration of both NEO-PV-01 and nivolumab we observed greater density of CD8+ and CD4+ T cells as compared to a sample collected following nivolumab monotherapy. Of note, memory T cells, which are cells that have been previously exposed to an antigen and can respond to their corresponding antigen, also increased in both the CD8+ and CD4+ compartments.

Patient M1: T Cell Invasion in Melanoma Tumor

  Summary of Key Findings from NT-001 as of March 1, 2018

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  First Data Presented:  We are the first to report data from a Phase 1b trial of a personal neoantigen vaccine across three tumor types in the advanced metastatic setting.

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  Safety:  In 31 patients dosed, there have been no vaccine-related SAEs observed through March 1, 2018. Common and expected observed AEs through March 1, 2018 included injection site reactions (35), fatigue (17), and influenza-like illness (11).

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  Immune Responses:  In all three tumor types, administration of NEO-PV-01 was associated with de novo immune responses to approximately 60% of immunizing peptides. Eighty-seven percent (87%) of immunizing peptides tested were associated with T cell responses specific to the mutant epitope.

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  Evidence of Immune Pressure on Tumors:  As of March 1, 2018, initial immune analysis is ongoing for 12 patients, eight of whom were evaluated for epitope spread and 12 of whom were biopsied. In five of eight patients evaluated through March 1, 2018, epitope spread was observed to other tumor-specific epitopes not contained in the vaccine, suggesting vaccine-induced immune pressure on the tumor leads to a broadening of the immune response to other relevant epitopes. Four of five patients in whom we observed epitope spread remain on nivolumab. In addition, in seven of the 11 patients where all biopsies were available, no histologic evidence of tumor was observed in post-vaccine biopsies.

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  Clinical Status:  As of March 1, 2018, 13 of 19 patients who completed vaccination remained on nivolumab monotherapy. Three responses, two in melanoma and one in non-small cell lung cancer, were observed following vaccination.

  •
  Proof of Mechanism:  We believe these findings provide emerging proof of mechanism of NEO-PV-01.

Further Development Plans for NEO-PV-01

        The objective of our clinical development plan is to explore NEO-PV-01 in multiple exploratory clinical trials to enable a clear path to registration. Based on our learnings from both the NeoVax and NT-001 trials, we have designed a series of additional trials to determine the optimal patient populations, rational combinations and treatment protocols for NEO-PV-01.

NEO-PV-01: Clinical Development Strategy

  NT-002: Phase 1b Clinical Trial of NEO-PV-01 in Metastatic Non-Small Cell Lung Cancer

        We initiated NT-002 in the second quarter of 2018, in collaboration with Merck. This is a Phase 1b study that will initially involve 15 patients with a possibility for expansion. In this trial, we are evaluating a combination of NEO-PV-01 with pembrolizumab (marketed as Keytruda) and chemotherapy in patients with untreated advanced or metastatic non-small cell lung cancer. The objective of this trial is to evaluate the safety, tolerability and preliminary efficacy of NEO-PV-01 in the metastatic setting. The primary endpoint of this trial is the safety of administering NEO-PV-01 in combination with pembrolizumab and chemotherapy, the secondary endpoint is the clinical efficacy of the combination over two years of follow up and the exploratory endpoint is to characterize the immune response and to correlate this immune response with clinical endpoints. This trial will also assess neoantigen-specific immune responses in peripheral blood and tumor tissue, and other markers of immune response. In our NT-002 clinical trial, patients undergo an initial tumor biopsy and then begin 12 weeks of treatment with pembrolizumab and chemotherapy. Patients then receive subcutaneous vaccination with NEO-PV-01 beginning during week 12. Treatment with pembrolizumab continues throughout the trial. The regimen of pembrolizumab and chemotherapy was the subject of a plenary session at the American Association for Cancer Research (AACR) in 2018 and has demonstrated improved overall survival in patients with frontline lung cancer versus chemotherapy alone. We believe the addition of chemotherapy to our combination regimen has both logistical and biological advantages in metastatic lung cancer. The combination of chemotherapy with anti-PD-1 therapy presents the opportunity to allow more patients to be dosed with a personal vaccine prior to disease progression. In addition, there is evidence that chemotherapy may have a favorable effect on the tumor microenvironment. We believe that this can occur through a number of mechanisms, including reduction of suppressive cell types such as myeloid-derived suppressor cells.

  NT-003: Phase 1b Clinical Trial of NEO-PV-01 in Metastatic Melanoma Combinations

        We plan to initiate NT-003 in the second half of 2018. This Phase 1b trial will evaluate NEO-PV-01 and a PD-1 antagonist in combination with other agents such as Apexigen's CD40 agonist or a CTLA-4 antagonist, with the potential to evalute an optimal dosing schedule. Small comparator arms, which will include nivolumab treatment without NEO-PV-01, will provide controls for evaluating the impact on both peripheral and intra-tumoral immune responses. We believe additional agents may increase the power of the neoantigen immune response induced by NEO-PV-01. CD40 agonists have been shown to enhance antigen presentation, resulting in improved magnitude and quality of T cell responses. Both preclinical and clinical work of one of our founders, Jim Allison, has demonstrated that CTLA-4 antagonism enhances the priming of de novo immune responses and increases T cell infiltration into the tumor, while also impairing T regulatory cells. We believe that these provide rational combinations to further enhance the NEO-PV-01-induced neoantigen immune response and drive further clinical benefit.

  NT-004: Clinical Trial in an Earlier Disease Setting

        NT-004 will explore NEO-PV-01 in an earlier disease setting, building on the encouraging results from the NeoVax trial in treatment of high-risk adjuvant melanoma.

        Our existing IND for NEO-PV-01 covers both our NT-003 and NT-004 planned clinical trials.

NEON  /  ONE Personal Neoantigen T Cell Therapy Program: NEO-PTC-01

  Overview

        NEO-PTC-01, is a personal neoantigen T cell therapy consisting of multiple T cell populations targeting what we believe to be the most therapeutically-relevant neoantigens from each patient's tumor. NEO-PTC-01 is currently in preclinical development, and we plan to file a CTA in Europe in the first half of 2019 to evaluate NEO-PTC-01 in the solid tumor setting.

        NEO-PTC-01 leverages our neoantigen platform, including RECON and our personal peptide manufacturing capabilities, to individually select and manufacture a set of neoantigen-targeting peptides for each patient. We then leverage these custom-manufactured peptides in our proprietary ex vivo co-culture process, NEO-STIM, to activate and expand autologous neoantigen-specific T cells specific for each patient's personal set of neoantigens. We believe that this approach will allow us to specifically target each patient's individual tumor with T cells that can drive a robust and persistent anti-tumor response. The graphic below outlines the process that we will employ for NEO-PTC-01.

NEO-PTC-01 Process

  Product Development Rationale

        We believe that NEO-PTC-01 has the potential to unlock the potency of cell-based therapies in solid tumors. This stands in contrast to approved T cell therapies, which have been limited to hematological cancers to date.

        Adoptive T cell therapies, particularly chimeric antigen receptor T cells, or CAR-Ts, have demonstrated potent efficacy in the treatment of certain hematological cancers. These therapies use genetically-engineered constructs inserted into the cells that allow the cells to recognize and kill cancer cells expressing certain cell surface targets, such as the B-lymphocyte antigens CD19 and BCMA. However, CAR-T approaches are currently restricted to these particular targets, which are expressed on the surface of cancer cells and where, most importantly, elimination of all of these surface-expressing cells does not create unmanageable toxicity.

        Steven Rosenberg and his colleagues at the National Cancer Institute have demonstrated the potential of neoantigen-specific T cell therapies in the case studies of two patients enrolled in an ongoing Phase 2 clinical trial that characterized tumor infiltrating lymphocytes. A case study published in Science in May 2014 discusses the results of treatment of one female patient with metastatic cholangiocarcinoma with expanded autologous tumor T cells specific towards a mutation in the gene Erbb2IP. In this case, a cell therapy was prepared containing a 95% pure population of CD4+ T cells targeting this specific Erbb2IP mutation. Treatment with this therapy was associated with tumor regression two months later, with a maximum tumor size reduction of 30% observed at seven months post-treatment and disease stabilization for 13 months. A case study published in The New England Journal of Medicine in December 2016 discusses the results of treatment of one female patient with colorectal cancer with CD8+ T cells targeting the G12D point mutation in the KRAS oncogene. Treatment with this T cell population was associated with tumor regression 40 days later and disease control for nine months. In the case of this patient, the T cell therapy had no adverse effects and the patient was discharged from the hospital two weeks following therapy.

        We believe that NEO-PTC-01's T cell therapy approach has several key advantages that overcome the challenges of other cell therapy approaches, including:

  •
  T cell induction and amplification outside of the body:  Using NEO-STIM, we can directly replicate the body's natural immune processes to activate and expand neoantigen-targeting T cells ex vivo. We believe that by performing these processes outside the body, we can avoid potential immunosuppression or inhibitory mechanisms in patients, and optimize the phenotype and functionality of the neoantigen-targeting T cells.

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  Generating multiple memory and de novo neoantigen responses:  We aim to both expand existing T cell memory responses, and activate de novo T cell responses that have not previously been observed in the patient. By expanding memory responses, we aim to increase the magnitude of pre-existing immune responses against neoantigens. By activating de novo responses, we believe we can educate the immune system to recognize a broader set of neoantigen targets, thereby strengthening the immune response.

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  Broad utility across tumor types, including solid tumors:  Neoantigens are present across both solid and hematological tumor types. As a result, we believe that neoantigen targets will provide the tumor specificity required to develop safe, effective and durable T cell therapies for the treatment of solid tumors.

  •
  Potential impact in tumors with lower mutational burden:  In tumors with lower mutational burden where checkpoint inhibitors are less likely to be efficacious, we believe it may be possible to treat these patients through expanded populations of functional T cells specific for the most therapeutically-relevant neoantigens.

  Preclinical Development

        We are completing preclinical optimization of NEO-PTC-01, focused on refining our NEO-STIM induction protocol to optimize the phenotype and functionality of the neoantigen-specific T cell populations that we generate. We are developing NEO-PTC-01 in collaboration with the Netherlands Cancer Institute, which is an academic research and treatment center with leading expertise in T cell biology and treatments.

        We have observed several advances that we believe are fundamental to optimizing NEO-PTC-01, including broad induction of multiple T cell populations with a highly functional phenotype. Specifically, we have consistently observed both CD8+ and CD4+ responses specific for neoantigens following generation of NEO-PTC-01, including both the expansion of pre-existing memory responses, and importantly, the induction of de novo T cell responses. The figure below shows a de novo induction of T cell responses, where 1.91% of T cells, in a healthy donor, were observed to be induced to react to a specific neoantigen where that type of reactive T cells were previously undetectable. We believe this will enable us to generate multiple, patient-specific T cell populations for each patient. In addition, the T cell populations we generated were highly specific for their neoantigen targets, demonstrated a functional and cytotoxic phenotype, and were predominantly of the central memory or effector memory phenotype. We believe this may translate into both efficacy and persistence of our NEO-PTC-01 T cells.

 Induction of CD8+ Naïve T Cell Responses Against Neoantigens

        Importantly, the de novo induced T cells exhibited strong specificity for mutant peptide over wild-type, as shown by the separation of the IFNg activation curves in the figure below.

T Cell Specificity: Peptide Titration Assay

        In addition, T cells induced by our NEO-STIM process exhibited cytotoxic functionality, as shown in the figure below by both the induction of CD107, a marker for the ability of T cells to kill tumor, and induction of caspase, a marker of cell killing, on the target cells.

 Cytotoxic Functionality of CD8+ Naïve T Cell Responses Against Neoantigens

        While most of our optimization to date has been performed in healthy donor material, we have also demonstrated the reproducibility of generating NEO-PTC-01 from material derived from cancer patients, including inducing de novo CD8+ responses. We are currently conducting additional work in patient samples to complete the preclinical optimization of NEO-PTC-01.

  Clinical Development Plan

        We are focusing the initial clinical development of NEO-PTC-01 in solid tumors where we believe we can generate de novo neoantigen T cell populations ex vivo for these less immunogenic tumor types. We plan to file a CTA in Europe in the first half of 2019, to evaluate NEO-PTC-01 in the solid tumor setting. The primary objectives of this trial will be to evaluate the safety and feasibility of administering NEO-PTC-01 to patients. Additional objectives will be to evaluate immunogenicity and clinical efficacy.

        Based on the data from this first exploratory trial, we will decide how to best proceed with further clinical development of NEO-PTC-01, including expanding to other tumor types and potential development in the United States.

NEON  /  SELECT Approach

  Overview

        NEON / SELECT is our precision medicine approach to neoantigen-targeted therapy. While most neoantigen targets are specific to an individual patient's tumor, there are several prevalent neoantigens that are shared across subsets of patients or tumor types, known as shared neoantigens. Using NEON  /  SELECT, we intend to develop multiple therapies directed towards these shared neoantigen targets using several therapeutic modalities, including both vaccines and T cell therapies. We believe that our NEON  /  SELECT approach could be complementary to our NEON / ONE personal therapies by providing readily available therapies that can be used in patients identified as having the relevant shared genetic mutation.

 NEON / SELECT Process

        Our NEON / SELECT targets were identified using our bioinformatics capabilities, including RECON, to interrogate large genomic databases to discover a set of proprietary shared neoantigen targets across certain patient populations within major tumor types. This discovery work began under the direction of our founder, Nir Hacohen, at the Broad Institute of MIT and Harvard and continues today at Neon.

        We are currently completing a comprehensive validation of our prevalent shared neoantigen targets using the following assessments:

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  Biochemical measurements support that our shared neoantigen targets can be processed to relevant neoantigens, bind to specific MHC molecules, and be presented on the surface of cancer cells. We leverage mass spectrometry approaches, which enables us to prioritize shared neoantigen targets for further preclinical validation.

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  Immunological experiments evaluate whether our shared neoantigen targets are immunogenic. We use our proprietary NEO-STIM induction process to generate neoantigen-specific T cells from which we can also isolate and sequence neoantigen-specific TCRs specific to these shared neoantigens.

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  Functional biological assays demonstrate the ability of these neoantigen-specific T cells or neoantigen-specific TCRs to recognize and kill cancer cells expressing the relevant shared neoantigens.

        We have completed the validation of our first targets and expect to validate several additional prevalent shared neoantigen targets in 2018. We plan to develop multiple NEON / SELECT vaccine product candidates targeting different shared neoantigens. In addition, we plan to explore the potential development of our neoantigen-specific TCRs into multiple TCR-based T cell therapies, potentially in collaboration with external partners who would provide complementary technical capabilities.

  NEO-SV-01: Breast Neoantigen Vaccine

        Our first NEON / SELECT product candidate is NEO-SV-01, an off-the-shelf peptide vaccine targeting a prevalent mutation in a subset of ER+ breast cancer. The target mutation for NEO-SV-01 occurs in approximately 5 to 10% of ER+ breast cancer. We believe NEO-SV-01 has the potential to be used across disease stages in combination with hormonal, chemotherapy or targeted therapies. We have completed target validation and are currently performing preclinical product development work to support an IND submission in the first half of 2019.

        In our preclinical validation work, we discovered and validated multiple neoantigen targets derived from this mutation. We have demonstrated that these neoantigen targets can both bind to multiple MHC molecule types, be processed and presented on the cell surface, and can robustly induce both CD8+ T cell and CD4+ T cell responses in vitro. Furthermore, these induced neoantigen-specific T cells can recognize cells expressing our target mutation and demonstrate cytotoxic functionality.

        The chart below and on the left shows the results of a flow cytometry assay. Following the NEO-STIM process using peptides specific for our target breast cancer mutation, 5.8% of CD8+ T cells showed positive specificity to this mutant peptide, as well as functionality with the secretion of IFNg, a cytokine indicating general T cell activity, and CD107a, a marker for the ability of T cells to kill tumor. The charts below and on the right show CD4+ T cells induced using the NEO-STIM process where de novo T cell populations were induced, secreting TNF and IFNg upon stimulation of neoantigen peptide.

CD8+ Induction of Breast Neoantigen Specific T cells & Cytotoxic Functionality

        Based on this validation data for our target neoantigens, we have designed a proprietary set of peptides that we believe we have optimized to maximize potential CD8+ and CD4+ immunogenicity in patients. We plan to administer these peptides to patients as a multivalent vaccine in conjunction with poly-IC:LC, an adjuvant that helps to augment the immune response to the neoantigen peptides.

Manufacturing

        We have deliberately chosen synthetic peptides as a modality for our NEO-PV-01 personal neoantigen vaccine. Synthetic peptides have several manufacturing advantages, including the use of predictable chemistry; availability of programmable, automated peptide synthesizers; scalability of manufacturing; and a rapid turnaround time. Synthetic peptides also do not require special biohazard safety procedures, and do not require handling of live biological vectors such as viruses or bacteria. In addition, synthetic peptides do not require the use of delivery technologies such as liposomal particles, which increase manufacturing complexity. We have invested in manufacturing capabilities to supply current Good Manufacturing Practice, or cGMP, product for our clinical programs.

        Our in-house peptide chemistry and process development capabilities have allowed us to establish robust manufacturing methods. We have made significant advances in our manufacturing methods since the NeoVax clinical trial, in which DFCI's average manufacturing time for NeoVax from receipt of biopsy for sequencing to cGMP release was 16 weeks. After the implementation of numerous process improvements, we have demonstrated that we can achieve a turnaround time from receipt of biopsy to cGMP release of eight weeks with our current supply chain for NEO-PV-01, and we plan to drive additional process improvements which we expect will further compress our turnaround time as we progress towards commercialization.

        Currently, we outsource our manufacturing to a third party, where we own and control proprietary methods and intellectual property regarding peptide manufacturing. As our development programs expand and we build new process efficiencies, we expect to continually evaluate this strategy with the objective of satisfying demand for registration trials and, if approved, the manufacture, sale and distribution of commercial products. We will be focusing on more efficient and scalable manufacturing, which we believe will lead to a commercially attractive cost of goods when operating at commercial scale.

        We receive material from our contract manufacturing organizations, or CMOs, for preclinical testing. We receive clinical supply material manufactured in compliance with cGMP, and we conduct audits before and during the trial, in cooperation with a CMO, to ensure compliance with the mutually agreed process descriptions and cGMP regulations.

Competition

        The biotechnology and pharmaceutical industries, and the immunotherapy subsector in particular, are characterized by rapid evolution of technologies, fierce competition and strong defense of intellectual property. While we believe that our product candidates, discovery programs, technology, knowledge, experience, and scientific resources provide us with competitive advantages, we face competition from major pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions, among others.

        Any product candidates that we successfully develop and commercialize will compete with currently approved therapies and new therapies that may become available in the future. Key product features that would affect our ability to effectively compete with other therapeutics include the efficacy, safety and convenience of our products.

        Many of the companies against which we may compete have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. In addition to fully-integrated biopharmaceutical companies and immunotherapy-focused oncology companies, we directly compete with a number of neoantigen therapeutic-focused companies, including Aduro Biotech, Inc., Advaxis, Inc., Agenus Inc., BioNTech AG, Gritstone Oncology Inc., Moderna Therapeutics, Inc., Nouscom AG, PACT Pharma, Inc. and ZIOPHARM Oncology, Inc. Smaller or early-stage companies, including immunotherapy-focused and neoantigen-focused therapeutics companies, may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

        The availability of reimbursement from government and other third-party payors will also significantly affect the pricing and competitiveness of our products. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

Intellectual Property

        Our success depends in part upon our ability to protect our core technology and intellectual property. To protect our intellectual property rights, we rely on patents, trademarks, copyrights and trade secret laws, confidentiality procedures, and employee disclosure and invention assignment agreements. Our intellectual property is critical to our business and we strive to protect it through a variety of approaches, including by obtaining and maintaining patent protection in the United States and internationally for our product candidates, novel biological discoveries, new targets and applications, and other inventions that are important to our business. For our product candidates, we generally intend to pursue patent protection covering compositions of matter, methods of making and methods of use, including combination therapies.

As we continue the development of our product candidates, we intend to identify additional means of obtaining patent protection that would potentially enhance commercial success, including through claims covering additional methods of use and biomarkers and complementary diagnostic and/or companion diagnostic related claims.

        The patent positions of biotechnology companies like ours are generally uncertain and involve complex legal, scientific and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Consequently, we may not obtain or maintain adequate patent protection for any of our product candidates. As of March 31, 2018, our patent portfolio included at least one issued U.S. patent with claims directed to methods of preparing therapeutic compositions, at least 16 pending U.S. provisional or non-provisional patent applications, at least 10 foreign patents with claims directed to methods of preparing therapeutic compositions and compositions of matter, and at least 99 pending foreign patent applications, which patents and patent applications we owned or exclusively licensed. The claims of these owned or in-licensed patents and patent applications are directed toward various aspects of our product candidates and research programs. Specifically, the claims of these patents and patent applications include compositions of matter, methods of use, drug product formulations, combination therapies, methods of manufacture, manufacturing precursors and methods of identifying active compounds. These owned patent applications, if issued, are expected to expire between 2037 and 2038, and these in-licensed patents and patent applications, if issued, are expected to expire on various dates from 2031 through 2039, in each case without taking into account any possible patent term adjustments or extensions.

        Within our patent portfolio, as of March 31, 2018, we had an exclusive license from Dana-Farber Cancer Institute, or DFCI, the Broad Institute of MIT and Harvard, or Broad, and The General Hospital Corporation d/b/a Massachusetts General Hospital, or MGH, pursuant to our license agreement with Broad, or the Broad Agreement, to at least one issued U.S. patent, at least six pending U.S. provisional or non-provisional patent applications, at least 10 foreign patents, and at least 69 pending foreign patent applications that include claims directed to NEO-PV-01, such as compositions of matter, combination therapies, formulations, manufacturing processes, manufacturing precursors or uses thereof. These in-licensed patents and patent applications, if issued, are expected to expire on various dates from 2031 through 2037, without taking into account any possible patent term adjustment or extensions.

        Within our patent portfolio, as of March 31, 2018, we had exclusive licenses pursuant to the Broad Agreement and others to at least three pending U.S. provisional or U.S. non-provisional patent applications, at least eight foreign patents, and at least four pending foreign patent applications that include claims directed to NEO-PTC-01, such as compositions of matter, formulations, manufacturing processes, manufacturing precursors or uses thereof. These in-licensed patents and patent applications, if issued, are expected to expire on various dates from 2031 through 2039, in each case without taking into account any possible patent term adjustment or extensions.

        Within our patent portfolio, as of March 31, 2018, we owned at least four pending U.S. provisional or U.S. non-provisional patent applications and at least one pending foreign patent application, and had an exclusive license pursuant to the Broad Agreement, to at least one pending U.S. non-provisional patent application and at least 27 pending foreign patent applications that include claims directed to NEON  /  SELECT, such as compositions of matter, formulations, manufacturing processes, manufacturing precursors or uses thereof. These owned patent applications, if issued, are expected to expire between 2037 and 2038, and these in-licensed patents and patent applications, if issued, are expected to expire in 2036, in each case without taking into account any possible patent term adjustment or extensions.

        We also have agreements with Stichting Sanquin Bloedvoorziening, the Netherlands Cancer Institute, Oncovir and other third parties under which we have rights to certain intellectual property, such as patents or patent applications.

        We cannot predict whether the patent applications we pursue will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide any proprietary protection from competitors. Even if our pending patent applications are granted as issued patents, those patents, as well as any patents we license from third parties now or in the future, may be challenged, circumvented or invalidated by third parties.

        The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing of a non-provisional patent application. In the United States, the patent term of a patent that covers an FDA-approved drug or biologic may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug or biologic is under regulatory review. Patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug or biologic may be extended. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug or biologic. In the future, if our products receive FDA approval, we expect to apply for patent term extensions on patents covering those products. We plan to seek patent term extensions to any of our issued patents in any jurisdiction where these are available, however there is no guarantee that the applicable authorities, including FDA in the United States, will agree with our assessment of whether these extensions should be granted, and if granted, the length of these extensions.

        In addition to our reliance on patent protection for our inventions, product candidates and research programs, we also rely on trade secret protection for our confidential and proprietary information. For example, significant elements of our products, including aspects of sample preparation, methods of manufacturing, cell culturing conditions, computational-biological algorithms, and related processes and software, are based on unpatented trade secrets that are not publicly disclosed. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. As a result, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual or entity during the course of the party's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived of by the individual, and that are related to our current or planned business or research and development or are made during normal working hours, on our premises or using our equipment or proprietary information, are our exclusive property. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary technology by third parties. We have also adopted policies and conduct training that provides guidance on our expectations, and our advice for best practices, in protecting our trade secrets.

License Agreement with the Broad Institute, Inc.

        On November 13, 2015, we entered into the Broad Agreement with Broad, where we have been granted an exclusive worldwide license to certain intellectual property rights owned or controlled by Broad, DFCI, and MGH, to develop and commercialize any diagnostic, prognostic, preventative or therapeutic product for humans, including any neoantigen vaccine product. In particular, we have been granted both exclusive and non-exclusive licenses to a patent portfolio comprised of 12 patent families, including certain granted patents and pending patent applications in the United States and foreign jurisdictions.

        Pursuant to the terms of the Broad Agreement, we have also been granted (i) a non-exclusive license under each institution's respective interest in certain of its patent rights to exploit the licensed products in the field in the territory during the term of the license and (ii) a non-exclusive license under each institution's licensed know-how, to exploit any diagnostic, prognostic, preventative or therapeutic product in the field in the territory during the term of the license. We are also entitled to sublicense the rights granted to us under the Broad Agreement. In connection with the Broad Agreement, we have also entered into a non-exclusive software license with Broad under which we license certain object and source codes for several software programs.

        These licenses and rights are subject to certain limitations and retained rights, including field restrictions.

        As consideration for the license, we paid Broad a non-refundable license fee of $75,000. As additional consideration for the license, we must pay Broad immaterial annual license maintenance fees and up to $12.6 million in developmental milestone payments and could be obligated to make up to $97.5 million in payments upon the achievement of specified sales milestones. We are also required to pay tiered royalties of low to mid single-digit percentages on net sales of products covered by the license, as well as between 10% to 30% of any consideration received by us from a sublicensee in consideration for a sublicense, which percentage is based on certain events set forth in the Broad Agreement. As partial consideration for the license, we reimbursed Broad for $0.6 million of past patent expenses and issued 60,000 shares of our restricted common stock to each of Broad, DFCI and MGH. We have also agreed to reimburse Broad for future patent expenses. No development or commercial milestones have been achieved to date under the Broad Agreement. The royalty term will terminate on the later of (i) the expiration date of the last valid claim within the licensed patent rights and (ii) the 10th anniversary date of the first commercial sale of a product incorporating the licensed patent rights.

        Either we, or the institutions party thereto, may terminate the Broad Agreement if the other party commits a material breach of the agreement and fails to cure that breach within 105 days (or 45 days in the case of our failure to make any payment or in the case of our breach of our diligence obligations) after written notice is provided, or, in the case of Broad, upon our bankruptcy, insolvency, dissolution or winding up, or upon us bringing patent challenges relating to any patent families. In addition, we may terminate the Broad Agreement for convenience as it relates to certain patent families upon up to 120 days' prior written notice to Broad. Upon expiration of the Broad Agreement, we will have a worldwide, perpetual, irrevocable, sublicensable license to the intellectual property previously covered by the Broad Agreement.

Government Regulation

        Government authorities in the United States at the federal, state and local level and in other countries regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and biological products, such as NEO-PV-01, NEO-PTC-01 and any of our future product candidates. Generally, before a new drug or biologic can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

U.S. Biological Product Development

        In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations and biologics under the FDCA, the Public Health Service Act, or PHSA, and their implementing regulations. Both drugs and biologics are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state and local statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or post-market may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA's refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product recalls or market withdrawals, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

        NEO-PV-01, NEO-PTC-01 and any future product candidates must be approved by the FDA through a Biologics License Application, or BLA, process before they may be legally marketed in the United States. The process generally involves the following:

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  Completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with good laboratory practice, or GLP, requirements;

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  Submission to the FDA of an IND application, which must become effective before human clinical trials may begin;

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  Approval by an institutional review board, or IRB, or independent ethics committee at each clinical trial site before each trial may be initiated;

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  Performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, good clinical practice, or GCP, requirements and other clinical trial-related regulations to establish the safety and efficacy of the investigational product for each proposed indication;

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  Submission to the FDA of a BLA;

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  A determination by the FDA within 60 days of its receipt of a BLA to accept the filing for review;

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  Satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where the biologic will be produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the biologic's identity, strength, quality and purity;

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  Potential FDA audit of the clinical trial sites that generated the data in support of the BLA; and

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  FDA review and approval of the BLA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the biologic in the United States.

        The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for NEO-PV-01, NEO-PTC-01 and any future product candidates will be granted on a timely basis, or at all.

Preclinical Studies and IND

        Preclinical studies include laboratory evaluation of product chemistry and formulation, as well as in vitro and animal studies to assess the potential for adverse events and in some cases, to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations for safety/toxicology studies.

        An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, to the FDA as part of an IND. An IND is a request for authorization from the FDA to administer an investigational product to humans, and must become effective before human clinical trials may begin. Some long-term preclinical testing may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA unless, before that time, the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In that case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials

        The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor's control, in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative, and must monitor the clinical trial until completed. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.

        A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of a BLA. The FDA will accept a well-designed and well-conducted foreign clinical study not conducted under an IND if the study was conducted in accordance with GCP requirements, and the FDA is able to validate the data through an onsite inspection if deemed necessary.

        Clinical trials generally are conducted in three sequential phases, known as Phase 1, Phase 2 and Phase 3, which may overlap.

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  Phase 1 clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, side effect tolerability and safety of the product candidate.

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  Phase 2 clinical trials involve studies in disease-affected patients to determine the dose required to produce the desired benefits. During Phase 2 clinical trials, safety and further pharmacokinetic and pharmacodynamic information is collected, possible adverse effects and safety risks are identified and a preliminary evaluation of efficacy is conducted.

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  Phase 3 clinical trials generally involve a large number of patients at multiple sites and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use, its safety in use and to establish the overall benefit/risk relationship of the product and provide an adequate basis for product labeling.

        Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of a BLA.

        Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected suspected adverse events, findings from other studies or animal or in vitro testing that suggest a significant risk for human subjects and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure.

        Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB's requirements or if the drug or biologic has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated check points based on access to certain data from the trial. Concurrent with clinical trials, companies usually complete additional animal studies and also must develop additional information about the chemistry and physical characteristics of the drug or biologic, as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product and, among other things, companies must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidates do not undergo unacceptable deterioration over their shelf life.

FDA Review Process

        Following completion of the clinical trials, data are analyzed to assess whether the investigational product is safe and effective for the proposed indicated use or uses. The results of preclinical studies and clinical trials are then submitted to the FDA as part of a BLA, along with proposed labeling, chemistry and manufacturing information to ensure product quality and other relevant data. The BLA is a request for approval to market the biologic for one or more specified indications and must contain proof of safety and efficacy for a drug or safety, purity and potency for a biologic. The application may include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product's use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of the FDA. FDA approval of a BLA must be obtained before a biologic may be marketed in the United States.

        Under the Prescription Drug User Fee Act, or PDUFA, as amended, each BLA must be accompanied by a user fee. The FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

        The FDA reviews all submitted BLAs before it accepts them for filing, and may request additional information rather than accept a BLA for filing. The FDA must make a decision on accepting a BLA for filing within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the BLA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has 10 months from the filing date to complete its initial review of an original BLA and respond to the applicant, and six months from the filing date of an original BLA designated for priority review. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs, and the review process is often extended by FDA requests for additional information or clarification.

        Before approving a BLA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA also may audit data from clinical trials to ensure compliance with GCP requirements. Additionally, the FDA may refer applications for novel products or products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by recommendations of an advisory committee, but it considers those recommendations when making decisions on approval. The FDA likely will reanalyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process. After the FDA evaluates a BLA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the biologic with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter usually describes all of the specific deficiencies in the BLA identified by the FDA. The Complete Response Letter may require additional clinical data, additional pivotal Phase 3 clinical trial(s) and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if an applicant submits the requested data and information, the FDA may decide that the BLA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than an applicant does.

Orphan Drug Designation

        Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product available in the United States for this type of disease or condition will be recovered from sales of the product.

        Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

        If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety or providing a major contribution to patient care or in instances of drug supply issues. Competitors, however, may receive approval of either a different product for the same indication or the same product for a different indication but that could be used off-label in the orphan indication. Orphan drug exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval before we do for the same product, as defined by the FDA, for the same indication we are seeking approval, or if our product is determined to be contained within the scope of the competitor's product for the same indication or disease. If one of our products designated as an orphan drug receives marketing approval for an indication broader than that which is designated, it may not be entitled to orphan drug exclusivity. Orphan drug status in the European Union has similar, but not identical, requirements and benefits.

Expedited Development and Review Programs

        The FDA has a fast track program that is intended to expedite or facilitate the process for reviewing new drugs and biologics that meet certain criteria. Specifically, new drugs and biologics are eligible for fast track designation if they are intended to treat a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to both the product and the specific indication for which it is being studied. The sponsor can request the FDA to designate the product for fast track status any time before receiving BLA approval, but ideally no later than the pre-BLA meeting.

        Any product submitted to the FDA for marketing, including under a fast track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review if it treats a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug or biologic designated for priority review in an effort to facilitate the review.

        A product may also be eligible for accelerated approval, if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies. In addition, it must demonstrate an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, or IMM, that is reasonably likely to predict an effect on IMM or other clinical benefit. As a condition of approval, the FDA may require that a sponsor of a drug or biologic receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. If the FDA concludes that a drug or biologic shown to be effective can be safely used only if distribution or use is restricted, it will require those post-marketing restrictions that it deems necessary to assure safe use of the product.

        Additionally, a drug or biologic may be eligible for designation as a breakthrough therapy if the product is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints. The benefits of breakthrough therapy designation include the same benefits as fast track designation, plus intensive guidance from the FDA to ensure an efficient drug development program.

        Fast track designation, priority review, accelerated approval and breakthrough therapy designation do not change the standards for approval, but may expedite the development or approval process.

Pediatric Information

        Under the Pediatric Research Equity Act, or PREA, a BLA or supplement to a BLA must contain data to assess the safety and efficacy of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of pediatric data or full or partial waivers. A sponsor who is planning to submit a marketing application for a drug that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within 60 days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or Phase 2/3 study. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials and/or other clinical development programs.

Post-marketing Requirements

        Following approval of a new product, the manufacturer and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and record-keeping activities, reporting of adverse experiences, complying with promotion and advertising requirements, which include restrictions on promoting products for unapproved uses or patient populations (known as "off-label use") and limitations on industry-sponsored scientific and educational activities. Although physicians may prescribe legally available products for off-label uses, manufacturers may not market or promote off-label uses. Prescription drug and biologic promotional materials must be submitted to the FDA in conjunction with their first use. Further, if there are any modifications to the drug or biologic, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new BLA or BLA supplement, which may require the development of additional data or preclinical studies and clinical trials.

        The FDA may also place other conditions on approvals including the requirement for a Risk Evaluation and Mitigation Strategy, or REMS, to assure the safe use of the product. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS and the FDA will not approve the BLA without an approved REMS. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.

        FDA regulations require that products be manufactured in specific approved facilities and in accordance with cGMP regulations. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products in accordance with cGMP regulations. These manufacturers must comply with cGMP regulations that require, among other things, quality control and quality assurance, the maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved drugs or biologics are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP requirements and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. The discovery of violative conditions, including failure to conform to cGMP regulations, could result in enforcement actions, and the discovery of problems with a product after approval may result in restrictions on a product, manufacturer or holder of an approved BLA, including recall.

Other Regulatory Matters

        Manufacturing, sales, promotion and other activities following product approval are also subject to regulation by numerous regulatory authorities in the United States in addition to the FDA, including the Centers for Medicare & Medicaid Services, or CMS, other divisions of the Department of Health and Human Services, the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments and governmental agencies.

Other Healthcare Laws

        Healthcare providers, physicians, and third-party payors will play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our future arrangements with third-party payors, healthcare providers and physicians may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any drugs for which we obtain marketing approval. In the United States, these laws include, without limitation, state and federal anti-kickback, false claims, physician transparency, and patient data privacy and security laws and regulations, including but not limited to those described below.

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  The Anti-Kickback Statute, or AKS, makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration, directly or indirectly, in cash or in kind, that is intended to induce or reward referrals, including the purchase, recommendation, order or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. Violations of this law are punishable by up to five years in prison, criminal fines, administrative civil money penalties and exclusion from participation in federal healthcare programs. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it.

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  The federal False Claims Act imposes civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities (including manufacturers) for, among other things, knowingly presenting, or causing to be presented false or fraudulent claims for payment by a federal healthcare program or making a false statement or record material to payment of a false claim or avoiding, decreasing or concealing an obligation to pay money to the federal government. The government may deem manufacturers to have "caused" the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. Claims that include items or services resulting from a violation of the federal Anti-Kickback Statute are false or fraudulent claims for purposes of the False Claims Act. Our future marketing and activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state and third-party reimbursement for our products, and the sale and marketing of our product and any future product candidates, are subject to scrutiny under this law.

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  The Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for knowingly and willfully executing a scheme, or attempting to execute a scheme, to defraud any healthcare benefit program, including private payors, or falsifying, concealing or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services.

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  HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, imposes, among other things, specified requirements on covered entities and their business associates relating to the privacy and security of individually identifiable health information including mandatory contractual terms and required implementation of technical safeguards of such information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys' fees and costs associated with pursuing federal civil actions.

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  The Physician Payments Sunshine Act, enacted as part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the ACA, imposed new annual reporting requirements for certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children's Health Insurance Program, for certain payments and "transfers of value" provided to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members.

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  Analogous state and foreign fraud and abuse laws and regulations, such as state anti-kickback and false claims laws, which may be broader in scope and apply regardless of payor. These laws are enforced by various state agencies and through private actions. Some state laws require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant federal government compliance guidance, require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, and restrict marketing practices or require disclosure of marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances. These data privacy and security laws may differ from each other in significant ways and often are not pre-empted by HIPAA, which may complicate compliance efforts.

        The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other related governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, disgorgement, exclusion of drugs from government funded healthcare programs, such as Medicare and Medicaid, reputational harm, additional oversight and reporting obligations if we become subject to a corporate integrity agreement or similar settlement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to similar actions, penalties and sanctions. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company's attention from its business.

Current and Future Healthcare Reform Legislation

        In the United States and foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities, and affect our ability to profitably sell any product candidates for which we obtain marketing approval. We expect that current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and additional downward pressure on the price that we, or any collaborators, may receive for any approved products.

        The ACA, for example, contains provisions that subject biological products to potential competition by lower-cost biosimilars and may reduce the profitability of drug products through increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies' share of sales to federal health care programs. With the President Trump administration and current Congress, there will likely be additional administrative or legislative changes, including modification, repeal, or replacement of all, or certain provisions of, the ACA, which may impact reimbursement for drugs and biologics. On January 20, 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. On October 13, 2017, President Trump signed an Executive Order terminating the cost-sharing subsidies that reimburse insurers under the ACA. Several state Attorneys

General filed suit to stop the administration from terminating the subsidies, but their request for a restraining order was denied by a federal judge in California on October 25, 2017. In addition, CMS has recently proposed regulations that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces. Further, each chamber of Congress has put forth multiple bills this year designed to repeal or repeal and replace portions of the ACA. While Congress has not passed repeal legislation, the Tax Reform Act includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the "individual mandate." Further, the Bipartisan Budget Act of 2018, or the BBA, among other things, amends the ACA, effective January 1, 2019, to increase from 50 percent to 70 percent the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the "donut hole." Congress may consider other legislation to repeal and replace elements of the ACA. Litigation and legislation over the ACA are likely to continue, with unpredictable and uncertain results.

        Additionally, other federal health reform measures have been proposed and adopted in the United States since the ACA was enacted:

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  The Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation's automatic reduction to several government programs. These changes included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, including the BBA, will remain in effect through 2027, unless additional Congressional action is taken.

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  The American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

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  The Middle Class Tax Relief and Job Creation Act of 2012 required that CMS reduce the Medicare clinical laboratory fee schedule by 2% in 2013, which served as a base for 2014 and subsequent years. In addition, effective January 1, 2014, CMS also began bundling the Medicare payments for certain laboratory tests ordered while a patient received services in a hospital outpatient setting.

        Further, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which have resulted in several recent Congressional inquiries and proposed and enacted bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. In addition, the United States government, state legislatures, and foreign governments have shown significant interest in implementing cost containment programs, including price-controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs to limit the growth of government paid health care costs. For example, the United States government has passed legislation requiring pharmaceutical manufacturers to provide rebates and discounts to certain entities and governmental payors to participate in federal healthcare programs. Further, Congress and the current administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs, and the current administration recently released a "Blueprint", or plan, to reduce the cost of drugs. The current administrations' Blueprint contains certain measures that the U.S. Department of Health and Human Services is already working to implement. Individual states in the United States have also been increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Packaging and Distribution in the United States

        If our products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws.

        The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

        The failure to comply with any of these laws or regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, exclusion from federal healthcare programs, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals, or refusal to allow a firm to enter into supply contracts, including government contracts. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. Prohibitions or restrictions on sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.

        Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

Other U.S. Environmental, Health and Safety Laws and Regulations

        We may be subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and waste products, we cannot completely eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from the use or disposal of our hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

        We maintain workers' compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees, but this insurance may not provide adequate coverage against potential liabilities. However, we do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us.

        In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair our research, development or production efforts. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions.

U.S. Patent-Term Restoration and Marketing Exclusivity

        Depending upon the timing, duration and specifics of FDA approval of NEO-PV-01, NEO-PTC-01 and any future product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit restoration of the patent term of up to five years as compensation for patent term lost during product development and FDA regulatory review process. Patent-term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product's approval date. The patent-term restoration period is generally one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The U.S. PTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant BLA.

        An abbreviated approval pathway for biological products shown to be similar to, or interchangeable with, an FDA-licensed reference biological product was created by the Biologics Price Competition and Innovation Act of 2009, or BPCI Act. This amendment to the PHSA, in part, attempts to minimize duplicative testing. Biosimilarity, which requires that the biological product be highly similar to the reference product notwithstanding minor differences in clinically inactive components and that there be no clinically meaningful differences between the product and the reference product in terms of safety, purity and potency, can be shown through analytical studies, animal studies and a clinical trial or trials. Interchangeability requires that a biological product be biosimilar to the reference product and that the product can be expected to produce the same clinical results as the reference product in any given patient and, for products administered multiple times to an individual, that the product and the reference product may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product without such alternation or switch.

        A reference biological product is granted 12 years of data exclusivity from the time of first licensure of the product, and the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product. "First licensure" typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity, or potency.

        Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing regulatory exclusivity periods. This six-month exclusivity may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued "Written Request" for such a trial.

European Union Drug Development

        In the European Union, or EU, our future products also may be subject to extensive regulatory requirements. As in the United States, medicinal products can be marketed only if a marketing authorization from the competent regulatory agencies has been obtained.

        Similar to the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the EU clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the EU, the EU Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the member state regimes. Under the current regime, before a clinical trial can be initiated it must be approved in each of the EU countries where the trial is to be conducted by two distinct bodies: the National Competent Authority, or NCA, and one or more Ethics Committees, or ECs. Under the current regime all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial must be reported to the NCA and ECs of the Member State where they occurred.

        The EU clinical trials legislation currently is undergoing a transition process mainly aimed at harmonizing and streamlining clinical trial authorization, simplifying adverse event reporting procedures, improving the supervision of clinical trials and increasing their transparency. Recently enacted Clinical Trials Regulation EU No 536/2014 ensures that the rules for conducting clinical trials in the EU will be identical.

European Union Drug Marketing

        Much like the Anti-Kickback Statue prohibition in the United States, the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the EU. The provision of benefits or advantages to physicians is governed by the national anti-bribery laws of European Union Member States, such as the U.K. Bribery Act 2010. Infringement of these laws could result in substantial fines and imprisonment.

        Payments made to physicians in certain EU Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician's employer, his or her competent professional organization and/or the regulatory authorities of the individual EU Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

European Union Drug Review and Approval

        In the European Economic Area, or EEA, which is comprised of the 27 Member States of the EU (including Norway and excluding Croatia), Iceland and Liechtenstein, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations.

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  The Community MA is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the European Medicines Agency, or EMA, and is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicines such as gene-therapy, somatic cell-therapy or tissue-engineered medicines and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or that are in the interest of public health in the EU.

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  National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member States through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure, an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State, or RMS. The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics, or SPC, and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the Member States Concerned) for their approval. If the Member States Concerned raise no objections, based on a potential serious risk to public health, to the assessment, SPC, labeling, or packaging proposed by the RMS, the product is subsequently granted a national MA in all the Member States (i.e., in the RMS and the Member States Concerned).

        Under these procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

European Union New Chemical Entity Exclusivity

        In the EU, new chemical entities, sometimes referred to as new active substances, qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. The data exclusivity, if granted, prevents regulatory authorities in the EU from referencing the innovator's data to assess a generic application for eight years, after which generic marketing authorization can be submitted, and the innovator's data may be referenced, but not approved for two years. The overall 10-year period will be extended to a maximum of 11 years if, during the first eight years of those 10 years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications that, during the scientific evaluation prior to their authorization, are determined to bring a significant clinical benefit in comparison with currently approved therapies.

European Union Orphan Designation and Exclusivity

        In the EU, the EMA's Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in the EU community (or where it is unlikely that the development of the medicine would generate sufficient return to justify the investment) and for which no satisfactory method of diagnosis, prevention or treatment has been authorized (or, if a method exists, the product would be a significant benefit to those affected).

        In the EU, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and 10 years of market exclusivity is granted following medicinal product approval. This period may be reduced to six years if the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. Orphan drug designation must be requested before submitting an application for marketing approval. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

European Data Collection

        The collection and use of personal health data in the European Union is governed by the provisions of the Data Protection Directive, and, as of May 2018, the General Data Protection Regulation, or GDPR. This directive imposes several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of data processing obligations to the competent national data protection authorities and the security and confidentiality of the personal data. The Data Protection Directive and GDPR also impose strict rules on the transfer of personal data out of the EU to the United States. Failure to comply with the requirements of the Data Protection Directive, the GDPR, and the related national data protection laws of the EU Member States may result in fines and other administrative penalties. The GDPR introduces new data protection requirements in the EU and substantial fines for breaches of the data protection rules. The GDPR regulations may impose additional responsibility and liability in relation to personal data that we process, including in respect of clinical trials, and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. This may be onerous and adversely affect our business, financial condition, results of operations and prospects.

Rest of the World Regulation

        For other countries outside of the EU and the United States, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. Additionally, the clinical trials must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

        If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Additional Laws and Regulations Governing International Operations

        If we further expand our operations outside of the United States, we must dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate. The FCPA prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

        Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

        Various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If we expand our presence outside of the United States, we will need to dedicate additional resources to complying with these laws, and these laws may preclude us from developing, manufacturing, or selling certain products and product candidates outside of the United States, which could limit our growth potential and increase our development costs.

        The failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting. The U.S. Securities and Exchange Commission, or SEC, also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA's accounting provisions.

Reimbursement

        Sales of our products will depend, in part, on the extent to which our products, if approved, will be covered by third-party payors, such as government health programs, commercial insurers and managed healthcare organizations, as well as the level of reimbursement such that those third-party payors provide for our products. Patients and providers are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products in which our products are used. In the United States, no uniform policy of coverage and reimbursement for drugs or biological products exists, and one payor's determination to provide coverage and adequate reimbursement for a product does not assure that other payors will make a similar determination. Accordingly, decisions regarding the extent of coverage and amount of reimbursement to be provided for any of our products candidates, if approved, will be made on a payor-by-payor basis. As a result, the coverage determination process may be a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained.

        The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services as a condition for states to receive federal matching funds for the manufacturer's outpatient drugs furnished to Medicaid patients. The ACA made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers' rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs from 15.1% of average manufacturer price, or AMP, to 23.1% of AMP and adding a new rebate calculation for "line extensions" (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, creating a new method by which rebates owed by are calculated for drugs that are inhaled, infused, instilled, implanted or injected, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. The ACA also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization and by enlarging the population potentially eligible for Medicaid drug benefits. Pricing and rebate programs must also comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990.

        The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs. Unlike Medicare Part A and B, Part D coverage is not standardized. While all Medicare drug plans must give at least a standard level of coverage set by Medicare, Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan likely will be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

        For a drug product to receive federal reimbursement under the Medicaid or Medicare Part B programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer. As of 2010, the ACA expanded the types of entities eligible to receive discounted 340B pricing, although, under the current state of the law, with the exception of children's hospitals, these newly eligible entities will not be eligible to receive discounted 340B pricing on orphan drugs. In addition, as 340B drug pricing is determined based on AMP and Medicaid rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase.

        As noted above, the marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. An increasing emphasis on cost containment measures in the United States has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

        These laws, and future state and federal healthcare reform measures may be adopted in the future, any of which may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

        In addition, in most foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the EU provides options for its Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. Reference pricing used by various EU Member States and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. In some countries, we may be required to conduct a clinical study or other studies that compare the cost-effectiveness of any of our product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the EU do not follow price structures of the United States and, generally, prices tend to be significantly lower. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries.

Employees

        As of May 15, 2018, we had 84 full-time employees, 35 of our employees have Ph.D. or M.D. degrees and 68 of our employees are engaged in research and development activities. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Facilities

        We lease a facility containing our research and development, laboratory and office space, which consists of approximately 26,806 square feet located at 40 Erie Street, Cambridge, Massachusetts. Our lease expires in September 2024, subject to one option to extend the lease for five years.

Legal Proceedings

        We are not currently a party to any material legal proceedings.

MANAGEMENT

        The following table sets forth the name, age and position of each of our executive officers and directors, as of June 15, 2018:

Name	Age	Position
Executive Officers
Hugh O'Dowd	53	Director, President and Chief Executive Officer
Robert Ang, M.B.B.S.	44	Chief Business Officer
Yasir B. Al-Wakeel, B.M.B.Ch.	36	Chief Financial Officer
Richard Gaynor, M.D.	68	President of Research and Development
Non-Employee Directors
Julian Adams, Ph.D.(2)	63	Director
Robert Kamen, Ph.D.(1)	73	Director
Eric S. Lander, Ph.D.(3)	61	Director
Cary G. Pfeffer, M.D.(1)(2)(3)	56	Director
Stephen A. Sherwin, M.D.(2)	69	Director
Robert Tepper, M.D.(3)	62	Director
Meryl Zausner(1)	61	Director

(1)
Member of the audit committee.

(2)
Member of the compensation committee.

(3)
Member of the nominating and corporate governance committee.

Executive Officers

        Hugh O'Dowd has served as our President and Chief Executive Officer since September 2016. Prior to joining our company, Mr. O'Dowd spent more than 20 years in a variety of leadership roles at Novartis Pharmaceuticals Corporation, or Novartis. While at Novartis, he served as Country President and General Manager of the United Kingdom and Ireland from 2015 to 2016, he was Senior Vice President and Chief Commercial Officer of Novartis Oncology from 2011 to 2015, and he served as Vice President, Latin America Region Head for the Oncology business unit from 2009 to 2011. During his time as Chief Commercial Officer, Mr. O'Dowd was responsible for the global commercialization for Novartis' oncology portfolio of Novartis, including global brand leadership, health economics and pricing, early phase commercial development, strategic capabilities, business development and licensing and global sales excellence. Mr. O'Dowd received an M.B.A from the Kellstadt Graduate School of Business at DePaul University in Chicago and a B.A. from Loyola University Chicago. Our board of directors believes that Mr. O'Dowd is qualified to serve on our board of directors because of his insight into our operations and strategy as a result of being our Chief Executive Officer and his experience in the life sciences industry.

        Robert Ang, M.B.B.S. has served as our Chief Business Officer since October 2015. Prior to joining our company, Dr. Ang served as Senior Vice President, Business Development at Bavarian Nordic, an immuno-oncology and infectious disease vaccine company, from 2013 to 2015. From 2009 to 2013, Dr. Ang held various roles at Cadence Pharmaceuticals, Inc., or Cadence, which was acquired by Mallinckrodt plc in 2014, including Vice President, Medical Affairs and Head of Business Development. Prior to working at Cadence, Dr. Ang worked at Frazier Healthcare Ventures as a Senior Associate from 2008 to 2009. Dr. Ang received an M.B.B.S. medical degree from the University of Western Australia and an M.B.A. with honors from Columbia Business School.

        Yasir B. Al-Wakeel, B.M.B.Ch. has served as our Chief Financial Officer since June 2017. Prior to joining our company, Dr. Al-Wakeel served as the Chief Financial Officer and Head of Corporate

Development at Merrimack Pharmaceuticals, Inc. from 2015 until 2017. Dr. Al-Wakeel previously served in various capacities at Credit Suisse, an investment banking firm, from 2008 to 2015. While at Credit Suisse, Dr. Al-Wakeel was Director of Healthcare Investment Banking, focused on biotechnology, and, prior to that role, he was an Equity Research Analyst covering the biotechnology and specialty pharmaceuticals sectors. Before joining Credit Suisse, Dr. Al-Wakeel was a practicing physician, holding both clinical and academic medical posts. Dr. Al-Wakeel holds a B.M.B.Ch. from Oxford University and an M.A. in theology from Cambridge University.

        Richard Gaynor, M.D. has served as our President of Research and Development since November 2016. Prior to joining our company, Dr. Gaynor spent 15 years in senior roles at Eli Lilly, most recently holding the position of Senior Vice President of Oncology Clinical Development and Medical Affairs from 2013 to 2016. Prior to that, he was Vice President of Global Product Development and Medical Affairs from 2010 to 2013 and Vice President of Cancer Research and Clinical Investigation from 2002 to 2009, which included co-leadership of Global Oncology Product Team from 2005 to 2009. From 2010 to 2016, Dr. Gaynor chaired the Lilly Oncology Research and Development Committee and helped oversee a variety of collaborations, including with Bristol-Myers Squibb, Merck, AstraZeneca and GE. He participates on numerous boards and committees, including several with the American Association for Cancer Research, the Stand Up To Cancer scientific advisory committee, the MD Anderson Moon Shots advisory board, the Damon Runyon Cancer Research Foundation and Accelerating Cancer Cures. Dr. Gaynor holds a B.S. degree in Biology from Texas Tech University and an M.D. from the University of Texas Southwestern Medical School.

Non-Employee Directors

        Cary G. Pfeffer, M.D. has served as a member of our board of directors since May 2015. Previously, Dr. Pfeffer served as our interim President and Chief Executive Officer from 2015 to 2016. Dr. Pfeffer is a partner at Third Rock Ventures, LLC, or Third Rock, which he joined in 2007. Dr. Pfeffer served at Biogen Inc. from 1992 to 2002 in a variety of domestic and international executive management roles. Dr. Pfeffer serves on the board of directors of Jounce Therapeutics, Inc. and the boards of directors of numerous private companies. Dr. Pfeffer received an M.B.A. from the Wharton School, an M.D. from the University of Pennsylvania School of Medicine and a B.A. in biochemistry from Columbia University. Our board of directors believes that Dr. Pfeffer is qualified to serve on our board of directors because of his experience in the venture capital industry, life sciences industry, membership on various other boards of directors, his prior service as our President and Chief Executive Officer, and his leadership and management experience.

        Julian Adams, Ph.D. has served as a member of our board of directors since December 2017. Since late November 2017, Dr. Adams has served as the Chairman and Chief Executive Officer of Gamida Cell Inc. Dr. Adams served as Chief Science Officer and President of Clal Biotechnology Industries from January 2017 to November 2017. Previously, he was the President of Research & Development of Infinity Pharmaceuticals Inc., or Infinity, from October 2007 until January 2017 and also served as its Chief Scientific Officer from September 2006 until May 2010. Prior to joining Infinity in 2003, Dr. Adams served as Senior Vice President, Drug Discovery and Development at Millennium Pharmaceuticals, Inc. from 1999 to 2001, where he led the development of bortezomib, also known as Velcade. Dr. Adams also serves on the board of Pieris Pharmaceuticals, Inc., and of the boards of directors of various private companies. Dr. Adams received a B.S. from McGill University and a Ph.D. from the Massachusetts Institute of Technology in the field of synthetic organic chemistry. Our board of directors believes that Dr. Adams is qualified to serve on our board of directors based on his considerable experience in the pharmaceutical industry and his experience as an executive of successful companies, both public and private, in the life sciences industry.

        Robert Kamen, Ph.D. has served as a member of our board of directors since September 2015. Dr. Kamen is a venture partner at Third Rock, which he joined in 2010. From 2005 to 2010, Dr. Kamen served as the Chairman of BioAssets Development Corporation. From 2002 to 2008, Dr. Kamen served as Executive-in-Residence at Oxford Bioscience Partners. From 2001 to 2002, he served as president of Abbott Laboratories' Abbott Bioresearch Center and as a member of the Abbott Pharma Executive Management Committee. From 1991 to 2001, Dr. Kamen served as president of BASF Bioresearch Corporation until it was acquired by Abbott Laboratories. Dr. Kamen serves on the board of Jounce Therapeutics, Inc., as well as on the boards of directors for numerous private companies. Dr. Kamen holds a Ph.D. in biochemistry and molecular biology from Harvard University and a B.S. in biophysics from Amherst College. Our board of directors believes that Dr. Kamen is qualified to serve on our board of directors because of his experience in the venture capital and life sciences industries, membership of various other boards of directors and his leadership and management experience.

        Eric S. Lander, Ph.D. has served as a member of our board of directors since October 2015. Dr. Lander has been a Professor and Associate Professor of Biology at Massachusetts Institute of Technology since 1990 and, since 2003, a Professor of Systems Biology at Harvard Medical School since 2004. Dr. Lander has served as the founding Director of The Eli and Edythe L. Broad Institute, a biomedical research institute formed by MIT and Harvard University. Dr. Lander currently serves as a director of the Innocence Project, and was co-chair of the United States President's Council of Advisers on Science and Technology from 2008 until 2016. During the past five years, Dr. Lander was a co-founder and a member of the board of directors of Infinity Discovery, Inc. Dr. Lander received an A.B. in Mathematics from Princeton University and a D.Phil. in Mathematics from Oxford University, which he attended as a Rhodes Scholar. Our board of directors believes Dr. Lander's qualifications to serve on our board of directors include his scientific acumen and expertise in the fields of genomics and human genetic diseases.

        Stephen A. Sherwin, M.D. has served as a member of our board of directors since September 2015. Dr. Sherwin is a Clinical Professor of Medicine at the University of California, San Francisco, and a volunteer Attending Physician in Hematology-Oncology at the Zuckerberg San Francisco General Hospital. Dr. Sherwin also currently serves as a venture partner with Third Rock and a member of the Scientific Steering Committee of the Parker Institute for Cancer Immunotherapy. Dr. Sherwin previously served as a Co-founder and the Chairman of Ceregene, Inc. from 2001 until its acquisition by Sangamo Biosciences, Inc. in 2013. Prior to that, Dr. Sherwin was Chairman and Chief Executive Officer of Cell Genesys, Inc., a cancer immunotherapy company, from 1990 until its merger in 2009 with ANI Pharmaceuticals, Inc. (formerly known as BioSante Pharmaceuticals, Inc.). Dr. Sherwin was also a Co-founder and Chairman of Abgenix, an antibody company acquired by Amgen Inc. in 2006. Dr. Sherwin currently serves on the boards of directors of Aduro Biotech, Inc., Biogen, Inc. and Neurocrine Biosciences, Inc. During the past five years, Dr. Sherwin also served as a director of BioSante Pharmaceuticals until its merger with ANI Pharmaceuticals, Inc. in 2013, Rigel Pharmaceuticals, Inc., Vical Inc. and Verastem Inc. Dr. Sherwin holds an M.D. from Harvard Medical School, and a B.A. in biology summa cum laude from Yale University. Our board of directors believes that Dr. Sherwin is qualified to serve on our board of directors because of his experience in the life sciences industry and his membership of various other boards of directors of public companies.

        Robert Tepper, M.D. has served as a member of our board of directors since October 2013. Previously, Dr. Tepper served as our President and interim Chief Executive Officer from 2013 until 2015. Dr. Tepper is a partner of Third Rock, which he co-founded in 2007. Dr. Tepper serves as an adjunct faculty member at Harvard Medical School and Massachusetts General Hospital and is an advisory board member of several healthcare institutions, including, Harvard Medical School and Tufts Medical School. Dr. Tepper is a board member of Allena Pharmaceuticals, Inc., Jounce Therapeutics, Inc. and Kala Pharmaceuticals, Inc., as well as various private life sciences companies. Dr. Tepper was previously a board member of the public company bluebird bio, Inc. Dr. Tepper also serves on the board of overseers at Tufts University. Dr. Tepper holds an A.B. in biochemistry from Princeton University and an M.D. from Harvard Medical School. Our board of directors believes that Dr. Tepper's experience in the venture capital industry, combined with his experience building and operating research and development operation, on the boards of public and private life sciences companies qualify him to serve as a member of our board of directors.

        Meryl Zausner has served as a member of our board of directors since December 2017. Ms. Zausner worked at Novartis Pharmaceuticals Inc. and Novartis Corporation in various leadership positions from 1988 until her retirement at the end of June 2017. From 2015 until 2017, Ms. Zausner served as a certified Executive Coach to senior executives at Novartis. From 2012 through 2014, Ms. Zausner was Chief Financial and Administrative Officer of Novartis Pharmaceuticals Inc. and a member of the Pharmaceutical Executive Committee and Global Finance Leadership Team. From 2008 to 2012, Ms. Zausner was Chief Financial Officer and Executive Vice President of Novartis Corporation in the United States. Ms. Zausner is a member of the board of directors of the Multiple Myeloma Research Foundation and chairs their audit committee and is a member of the board of directors of Deirdre's House, an advocacy center for children who are victims of abuse or neglect. Ms. Zausner received a B.S. in Economics and Accounting from the University at Albany and her CPA in New York. Our board of directors believes that Ms. Zausner is qualified to serve on our board of directors given her vast experience in the pharmaceutical industry and her experience as a chief financial officer in the life sciences industry.

Composition of Our Board of Directors

        Our board of directors consists of eight members, each of whom are members pursuant to the board composition provisions of our certificate of incorporation and agreements with our stockholders. These board composition provisions will terminate upon the completion of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our nominating and corporate governance committee and our board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees. Our nominating and corporate governance committee's and our board of directors' priority in selecting board members is the identification of persons who will further the interests of our stockholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape, and professional and personal experiences and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Our amended and restated certificate of incorporation that became effective upon the completion of this offering and our amended and restated by-laws that will become effective on the date on which the registration statement of which this prospectus is part was declared effective by the U.S. Securities and Exchange Commission, or SEC, also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds (2/3) of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Director Independence

        Our board of directors has determined that all of the members of the board of directors, except Mr. O'Dowd and Dr. Pfeffer, are independent directors, including for purposes of the rules of the Nasdaq Global Select Market and the SEC. In making this independence determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. In considering the independence of the directors listed above, our board of directors considered the association of our directors with the holders of more than 5% of our common stock. Upon the completion of this offering, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable requirements of the Nasdaq Global Select Market and the rules and regulations of the SEC. There are no family relationships among any of our directors or executive officers. Mr. O'Dowd is not an independent director under these rules because he is an executive officer of our company. Similarly, Dr. Pfeffer is not an independent director under these rules because he was an executive officer of our company within the past three years.

Staggered Board

        In accordance with the terms of our amended and restated certificate of incorporation that will become effective upon the completion of this offering and our amended and restated by-laws that became effective on the date on which the registration statement of which this prospectus is part was declared effective by the SEC, our board of directors will be divided into three staggered classes of directors and each will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2019 for Class I directors, 2020 for Class II directors and 2021 for Class III directors.

  •
  Our Class I directors will be Eric S. Lander, Ph.D., Robert Kamen, Ph.D. and Julian Adams, Ph.D.;

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  Our Class II directors will be Robert Tepper, M.D. and Stephen A. Sherwin, M.D.; and

  •
  Our Class III directors will be Hugh O'Dowd, Meryl Zausner and Cary G. Pfeffer, M.D.

        Our amended and restated certificate of incorporation that will become effective upon the completion of this offering and our amended and restated bylaws that became effective on the date the registration statement of which this prospectus is part was declared effective by the SEC provide that the number of directors shall be fixed from time to time by a resolution of the majority of our board of directors.

        The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Board Leadership Structure and Board's Role in Risk Oversight

        Dr. Pfeffer is our chairman of our board of directors. We believe that separating the positions of Chief Executive Officer and chairman of the board of directors allows our Chief Executive Officer to focus on our day-to-day business, while allowing the chairman to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the Chief Executive Officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our chairman, particularly as the board of directors' oversight responsibilities continue to grow. While our amended and restated by-laws and corporate governance guidelines do not require that our chairman and Chief Executive Officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

        Risk is inherent with every business and how well a business manages risk can ultimately determine its success. We face a number of risks, including risks relating to our financial condition, development and commercialization activities, operations, strategic direction and intellectual property, as more fully discussed in the section titled "Risk Factors" appearing elsewhere in this prospectus. Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

        The role of the board of directors in overseeing the management of our risks is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The full board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on us and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairman of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next board meeting. This enables the board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Committees of Our Board of Directors

        Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will operate pursuant to a charter adopted by our board of directors and became effective upon the effectiveness of the registration statement of which this prospectus is a part. Upon the effectiveness of the registration statement of which this prospectus is a part, the composition and functioning of all of our committees complied with all applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq Stock Market, or Nasdaq, and SEC rules and regulations. Our board of directors may from time to time establish other committees.

Audit Committee

        Cary G. Pfeffer, M.D., Robert Kamen, Ph.D. and Meryl Zausner serve on the audit committee, which is chaired by Meryl Zausner. Our board of directors has determined that Robert Kamen, Ph.D. and Meryl Zausner are "independent" for audit committee purposes as that term is defined in the rules of the SEC and the current listing standards of Nasdaq, and each of our audit committee members has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Meryl Zausner as an "audit committee financial expert," as defined under the applicable rules of the SEC. The transition rules of the SEC require (1) one independent member at the time of listing, (2) a majority of independent members within 90 days of listing and (3) all independent members within one year of listing. Our board of directors intends to cause our audit committee to comply with the transition rules within the applicable time periods. The audit committee's responsibilities include:

  •
  appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

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  pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

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  reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

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  reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

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  coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

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  establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

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  recommending based upon the audit committee's review and discussions with management and our independent registered public accounting firm whether our audited financial statements shall be included in our Annual Report on Form 10-K;

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  monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

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  preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

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  reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

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  reviewing quarterly earnings releases.

Compensation Committee

        Cary G. Pfeffer, M.D., Julian Adams, Ph.D. and Stephen A. Sherwin, M.D. serve on the compensation committee, which is chaired by Stephen A. Sherwin, M.D. Our board of directors has determined that Julian Adams, Ph.D. and Stephen A. Sherwin, M.D. are "independent" as defined under current listing standards of Nasdaq. The composition of our compensation committee meets the requirements for independence under current SEC rules and regulations. The transition rules of the SEC require (1) one independent member at the time of listing, (2) a majority of independent members within 90 days of listing and (3) all independent members within one year of listing. Our board of directors intends to cause our compensation committee to comply with the transition rules within the applicable time periods. The compensation committee's responsibilities include:

  •
  annually reviewing and recommending to the board of directors the corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

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  evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and based on such evaluation: (i) recommending to the board of directors the cash compensation of our Chief Executive Officer and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;

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  reviewing and approving or recommending to the board of directors the cash compensation of our other executive officers;

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  reviewing and establishing our overall management compensation, philosophy and policy;

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  overseeing and administering our compensation and similar plans;

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  evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

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  reviewing and approving our policies and procedures for the grant of equity-based awards;

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  reviewing and recommending to the board of directors the compensation of our directors;

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  preparing the compensation committee report required by SEC rules, if and when required, to be included in our annual proxy statement; and

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  reviewing and approving the retention, termination or compensation of any consulting firm or outside advisor to assist in the evaluation of compensation matters.

Nominating and Corporate Governance Committee

        Robert Tepper, M.D., Cary G. Pfeffer, M.D. and Eric S. Lander, Ph.D. serve on the nominating and corporate governance committee, which is chaired by Robert Tepper, M.D. Our board of directors has determined that Robert Tepper, M.D. and Eric S. Lander, Ph.D. are "independent" as defined under current listing standards of Nasdaq. The composition of our nominating and corporate governance committee meets the requirements for independence under current SEC rules and regulations. The transition rules of the SEC require (1) one independent member at the time of listing, (2) a majority of independent members within 90 days of listing and (3) all independent members within one year of listing. Our board of directors intends to cause our nominating and corporate governance committee to comply with the transition rules within the applicable time periods. The nominating and corporate governance committee's responsibilities include:

  •
  developing and recommending to the board of directors criteria for board and committee membership;

  •
  establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

  •
  reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

  •
  identifying individuals qualified to become members of the board of directors;

  •
  recommending to the board of directors the persons to be nominated for election as directors and to each of the board's committees;

  •
  developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines; and

  •
  overseeing the evaluation of our board of directors and management.

        Our board of directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

        None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Corporate Governance

        We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. A current copy of the code is posted on the investor relations section of our website, which is located at www.neontherapeutics.com. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.

EXECUTIVE COMPENSATION

Executive Compensation Overview

        Our executive compensation program has reflected our growth and development-oriented corporate culture. To date, the compensation of the individuals listed below, whom we refer to as our named executive officers, has primarily consisted of a combination of base salary, bonuses and long-term incentive compensation. Our named executive officers, like all full-time employees, are eligible to participate in our health and welfare benefit plans. As we transition from a private company to a publicly traded company, we will evaluate our compensation values and philosophy and compensation plans and arrangements as circumstances require. At a minimum, we expect to review executive compensation annually with input from a compensation consultant. As part of this review process, we expect the board of directors and the compensation committee to apply our values and philosophy, while considering the compensation levels needed to ensure our executive compensation program remains competitive. We will also review whether we are meeting our retention objectives and the potential cost of replacing a key employee.

Summary Compensation Table

        The following table presents information regarding the total compensation awarded to, earned by, and paid to our named executive officer for services rendered to us in all capacities for the years indicated.

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)	Total ($)
Hugh O'Dowd	2017	425,000		—		—	—	170,000	—	595,000
President and Chief	2016	116,058	(3)	350,000	(4)	1,110,200	796,602	—	—	2,372,860
Executive Officer
Yasir B. Al-Wakeel, B.M.B.Ch.	2017	184,385	(5)	230,000	(6)	—	984,060	70,313	—	1,468,758
Chief Financial Officer
Richard Gaynor, M.D.	2017	360,000		—		—	—	113,400	—	473,400
President of Research	2016	54,692	(7)	150,000	(8)	62,400	470,963	—	10,565	748,620
and Development

(1)
Amounts reflect the aggregate grant date fair value of stock and option awards granted during the year calculated in accordance with the provisions of Financial Accounting Standards Board Accounting Standard Codification Topic 718, Compensation—Stock Compensation. For information regarding assumptions underlying the valuation of option awards, see Note 10 to our financial statements appearing at the end of this prospectus.

(2)
The amounts reported represent annual bonuses based upon the achievement of company and individual performance objectives for the year ended December 31, 2017.

(3)
Mr. O'Dowd's employment commenced with us on September 23, 2016. The 2016 salary reported reflects the pro rata portion of Mr. O'Dowd's annual salary of $425,000 from commencement of his employment through December 31, 2016. Mr. O'Dowd also serves as a member of our board of directors but does not receive any additional compensation for his service as a director.

(4)
The amount reported represents a relocation sign-on bonus of $200,000, which was paid in 2016 pursuant to the terms of Mr. O'Dowd's employment agreement. The amount reported also includes a bonus of $150,000 based on the closing of an equity financing or strategic partnership pursuant to the terms of Mr. O'Dowd's employment agreement.

(5)
Dr. Al-Wakeel's employment commenced with us on July 5, 2017. The 2017 salary reported reflects the pro rata portion of Dr. Al-Wakeel's annual salary of $375,000 from commencement of his employment through December 31, 2017.

(6)
The amount reported represents a sign-on bonus of $230,000, which was paid in 2017 pursuant to the terms of Dr. Al-Wakeel's employment agreement.

(7)
Dr. Gaynor's employment commenced with us on November 7, 2016. The 2016 salary reported reflects the pro rata portion of Dr. Gaynor's annual salary of $360,000 from commencement of his employment through December 31, 2016.

(8)
The amount reported represents a relocation sign-on bonus, which was paid in 2016 pursuant to the terms of Dr. Gaynor's employment agreement.

Narrative Disclosure to Summary Compensation Table

        Base Salary.    Each named executive officer's base salary is a fixed component of annual compensation for performing specific duties and functions, and has been established by our board of directors taking into account each individual's role, responsibilities, skills and experience.

        Cash Bonus.    Our annual bonus program is intended to reward our named executive officers for meeting objective or subjective performance goals for a fiscal year.

        Long-Term Equity Incentives.    Our equity grant program is intended to align the interests of our named executive officers with those of our stockholders and to motivate them to make important contributions to our performance.

Employment Arrangements and Severance Agreements with our Named Executive Officers

        We intend to enter into the below described employment agreements with each of our named executive officers, effective as of the completion of this offering, which will replace their existing offer letters.

New Employment Agreement with Mr. O'Dowd

        Under the new employment agreement with Mr. O'Dowd, Mr. O'Dowd will receive an annual base salary of $475,000, subject to review and adjustment by our board of directors or compensation committee, and he will be eligible to receive an annual cash incentive bonus with a target amount equal to 50% of his base salary. Pursuant to his new employment agreement, Mr. O'Dowd will also be eligible to participate in the employee benefit plans available to our employees, subject to the terms of those plans.

        Under Mr. O'Dowd's new employment agreement, in the event that Mr. O'Dowd's employment is terminated by us without "cause" or Mr. O'Dowd resigns for "good reason" (as each are defined in the employment agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, he will be entitled to receive (i) an amount equal to one times his base salary, payable in accordance with the Company's normal payroll procedures over the 12-month period following the date of termination, and (ii) if Mr. O'Dowd is participating in our group health, dental or vision plans immediately prior to his termination and elects COBRA health continuation, continuation of such group health coverage at the same rate as if he were an active employee, for up to 12 months. Mr. O'Dowd's new employment agreement also provides that, in lieu of the payments and benefits described above, in the event that Mr. O'Dowd's employment is terminated by us without cause or Mr. O'Dowd resigns for good reason, in either case upon, immediately prior to, or within 12 months following a "change in control" (as defined in the employment agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, he will be entitled to receive (i) a lump sum cash payment equal to 1.5 times the sum of his then-current base salary (or his base salary in effect immediately prior to the change in control, if higher) plus his target bonus in effect immediately prior to the change in control, (ii) if Mr. O'Dowd is participating in our group health, dental or vision plans immediately prior to his termination and elects COBRA health continuation, continuation of such group health coverage at the same rate as if he were an active employee, for up to 18 months, and (iii) full acceleration of all time-based equity awards held by Mr. O'Dowd.

New Employment Agreement with Dr. Gaynor

        Under the new employment agreement with Dr. Gaynor, Dr. Gaynor will receive an annual base salary of $390,024, subject to review and adjustment by our board of directors or compensation committee, and he will be eligible to receive an annual cash incentive bonus with a target amount equal to 40% of his base salary. Pursuant to his new employment agreement, Dr. Gaynor will also be eligible to participate in the employee benefit plans available to our employees, subject to the terms of those plans.

        Under Dr. Gaynor's new employment agreement, in the event that Dr. Gaynor's employment is terminated by us without "cause" or Dr. Gaynor resigns for "good reason" (as each are defined in the employment agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, he will be entitled to receive (i) an amount equal to one times his base salary, payable in accordance with the Company's normal payroll procedures over the 12 month period following the date of termination, and (ii) if Dr. Gaynor is participating in our group health, dental or vision plans immediately prior to his termination and elects COBRA health continuation, continuation of such group health coverage at the same rate as if he were an active employee, for up to 12 months. The employment agreement is also expected to provide that, in lieu of the payments and benefits described above, in the event that Dr. Gaynor's employment is terminated by us without cause or Dr. Gaynor resigns for good reason, in either case upon, immediately prior to, or within 12 months following a "change in control" (as defined in the employment agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, he will be entitled to receive (i) a lump sum cash payment equal to one times the sum of his then-current base salary (or his base salary in effect immediately prior to the change in control, if higher) plus his target bonus in effect immediately prior to the change in control, (ii) if Dr. Gaynor is participating in our group health, dental or vision plans immediately prior to his termination and elects COBRA health continuation, continuation of such group health coverage at the same rate as if he were an active employee, for up to 12 months, and (iii) full acceleration of all time-based equity awards held by Dr. Gaynor.

New Employment Agreement with Dr. Al-Wakeel

        Under the new employment agreement with Dr. Al-Wakeel, Dr. Al-Wakeel will receive an annual base salary of $382,500, subject to review and adjustment by our board of directors or compensation committee, and he will be eligible to receive an annual cash incentive bonus with a target amount equal to 40% of his base salary. Pursuant to his new employment agreement, Dr. Al-Wakeel will also be eligible to participate in the employee benefit plans available to our employees, subject to the terms of those plans.

        Under Dr. Al-Wakeel's new employment agreement, in the event that Dr. Al-Wakeel's employment is terminated by us without "cause" or Dr. Al-Wakeel resigns for "good reason" (as each are defined in the employment agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, he will be entitled to receive (i) an amount equal to one times his base salary, payable in accordance with the Company's normal payroll procedures over the 12-month period following the date of termination, and (ii) if Dr. Al-Wakeel is participating in our group health, dental or vision plans immediately prior to his termination and elects COBRA health continuation, continuation of such group health coverage at the same rate as if he were an active employee, for up to 12 months. The employment agreement is also expected to provide that, in lieu of the payments and benefits described above, in the event that Dr. Al-Wakeel's employment is terminated by us without cause or Dr. Al-Wakeel resigns for good reason, in either case upon, immediately prior to, or within 12 months following a "change in control" (as defined in the employment agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, he will be entitled to receive (i) a lump sum cash payment equal to one times the sum of his then-current base salary (or his base salary in effect immediately prior to the change in control, if higher) plus his target bonus in effect immediately prior to the change in control, (ii) if Dr. Al-Wakeel is participating in our group health, dental or vision plans immediately prior to his termination and elects COBRA health continuation, continuation of such group health coverage at the same rate as if he were an active employee, for up to 12 months, and (iii) full acceleration of all time-based equity awards held by Dr. Al-Wakeel.

Existing Offer Letter with Mr. O'Dowd

        For the year ended December 31, 2017, the annual base salary for Mr. O'Dowd was $425,000. For 2017, Mr. O'Dowd was eligible to earn an annual cash incentive bonus targeted at 40% of his base salary. Mr. O'Dowd is also eligible to participate in the employee benefit plans available to our employees, subject to the terms of those plans.

        Pursuant to Mr. O'Dowd's offer letter dated July 28, 2016, Mr. O'Dowd was eligible to receive a relocation bonus of $200,000, which was paid in 2016.

        Pursuant to Mr. O'Dowd's offer letter, in the event that he is terminated by us without "cause" or he terminates his employment for "good reason", subject to his execution of a separation agreement and general release, he will be entitled to (i) continuation of his base salary for a period of 12 months following his termination of employment and (ii) payment of up to 12 months of health insurance premiums provided under COBRA following his termination of employment at the same rate as we pay for active employees. Additionally, in the event Mr. O'Dowd is terminated within 12 months following, or 30 days preceding, a "change in control" (as defined in his offer letter), he will be entitled to full acceleration of any unvested equity awards. In the event of a change in control in which Mr. O'Dowd's equity awards are not assumed or continued by the acquiror or substituted for a similar award of the acquiror, Mr. O'Dowd's equity awards will vest in full.

Existing Offer Letter with Dr. Gaynor

        For the year ended December 31, 2017, the annual base salary for Dr. Gaynor was $360,000. For 2017, Dr. Gaynor was eligible to earn a discretionary annual cash performance bonus, determined by our board of directors based upon achievement of corporate and individual goals. Dr. Gaynor is also eligible to participate in the employee benefit plans available to our employees, subject to the terms of those plans.

        Pursuant to Dr. Gaynor's offer letter dated September 1, 2016, Dr. Gaynor also was eligible to receive three months of temporary housing and a relocation bonus of $150,000, which was paid in 2016.

        Pursuant to Dr. Gaynor's offer letter, in the event that he is terminated by us without "cause" (as defined in his offer letter) or he terminates his employment for "good reason" (as defined in his offer letter), subject to his execution of a separation agreement and general release, he will be entitled to (i) continuation of his base salary for a period of six months following his termination of employment and (ii) payment of up to six months of health insurance premiums provided under COBRA following his termination of employment at the same rate as we pay for active employees.

Existing Offer Letter with Dr. Al-Wakeel

        For the year ended December 31, 2017, the annual base salary for Dr. Al-Wakeel was $375,000. For 2017, Dr. Al-Wakeel was eligible to earn an annual cash incentive bonus targeted at 25% of his base salary in effect as of the last date of the calendar year to which the bonus pertains, determined by our board of directors based upon achievement of corporate and individual goals, and prorated for any partial years of service (including 2017). Dr. Al-Wakeel is also eligible to participate in the employee benefit plans available to our employees, subject to the terms of those plans. Pursuant to Dr. Al-Wakeel's offer letter dated May 12, 2017, Dr. Al-Wakeel also received a $230,000 signing bonus in connection with the commencement of his employment. If, prior to a "change in control" as defined in his offer letter, Dr. Al-Wakeel is terminated by us for "cause" (as defined in his offer letter) or he terminates his employment without "good reason" (as defined in his offer letter), then Dr. Al-Wakeel will be required to repay (i) 100% of the signing bonus (net of applicable withholdings) if the termination occurs before June 19, 2018 and (ii) 50% of the signing bonus (net of applicable withholdings) if the termination occurs on or after June 19, 2018 but before June 19, 2019.

        Pursuant to Dr. Al-Wakeel's offer letter, in the event that he is terminated by us without cause or he terminates his employment for good reason, subject to his execution of a separation agreement and general release, he will be entitled to (i) continuation of his base salary for a period of 12 months following his termination of employment and (ii) payment of up to 12 months of health insurance premiums provided under COBRA following his termination of employment at the same rate as we pay for active employees. In the event that situation occurs either within the 12-month period following or the 30-day period prior to a change in control and subject to his execution of a separation agreement and general release, 100% of Dr. Al-Wakeel's then-unvested equity and/or options to purchase shares of our common stock will accelerate and become fully vested.

Other Agreements

        We have also entered into employee confidentiality, inventions, non-solicitation and non-competition agreements with each of our named executive officers. Under such agreements, each named executive officer has agreed (1) not to compete with us during his or her employment and for a period of one year after the termination of such employment, (2) not to solicit our employees during his or her employment and for a period of one year after the termination of such employment, (3) to protect our confidential and proprietary information and (4) to assign to us related intellectual property developed during the course of his or her employment.

Outstanding Equity Awards at 2017 Fiscal Year-End

        The following table sets forth information concerning outstanding equity awards held by our named executive officers as of December 31, 2017.

		Option Awards(1)						Stock Awards(1)
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Hugh O'Dowd	9/23/2016	104,210	229,264	—		2.65	11/3/2026	—	—
	9/23/2016	—	—	40,025	(3)	2.65	11/3/2026	—	—
	9/23/2016	—	—	—		—	—	293,562	4,696,992
Yasir B. Al-Wakeel, B.M.B.Ch.	7/05/2017	—	210,000	—		5.80	8/14/2027	—	—
Richard Gaynor, M.D.	11/7/2016	59,771	160,923	—		2.65	11/7/2026	—	—
	11/7/2016	—	—	—		—	—	17,500	280,000

(1)
Unless otherwise specified, each award vests over four years, with 25% vesting on the first anniversary of the vesting commencement date, and the remaining shares vesting in 36 equal monthly installments thereafter, subject to a continued service relationship with us.

(2)
The market price of our common stock is based on the initial public offering price of $16.00 per share.

(3)
This option will commence vesting upon the closing of a strategic partnership that generates significant committed, non-dilutive capital, as determined by our board of directors. 25% of the shares will vest upon achievement of this milestone, and the remaining shares are scheduled to vest in 36 equal monthly installments thereafter.

Compensation Risk Assessment

        We believe that although a portion of the compensation provided to our executive officers and other employees is performance-based, our executive compensation program does not encourage excessive or unnecessary risk taking. This is primarily due to the fact that our compensation programs are designed to encourage our executive officers and other employees to remain focused on both short-term and long-term strategic goals. As a result, we do not believe that our compensation programs are reasonably likely to have a material adverse effect on us.

Employee Benefit and Equity Compensation Plans

2015 Stock Option and Grant Plan

        Our 2015 Stock Option and Grant Plan, or 2015 Plan, was adopted by our board of directors and approved by our stockholders on August 17, 2015. Under the 2015 Plan, we reserved for issuance an aggregate of 4,665,175 shares of our common stock as of May 15, 2018, subject to adjustment in the event of a stock split, reverse stock split, stock dividend, recapitalization, reclassification of shares, reorganization or other similar change in our capitalization.

        The shares of common stock underlying awards that are forfeited, cancelled, terminated, reacquired prior to vesting, satisfied without the issuance of shares of common stock or withheld to cover the exercise price or tax withholding are added back to the shares of common stock available for issuance under the 2015 Plan.

        Our board of directors has acted as administrator of the 2015 Plan. The administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, and to determine the specific terms and conditions of each award, subject to the provisions of the 2015 Plan. Persons eligible to participate in the 2015 Plan are those full or part-time employees, key persons, officers and directors of and consultants to, our company, as selected from time to time by the administrator in its discretion.

        The 2015 Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, (2) options that do not so qualify, (3) restricted stock, (4) unrestricted stock or (5) restricted stock units. For stock options, the administrator will determine the per share option exercise price and at what time or times each option may be exercised.

        The 2015 Plan provides that upon the occurrence of a merger, reorganization, consolidation, liquidation, dissolution, sale of all or substantially all of the Company's assets, acquisition of a majority of our voting stock or any other transaction that our board determines to be an acquisition of the business, or a Sale Event, all outstanding stock options will terminate and all outstanding restricted stock and restricted stock units will be forfeited if not assumed, continued or substituted with comparable awards by the successor entity. In the event of such termination, holders will be permitted to exercise any vested options (including those that will become vested as a result of the Sale Event) or we may, in our sole discretion, cancel such options in exchange for a cash payment equal to the value payable per share of stock in the Sale Event multiplied by the number of shares subject to the vested portion of the option, less the aggregate exercise price. In the event that restricted stock is forfeited in connection with a Sale Event, the 2015 Plan provides that the holder will be paid the lower of the purchase price paid for the restricted stock or the fair market value of the stock at the time of the sale event. We may, but are not required to, cancel the restricted stock in exchange for a price per share equal to the value payable per share of stock in the Sale Event.

        Our board of directors may amend or discontinue the 2015 Plan at any time, subject to stockholder approval where such approval is required by applicable law. Our board of directors may also amend or cancel any outstanding award, provided that no amendment to an award may adversely affect a participant's rights without his or her consent.

        The 2015 Plan will terminate automatically on August 17, 2025. However, awards previously granted may extend beyond that date. As of May 15, 2018, options to purchase 2,209,216 shares of common stock were outstanding under the 2015 Plan. Our board of directors has determined not to make any further awards under the 2015 Plan following the completion of this offering.

2018 Stock Option and Incentive Plan

        Our 2018 Stock Option and Incentive Plan, or the 2018 Plan, was adopted by our board of directors on March 15, 2018, and approved by our stockholders on June 13, 2018, and became effective on the date immediately prior to the date on which the registration statement of which this prospectus is part was declared effective by the SEC. The 2018 Plan will replace the 2015 Plan, as our board of directors has determined not to make additional awards under the 2015 Plan following the completion of our initial public offering. The 2018 Plan allows the compensation committee to make equity-based incentive awards to our officers, employees, directors and consultants.

        We have initially reserved 1,215,000 shares of our common stock for the issuance of awards under the 2018 Plan, or the Initial Limit. The 2018 Plan provides that the number of shares reserved and available for issuance under the 2018 Plan will automatically increase each January 1, beginning on January 1, 2019, by 4% of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee, or the Annual Increase. These limits are subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

        The shares we issue under the 2018 Plan will be authorized but unissued shares or shares underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated, other than by exercise under the 2018 Plan or 2015 Plan.

        The maximum number of shares that may be issued as incentive stock options may not exceed the Initial Limit cumulatively increased on January 1, 2019 and on each January 1 thereafter by the lesser of the Annual Increase or 1,336,500 shares.

        The 2018 Plan is administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2018 Plan. Persons eligible to participate in the 2018 Plan will be those full or part-time officers, employees, non-employee directors and consultants as selected from time to time by our compensation committee in its discretion.

        The 2018 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

        Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.

        Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of common stock that are free from any restrictions under the 2018 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant. Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock.

        The 2018 Plan provides that upon the effectiveness of a "sale event," as defined in the 2018 Plan, an acquirer or successor entity may assume, continue or substitute outstanding awards under the 2018 Plan. To the extent that awards granted under the 2018 Plan are not assumed or continued or substituted by the successor entity, upon the effective time of the sale event, such awards under the 2018 Plan shall terminate. In such case, except as may be otherwise provided in the relevant award certificate, all options and stock appreciation rights that are not exercisable immediately prior to the sale event shall become fully exercisable as of the effective time of the sale event, all other awards with time-based vesting, conditions or restrictions shall become fully vested and nonforfeitable as of the effective time of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with a sale event in the administrator's discretion or to the extent specified in the relevant award certificate. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) within a specified period of time prior to the sale event. In addition, in connection with the termination of the 2018 Plan upon a sale event, we may make or provide for a cash payment to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights and we may make or provide for a cash payment to participants holding other vested awards.

        Our board of directors may amend or discontinue the 2018 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder's consent. Certain amendments to the 2018 Plan require the approval of our stockholders.

        No awards may be granted under the 2018 Plan after the date that is 10 years from the date of stockholder approval of the 2018 Plan. Our board of directors has approved the grant of stock options to purchase 98,000 shares of common stock under the 2018 Plan, effective as of the effectiveness of the 2018 Plan.

Employee Stock Purchase Plan

        On March 15, 2018, our board of directors adopted the Employee Stock Purchase Plan, or the ESPP, and on June 13, 2018, our stockholders approved the ESPP. The ESPP is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code. The ESPP initially reserves and authorizes the issuance of up to a total of 270,000 shares of common stock to participating employees. The ESPP provides that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2019, and ending on January 1, 2028 by the lesser of (i) 405,000 shares of common stock, (ii) 1% of the outstanding number of shares of our common stock on the immediately preceding December 31 or (iii) such lesser number of shares as determined by the ESPP administrator. The number of shares reserved under the ESPP is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

        All employees whose customary employment is for more than 20 hours per week are eligible to participate in the ESPP, after completion of at least 30 days of employment. However, any participating employee who would own 5% or more of the total combined voting power or value of all classes of stock after an option were granted under the ESPP would not be eligible to purchase shares under the ESPP.

        We will make one or more offerings each year to our employees to purchase shares under the ESPP. Offerings will usually begin on each January 1 and July 1 and will continue for six-month periods, referred to as offering periods. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 business days before the relevant offering date.

        Each employee who is a participant in the ESPP may purchase shares by authorizing payroll deductions of up to 15% of his or her base compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase shares on the last business day of the offering period at a price equal to 85% of the fair market value of the shares on the first business day or the last business day of the offering period, whichever is lower, subject to a cap of such other lesser maximum numbers of shares as determined by the ESPP administrator. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of common stock, valued at the start of the purchase period, under the ESPP in any calendar year.

        The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee's rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

        The ESPP may be terminated or amended by our board of directors at any time. An amendment that increases the number of shares of common stock authorized under the ESPP and certain other amendments require the approval of our stockholders.

Senior Executive Cash Incentive Bonus Plan

        On March 15, 2018, our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. The Bonus Plan provides for cash bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or Corporate Performance Goals, as well as individual performance objectives.

        Our compensation committee may select Corporate Performance Goals from among the following: cash flow (including, but not limited to, operating cash flow and free cash flow); sales or revenue; corporate revenue; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our common stock; economic value-added; development, clinical, regulatory or commercial milestones; acquisitions or strategic transactions, partnerships or joint ventures; operating income (loss); return on capital, assets, equity, or investment; stockholder returns; return on sales; gross or net profit levels; productivity; expense efficiency; margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of our common stock; sales or market shares; number of customers; operating income and/or other strategic, financial or operational objectives, any of which may be measured in absolute terms, as compared to any incremental increase, in terms of growth, as compared to results of a peer group, against the market as a whole, compared to applicable market indices and/or measured on a pre-tax or post-tax basis.

        Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The Corporate Performance Goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the Corporate Performance Goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

401(k) Plan

        We maintain the Neon Therapeutics, Inc. 401(k) Plan, or the 401(k) plan, a tax-qualified retirement plan for our employees. Our 401(k) plan is intended to qualify under Section 401(k) of the Code so that contributions to our 401(k) plan by employees or by us, and the investment earnings thereon, are not taxable to the employees until withdrawn from our 401(k) plan, and so that contributions by us, if any, will be deductible by us when made. Under our 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and to have the amount of such reduction contributed to our 401(k) plan.

Limitations on Liability and Indemnification Matters

        Our amended and restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation

Law, or DGCL. Consequently, our directors are not personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

  •
  any transaction from which the director derived an improper personal benefit.

        Our amended and restated by-laws require us to indemnify our directors and officers to the maximum extent not prohibited by the DGCL and allow us to indemnify other employees and agents as set forth in the DGCL. Subject to certain limitations, our amended and restated by-laws also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted.

        We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation and amended and restated by-laws. These agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys' fees, judgments, penalties, fines and settlement amounts actually incurred by these individuals in any action or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which these individuals provide services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted.

        We believe that provisions of our amended and restated certificate of incorporation, and amended and restated by-laws and indemnification agreements are necessary to attract and retain qualified directors and officers. We also maintain directors' and officers' liability insurance.

        The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated by-laws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

        At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

DIRECTOR COMPENSATION

        The following table presents the total compensation for each person who served as a non-employee member of our board of directors and received compensation for such service during the year ended December 31, 2017. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any additional equity awards or non-equity awards to or pay any other compensation to any of the non-employee members of our board of directors in 2017. We reimburse non-employee members of our board of directors for reasonable travel and out-of-pocket expenses.

        Hugh O'Dowd, our President and Chief Executive Officer, did not receive any compensation for his service as a member of our board of directors during 2017. Mr. O'Dowd's compensation for service as an employee for fiscal year 2017 is presented above in the 2017 "Summary Compensation Table."

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Robert Kamen, Ph.D.(2)	—	—	—
Eric S. Lander, Ph.D.(3)	50,000	—	50,000
Stephen A. Sherwin, M.D.(4)	—	—	—
Cary G. Pfeffer, M.D.(5)	—	—	—
Robert Tepper, M.D.(5)	—	—	—
Meryl Zausner(6)	—	308,620	308,620
Julian Adams, Ph.D.	—	—	—

(1)
Amounts reflect the aggregate grant date fair value of stock and option awards granted during the year calculated in accordance with the provisions of Financial Accounting Standards Board Accounting Standard Codification Topic 718, Compensation—Stock Compensation. For information regarding assumptions underlying the valuation of option awards, see Note 10 to our financial statements appearing at the end of this prospectus.

(2)
Dr. Kamen transferred to two trusts an unexercised option to purchase 20,000 shares of our common stock, which was fully vested upon grant, and all of which was unexercised as of December 31, 2017. Dr. Kamen also transferred 60,000 shares of restricted stock to the two trusts and, as of December 31, 2017, 17,500 of these shares remained unvested.

(3)
Pursuant to a letter agreement with us, Dr. Lander is paid an annual cash retainer of $50,000 for being a founding member of the Company. As of December 31, 2017, Dr. Lander held 104,375 shares of unvested restricted stock.

(4)
As of December 31, 2017, Dr. Sherwin held 17,500 shares of unvested restricted stock. Dr. Sherwin also held an unexercised option to purchase 5,000 shares of our common stock, which was fully vested upon grant.

(5)
Dr. Pfeffer and Dr. Tepper are affiliates of Third Rock Ventures, LLC and receive no compensation for their services as directors.

(6)
As of December 31, 2017, Ms. Zausner held an unexercised option to purchase 40,000 shares of our common stock.

Non-Employee Director Compensation Policy

        Our board of directors has approved a non-employee director compensation policy, which became effective upon effectiveness of the registration statement of which this prospectus forms a part, that is designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors.

Under the policy, each director who is not an employee will be paid cash compensation quarterly in arrears from and after the completion of this offering, as set forth below:

	Member Annual Fee	Chairman Additional Annual Fee
Board of directors	$35,000	$30,000
Audit committee	7,500	7,500
Compensation committee	5,000	5,000
Nominating and corporate governance committee	4,000	4,000

        Non-employee directors may elect to receive all or a portion of their cash compensation in the form of unrestricted shares having a grant date fair value equal to the amount (or portion thereof) of such compensation.

        In addition, each non-employee director elected or appointed to our board of directors following the completion of this offering will be granted an initial, one-time stock option award to purchase 28,000 shares of our common stock on the date of such director's election or appointment to the board of directors, which will vest 33% on the first anniversary of the date of grant, with the remainder to vest monthly for the subsequent two years, subject to continued service through such vesting dates. On the date of the effectiveness of the registration statement of which this prospectus is a part and thereafter at each annual meeting of stockholders of our company, each continuing non-employee director was or will be, as applicable, granted an annual stock option award to purchase 14,000 shares of our common stock, which will vest in full of the earlier to occur of the first anniversary of the date of grant or the next annual meeting, subject to continued service as a director through such vesting date.

        The Company will reimburse all reasonable out-of-pocket expenses incurred by non-employee directors in attending meetings of the board of directors or any committee thereof.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Other than the compensation agreements and other arrangements described under "Executive Compensation" and "Director Compensation" in this prospectus and the transactions described below, since January 1, 2014, there has not been and there is not currently proposed, any transaction or series of similar transactions to which we were, or will be, a party in which the amount involved exceeded, or will exceed, $120,000 and in which any director, executive officer, holder of five percent or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.

Sales of Securities

Common Stock

        In October 2013, we issued and sold an aggregate of 2,000 shares of our common stock at a purchase price of $0.005 per share, for an aggregate purchase price of $10.00 to Third Rock Ventures III, L.P., or TRV III. In May 2015, we effected a forward stock split where every one share of common stock became 200 shares of common stock, such that TRV III's shares were increased from 2,000 to 400,000 shares of common stock.

        From August 2015 to October 2017, we issued and sold an aggregate of 735,525 shares of our restricted common stock at $0.05 per share and 280,000 shares of our restricted common stock at $0.005 per share, with an aggregate purchase price of $38,176 to three of our directors, each an accredited investor, and three executive officers in exchange for services to us. The following table summarizes purchases of our common stock by related persons.

Stockholder	Affiliated Director(s) or Officer(s)	Shares of Common Stock	Aggregate Purchase Price
5% Stockholders:
TRV III(1)	Cary G. Pfeffer, M.D. and Robert Tepper, Ph.D.	400,000	$10
Directors and Executive Officers:
Hugh O'Dowd		427,000	$21,350
Robert Ang, M.B.B.S.		259,525	$12,976
Richard Gaynor, M.D.		24,000	$1,200
Robert Kamen, Ph.D.(2)		60,000	$1,200
Eric S. Lander, Ph.D.(3)		200,000	$1,000
Stephen A. Sherwin, M.D.		45,000	$450

(1)
TRV III is an affiliate fund of Third Rock Ventures, LLC, or TRV, and is a holder of five percent or more of our capital stock. Cary G. Pfeffer, M.D. and Robert Tepper, M.D. are partners at TRV and members of our board of directors.

(2)
Shares originally issued to Dr. Kamen were transferred to trusts in December 2015 and January 2016.

(3)
66,000 of Dr. Lander's 200,000 shares were transferred to a trust in October 2017.

Series A Preferred Stock Financing

        In August 2015, with subsequent closings through November 2016, we issued and sold an aggregate of 55,500,000 shares of Series A preferred stock at a purchase price of $1.00 per share. Certain investors holding convertible notes issued in 2014 and 2015 used such notes to purchase our Series A preferred stock. Each share of our Series A preferred stock will convert automatically into 0.2 shares of our common stock immediately prior to the completion of this offering. The following table summarizes purchases of our Series A preferred stock by related persons:

Stockholder	Shares of Series A Preferred Stock	Total Purchase Price
TRV III(1)	45,000,000	$45,000,000	(2)
Clal Biotechnology Industries Ltd.(3)	5,000,000	$5,000,000
Access Industries Holdings LLC(4)	5,000,000	$5,000,000

(1)
TRV III is an affiliate fund of TRV and is a holder of five percent or more of our capital stock. Cary G. Pfeffer, M.D. and Robert Tepper, M.D. are partners at TRV and members of our board of directors.

(2)
$4,612,603 of TRV III's purchase price was funded by the cancellation or conversion of indebtedness (including principal and interest) under certain convertible promissory notes, issued by us to TRV III from September 2014 to July 2015.

(3)
Clal Biotechnology Industries Ltd. is an affiliate of Access Industries Holdings LLC, which is a holder of five percent or more of our capital stock. Julian Adams, Ph.D., a member of our board of directors, was formerly the President and Chief Science Officer of Clal Biotechnology Industries Ltd.

(4)
Access Industries Holdings LLC is a holder of five percent or more of our capital stock. Julian Adams, Ph.D., a member of our board of directors, was formerly the President and Chief Science Officer of Clal Biotechnology Industries Ltd., an affiliate of Access Industries Holdings LLC.

Series B Preferred Stock Financing

        In December 2016, with a subsequent closing in December 2017, we issued and sold an aggregate of 37,722,418 shares of Series B preferred stock at a purchase price of $2.81 per share. Each share of our Series B preferred stock will convert automatically into 0.2 shares of our common stock immediately prior to the completion of this offering. The following table summarizes purchases of our Series B preferred stock by related persons:

Stockholder	Shares of Series B Preferred Stock	Total Purchase Price
TRV III(1)	1,708,185	$4,800,000
Entities affiliated with Partner Fund Management L.P.(2)	7,473,309	$20,999,998
Entities affiliated with Fidelity(3)	8,189,860	$23,013,507
Access Industries Holdings LLC(4)	3,914,590	$10,999,998

(1)
TRV III is an affiliate fund of TRV and is a holder of five percent or more of our capital stock. Cary G. Pfeffer, M.D. and Robert Tepper, M.D. are partners at TRV and members of our board of directors.

(2)
Consists of: (i) 4,112,692 shares of Series B preferred stock purchased and received by Partner Investments, L.P., (ii) 777,525 shares of Series B preferred stock purchased and received by PFM Healthcare Emerging Growth Master Fund, L.P., (iii) 2,120,459 shares of Series B preferred stock purchased and received by PFM Healthcare Opportunities Master Fund, L.P., (iv) 425,942 shares of Series B preferred stock purchased and received by PFM Healthcare Master Fund, L.P. and (v) 36,691 shares of Series B preferred stock purchased and received by PFM Healthcare Principals Fund, L.P. All shares of Series B preferred stock originally issued to PFM Healthcare Opportunities Master Fund, L.P. were transferred to PFM Healthcare Master Fund, L.P. in May 2018.

(3)
Consists of: (i) 4,449,273 shares of Series B preferred stock purchased and received by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (ii) 2,396,816 shares of Series B preferred stock purchased and received by Fidelity Growth Company Commingled Pool and (iii) 1,343,771 shares of Series B preferred stock purchased and received by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund.

(4)
Access Industries Holdings LLC is a holder of five percent or more of our capital stock. Julian Adams, Ph.D., a member of our board of directors, was formerly the President and Chief Science Officer of Clal Biotechnology Industries Ltd., an affiliate of Access Industries Holdings LLC.

License Relationship with the Broad Institute, Inc.

        In November 2015, we entered into a license agreement with the Broad Institute, Inc., or Broad, pursuant to which we have been granted an exclusive worldwide license to certain intellectual property rights owned or controlled by Broad, the Dana-Farber Cancer Institute and The General Hospital Corporation d/b/a Massachusetts General Hospital. For additional information regarding the license agreement with Broad, see "Business—License Agreement with the Broad Institute, Inc." As consideration for the license, we paid Broad a non-refundable license fee of $75,000. As additional consideration for the license, we granted 60,000 shares of restricted common stock to Broad, which were determined to have a fair value of $0.1 million. Under the terms of the agreement, we must pay Broad immaterial annual license maintenance fees. Additionally, we reimbursed Broad $0.6 million for a portion of past patent expenses and will reimburse Broad for future patent expenses. We could be obligated to make up to $12.6 million of developmental milestone payments to Broad if certain development milestones are achieved over the term of the license agreement. Additionally, under the terms of the license agreement, we could be obligated to make up to an aggregate of $97.5 million of payments upon the achievement of specified sales milestones and to pay tiered royalties of low to mid single-digit percentages on net sales of products licensed under the agreement. We are required to pay Broad between 10% to 30% of any consideration received by us from a sublicensee in consideration for a sublicense, which percentage is based on certain events set forth in the license agreement. No developmental or commercial milestones have been achieved to date. We made payments to Broad of $0.2 million and $0.5 million during the three months ended March 31, 2018 and 2017, respectively, and $0.9 million and $0.4 million during the years ended December 31, 2017 and 2016, respectively. One member of our board of directors, Eric S. Lander, Ph.D., is a founding director and the current president of Broad. None of the fees we pay to Broad will be paid directly or indirectly to Dr. Lander.

        See "Note 14 to Notes to Consolidated Financial Statements" for additional related party transactions with Broad.

Participation in this Offering

        Certain of our existing stockholders and their affiliated entities have agreed to purchase an aggregate of approximately $25.0 million of shares of our common stock in this offering at the initial public offering price per share and on the same terms as the other purchasers in this offering.

Amended and Restated Investors' Rights Agreement

        We are a party to an amended and restated investors' rights agreement, or the investor rights agreement, dated as of December 28, 2016, with holders of our preferred stock, including some of our 5% stockholders and entities affiliated with our directors. The investor rights agreement provides these holders the right, following the completion of this offering, to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. See

"Description of Capital Stock—Registration Rights" for additional information regarding these registration rights.

Amended and Restated Stockholders Agreement

        We are a party to an amended and restated stockholders agreement, or the stockholders agreement, dated as of December 28, 2016, as amended, with holders of our preferred stock, including some of our 5% stockholders and entities affiliated with our directors. Such holders consisted of entities affiliated with TRV III, Fidelity, Partner Fund Management L.P. and Access Industries Holdings LLC, each of which is a 5% stockholder. Each of TRV III and Access Industries Holdings LLC have appointed representatives to our board of directors. The stockholders agreement provides the holders the right to elect certain directors to our board of directors. Pursuant to the stockholders agreement, we agreed to appoint to our board of directors two representatives designated by TRV III, who are currently Drs. Pfeffer and Tepper, and one representative designated by Access Industries Holdings LLC and Clal Biotechnology Industries Ltd., who is currently Dr. Adams. In addition, the stockholders agreement provides the holders of preferred stock a secondary right of refusal to participate in any proposed transfers of stock by key holders and a right of co-sale. The stockholders agreement shall terminate upon the completion of this offering.

Management and Consulting Services

        During the three months ended March 31, 2018, we did not incur any consulting fees to TRV. During the three months ended March 31, 2017, and the years ended December 31, 2017 and 2016, we incurred consulting fees to TRV in the amount of $0.1 million, $0.1 million and $1.0 million, respectively. TRV is a management company that provides services to us and TRV III is the beneficial owner of more than 5% of our voting securities. Dr. Pfeffer was our President and Chief Executive Officer from May 2015 to September 2016 and is a partner at TRV. Dr. Tepper was our President and Interim Chief Executive Officer from October 2013 until May 2015 and is a partner at TRV. These consulting fees were paid to TRV in amounts mutually agreed upon in advance by us and TRV in consideration of certain strategic and ordinary course business operations and such services were provided to us on an as-needed basis, from time to time and at our request, by individuals related to TRV. Such fees were payable pursuant to invoices submitted to us by TRV from time to time. None of these consulting fees were paid directly or indirectly to Drs. Pfeffer or Tepper. The consulting fees paid to TRV did not exceed 5% of the consolidated gross revenue of TRV during any of these fiscal years.

Executive Officer and Director Compensation

        See the section titled "Executive Compensation" for information regarding compensation of our executive officers and directors.

Indemnification Agreements

        In connection with this offering, we intend to enter into agreements to indemnify our directors and executive officers. These agreements will, among other things, require us to indemnify these individuals for certain expenses (including attorneys' fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our company or that person's status as a member of our board of directors to the maximum extent allowed under Delaware law.

Policies for Approval of Related Party Transactions

        Our board of directors reviews and approves transactions with directors, officers and holders of 5% or more of our voting securities and their affiliates, each a related party. Prior to this offering, the material facts as to the related party's relationship or interest in the transaction have been disclosed to our board of directors prior to their consideration of such transaction, and the transaction has not been considered approved by our board of directors unless a majority of the directors who are not interested in the transaction approved the transaction. Further, when stockholders have been entitled to vote on a transaction with a related party, the material facts of the related party's relationship or interest in the transaction have been disclosed to the stockholders, who would approve the transaction in good faith.

        In connection with this offering, we adopted a written related party transactions policy that such transactions must be approved by our audit committee. This policy became effective on the date on which the registration statement of which this prospectus is part was declared effective by the SEC. Pursuant to this policy, the audit committee has the primary responsibility for reviewing and approving or disapproving "related party transactions," which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members.

PRINCIPAL STOCKHOLDERS

        The following table sets forth certain information known to us regarding beneficial ownership of our capital stock as of May 15, 2018, as adjusted to reflect the sale of common stock offered by us in this offering, for:

  •
  each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our capital stock;

  •
  each of our named executive officers;

  •
  each of our directors; and

  •
  all of our executive officers and directors as a group.

        To the extent that the underwriters sell more than 6,250,000 shares in this offering, the underwriters have the option to purchase up to an additional 937,500 shares at the initial public offering price less the underwriting discount.

        Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power, and includes securities that the individual or entity has the right to acquire, such as through the exercise of stock options, within 60 days of May 15, 2018. Except as noted by footnote, and subject to community property laws where applicable, we believe, based on the information provided to us, that the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them.

        The percentage of beneficial ownership prior to this offering in the table below is based on 21,949,264 shares of common stock deemed to be outstanding as of May 15, 2018, assuming the conversion of all outstanding shares of our preferred stock upon the completion of this offering into an aggregate of 18,644,462 shares of common stock upon the completion of this offering, and the percentage of beneficial ownership at this offering in the table below is based on 28,199,264 shares of common stock assumed to be outstanding after the completion of the offering. The information in the table below assumes no exercise of the underwriters' option to purchase additional shares.

        Certain of our existing stockholders and their affiliated entities have agreed to purchase an aggregate of approximately $25.0 million of shares of our common stock in this offering at the initial public offering price per share and on the same terms as the other purchasers in this offering. The table below does not give effect to the purchases by such stockholders in this offering.

        Except as otherwise noted below, the address for persons listed in the table is c/o Neon Therapeutics, Inc., 40 Erie Street, Suite 110, Cambridge, Massachusetts, 02139.

		Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned Prior to Offering	Before Offering	After Offering
5% Stockholders:
Third Rock Venture III, L.P.(1)	9,741,636	44.4%	34.5%
Entities affiliated with Access Industries Holdings LLC(2)	2,782,913	12.7%	9.9%
Entities affiliated with Fidelity(3)	1,637,970	7.5%	5.8%
Entities affiliated with Partner Fund Management, L.P.(4)	1,494,658	6.8%	5.3%
Named Executive Officers and Directors:
Hugh O'Dowd(5)	572,895	2.6%	2.0%
Cary G. Pfeffer, M.D.	—	—	—
Julian Adams, Ph.D.	—	—	—
Yasir B. Al-Wakeel, B.M.B.Ch.(6)	52,500	* %	* %
Richard Gaynor, M.D.(7)	115,956	* %	* %
Robert Kamen, Ph.D.	—	—	—
Eric S. Lander, Ph.D.(8)	134,000	* %	* %
Stephen A. Sherwin, M.D.(9)	50,000	* %	* %
Robert Tepper, M.D.(10)	—	—	—
Meryl Zausner(11)	6,666	* %	* %
All executive officers and directors as a group (11 persons)(12)	1,191,542	5.3%	4.1%

*
Represents beneficial ownership of less than 1%.

(1)
Consists of: (i) 400,000 shares of common stock, (ii) 8,999,999 shares of common stock issuable upon conversion of shares of Series A preferred stock held by Third Rock Ventures III, L.P., or TRV III LP, and (iii) 341,637 shares of common stock issuable upon conversion of shares of Series B preferred stock held by TRV III LP. Each of Third Rock Ventures III GP, LP, or TRV III GP, the general partner of TRV III LP, Third Rock Ventures GP III, LLC, or TRV III LLC, the general partner of TRV III GP, and Mark Levin, Kevin Starr and Dr. Tepper, the managers of TRV II LLC, may be deemed to share voting and investment power over the shares held of record by TRV III LP. Each of Third Rock Ventures III GP, LP, or TRV III GP, the general partner of TRV III LP, and Third Rock Ventures GP III, LLC, TRV III LLC, the general partner of TRV III GP, and Mark Levin, Kevin Starr and Dr. Tepper, the managers of TRV III LLC, may be deemed to share voting and investment power over the shares held of record by TRV III LP. The address for each of TRV II LP and TRV III LP is 29 Newbury Street, Suite 401, Boston, MA 02116.

(2)
Consists of: (i) 999,998 shares of common stock issuable upon conversion of shares of Series A preferred stock held by Access Industries Holdings LLC, or Access, (ii) 999,998 shares of common stock issuable upon conversion of shares of Series A preferred stock held by Clal Biotechnology Industries Ltd., or CBI, and (iii) 782,917 shares of common stock issuable upon conversion of shares of Series B preferred stock held by Access. CBI is a public company traded on Tel Aviv stock exchange. CBI's direct controlling shareholder is Clal Industries Ltd., or CI. CI is a private company which is ultimately controlled by Mr. Len Blavatnik through Access. Each of CI and Access may be deemed to share voting and investment power over the shares held of record by CBI. Each of CI and Access disclaim beneficial ownership of all shares held by CBI, except to the extent of their pecuniary interest therein. The address for Access is c/o Access Industries, Inc., 40 W. 57th Street, 28th Floor, New York, NY 10019 and the address for CBI is 3 Azrieli Center Triangle Tower, 45th Floor, 132 Menachem Begin Road, Tel Aviv 6702301, Israel.

(3)
Consists of: (i) 889,854 shares of common stock issuable upon conversion of shares of Series B preferred stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, or Fidelity Growth Fund, (ii) 479,362 shares of common stock issuable upon conversion of shares of Series B preferred stock held by Fidelity Growth Company Commingled Pool, or Fidelity Commingled Pool, and (iii) 268,754 shares of common stock issuable upon conversion of shares of Series B preferred stock held by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, or Fidelity Series Fund. These accounts are managed by direct or indirect subsidiaries of FMR LLC. Edward C. Johnson 3d is a Director and the Chairman of FMR LLC and Abigail P. Johnson is a Director, the Vice Chairman and the President of FMR LLC. Members of the family of Edward C. Johnson 3d, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act, or Fidelity Funds, advised by Fidelity Management & Research Company, or FMR Co, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees. The address for Fidelity Select Portfolios is Brown Brothers Harriman & Co., 525 Washington Blvd., Jersey City, NJ 07310, Attn: Michael Lerman, 15th Floor, Corporate Actions, the address for Fidelity Advisor Series VII is State Street Bank & Trust, PO Box 5756, Boston, Massachusetts 02206, Attn: Bangle & Co fbo Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund, and the address for Fidelity Securities Fund is The Northern Trust Company, Attn: Trade Securities Processing, C-1N, 801 South Canal Street, Chicago, IL 60607, Fidelity Securities Fund: Fidelity OTC Portfolio, Reference account #26-68304.

(4)
Consists of: (i) 822,537 shares of common stock issuable upon conversion of shares of Series B preferred stock held by Partner Investments, L.P., (ii) 155,504 shares of common stock issuable upon conversion of shares of Series B preferred stock held by PFM Healthcare Emerging Growth Master Fund, L.P., (iii) 509,279 shares of common stock issuable upon conversion of shares of Series B preferred stock held by PFM Healthcare Master Fund, L.P., and (iv) 7,338 shares of common stock issuable upon conversion of shares of Series B preferred stock held by PFM Healthcare Principals Fund, L.P. The address of the principal business office of such entities and persons is c/o Partner Fund Management, L.P., 4 Embarcadero Center, Suite 3500, San Francisco, CA 94111.

(5)
Consists of: (i) 427,000 shares of restricted common stock and (ii) 145,895 shares of common stock underlying options exercisable within 60 days of May 15, 2018.

(6)
Consists of 52,500 shares of common stock underlying options exercisable within 60 days of May 15, 2018.

(7)
Consists of: (i) 24,000 shares of restricted common stock and (ii) 91,956 shares of common stock underlying options exercisable within 60 days of May 15, 2018.

(8)
Consists of 134,000 shares of restricted common stock.

(9)
Consists of: (i) 45,000 shares of restricted common stock and (ii) 5,000 shares of common stock underlying options exercisable within 60 days of May 15, 2018.

(10)
Dr. Tepper is affiliated with TRV III LP. Each of TRV III GP, the general partner of TRV III LP, and TRV III LLC, the general partner of TRV III GP, and Mark Levin, Kevin Starr and Dr. Tepper, the managers of TRV III LLC, may be deemed to have voting and investment power over the shares held of record by TRV III LP. No stockholder, director, officer, manager, member or employee of TRV II GP, TRV III GP or TRV III LLC has beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of any shares held by TRV III LP.

(11)
Consists of 6,666 shares of common stock underlying options exercisable within 60 days of May 15, 2018.

(12)
See notes (5) through (11) above; also includes Robert Ang, who is an executive officer but not a named executive officer.

 DESCRIPTION OF CAPITAL STOCK

        The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation, which will be effective upon the completion of this offering and amended and restated by-laws, which became effective on the date of the effectiveness of the registration statement of which this prospectus is a part. The descriptions of the common stock and preferred stock give effect to changes to our capital structure that will occur immediately prior to the completion of this offering. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated by-laws as our by-laws.

General

        Upon completion of this offering, our authorized capital stock will consist of 150,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share, all of which shares of preferred stock will be undesignated.

        As of May 15, 2018, 3,304,802 shares of our common stock and 93,222,418 shares of our preferred stock were outstanding and held by 82 stockholders of record. The number of shares of common stock outstanding does not take into account the conversion of all outstanding shares of our preferred stock into common stock upon the completion of this offering.

Common Stock

        The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

        In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

Preferred Stock

        Upon the completion of this offering, all outstanding shares of our preferred stock will be converted into shares of our common stock. Upon the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of shares of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that the holders of shares of common stock will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after the completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Registration Rights

        Upon the completion of this offering, the holders of 18,644,462 shares of our common stock, including those issuable upon the conversion of preferred stock will be entitled to rights with respect to the registration of these securities under the Securities Act of 1933, as amended. These rights are provided under the terms of an investors' rights agreement between us and holders of our preferred stock. The investors' rights agreement includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations under this agreement will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand Registration Rights

        Beginning 180 days after the effective date of this registration statement, the holders of 18,644,462 shares of our common stock, including those issuable upon the conversion of preferred stock upon completion of this offering, are entitled to demand registration rights. Under the terms of the investors' rights agreement, we will be required, upon the written request of holders of at least 25% of these securities that would result in an aggregate offering price of at least $3.0 million, to file a registration statement and use best efforts to effect the registration of all or a portion of these shares for public resale. We are required to effect only two registrations pursuant to this provision of the investors' rights agreement.

Short-Form Registration Rights

        Pursuant to the investors' rights agreement, if we are eligible to file a registration statement on Form S-3, upon the written request of at least 10% of the holders of registrable securities to sell registrable securities at an aggregate price of at least $1.0 million, we will be required to use commercially reasonable efforts to effect a registration of those shares. We are required to effect only two registrations in any 12-month period pursuant to this provision of the investors' rights agreement. The right to have those shares registered on Form S-3 is further subject to other specified conditions and limitations.

Piggyback Registration Rights

        Pursuant to the investors' rights agreement, if we register any of our securities either for our own account or for the account of other security holders, the holders of the registrable securities are entitled to include their shares in the registration. Subject to certain exceptions contained in the investors' rights agreement, we and the underwriters may limit the number of shares included in the underwritten offering to the number of shares which we and the underwriters determine in our sole discretion will not jeopardize the success of the offering.

Indemnification

        Our investors' rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expiration of Registration Rights

        The demand registration rights and short form registration rights granted under the investors' rights agreement will terminate on the fifth anniversary of the completion of this offering or at such time after this offering when the holders' shares may be sold without restriction pursuant to Rule 144 within a three-month period.

Anti-Takeover Effects of our Certificate of Incorporation and By-laws and Delaware Law

        Our certificate of incorporation and by-laws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies

        Our certificate of incorporation provides for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of two-thirds (2/3) or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.

No Written Consent of Stockholders

        Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This requirement may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of Stockholders

        Our certificate of incorporation and by-laws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements

        Our by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our by-laws specify the requirements as to form and content of all stockholders' notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to Certificate of Incorporation and By-laws

        Any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and the amendment of our by-laws and certificate of incorporation must be approved by not less than two-thirds (2/3) of the outstanding shares entitled to vote on the amendment, and not less than two-thirds (2/3) of the outstanding shares of each class entitled to vote thereon as a class. Our by-laws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the by-laws, and may also be amended by the affirmative vote of at least two-thirds (2/3) of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated Preferred Stock

        Our certificate of incorporation provides for 10,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Choice of Forum

        Our amended and restated bylaws to become effective upon the closing of this offering provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of or based on a breach of a fiduciary duty owed by any of our current or former directors, officers and employees to us or our stockholders, (iii) any action asserting a claim against us or any of our current or former directors, officers, employees or stockholders arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Our amended and restated bylaws further provide that, unless we consent in writing to an alternative forum, the United States District Court for the District of Massachusetts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. We have chosen the United States District Court for the District of Massachusetts as the exclusive forum for these causes of action because our principal executive offices are located in Cambridge, Massachusetts. Some companies that have adopted similar federal district court forum selection provisions are currently subject to a suit in the Court of Chancery of the State of Delaware by stockholders who assert that the federal district court forum selection provision is not enforceable. We recognize that the federal district court forum selection clause may impose additional litigation costs on stockholders who assert the provision is not enforceable and may impose more general additional litigation costs in pursuing any these claims, particularly if the stockholders do not reside in or near the Commonwealth of Massachusetts. Additionally, the forum selection clauses in our amended and restated bylaws may limit our stockholders' ability to obtain a favorable judicial forum for disputes with us. Alternatively, if the federal district court forum selection provision is found inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could have an adverse effect on our business, prospects, financial condition or results of operations. The United States District Court for the District of Massachusetts may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Section 203 of the Delaware General Corporation Law

        Upon the completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

  •
  before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

  •
  at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds (2/3) of the outstanding voting stock which is not owned by the interested stockholder.

        Section 203 defines a business combination to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

  •
  subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Nasdaq Global Select Market Listing

        Our common stock has been approved for listing on the Nasdaq Global Select Market under the trading symbol "NTGN."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. The transfer agent and registrar's address is 250 Royall Street, Canton, Massachusetts 02021, and its telephone number is (800) 962-4284.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our shares. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

        Based on the number of shares outstanding as of May 15, 2018, upon the completion of this offering, 28,199,264 shares of our common stock will be outstanding. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, may only be sold in compliance with the limitations described below. All remaining shares of common stock held by existing stockholders immediately prior to the completion of this offering will be "restricted securities" as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, summarized below.

Rule 144

        In general, a person who has beneficially owned restricted stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Securities Exchange Act of 1934, as amended, or the Exchange Act, periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

  •
  1% of the number of shares then outstanding, which will equal approximately 281,992 shares immediately after this offering, assuming no exercise of the underwriters' option to purchase additional shares, based on the number of shares outstanding as of May 15, 2018; or

  •
  the average weekly trading volume of our common stock on the Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

        Certain of our existing stockholders and their affiliated entities have agreed to purchase an aggregate of approximately $25.0 million of shares of our common stock in this offering at the initial public offering price per share and on the same terms as the other purchasers in this offering. Shares of common stock purchased by stockholders who are considered to be our affiliates may only be resold in the public market following this offering subject to restrictions under securities laws as described above.

Rule 701

        Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

        However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under "Underwriting" included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

        We, our directors and executive officers and holders of substantially all of our common stock have signed a lock-up agreement that prevent us and them from selling any of our common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of not less than 180 days from the date of this prospectus without the prior written consent of the Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, subject to certain exceptions. See the section entitled "Underwriters" appearing elsewhere in this prospectus for more information.

Registration Rights

        Upon completion of this offering, certain holders of our securities will be entitled to various rights with respect to registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See "Description of Capital Stock—Registration Rights" appearing elsewhere in this prospectus for more information.

Equity Incentive Plans

        We intend to file one or more registration statements on Form S-8 under the Securities Act to register our shares issued or reserved for issuance under our equity incentive plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above. As of May 15, 2018, we estimate that such registration statement on Form S-8 will cover approximately 3,694,216 shares.

 MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF COMMON STOCK

        The following discussion is a summary of the material U.S. federal income tax considerations applicable to non-U.S. holders (as defined below) with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering. For purposes of this discussion, a non-U.S. holder means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

  •
  a non-resident alien individual;

  •
  a foreign corporation or any other foreign organization taxable as a corporation for U.S. federal income tax purposes; or

  •
  a foreign estate or trust, the income of which is not subject to U.S. federal income tax on a net income basis.

        This discussion does not address the tax treatment of partnerships or other entities that are pass-through entities for U.S. federal income tax purposes or persons that hold their common stock through partnerships or other pass-through entities. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of acquiring, holding and disposing of our common stock through a partnership or other pass-through entity, as applicable.

        This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any such change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus. There can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax consequences described herein. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset, generally property held for investment.

        This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes, the alternative minimum tax, the Medicare tax on net investment income or any U.S. federal tax other than the income tax (including, for example, the estate tax). This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

  •
  insurance companies;

  •
  tax-exempt or governmental organizations;

  •
  financial institutions;

  •
  brokers or dealers in securities;

  •
  regulated investment companies;

  •
  pension plans;

  •
  "controlled foreign corporations," "passive foreign investment companies," and corporations that accumulate earnings to avoid U.S. federal income tax;

  •
  "qualified foreign pension funds," or entities wholly owned by a "qualified foreign pension fund";

  •
  partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and partners and investors therein);

  •
  persons that have a functional currency other than the U.S. dollar;

  •
  persons deemed to sell our common stock under the constructive sale provisions of the Code;

  •
  persons that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;

  •
  persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

  •
  persons for whom our stock constitutes "qualified small business stock" within the meaning of Section 1202 of the Code;

  •
  investors in pass-through entities (or entities that are treated as disregarded entities for U.S. federal income tax purposes); and

  •
  certain U.S. expatriates.

        This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock.

Distributions on Our Common Stock

        Distributions, if any, on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder's investment, up to such holder's tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in "Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock." Any such distributions will also be subject to the discussions below under the sections titled "Backup Withholding and Information Reporting" and "Withholding and Information Reporting Requirements—FATCA."

        Subject to the discussion in the following two paragraphs in this section, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder's country of residence.

        Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder's country of residence.

        A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder's country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing a U.S. tax return with the IRS.

Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock

        Subject to the discussions below under "Backup Withholding and Information Reporting" and "Withholding and Information Reporting Requirements—FATCA," a non-U.S. holder generally will not be subject to any U.S. federal income tax on any gain realized upon such holder's sale or other taxable disposition of shares of our common stock unless:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a U.S. trade or business and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed-base maintained by such non-U.S. holder in the United States, in which case the non-U.S. holder generally will be taxed on a net income basis at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in "Distributions on Our Common Stock" also may apply;

  •
  the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder's country of residence) on the net gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

  •
  we are, or have been, at any time during the five-year period preceding such sale of other taxable disposition (or the non-U.S. holder's holding period, if shorter) a "U.S. real property holding corporation," unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. If we are determined to be a U.S. real property holding corporation and the foregoing exception does not apply, then the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code), except that the branch profits tax generally will not apply. If we are a U.S. real property holding corporation and our common stock is not regularly traded on an established securities market, a non-U.S. holder's proceeds received on the disposition of shares will also generally be subject to withholding at a rate of 15%. Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

Backup Withholding and Information Reporting

        We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above in "Distributions on Our Common Stock," generally will be exempt from U.S. backup withholding.

        Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them. Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that an appropriate claim is filed with the IRS in a timely manner.

Withholding and Information Reporting Requirements—FATCA

        The Foreign Account Tax Compliance Act, or FATCA, generally imposes a U.S. federal withholding tax at a rate of 30% on payments of dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign entity unless (i) if the foreign entity is a "foreign financial institution," such foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a "foreign financial institution," such foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise exempt under FATCA. Under applicable U.S. Treasury regulations, withholding under FATCA currently applies to payments of dividends on our common stock, but will only apply to payments of gross proceeds from a sale or other disposition of our common stock made after December 31, 2018. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of this withholding tax. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

UNDERWRITERS

        Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	2,625,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,312,500
Mizuho Securities USA LLC	781,250
Oppenheimer & Co. Inc.	531,250

Total	6,250,000

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 937,500 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

        Certain of our existing stockholders and their affiliated entities have agreed to purchase an aggregate of approximately $25.0 million of shares of our common stock in this offering at the initial public offering price per share and on the same terms as the other purchasers in this offering. The underwriters will receive the same underwriting discount and commissions on these shares of common stock as they will on any other shares of common stock sold to the public in this offering.

        The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 937,500 shares of common stock.

	Total
	Per Share	No Exercise	Full Exercise
Public offering price	$16.00	$100,000,000	$115,000,000
Underwriting discounts and commissions to be paid by us	$1.12	$7,000,000	$8,050,000
Proceeds, before expenses, to us	$14.88	$93,000,000	$106,950,000

        The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $3.4 million. We have also agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $40,000.

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

        Our common stock has been approved for listing on the Nasdaq Global Select Market under the trading symbol "NTGN".

        We and all directors and officers and the holders of substantially all of our outstanding securities have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the "restricted period"):

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

  •
  file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

        The restrictions described in the immediately preceding paragraph do not apply to our directors, officers and securityholders with respect to, among other things:

  •
  the sale of shares to the underwriters;

  •
  transactions by a securityholder relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, is required or voluntarily made during the restricted period;

  •
  transfers by a securityholder of shares of common stock or any security convertible into or exercisable or exchangeable for common stock (i) to an immediate family member of the securityholder or trust formed for the benefit of an immediate family member of the securityholder, (ii) as a bona fide gift, or by will or intestacy, (iii) if the securityholder is a corporation, limited liability company, partnership or other business entity (A) to another corporation, limited liability company, partnership or other business entity that controls, is controlled by or is under common control with the securityholder or (B) as part of a disposition, transfer or distribution by the securityholder to its equity holders, or (iv) if the securityholder is a trust to a trustee or beneficiary of the trust, provided that in each case, the transferee, donee or distributee signs and delivers a lock-up agreement and no filing under the Exchange Act or other public announcement is required or voluntarily made during the restricted period, other than required filings on Schedule 13D or 13G or on Form 13F under the Exchange Act that includes a footnote describing these circumstances;

  •
  transfers to any corporation, limited liability company, partnership or other entity with whom the securityholders shares an investment manager or advisor, provided that (i) the transfer does not involve the payment of consideration, (ii) each transferee, donee or distributee signs and delivers a lock-up agreement and (iii) no filing under the Exchange Act or other public announcement is required or voluntarily made during the restricted period, other than required filings on a Schedule 13D or 13G or on Form 13F under the Exchange Act that includes a footnote describing these circumstances;

  •
  transfers by a securityholder of shares of common stock or any securities convertible into common stock to us upon a vesting event of our securities or upon the exercise of options or warrants to purchase common stock on a "cashless" or "net exercise" basis, provided that such securities are outstanding on the date of this prospectus and no filing under the Exchange Act is required or voluntarily made during the restricted period, other than a Form 4 filing that reports the disposition under transaction code "F" and includes a footnote describing these circumstances;

  •
  the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period;

  •
  transfers by a securityholder of shares of common stock or any security convertible into or exercisable or exchangeable for common stock to us in connection with the termination of the securityholder's employment or other service relationship with us, pursuant to agreements under which the shares were issued and we have the option to repurchase such shares or securities, provided that no filing under the Exchange Act is required or voluntarily made during the restricted period, other than a Form 4 filing that includes a footnote describing these cirucmstances;

  •
  the transfer of shares of common stock or any security convertible into or exercisable or exchangeable for common stock that occurs pursuant to a qualified domestic order or in connection with a divorce settlement, subject to customary restrictions; or

  •
  the transfer of shares of common stock or any security convertible into or exercisable or exchangeable for common stock in connection with the consummation of a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of common stock involving a change of control of us after the completion of this offering, provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, such shares of common stock remain subject to the terms of the agreement.

        Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

        In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationships

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging. financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

        In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

        Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated for any such offer; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

United Kingdom

        Each underwriter has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA, received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Canada

        The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement or the accompanying prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Russia

        Under Russian law, shares of common stock may be considered securities of a foreign issuer. Neither we, nor this prospectus, nor shares of our common stock have been, or are intended to be, registered with the Central Bank of the Russian Federation under the Federal Law No. 39-FZ "On Securities Market" dated April 22, 1996 (as amended, the "Russian Securities Law"), and none of the shares of our common stock are intended to be, or may be offered, sold or delivered, directly or indirectly, or offered or sold to any person for reoffering or re-sale, directly or indirectly, in the territory of the Russian Federation or to any resident of the Russian Federation, except pursuant to the applicable laws and regulations of the Russian Federation.

        The information provided in this prospectus does not constitute any representation with respect to the eligibility of any recipients of this prospectus to acquire shares of our common stock under the laws of the Russian Federation, including, without limitation, the Russian Securities Law and other applicable legislation.

        This prospectus is not to be distributed or reproduced (in whole or in part) in the Russian Federation by the recipients of this prospectus. Recipients of this prospectus undertake not to offer, sell or deliver, directly or indirectly, or offer or sell to any person for reoffering or re-sale, directly or indirectly, shares of our common stock in the territory of the Russian Federation or to any resident of the Russian Federation, except pursuant to the applicable laws and regulations of the Russian Federation.

        Recipients of this prospectus understand that respective receipt/acquisition of shares of our common stock is subject to restrictions and regulations applicable from the Russian law perspective.

Switzerland

        The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to the offering, us, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

        This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

        No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

        Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

        The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

        This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

New Zealand

        The shares of common stock offered hereby have not been offered or sold, and will not be offered or sold, directly or indirectly in New Zealand and no offering materials or advertisements have been or will be distributed in relation to any offer of shares in New Zealand, in each case other than:

  (a)
  to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money; or

  (b)
  to persons who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public; or

  (c)
  to persons who are each required to pay a minimum subscription price of at least NZ$500,000 for the shares before the allotment of those shares (disregarding any amounts payable, or paid, out of money lent by the issuer or any associated person of the issuer); or

  (d)
  in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or re-enactment of, or statutory substitution for, the Securities Act 1978 of New Zealand).

Hong Kong

        The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

        No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

        Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

  For Qualified Institutional Investors, or QII

        Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a "QII only private placement" or a "QII only secondary distribution" (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in

Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

  For Non-QII Investors

        Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a "small number private placement" or a "small number private secondary distribution" (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:

  a.
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  b.
  where no consideration is or will be given for the transfer;

  c.
  where the transfer is by operation of law;

  d.
  as specified in Section 276(7) of the SFA; or

  e.
  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

 LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Certain legal matters related to this offering will be passed upon for the underwriters by Cooley LLP, Boston, Massachusetts.

EXPERTS

        The financial statements as of December 31, 2016 and 2017 and for the years then ended as included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 (File Number 333-225330) under the Securities Act with respect to the common stock we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

        Upon the completion of the offering, we will be subject to the informational requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. We also maintain a website at www.neontherapeutics.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus. Upon completion of the offering, you may access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendment to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

        You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

NEON THERAPEUTICS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Neon Therapeutics, Inc.

Opinion on the Financial Statements

        We have audited the accompanying consolidated balance sheets of Neon Therapeutics, Inc. and its subsidiary as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive loss, of redeemable convertible preferred stock, contingently redeemable restricted common stock and stockholders' equity (deficit) and of cash flows for the years then ended, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses and negative cash flows from operations since inception, has an accumulated deficit, and will require additional financing to fund future operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

        These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

        Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
March 2, 2018, except for the effects of the reverse stock split discussed in Note 15 to the consolidated financial statements, as to which the date is June 15, 2018
We have served as the Company's auditor since 2016.

NEON THERAPEUTICS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,
			March 31, 2018	Pro Forma March 31, 2018
	2016	2017
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$88,493	$58,250	$44,432	$44,432
Marketable securities	—	21,475	17,660	17,660
Prepaid expenses and other current assets	1,038	1,581	1,659	1,659

Total current assets	89,531	81,306	63,751	63,751
Property and equipment, net	4,231	6,888	7,506	7,506
Deferred offering costs	—	1,567	2,118	2,118
Other long-term assets	1,499	732	607	607

Total assets	$95,261	$90,493	$73,982	$73,982

Liabilities, Redeemable Convertible Preferred Stock, Contingently Redeemable Restricted Common Stock and Stockholders' Equity (Deficit)
Current liabilities:
Accounts payable	$3,207	$2,166	$2,791	$2,791
Accrued expenses	1,503	6,601	4,331	4,331

Total current liabilities	4,710	8,767	7,122	7,122
Other liabilities	330	48	41	41

Total liabilities	5,040	8,815	7,163	7,163

Commitments and contingencies (Note 7)
Redeemable convertible preferred stock (Series A and B), $0.001 par value; 80,411,030 shares authorized, issued and outstanding as of December 31, 2016 and 93,222,418 shares authorized, issued and outstanding as of December 31, 2017 and March 31, 2018 (unaudited); aggregate liquidation preference of $174,895 and $178,081 as of December 31, 2017 and March 31, 2018 (unaudited), respectively; no shares issued or outstanding, pro forma as of March 31, 2018 (unaudited)	128,618	174,895	178,081	—
Contingently redeemable restricted common stock	95	355	454	—

	128,713	175,250	178,535	—

Stockholders' equity (deficit):
Common stock, $0.001 par value; 110,000,000 shares authorized as of December 31, 2016 and 130,000,000 shares authorized as of December 31, 2017 and March 31, 2018 (unaudited); 3,296,723 shares issued and outstanding as of December 31, 2016 and 3,302,927 shares issued and outstanding as of December 31, 2017 and March 31, 2018 (unaudited); 21,947,389 shares issued and outstanding, pro forma as of March 31, 2018 (unaudited)	3	3	3	22
Additional paid-in capital	—	—	—	178,516
Accumulated other comprehensive loss	—	(13)	(8)	(8)
Accumulated deficit	(38,495)	(93,562)	(111,711)	(111,711)

Total stockholders' equity (deficit)	(38,492)	(93,572)	(111,716)	66,819

Total liabilities, redeemable convertible preferred stock, contingently redeemable restricted common stock and stockholders' equity (deficit)	$95,261	$90,493	$73,982	$73,982

The accompanying notes are an integral part of these consolidated financial statements.

NEON THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

	Year Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
			(unaudited)
Operating expenses:
Research and development	$19,673	$37,195	$7,412	$13,158
General and administrative	7,749	10,892	2,136	3,599

Total operating expenses	27,422	48,087	9,548	16,757

Loss from operations	(27,422)	(48,087)	(9,548)	(16,757)
Other income (expense), net
Interest income	—	569	79	247
Other expense	(11)	(18)	—	(10)

Total other income (expense), net	(11)	551	79	237

Net loss	(27,433)	(47,536)	(9,469)	(16,520)
Accretion of redeemable convertible preferred stock to redemption value	(2,989)	(10,396)	(2,476)	(3,186)

Net loss attributable to common stockholders	$(30,422)	$(57,932)	$(11,945)	(19,706)

Net loss per share attributable to common stockholders, basic and diluted	$(30.72)	$(34.32)	$(8.10)	$(9.47)

Weighted average common shares outstanding, basic and diluted	990,171	1,687,859	1,475,348	2,080,993

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$(2.64)		$(0.80)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited)		17,987,671		20,725,455

Comprehensive loss:
Net loss	$(27,433)	$(47,536)	$(9,469)	$(16,520)
Other comprehensive loss:
Unrealized gains (losses) on marketable securities, net of tax of $0	—	(13)	—	5

Total other comprehensive loss	—	(13)	—	5

Comprehensive loss	$(27,433)	$(47,549)	$(9,469)	$(16,515)

The accompanying notes are an integral part of these consolidated financial statements.

NEON THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK, CONTINGENTLY REDEEMABLE RESTRICTED COMMON STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

(In thousands, except share amounts)

	Redeemable Convertible Preferred Stock
			Contingently Redeemable Restricted Common Stock	Common Stock			Accumulated Other Comprehensive Loss		Total Stockholders' Equity (Deficit)
						Additional Paid-in Capital		Accumulated Deficit
	Shares	Amount		Shares	Amount

Balance at December 31, 2015	14,109,185	$14,509	$14	2,485,523	$2	$10	$—	$(9,387)	$(9,375)
Issuance of Series A redeemable convertible preferred stock, net of issuance costs of $10	41,390,815	41,381	—	—	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock, net of issuance costs of $261	24,911,030	69,739	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	81	—	—	1,288	—	—	1,288
Accretion of redeemable convertible preferred stock to redemption value	—	2,989	—	—	—	(1,314)	—	(1,675)	(2,989)
Issuance of restricted common stock	—	—	—	826,200	1	(1)	—	—	—
Cancellation of restricted common stock	—	—	—	(15,000)	—	—	—	—	—
Vesting of restricted common stock	—	—	—	—	—	17	—	—	17
Net loss	—	—	—		—	—	—	(27,433)	(27,433)

Balance at December 31, 2016	80,411,030	128,618	95	3,296,723	3	—	—	(38,495)	(38,492)
Issuance of Series B redeemable convertible preferred stock, net of issuance costs of $119	12,811,388	35,881	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	260	—	—	2,782	—	—	2,782
Accretion of redeemable convertible preferred stock to redemption value	—	10,396	—	—	—	(2,865)	—	(7,531)	(10,396)
Exercise of stock options	—	—	—	23,734	—	56	—	—	56
Cancellation of restricted common stock	—	—	—	(17,530)	—	—	—	—	—
Vesting of restricted common stock	—	—	—	—	—	27	—	—	27
Unrealized losses on marketable securities, net of tax of $0	—	—	—	—	—	—	(13)	—	(13)
Net loss	—	—	—	—	—	—	—	(47,536)	(47,536)

Balance at December 31, 2017	93,222,418	174,895	355	3,302,927	3	—	(13)	(93,562)	(93,572)
Stock-based compensation expense	—	—	99	—	—	1,551	—	—	1,551
Accretion of redeemable convertible preferred stock to redemption value	—	3,186	—	—	—	(1,557)	—	(1,629)	(3,186)
Vesting of restricted common stock	—	—	—	—	—	6	—	—	6
Unrealized gains on marketable securities, net of tax of $0	—	—	—	—	—	—	5	—	5
Net loss	—	—	—	—	—	—	—	(16,520)	(16,520)

Balance at March 31, 2018 (unaudited)	93,222,418	$178,081	$454	3,302,927	$3	$—	$(8)	$(111,711)	$(111,716)

The accompanying notes are an integral part of these consolidated financial statements.

NEON THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
			(unaudited)
Cash flows from operating activities:
Net loss	$(27,433)	$(47,536)	$(9,469)	$(16,520)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	411	920	179	330
Net amortization of premiums and discounts on marketable securities	—	190	—	159
Stock-based compensation expense	1,370	3,042	802	1,650
Loss on disposal of property and equipment	38	19	—	9
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	15	(543)	129	(78)
Other long-term assets	(793)	717	(51)	125
Accounts payable	1,029	(942)	(1,678)	(92)
Accrued expenses and other liabilities	1,206	2,852	541	(512)

Net cash used in operating activities	(24,157)	(41,281)	(9,547)	(14,929)

Cash flows from investing activities:
Purchases of marketable securities	—	(33,979)	—	(11,990)
Sales and maturities of marketable securities	—	12,300	—	15,650
Purchases of property and equipment	(2,396)	(3,242)	(822)	(1,458)
Cash proceeds from sales of property and equipment	39	—	—	—

Net cash provided by (used in) investing activities	(2,357)	(24,921)	(822)	2,202

Cash flows from financing activities:
Proceeds from issuance of Series A redeemable convertible preferred stock, net of issuance costs	41,381	—	—	—
Proceeds from issuance of Series B redeemable convertible preferred stock, net of issuance costs	69,739	35,881	—	—
Proceeds from exercise of stock options	—	55	—	—
Repurchase of unvested restricted common stock	—	(4)	—	—
Payment of initial public offering costs	—	(23)	—	(1,091)

Net cash provided by (used in) financing activities	111,120	35,909	—	(1,091)

Net (decrease) increase in cash, cash equivalents and restricted cash	84,606	(30,293)	(10,369)	(13,818)
Cash, cash equivalents and restricted cash, beginning of period	4,544	89,150	89,150	58,857

Cash, cash equivalents and restricted cash, end of period	$89,150	$58,857	$78,781	45,039

Supplemental disclosure of noncash items:
Accretion of redeemable convertible preferred stock to redemption value	$2,989	$10,396	$2,476	$3,186
Purchases of property and equipment included in accounts payable and accrued expenses	$363	$919	$424	$419
Deferred offering costs included in accounts payable and accrued expenses	$—	$1,544	$—	$1,003

        The following table provides a reconciliation of the cash, cash equivalents and restricted cash balances as of each of the periods shown above:

	December 31,		March 31,
	2016	2017	2017	2018
			(unaudited)
Cash and cash equivalents	$88,493	$58,250	$78,174	$44,432
Restricted cash included in other long-term assets	657	607	607	607

Total cash, cash equivalents and restricted cash	$89,150	$58,857	$78,781	$45,039

The accompanying notes are an integral part of these consolidated financial statements.

NEON THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of the Business and Basis of Presentation

        Neon Therapeutics, Inc. (the "Company") is a clinical-stage immuno-oncology company and a leader in the field of neoantigen-targeted therapies, dedicated to transforming the treatment of cancer by directing the immune system towards neoantigens.

        The Company is subject to risks common to early-stage companies in the biotechnology industry including, but not limited to, development by competitors of new technological innovations, protection of proprietary technology, dependence on key personnel, compliance with government regulations and the ability to obtain additional financing to fund operations. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval, prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel infrastructure and extensive compliance-reporting capabilities. Even if the Company's development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

        The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Going Concern

        In accordance with Accounting Standards Update 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern.

        Since inception, the Company has primarily funded its operations with proceeds from the sales of convertible debt and redeemable convertible preferred stock. The Company has incurred recurring losses and negative cash flows from operations since inception. As of December 31, 2017 and March 31, 2018 (unaudited), the Company had an accumulated deficit of $93.6 and $111.7 million, respectively. The Company expects its operating losses and negative operating cash flows to continue into the foreseeable future as it continues to develop, manufacture and commercialize its products. As of March 2, 2018, the issuance date of the annual consolidated financial statements for the year ended December 31, 2017, and as of May 18, 2018, the issuance date of the unaudited interim consolidated financial statements for the three months ended March 31, 2018, the Company expected its cash, cash equivalents and marketable securities would be sufficient to fund its operating expenses and capital expenditure requirements into the first quarter of 2019. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations.

        The Company is seeking to complete an initial public offering ("IPO") of its common stock. Upon the closing of a qualified public offering on specified terms, the Company's outstanding redeemable convertible preferred stock will automatically convert into shares of common stock. In the event the Company does not complete an IPO, the Company expects to seek additional funding through private equity financings, debt financings, or other capital sources, including collaborations with other companies or other strategic transactions. The Company may not be able to obtain funding on acceptable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Company's stockholders.

        If the Company is unable to obtain funding, the Company could be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or

NEON THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Nature of the Business and Basis of Presentation (Continued)

commercialization efforts, which could adversely affect its business prospects, or the Company may be unable to continue operations. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.

        Based on its recurring losses and negative cash flows from operations since inception, expectation of continuing operating losses and negative cash flows from operations for the foreseeable future and the need to raise additional capital to finance its future operations, the Company concluded that there was substantial doubt about its ability to continue as a going concern within one year after the date that the annual consolidated financial statements for the year ended December 31, 2017 and the interim consolidated financial statements for the three months ended March 31, 2018 (unaudited) were issued.

2. Summary of Significant Accounting Policies

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of Neon Therapeutics, Inc. and its wholly owned subsidiary, Neon Securities Corporation. All intercompany transactions and balances have been eliminated. The Company consolidates entities in which it has a controlling financial interest.

        The Company uses a qualitative approach in assessing the consolidation requirement for variable interest entities ("VIEs"). The approach focuses on identifying which enterprise has the power to direct the activities that most significantly impact the VIE's economic performance and which enterprise has the obligation to absorb losses or the right to receive benefits from the VIE. In the event that the Company is the primary beneficiary of a VIE, the assets, liabilities, and results of operations of the VIE would be included in the Company's consolidated financial statements. At December 31, 2016 and 2017 and March 31, 2018 (unaudited) and during the periods then ended, the Company was not the primary beneficiary of a VIE.

Use of Estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Significant estimates of accounting reflected in these consolidated financial statements include, but are not limited to, estimates related to accrued expenses, the valuation of common stock and stock-based awards and income taxes. The Company bases its estimates on historical experience and other market specific or other relevant assumptions it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates, as there are changes in circumstances, facts and experience. Actual results could differ from those estimates or assumptions.

Unaudited Interim Financial Information

        The accompanying consolidated balance sheet as of March 31, 2018, the consolidated statements of operations and comprehensive loss and of cash flows for the three months ended March 31, 2017 and 2018 and the consolidated statement of redeemable convertible preferred stock, contingently redeemable restricted common stock and stockholders' equity (deficit) for the three months ended March 31, 2018 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis

NEON THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

as the audited annual consolidated financial statements, and in the opinion of management reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company's financial position as of March 31, 2018 and the results of its operations and its cash flows for the three months ended March 31, 2017 and 2018. The financial data and other information disclosed in these notes related to the three months ended March 31, 2017 and 2018 are also unaudited. The results for the three months ended March 31, 2018 are not necessarily indicative of results to be expected for the year ending December 31, 2018, any other interim periods, or any future year or period.

Unaudited Pro Forma Information

        The accompanying unaudited pro forma balance sheet as of March 31, 2018 has been prepared to give effect, upon the closing of a qualified initial public offering, to (i) the automatic conversion of all shares of redeemable convertible preferred stock outstanding as of March 31, 2018 into 18,644,462 shares of common stock and (ii) the expiry of the contingent redemption right on the contingently redeemable restricted common stock upon an IPO, as if the Company's proposed IPO had occurred on March 31, 2018.

        In the accompanying consolidated statements of operations and comprehensive loss, the unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2017 and the three months ended March 31, 2018 have been prepared to give effect, upon the closing of a qualified initial public offering (see Note 13), to the automatic conversion of all outstanding shares of redeemable convertible preferred stock as if the proposed IPO had occurred on the later of January 1, 2017 or the issuance date of the redeemable convertible preferred stock.

Fair Value of Financial Instruments

        Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

  •
  Level 1—Quoted prices in active markets for identical assets or liabilities.

  •
  Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

  •
  Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

        The Company's cash equivalents and marketable securities are carried at fair value, determined according to the fair value hierarchy described above (see Note 3). The carrying amounts reflected in the consolidated balance sheets for prepaid expenses and other current assets, accounts payable and accrued expenses approximate their fair values, due to their short-term nature.

NEON THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

Cash Equivalents

        Cash equivalents are highly liquid investments that are readily convertible into cash with original maturities of three months or less when purchased. Cash equivalents consisted of money market funds as of December 31, 2016 and 2017 and consisted of money market funds and U.S. Treasury securities as of March 31, 2018 (unaudited).

Restricted Cash

        As of December 31, 2016 and 2017 and March 31, 2018 (unaudited), the Company had restricted cash of $0.7 million, $0.6 million and $0.6 million, respectively, which was primarily related to a security deposit associated with the Company's facility lease. Restricted cash accounts are classified within other long-term assets.

Marketable Securities

        The Company classifies all of its investments as available-for-sale securities. The Company's investments are measured and reported at fair value using quoted prices in active markets for similar securities or using other inputs that are observable or can be corroborated by observable market data. Unrealized gains and losses on available-for-sale debt securities are reported as accumulated other comprehensive income (loss), which is a separate component of stockholders' equity (deficit). Unrealized gains and losses on available-for-sale equity securities are reported as other income (expense) in the Company's consolidated statement of operations. The cost of securities sold is determined on a specific identification basis, and realized gains and losses are included in other income (expense) within the consolidated statements of operations and comprehensive loss.

        The Company evaluates its investments with unrealized losses for other-than-temporary impairment. When assessing investments for other-than-temporary declines in value, the Company considers such factors as, among other things, how significant the decline in value is as a percentage of the original cost, how long the market value of the investment has been less than its original cost, the Company's ability and intent to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value and market conditions in general. If any adjustment to fair value reflects a decline in the value of the investment that the Company considers to be "other than temporary," the Company reduces the investment to fair value through a charge to the statements of operations and comprehensive loss. No such adjustments were necessary during the periods presented. The Company classifies its available-for-sale investments as current assets on the balance sheet if they mature within one year from the balance sheet date.

Property and Equipment

        Property and equipment, including leasehold improvements, are recorded at cost, net of accumulated depreciation and amortization. The Company capitalizes equipment that is acquired for research and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

development activities and that has alternative future use. Property and equipment are depreciated using the straight-line method over the estimated useful life of each asset as follows:

Asset Classification	Estimated Useful Life
Laboratory equipment	7 years
Furniture and fixtures	7 years
Software	5 years
Computer equipment	3 years
Leasehold improvement	Lesser of useful life or remaining lease term

        Upon retirement or sale of assets, the cost and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected within the consolidated statements of operations and comprehensive loss. Repairs and maintenance costs are expensed as incurred.

Impairment of Long-Lived Assets

        Long-lived assets consist of property and equipment. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset group are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset group over its fair value, determined based on discounted cash flows. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2016 or 2017 or during the three months ended March 31, 2017 or 2018 (unaudited).

Deferred Offering Costs

        The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded in stockholders' equity (deficit) as a reduction of additional paid-in capital generated as a result of the offering. Should the planned equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statement of operations and comprehensive loss. Deferred offering costs as of December 31, 2017 and March 31, 2018 (unaudited) were $1.6 million and $2.1 million, respectively. No deferred offering costs were capitalized as of December 31, 2016.

Research and Development Expenses

        Research and development expenses include costs directly attributable to the conduct of research and development programs, including personnel-related expenses such as salaries, benefits, and stock-based compensation expense; materials; supplies; depreciation on and maintenance of research equipment;

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

manufacturing and external costs related to outside vendors engaged to conduct both preclinical studies and clinical trials; and the allocable portions of facility costs, such as rent, utilities, repairs and maintenance, depreciation, and general support services. All costs associated with research and development activities are expensed as incurred.

Research Contract Costs and Accruals

        The Company has entered into various research and development contracts with research institutions and other companies. The Company records accruals for estimated ongoing research costs. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the studies or trials, including invoices received and contracted costs. Significant judgments and estimates are made in determining the accrued balances at the end of any reporting period. Actual results could differ from the Company's estimates.

Patent Costs

        All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses in the accompanying consolidated statements of operations and comprehensive loss.

Stock-Based Compensation

        The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of grant. Compensation expense of those awards is recognized over the requisite service period, which is generally the vesting period of the respective award. Generally, the Company issues awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. The Company records the expense for stock-based awards with performance-based vesting conditions over the remaining service period when management determines that achievement of the performance condition is probable. Management evaluates when the achievement of a performance condition is probable based on the expected satisfaction of the performance conditions as of the reporting date.

        For share-based awards granted to non-employee consultants, compensation expense is recognized over the period during which services are rendered by such consultants until completed. At the end of each financial reporting period prior to completion of the service, the fair value of these awards is remeasured using the then-current fair value of the Company's common shares and updated assumption inputs in the Black-Scholes option-pricing model, as applicable.

        The fair value of each restricted common stock award is based on the fair value of the Company's common stock, less any applicable purchase price. The fair value of each stock option is estimated using the Black-Scholes option-pricing model, which requires inputs based on certain subjective assumptions, including the expected stock price volatility, the expected term of the award, the risk-free interest rate, and expected dividends. Expected volatility is calculated based on reported volatility data for a representative group of publicly traded companies for which historical information was available. The historical volatility is calculated based on a period of time commensurate with the assumption used for the expected term. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant commensurate with the expected term assumption. The Company uses the simplified method, under which the expected

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

term is presumed to be the midpoint between the vesting date and the end of the contractual term. The Company utilizes this method due to the lack of historical exercise data and the plain nature of its stock-based awards. The Company uses the remaining contractual term for the expected life of non-employee awards. The expected dividend yield is assumed to be zero as the Company has never paid dividends and has no current plans to pay any dividends on common stock.

        During the year ended December 31, 2016, the amount of stock-based compensation expense recognized during the period was based on the value of the portion of the awards that were ultimately expected to vest. Forfeitures were estimated at the time of grant and revised, if necessary, in subsequent periods and were insignificant. During the year ended December 31, 2017, upon adoption of ASU 2016-09 (see Note 2—Recently Adopted Accounting Pronouncements), the Company no longer estimates forfeitures at the time of grant but accounts for forfeitures as they occur.

        The Company classifies stock-based compensation expense in its consolidated statements of operations and comprehensive loss in the same manner in which the award recipient's payroll or service costs are classified.

Income Taxes

        The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company's tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

        The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

Comprehensive Loss

        Comprehensive loss includes net loss, as well as other changes in stockholders' equity (deficit) that result from transactions and economic events other than those with stockholders. There was no difference between net loss and comprehensive loss presented in the accompanying consolidated financial statements for the year ended December 31, 2016 or the three months ended March 31, 2017 (unaudited). For the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

year ended December 31, 2017 and the three months ended March 31, 2018 (unaudited), other comprehensive loss included unrealized gains (losses) on marketable securities.

Net Income (Loss) per Share

        The Company follows the two-class method when computing net income (loss) per share as the Company has issued shares that meet the definition of participating securities. The two-class method determines net income (loss) per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income (losses) available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income (losses) for the period had been distributed.

        Basic net income (loss) per share attributable to common stockholders is computed by dividing the net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period, which excludes shares of restricted common stock that are not vested. Diluted net income (loss) attributable to common stockholders is computed by adjusting net income (loss) per share attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net income (loss) per share attributable to common stockholders is computed by dividing the diluted net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period, including potential dilutive common shares. For purpose of this calculation, outstanding options to purchase common stock, unvested restricted common stock and shares of redeemable convertible preferred stock are considered potential dilutive common shares.

        The Company's redeemable convertible preferred stock contractually entitles the holders of those shares to participate in dividends, but contractually does not require the holders of those shares to participate in losses of the Company. Accordingly, in periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

Concentration of Credit Risk and Significant Suppliers

        Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, cash equivalents and marketable securities. The Company maintains all cash and cash equivalents at accredited financial institutions. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

        The Company is dependent on third-party manufacturers to supply products for research and development activities of its programs, including preclinical and clinical testing. In particular, the Company relies, and expects to continue to rely, on a small number of third-party manufacturers to produce and process its product candidates and to manufacture supply of its product candidates for clinical trials. These programs could be adversely affected by a significant interruption in the supply of these products.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

Segment Information

        The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. All of the Company's tangible assets are held in the United States.

Recently Adopted Accounting Pronouncements

        In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). The standard replaces existing revenue recognition standards and significantly expands the disclosure requirements for revenue arrangements. It may be adopted either retrospectively or on a modified retrospective basis to new contracts and existing contracts with remaining performance obligations as of the effective date. The standard is effective for annual reporting periods beginning after December 15, 2017. The Company adopted the standard as of January 1, 2018 under the full retrospective method. The Company does not have and has never had any contracts that are within the scope of ASU 2014-09 or its predecessor guidance, Accounting Standard Codification ("ASC") 605, Revenue Recognition. Adoption of the standard did not have an impact on the Company's financial position, results of operations or cash flows as the Company does not currently have any revenue-generating arrangements; however, the adoption of this standard will impact the accounting for any future revenue transactions.

        In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern (Subtopic 205-40) ("ASU 2014-15"). The amendments in this update explicitly require a company's management to assess an entity's ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. The Company adopted ASU 2014-15 as of the required effective date of December 31, 2016. This guidance relates to footnote disclosure only, and its adoption had no impact on the Company's financial position, results of operations or cash flows.

        In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes ("ASU 2015-17"). ASU 2015-17 requires deferred tax liabilities and assets to be classified as non-current in the consolidated balance sheet. The Company adopted ASU 2015-17 as of December 31, 2016 retrospectively to all periods presented. Its adoption had no impact on the Company's financial position, results of operations or cash flows.

        In January 2016 the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities ("ASU 2016-01"). This new standard amends certain aspects of accounting and disclosure requirements for financial instruments, including the requirement that equity investments with readily determinable fair values are to be measured at fair value with any changes in fair value recognized in a company's results of operations. This new standard does not apply to investments accounted for under the equity method of accounting or those investments that result in consolidation of the investee. Equity investments that do not have readily determinable fair values may be measured at fair value or at cost minus impairment adjusted for changes in observable prices. A financial liability that is measured at fair value in accordance with the fair value option is required to be presented separately in other comprehensive income for the portion of the total change in the fair value resulting from change in the instrument-specific credit risk. In addition, a valuation allowance should be evaluated on deferred tax assets related to available-for-sale debt securities in combination with other deferred tax assets. The Company adopted the standard as of January 1, 2018. The adoption of the standard had no impact on the Company's financial position, results of operations or cash flows.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

        In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting ("ASU 2016-09"). ASU 2016-09 includes multiple provisions intended to simplify various aspects of the accounting for share-based payments, including the income tax consequences, classification of awards as either equity or liabilities, an option to recognize gross share compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statement of cash flows. The Company adopted ASU 2016-09 as of the required effective date of December 31, 2016. The Company elected to account prospectively for forfeitures as they occur rather than apply an estimated forfeiture rate to stock-based compensation expense. The adoption of ASU 2016-09 had no material impact on the Company's financial position, results of operations or cash flows.

        In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments ("ASU 2016-15"), to address diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The Company adopted the standard as of January 1, 2018. The adoption of this standard did not have a material impact on the Company's condensed consolidated statements of cash flows upon adoption.

        In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash ("ASU 2016-18"). The amendments in this update require that amounts generally described as restricted cash and restricted cash equivalents be included within cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company adopted ASU 2016-18 as of January 1, 2018 and applied this guidance retrospectively to all periods presented in its consolidated financial statements. As a result of the adoption of ASU 2016-18, the Company no longer presents the changes within restricted cash in the consolidated statements of cash flows.

        In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting ("ASU 2017-09"). The new standard is intended to reduce the diversity in practice and cost and complexity when applying the guidance in Topic 718 to a change to the terms or conditions of a share-based payment award. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. The Company adopted ASU 2017-09 as of January 1, 2018. The adoption of this standard did not have an impact on the Company's financial position or results of operations upon adoption or for the three months ended March 31, 2018.

Recently Issued Accounting Pronouncements

        In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02"). ASU 2016-02 will require lessees to recognize most leases on their balance sheet as a right-of-use asset and a lease liability. Leases will be classified as either operating or finance, and classification will be based on criteria similar to current lease accounting, but without explicit bright lines. The guidance is effective for annual reporting periods beginning after December 15, 2018 and interim periods within those fiscal years, and early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2016-02 will have on its consolidated financial statements.

        In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815) I. Accounting for Certain Financial Instruments with Down Round Features II. Replacement of the Indefinite Deferral for Mandatorily Redeemable

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception ("ASU 2017-11"). Part I of this standard applies to entities that issue financial instruments such as warrants, convertible debt or convertible preferred stock that contain down-round features. Part II of this standard replaces the indefinite deferral for certain mandatorily redeemable noncontrolling interests and mandatorily redeemable financial instruments of nonpublic entities contained within ASC Topic 480 with a scope exception and does not impact the accounting for these mandatorily redeemable instruments. ASU 2017-11 is effective for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of ASU 2017-11 will have on its consolidated financial statements.

3. Fair Value Measurement

        The following tables present information about the Company's assets that are measured at fair value on a recurring basis and indicate the level of the fair value hierarchy utilized to determine such fair values (in thousands):

	Fair Value Measurements at December 31, 2016 Using:
	Total	Level 1	Level 2	Level 3
Cash equivalents:
Money market funds	$74,000	$74,000	$—	$—

	$74,000	$74,000	$—	$—

	Fair Value Measurements at December 31, 2017 Using:
	Total	Level 1	Level 2	Level 3
Cash equivalents:
Money market funds	$57,750	$57,750	$—	$—
Marketable securities:
Corporate debt securities	21,475	—	21,475	—

	$79,225	$57,750	$21,475	$—

	Fair Value Measurements at March 31, 2018 Using:
	Total	Level 1	Level 2	Level 3
	(unaudited)
Cash equivalents:
Money market funds	$39,950	$39,950	$—	$—
U.S. Treasury securities	6,048	6,048	—	—
Marketable securities:
Corporate debt securities	5,661	—	5,661	—
Commercial paper	2,983	—	2,983	—
U.S. Treasury securities	9,016	9,016	—	—

	$63,658	$55,014	$8,644	$—

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Fair Value Measurement (Continued)

        There have been no transfers between levels during the years ended December 31, 2016 or 2017 or during the three months ended March 31, 2018 (unaudited).

4. Marketable Securities

        Marketable securities consisted of the following (in thousands):

	December 31, 2017
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Short-term investments:
Corporate debt securities	$21,488	$—	$(13)	$21,475

	$21,488	$—	$(13)	$21,475

	March 31, 2018
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(unaudited)
Short-term investments:
Corporate debt securities	$5,667	$—	$(6)	$5,661
Commercial paper	2,983	—	—	2,983
U.S. Treasury securities	9,018	—	(2)	9,016

	$17,668	$—	$(8)	$17,660

        As of December 31, 2016, the Company did not have any marketable securities.

5. Property and Equipment, Net

        Property and equipment, net consisted of the following (in thousands):

	December 31,
			March 31, 2018
	2016	2017
			(unaudited)
Software	$527	$1,012	$1,140
Laboratory equipment	3,538	6,088	7,107
Computer equipment	91	102	102
Furniture and fixtures	300	325	325
Leasehold improvements	54	335	365
Assets under construction	142	361	126

	4,652	8,223	9,165
Less: Accumulated depreciation and amortization	(421)	(1,335)	(1,659)

	$4,231	$6,888	$7,506

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Property and Equipment, Net (Continued)

        Depreciation and amortization expense for the years ended December 31, 2016 and 2017 was $0.4 million and $0.9 million, respectively, and for the three months ended March 31, 2017 and 2018 (unaudited) was $0.2 million and $0.3 million, respectively.

6. Accrued Expenses

        Accrued expenses consisted of the following (in thousands):

	December 31,
			March 31, 2018
	2016	2017
			(unaudited)
Accrued compensation costs	$910	$1,468	$1,237
Accrued professional services	269	2,490	815
Accrued external research and manufacturing costs	108	1,097	1,350
Accrued additions of property and equipment	—	815	244
Other accrued expenses	216	731	685

	$1,503	$6,601	$4,331

7. Commitments and Contingencies

Operating Leases

        On January 21, 2016, the Company entered into a new lease for office and laboratory space at its current headquarters in Cambridge, Massachusetts. The lease commenced on September 28, 2016 and expires on September 27, 2024. The Company has the right to extend the lease for one additional five-year period at a market rental rate as determined by the landlord and agreed to by the Company.

        The Company also enters into short-term operating lease arrangements for certain laboratory equipment.

        The Company records rent expense on a straight-line basis over the lease term. Rent expense during the years ended December 31, 2016 and 2017 was $1.0 million and $2.0 million, respectively, and was $0.5 million during each of the three months ended March 31, 2017 and 2018 (unaudited).

        Future minimum lease payments for the Company's operating leases as of December 31, 2017 were as follows (in thousands):

Year Ending December 31,
2018	2,059
2019	1,891
2020	1,948
2021	2,006
2022	2,066
Thereafter	3,761

$13,731

NEON THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Commitments and Contingencies (Continued)

Significant Agreements

  Manufacturing Agreement

        In December 2015, the Company entered into a manufacturing agreement (the "Manufacturing Agreement") with an independent third party (the "vendor") whereby the vendor would perform manufacturing, analytical testing and quality assurance services related to the manufacture of drug product for use in the preclinical and clinical activities for the Company. The Manufacturing Agreement included the development and establishment of a manufacturing suite (a "Cell") at the vendor's facility that would be used in the manufacturing process to fill orders of peptides ordered by the Company. All amounts incurred under the Manufacturing Agreement and subsequent amendments are recognized as research and development expense as incurred.

        In October 2016, the Company and the vendor amended the Manufacturing Agreement (hereinafter the "2016 Manufacturing Agreement") to modify the payment due for the establishment of a second Cell and amend the fixed pricing for drug product produced by the vendor. The 2016 Manufacturing Agreement had a three-year term and was able to be terminated by the Company for convenience with six-months' notice.

        In July 2017, the Company and the vendor further amended the 2016 Manufacturing Agreement (hereinafter the "2017 Manufacturing Agreement"). Under the 2017 Manufacturing Agreement, the Company will reimburse the vendor for specified manufacturing costs incurred in the manufacture of the peptides, plus a fixed profit margin. The 2017 Manufacturing Agreement has a five-year term and can be terminated by the Company for convenience with three-months' notice.

        As part of the 2017 Manufacturing Agreement, the vendor created a wholly owned limited liability company (the "LLC") and the vendor agreed to confer legal right, title and interest in the Cell's assets to the LLC. The vendor granted the Company an exclusive option to purchase the LLC at a variable cost that is contractually defined.

        The Company has determined that the option to purchase the LLC represents a variable interest and that the LLC is a VIE. As the Company does not have the power to direct the activities of the VIE that most significantly affect its economic performance, the Company is not the primary beneficiary of the VIE and as such does not consolidate the assets, liabilities, and results of operations of the VIE.

Other Agreements

        On November 13, 2015, the Company entered into a license agreement with the Broad Institute, Inc. ("Broad"), a related party (see Note 14), pursuant to which the Company has been granted an exclusive worldwide license to certain intellectual property rights owned or controlled by Broad, Dana-Farber Cancer Institute ("DFCI") and The General Hospital Corporation d/b/a Massachusetts General Hospital ("MGH"), (the "2015 Broad Agreement") for technology to be utilized in the Company's research and development. As consideration for the license, the Company paid Broad a non-refundable license fee of $0.1 million. As additional consideration for the license, the Company must pay Broad immaterial annual license maintenance fees. Additionally, the Company granted 60,000 shares of restricted common stock to each of Broad, DFCI and MGH, which were determined to have an aggregate fair value of $0.2 million, and reimbursed Broad $0.6 million for a portion of its past patent expenses related to the in-licensed patent rights. Under the 2015 Broad Agreement, the Company will reimburse Broad for future patent expenses related to the patents covered by the Agreement. The Company could be obligated to make up to

NEON THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Commitments and Contingencies (Continued)

$12.6 million of developmental milestone payments to Broad if certain development milestones are achieved over the term of the license agreement. Additionally, under the terms of the license agreement, the Company could be obligated to make up to an aggregate of $97.5 million of payments upon the achievement of specified sales milestones and to pay tiered royalties of low to mid single-digit percentages on net sales of products licensed under the agreement. The Company is required to pay Broad a low double-digit percentage of any consideration received by the Company from a sublicensee in consideration for a sublicense. No developmental or commercial milestones have been achieved to date. The Company has the right to terminate the agreement for any reason, with or without cause.

        On August 5, 2016, the Company entered into a license agreement with DFCI to grant the Company an exclusive, royalty-free license to provide certain licensed know-how. The know-how in this agreement has particular utility in connection with the development of the licensed products referred to in the 2015 Broad Agreement. The agreement also grants a non-exclusive, royalty free, right to certain clinical data being generated by DFCI. In consideration for the licenses, the Company granted 120,000 shares of common stock to each of Broad and DFCI. The shares issued to Broad were unrestricted and fully vested. The 120,000 shares issued to DFCI contained a contingent repurchase option whereby, if DFCI failed to achieve three specific milestones, the Company could repurchase the shares (one third for each milestone) at the original purchase price, which is at zero cost. The Company has accounted for these awards consistent with equity awards with performance-based vesting conditions and, upon it being probable that the Company would not repurchase the award associated with a milestone, the expense associated with the equity grant would be recognized. During the year ended December 31, 2016, no expense was recognized as it was not probable that DFCI would achieve the milestones. During the year ended December 31, 2017, the repurchase option associated with one-third of the shares expired due to the achievement of the specified criteria and the Company recognized $0.2 million of incremental stock-based compensation expense, which is reflected within research and development expenses in the accompanying consolidated financial statements. During the three months ended March 31, 2018 (unaudited), the repurchase option associated with an additional one-third of the shares expired due to the achievement of additional specified criteria and the Company recognized $0.4 million of incremental stock-based compensation expense, which is also reflected within research and development expenses in the accompanying consolidated financial statements. The Company has the right to terminate the license agreement with DFCI for any reason, with or without cause.

Indemnification Agreements

        In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters arising out of the relationship. In addition, the Company has entered into indemnification agreements with members of its board of directors that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company does not believe that the outcome of any existing claims under indemnification arrangements will have a material effect on its financial position, results of operations or cash flows, and it had not accrued any liabilities related to such obligations in its consolidated financial statements as of December 31, 2016 or 2017 or March 31, 2018 (unaudited).

NEON THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Commitments and Contingencies (Continued)

Legal Proceedings

        The Company is not currently party to any material legal proceedings. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to its legal proceedings.

8. Redeemable Convertible Preferred Stock

        As of December 31, 2016 and 2017 and March 31, 2018 (unaudited), the Company's certificate of incorporation, as amended and restated, authorized the Company to issue 80,411,030, 93,222,418 and 93,222,418 shares of $0.001 par value preferred stock, respectively.

        The Company has issued Series A and Series B redeemable convertible preferred stock (together, the "Redeemable Convertible Preferred Stock"). The Redeemable Convertible Preferred Stock is classified outside of stockholders' equity (deficit) because the shares contain redemption features that are not solely within the control of the Company.

        In August 2015, the Company entered into a Series A preferred stock purchase agreement, which, as amended, provided for the issuance and sale of up to 55,000,000 shares of Series A redeemable convertible preferred stock ("Series A preferred stock") at a price of $1.00 per share in up to three closings. In August 2015, the Company issued 13,999,999 shares of Series A preferred stock at a price of $1.00 per share in exchange for cash proceeds of $9.4 million and the conversion of then-outstanding convertible notes and accrued interest of $4.6 million in an initial closing under the Series A preferred stock purchase agreement. The Series A preferred stock purchase agreement provided for the issuance of the remaining shares of Series A preferred stock in two additional closings upon the achievement of specified milestones, which were able to be waived upon the receipt of a majority vote of the Series A preferred stockholders.

        In December 2015, the Company entered into a subscription agreement, which provided for the issuance and sale of up to 500,000 shares of Series A preferred stock at a price of $1.00 per share in up to three closings. In December 2015, the Company issued and sold 109,186 shares of Series A preferred stock at a price of $1.00 per share for proceeds of $0.1 million in the initial closing under the subscription agreement. The subscription agreement provided for the issuance of the remaining shares of Series A preferred stock in two additional closings, consistent with the Series A preferred stock purchase agreement.

        During the year ended December 31, 2016, the Company sold the remaining 41,000,001 shares of Series A preferred stock related to the August 2015 stock purchase agreement in two additional closings for aggregate proceeds of $41.0 million and sold the remaining 390,814 shares of Series A preferred stock related to the December 2015 subscription agreement in two additional closings for aggregate proceeds of $0.4 million.

        The Company determined that the future tranche rights under both the Series A preferred stock purchase agreement and the subscription agreement did not meet the definition of a freestanding financial instrument because, while separately exercisable, they were not legally detachable. Further, the Company determined that the embedded future tranche obligations did not require bifurcation for accounting purposes as they were clearly and closely related to the economic characteristics and risks of the initial preferred stock and would not meet the definition of a derivative on a standalone basis. The Company also assessed the Series A preferred stock for any beneficial conversion features or embedded derivatives,

NEON THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Redeemable Convertible Preferred Stock (Continued)

including the conversion option, that could require bifurcation from the Series A preferred stock and receive separate accounting treatment. Based on the Company's determination that the Series A preferred stock is an "equity host," all features of the Series A preferred stock are either clearly and closely related to the equity host or did not meet the definition of a derivative, and do not require bifurcation as a derivative liability. On the date of issuance, the fair value of common stock into which the Series A preferred stock was convertible was less than the effective conversion price of the Series A preferred stock, and as such, there was no beneficial conversion feature at the commitment date.

        In December 2016, the Company entered into a stock purchase agreement and issued and sold 24,911,030 shares of Series B redeemable convertible preferred stock ("Series B preferred stock") at a price of $2.81 per share for proceeds of $69.7 million, net of issuance costs of $0.3 million. In December 2017, the Company entered into a subsequent stock purchase agreement and issued and sold an additional 12,811,388 shares of Series B preferred stock at a price of $2.81 per share for proceeds of $35.9 million, net of issuance costs of $0.1 million.

        As of each balance sheet date, Redeemable Convertible Preferred Stock consisted of the following (in thousands, except share amounts):

	As of December 31, 2016
	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A preferred stock	55,500,000	55,500,000	$58,572	$58,572	11,099,994
Series B preferred stock	24,911,030	24,911,030	70,046	70,046	4,982,201

	80,411,030	80,411,030	$128,618	$128,618	16,082,195

	As of December 31, 2017
	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A preferred stock	55,500,000	55,500,000	$63,012	$63,012	11,099,994
Series B preferred stock	37,722,418	37,722,418	111,883	111,883	7,544,468

	93,222,418	93,222,418	$174,895	$174,895	18,644,462

	As of March 31, 2018 (unaudited)
	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A preferred stock	55,500,000	55,500,000	$64,107	$64,107	11,099,994
Series B preferred stock	37,722,418	37,722,418	113,974	113,974	7,544,468

	93,222,418	93,222,418	$178,081	$178,081	18,644,462

NEON THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Redeemable Convertible Preferred Stock (Continued)

        The holders of the Redeemable Convertible Preferred Stock have the following rights and preferences:

Voting Rights

        The holders of Redeemable Convertible Preferred Stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which such Redeemable Convertible Preferred Stock could convert on the record date for determination of stockholders entitled to vote. The holders of Series A preferred stock, exclusively and as a separate class, are entitled to elect two directors of the Company.

Conversion

        Each share of Redeemable Convertible Preferred Stock is convertible, at the option of the holder, at any time, and without the payment of additional consideration, or will automatically be converted into shares of common stock at the applicable conversion ratio then in effect (i) upon the closing of a firm commitment underwritten public offering with proceeds of at least $50.0 million after deducting underwriting discounts and commissions to the Company and the Company listing its common stock on the New York Stock Exchange or the Nasdaq Stock Market or (ii) upon the vote or written consent of the holders of at least 60% of the outstanding shares of the Redeemable Convertible Preferred Stock, voting together as a single class and, as to the conversion of the shares of Series B preferred stock, the vote of at least 60% of the outstanding shares of Series B preferred stock.

        The conversion ratio of each series of Redeemable Convertible Preferred Stock is determined by dividing the Original Issue Price (as defined below) of each series of preferred stock by the Conversion Price (as defined below). The Original Issue Price per share is $1.00 for Series A preferred stock and $2.81 per share for Series B preferred stock, each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Redeemable Convertible Preferred Stock. The Conversion Price is $5.00 for Series A preferred stock and $14.05 for Series B preferred stock, each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization and other adjustments as set forth in the Company's certificate of incorporation, as amended and restated.

Dividends

        Holders of the Series A preferred stock and Series B preferred stock are entitled to receive cumulative accruing dividends at an annual rate of $0.08 per share and $0.2248 per share, respectively (each subject to appropriate adjustment in the event of any stock split, stock dividend, combination or other similar recapitalization). Dividends shall accrue from day to day, whether or not declared, and are payable only when declared by the Company's board of directors. The Company may not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless the holders of the Redeemable Convertible Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Redeemable Convertible Preferred Stock in an amount at least equal to the greater of (i) the amount of the aggregate accrued but unpaid dividends on each share of Redeemable Convertible Preferred Stock or (ii) (A) in the case of a dividend on common stock or any class or series of stock that is convertible into common stock, that dividend per share of

NEON THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Redeemable Convertible Preferred Stock (Continued)

Redeemable Convertible Preferred Stock as would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common stock and (2) the number of shares of common stock issuable upon conversion of each share of Redeemable Convertible Preferred Stock, or (B) in the case of a dividend on any class or series that is not convertible into common stock, at a rate per share of Redeemable Convertible Preferred Stock determined by (1) dividing the amount of the dividend payable on each share of such class or series of capital stock by the Original Issue Price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination of or other similar recapitalization affecting such shares) and (2) multiplying such fraction by an amount equal to the Original Issue Price of each series of Redeemable Convertible Preferred Stock. If the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of the Redeemable Convertible Preferred Stock shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Redeemable Convertible Preferred Stock dividend. No dividends have been declared or paid during the years ended December 31, 2016 or 2017 or the three months ended March 31, 2017 or 2018 (unaudited).

Liquidation

        In the event of any liquidation event, voluntary or involuntary, dissolution or winding up of the Company or Deemed Liquidation Event (as defined below), the holders of the then-outstanding Redeemable Convertible Preferred Stock will be entitled to receive, prior and in preference to any distributions to the holders of the common stock an amount per share equal to the greater of (i) the applicable Original Issue Price for each of series of Redeemable Convertible Preferred Stock, plus any accrued but unpaid dividends, or (ii) the amount that would be payable if all shares of each series had been converted into common stock.

        After payments have been made in full to the holders of the Redeemable Convertible Preferred Stock, then, to the extent available, the remaining amounts will be distributed among the holders of the shares of common stock, pro rata based on the number of shares held by each holder.

        Unless 60% of the holders of the Redeemable Convertible Preferred Stock, voting together as a single class, elect otherwise, a Deemed Liquidation Event shall include a merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license, or other disposition of substantially all of the assets of the Company.

Redemption

        At the written election of at least 60% of the holders of the Redeemable Convertible Preferred Stock, voting together as a single class, the shares of Redeemable Convertible Preferred Stock outstanding are redeemable, at any time on or after December 28, 2023, in three equal annual installments commencing no more than 60 days after receipt of the required vote, in an amount equal to the Original Issue Price per share of each series of Redeemable Convertible Preferred Stock plus all accrued but unpaid dividends thereon whether or not declared.

NEON THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Common Stock

        As of December 31, 2016 and 2017 and March 31, 2018 (unaudited), the Company's certificate of incorporation, as amended and restated, authorized the Company to issue 110,000,000, 130,000,000 and 130,000,000 shares, respectively, of common stock with a par value of $0.001 per share.

        Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company's stockholders. Common stockholders are entitled to receive dividends, as may be declared by the Company's board of directors, if any, subject to the preferential dividend rights of the Redeemable Convertible Preferred Stock. When dividends are declared on shares of common stock, the Company must declare at the same time a dividend payable to the holders of Redeemable Convertible Preferred Stock equivalent to the dividend amount they would receive if each preferred share were converted into common stock. The Company may not pay dividends to common stockholders until all dividends accrued or declared but unpaid on the Redeemable Convertible Preferred Stock have been paid in full. No dividends have been declared or paid during the years ended December 31, 2016 or 2017 or the three months ended March 31, 2017 or 2018 (unaudited).

        As of December 31, 2016 and 2017 and March 31, 2018 (unaudited), the Company had reserved 17,695,469, 21,916,707 and 21,916,707 shares, respectively, for the conversion of outstanding shares of Redeemable Convertible Preferred Stock (see Note 8), the exercise of outstanding stock options and the number of shares remaining available for future grant under the Company's 2015 Stock Option and Grant Plan (see Note 10), as follows:

	As of December 31,
			As of March 31, 2018
	2016	2017
			(unaudited)
Shares reserved for conversion of Series A preferred stock outstanding	11,099,994	11,099,994	11,099,994
Shares reserved for conversion of Series B preferred stock outstanding	4,982,201	7,544,468	7,544,468
Shares reserved for exercise of outstanding stock options under the 2015 Stock Option and Grant Plan	986,113	1,587,293	2,179,316
Shares reserved for future issuance under the 2015 Stock Option and Grant Plan	627,161	1,684,952	1,092,929

	17,695,469	21,916,707	21,916,707

10. Stock-Based Compensation

2015 Stock Option and Grant Plan

        The Company's 2015 Stock Option and Grant Plan, as amended (the "2015 Plan"), provides for the Company to grant incentive or nonqualified stock options, restricted stock awards, unrestricted stock awards or restricted stock units to employees, directors and consultants of the Company. The 2015 Plan is administered by the board of directors, or at the discretion of the board of directors, by a committee of the board of directors. The exercise prices, vesting and other restrictions are determined at the discretion of the board of directors, or their committee if so delegated, except that the exercise price per share of the stock options may not be less than 100% of the fair market value of a share of the Company's common stock on the date of grant and the term of the stock options may not be greater than ten years. Stock options granted under the 2015 Plan to employees generally vest over four years and expire after 10 years.

NEON THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Stock-Based Compensation (Continued)

        The total number of shares of common stock that may be issued under the 2015 Plan was 3,000,000 shares as of December 31, 2016. In November 2017, the Company's board of directors increased the number of shares issuable under the 2015 plan by 1,665,175 shares. The total number of shares of common stock that were authorized for issuance under the 2015 Plan was 4,665,175 shares as of December 31, 2017 and March 31, 2018 (unaudited). As of December 31, 2016 and 2017 and March 31, 2018 (unaudited), there were 627,161, 1,684,952 and 1,092,929 shares, respectively, available for future issuance under the 2015 Plan.

        The Company's board of directors values the Company's common stock, taking into consideration its most recently available valuation of common stock performed by third parties as well as additional factors, which may have changed since the date of the most recent contemporaneous valuation through the date of grant.

Stock Options

        The following table summarizes the Company's stock option activity under the 2015 Plan since December 31, 2016:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding as of December 31, 2016	986,113	$2.60	9.82	$3,155
Granted	662,114	6.21	—	—
Exercised	(23,734)	2.32	—	—
Forfeited	(37,200)	2.58	—	—

Outstanding as of December 31, 2017	1,587,293	$4.11	9.17	$8,790
Granted	592,023	10.20	—	—
Exercised	—	—	—	—
Forfeited	—	—	—	—

Outstanding as of March 31, 2018 (unaudited)	2,179,316	$5.77	9.17	$13,368

Options vested or expected to vest as of December 31, 2017	1,587,293	$4.11	9.17	$8,790
Options exercisable as of December 31, 2017	298,781	$2.67	8.84	$2,100
Options vested or expected to vest as of March 31, 2018 (unaudited)	2,179,316	$5.77	9.17	$13,368
Options exercisable as of March 31, 2018 (unaudited)	367,404	$2.81	8.62	$3,340

        The weighted average grant-date fair value per share of stock options granted during the years ended December 31, 2016 and 2017 and the three months ended March 31, 2018 (unaudited) was $2.10, $5.00 and $8.25, respectively.

        The aggregate fair value of stock options that vested during the years ended December 31, 2016 and 2017 was $0.1 million and $0.8 million, respectively, and during the three months ended March 31, 2017 and 2018 (unaudited) was $0.1 million and $0.2 million, respectively.

        The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company's common stock for those stock options that had exercise prices lower than the fair value of the Company's common stock. The aggregate intrinsic value of stock options exercised during the year ended December 31, 2017 was $0.1 million. There were no options exercised during the year ended December 31, 2016 or during the three months ended March 31, 2017 or 2018 (unaudited).

NEON THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Stock-Based Compensation (Continued)

Stock Option Valuation

        The assumptions that the Company used to determine the fair value of the stock options granted to employees and directors were as follows, presented on a weighted average basis:

	Year Ended December 31,
			Three Months Ended March 31, 2018
	2016	2017
			(unaudited)
Expected volatility	103.52%	103.28%	102.42%
Risk-free interest rate	1.48%	1.92%	2.55%
Expected dividend yield	0.00%	0.00%	0.00%
Expected life (in years)	6.04	6.04	6.07

        The Company did not grant any stock options to employees and directors during the three months ended March 31, 2017 (unaudited).

        Stock option awards granted to non-employees during the years ended December 31, 2016 and 2017 were not significant. There were no stock option awards granted to non-employees during the three months ended March 31, 2017 or 2018 (unaudited).

Restricted Common Stock

        The following table summarizes the Company's restricted common stock activity under the 2015 Plan since December 31, 2016:

	Number of Shares	Weighted Average Grant- Date Fair Value per Share
Unvested restricted common stock as of December 31, 2016	1,068,401	$1.90
Cancelled	(17,530)	$1.42
Vested	(347,716)	$1.87

Unvested restricted common stock as of December 31, 2017	703,155	$1.93
Cancelled	—	—
Vested	(77,591)	$1.82

Unvested restricted common stock as of March 31, 2018 (unaudited)	625,564	$1.94

        The aggregate intrinsic value of restricted common stock awards that vested during the years ended December 31, 2016 and 2017 was $1.6 million and $3.3 million, respectively, and during the three months ended March 31, 2017 and 2018 (unaudited) was $0.3 million and $0.9 million, respectively.

Founder and Collaborator Awards

        From May 2015 through July 2016, the Company issued 1,510,000 shares of restricted common stock outside of the Company's 2015 Plan to non-employee founders and collaborators. The shares were issued under the terms of the respective restricted common stock agreements and unvested shares are subject to repurchase by the Company upon the holder's termination of their relationship with the Company. The

NEON THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Stock-Based Compensation (Continued)

unvested shares of restricted common stock are subject to the Company's right to repurchase at the original purchase price per share.

        Of the total shares of restricted common stock awarded to the founders and collaborators, 300,000 shares vested immediately upon grant; 910,000 shares vest quarterly over a four-year period based on each grantee's continued service relationship with the Company in varying capacity as advisors; and 180,000 shares vest upon the achievement of specified performance milestones. Additionally, 120,000 shares have been issued as fully vested awards, but are subject to a repurchase option, which expires upon the achievement of specified milestones. As of March 31, 2018 (unaudited), the repurchase option on 80,000 of these shares expired.

        Of these awards, the underlying restricted common stock agreement for 180,000 shares of restricted common stock provides for a put option whereby the recipient may sell its vested shares back to the Company at a price per share equal to the fair value of the Company's common stock upon both (i) the termination of the consulting agreement between the recipient and the Company for any reason and (ii) the determination by the recipient's employer that the ownership of the restricted common stock is in violation of the employer's conflict of interest policy. These awards have been classified in the consolidated balance sheets as contingently redeemable common stock and have been presented outside of permanent equity. As of December 31, 2016 and 2017 and March 31, 2018 (unaudited), $0.1 million, $0.4 million and $0.5 million was recorded in temporary equity related to these awards, respectively.

        A summary of the changes in the Company's unvested restricted common stock awards granted to founders and collaborators since December 31, 2016 is as follows:

	Number of Shares	Weighted Average Grant- Date Fair Value
Unvested restricted common stock as of December 31, 2016	805,622	$1.30
Vested	(227,499)	$1.30

Unvested restricted common stock as of December 31, 2017	578,123	$1.30
Vested	(56,874)	$1.30

Unvested restricted common stock as of March 31, 2018 (unaudited)	521,249	$1.30

        The aggregate intrinsic value of restricted common stock awards issued outside of the 2015 Plan that vested during the years ended December 31, 2016 and 2017 was $2.7 million and $2.2 million, respectively, and during the three months ended March 31, 2017 and 2018 (unaudited) was $0.3 million and $0.7 million, respectively.

NEON THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Stock-Based Compensation (Continued)

Stock-Based Compensation Expense

        The Company recorded stock-based compensation expense related to all stock-based awards in the following expense categories of its statements of operations and comprehensive loss (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
			(unaudited)
Research and development expenses	$1,024	$2,191	$631	$1,229
General and administrative expenses	346	851	171	421

	$1,370	$3,042	$802	$1,650

        During the year ended December 31, 2016, the Company did not recognize any stock-based compensation expense for the awards granted with performance-based vesting conditions because the performance conditions under outstanding awards were not probable of being achieved. During the year ended December 31, 2017 and the three months ended March 31, 2017 (unaudited), the Company recognized stock-based compensation expense of $0.2 million for awards with performance-based vesting conditions related to the expiration of a repurchase option on a portion of the unvested restricted common shares issued to DFCI upon the achievement of a specified development milestone by DFCI. During the three months ended March 31, 2018 (unaudited), the Company recognized stock-based compensation expense of $0.4 million for awards with performance-based vesting conditions related to the expiration of an additional repurchase option on a portion of the unvested restricted common shares issued to DFCI (see Note 7).

        As of December 31, 2016, excluding awards with performance-based vesting conditions, the Company had an aggregate of $8.6 million of unrecognized stock-based compensation expense, which is expected to be recognized over a weighted average period of 2.0 years. As of December 31, 2017, excluding awards with performance-based vesting conditions, the Company had an aggregate of $9.3 million of unrecognized stock-based compensation expense, which is expected to be recognized over a weighted average period of 1.33 years. As of March 31, 2018 (unaudited), excluding awards with performance-based vesting conditions, the Company had an aggregate of $13.5 million of unrecognized stock-based compensation expense, which is expected to be recognized over a weighted average period of 1.37 years.

11. 401(k) Savings Plan

        The Company has a defined-contribution savings plan under Section 401(k) of the Internal Revenue Code (the "401(k) Plan"). The 401(k) Plan covers all employees who meet defined minimum age and service requirements, and allows participants to defer a portion of their annual compensation on a pretax basis. As currently established, the Company is not required to make and has not made any contributions to the 401(k) Plan to date.

NEON THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Income Taxes

2017 U.S. Tax Reform

        On December 22, 2017, the Tax Cuts and Jobs Act (the "Tax Reform Act") was enacted, which significantly reforms the Internal Revenue Code of 1986, as amended. The Tax Reform Act, among other things, contains significant changes to corporate taxation, including reduction of the corporate tax rate from the existing top marginal rate of 35% to a flat rate of 21%, effective as of January 1, 2018; limitation of the tax deduction for interest expense; limitation of the deduction for net operating losses to 80% of annual taxable income and elimination of net operating loss carrybacks, in each case, for losses arising in taxable years beginning after December 31, 2017 (though any such tax losses may be carried forward indefinitely); and modifying or repealing many business deductions and credits, including reducing the business tax credit for certain clinical testing expenses incurred in the testing of certain drugs for rare diseases or conditions generally referred to as "orphan drugs".

        The staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 118 ("SAB 118") to address the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Reform Act. In connection with the initial analysis of the impact of the Tax Reform Act, the Company remeasured certain deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 21%. The remeasurement of the Company's deferred tax assets and liabilities was offset by a corresponding change in the Company's valuation allowance.

        The Company is still in the process of analyzing the impact to the Company of the Tax Reform Act. Where the Company has been able to make reasonable estimates of the effects for which its analysis is not yet complete, the Company has recorded provisional amounts. The ultimate impact to the Company's consolidated financial statements of the Tax Reform Act may differ from the provisional amounts due to, among other things, additional analysis, changes in interpretations and assumptions the Company has made, additional regulatory guidance that may be issued, and actions the Company may take as a result of the Tax Reform Act. The accounting is expected to be complete when the Company's 2017 U.S. corporate income tax return is filed in 2018. During the three months ended March 31, 2018 (unaudited), the Company did not make any adjustments to the provisional amounts recorded related to the Tax Reform Act.

Income Taxes

        During the years ended December 31, 2016 and 2017, the Company recorded no income tax benefits for the net operating losses incurred and research and development tax credits earned in each year or interim period due to its uncertainty of realizing a benefit from those items.

NEON THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Income Taxes (Continued)

        A reconciliation of the U.S. federal statutory income tax rate to the Company's effective income tax rate is as follows:

	Year Ended December 31,
	2016	2017
Federal statutory income tax rate	34.0%	34.0%
State taxes, net of federal benefit	5.3	5.0
Federal and state research and development tax credits	3.6	2.9
Other	2.5	(0.6)
Nondeductible items	(4.7)	(1.9)
Change in rate on deferred taxes as a result of Tax Reform Act	—	(19.9)
Change in valuation allowance	(40.7)	(19.5)

Effective income tax rate	—%	—%

        Net deferred taxes consisted of the following (in thousands):

	December 31,
	2016	2017
Deferred tax assets:
Net operating loss carryforwards	$14,436	$22,082
Research and development tax credit carryforwards	951	2,127
Stock-based compensation	50	—
Deferred rent	—	217
Accruals and reserves	65	363

Total deferred tax assets	15,502	24,789
Valuation allowance	(14,706)	(23,964)
Deferred tax liabilities:
Stock-based compensation	—	(175)
Depreciation	(796)	(650)

Net deferred tax assets	$—	$—

        As of December 31, 2017, the Company had federal net operating loss carryforwards of approximately $81.2 million, which resulted in deferred tax assets of $17.1 million which begin to expire in 2034. As of December 31, 2017, the Company also had state net operating loss carryforwards of approximately $79.8 million, which resulted in deferred tax assets of $5.0 million, which begin to expire in 2034.

        As of December 31, 2017, the Company had federal research and development tax credit carryforwards of approximately $1.5 million, which resulted in a deferred tax asset of $1.5 million, which begin to expire in 2034. As of December 31, 2017, the Company also had state research and development tax credit carryforwards of approximately $0.8 million, which resulted in a deferred tax asset of $0.6 million, which begin to expire in 2029.

        Utilization of the net operating loss carryforwards and research and development tax credit carryforwards may be subject to an annual limitation under Section 382 of the Internal Revenue Code

NEON THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Income Taxes (Continued)

of 1986, and corresponding provisions of state law, due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50% over a three-year period. The Company has not conducted a study to assess whether a change of control has occurred or whether there have been multiple changes of control since inception due to the significant complexity and cost associated with such a study. If the Company has experienced a change of control, as defined by Section 382, at any time since inception, utilization of the net operating loss carryforwards or research and development tax credit carryforwards would be subject to an annual limitation under Section 382, which is determined by first multiplying the value of the Company's stock at the time of the ownership change by the applicable long-term tax-exempt rate, and then could be subject to additional adjustments, as required. Any limitation may result in expiration of a portion of the net operating loss carryforwards or research and development tax credit carryforwards before utilization. Further, until a study is completed and any limitation is known, no amounts are being presented as an uncertain tax position.

        The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. Management has considered the Company's cumulative net losses and its lack of commercialization of any products or generation of any revenue from product sales since inception and has concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the net deferred tax assets as of December 31, 2016 and 2017. Management reevaluates the positive and negative evidence at each reporting period.

        Changes in the valuation allowance for deferred tax assets during the year ended December 31, 2017 were primarily due to the increase in net operating loss carryforwards, and were as follows:

	Year Ended December 31,
	2016	2017
Valuation allowance as of beginning of year	$3,537	$14,706
Increases recorded to income tax provision	11,760	9,832
Decreases recorded as a benefit to income tax provision	(591)	(574)

Valuation allowance as of end of year	$14,706	$23,964

        During the three months ended March 31, 2017 and 2018 (unaudited), the Company recorded no income tax benefits for the net operating losses incurred and research and development tax credits earned due to its uncertainty of realizing a benefit from those items. As of March 31, 2018 (unaudited), the amount of the Company's deferred tax assets did not change materially from the amount as of December 31, 2017.

        The Company has not recorded any amounts for unrecognized tax benefits as of December 31, 2016 or 2017 or March 31, 2018 (unaudited).

        The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending tax examinations. As of December 31, 2017 and

NEON THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Income Taxes (Continued)

March 31, 2018 (unaudited), the Company's tax years are still open under statute from 2014 to the present. Earlier years may be examined to the extent that tax credit or net operating loss carryforwards are used in future periods. It is the Company's policy to include penalties and interest expense related to income taxes as a component of other income (expense) and interest expense, respectively, as necessary. As of December 31, 2016 and 2017 and March 31, 2018 (unaudited), the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company's consolidated statements of operations and comprehensive loss.

13. Net Loss per Share and Unaudited Pro Forma Net Loss per Share

Net Loss per Share

        The Company excluded 1,874,023 and 1,281,278 shares of restricted common stock for the years ended December 31, 2016 and 2017, respectively, and 1,754,888 and 1,146,813 shares of restricted common stock for the three months ended March 31, 2017 and 2018 (unaudited), respectively from the calculation of basic net loss per share because these shares had not vested.

        The Company's potential dilutive securities, which include stock options, unvested restricted common stock and redeemable convertible preferred stock, have been excluded from the computation of diluted net loss per share attributable to common stockholders whenever the effect of including them would be to reduce the net loss per share. In periods where there is a net loss, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The following potential common shares, presented based on amounts outstanding at each period end, were excluded from the calculation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	Year Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
			(unaudited)
Series A preferred stock	11,099,994	11,099,994	11,099,994	11,099,994
Series B preferred stock	4,982,201	7,544,468	4,982,201	7,544,468
Outstanding stock options	986,113	1,587,293	954,263	2,179,316
Unvested restricted common stock	1,874,023	1,281,278	1,754,888	1,146,813

	18,942,331	21,513,033	18,791,346	21,970,591

Unaudited Pro Forma Net Loss per Share

        The unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2017 and the three months ended March 31, 2018 give effect to adjustments arising upon the closing of a qualified initial public offering. The unaudited pro forma net loss attributable to common stockholders used in the calculation of unaudited basic and diluted pro forma net loss per share attributable to common stockholders does not include the effects of the accretion of redeemable convertible preferred stock to redemption value because the calculation assumes that the conversion of the redeemable convertible preferred stock into common stock had occurred on the later of January 1, 2017 or the issuance date of the redeemable convertible preferred stock.

NEON THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Net Loss per Share and Unaudited Pro Forma Net Loss per Share (Continued)

        The unaudited pro forma basic and diluted weighted average common shares outstanding used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2017 and the three months ended March 31, 2018 give effect to the automatic conversion upon a qualified initial public offering of all outstanding shares of redeemable convertible preferred stock as of March 31, 2018 into shares of common stock as if the conversion had occurred on the later of January 1, 2017 or the issuance date of the redeemable convertible preferred stock.

        The following table summarizes the Company's unaudited pro forma net loss per share attributable to common stockholders (in thousands, except share and per share amounts):

	Year Ended December 31, 2017	Three Months Ended March 31, 2018
	(unaudited)
Numerator:
Net loss attributable to common stockholders	$(57,932)	$(19,706)
Accretion of redeemable convertible preferred stock to redemption value	10,396	3,186

Pro forma net loss attributable to common stockholders	$(47,536)	$(16,520)

Denominator:
Weighted average common shares outstanding, basic and diluted	1,687,859	2,080,993
Pro forma adjustments to reflect the automatic conversion of redeemable convertible preferred stock to common stock upon the completion of the proposed initial public offering	16,299,812	18,644,462

Pro forma weighted average common shares outstanding, basic and diluted	17,987,671	20,725,455

Pro forma net loss per share attributable to common stockholders, basic and diluted	$(2.64)	$(0.80)

14. Related Parties

        During the years ended December 31, 2016 and 2017 and the three months ended March 31, 2017 and 2018 (unaudited), the Company paid fees to Third Rock Ventures, LLC ("TRV"), an affiliate of one of the Company's principal stockholders, in exchange for consulting services, including for services as the Company's interim Chief Executive Officer and interim Chief Scientific Officer. The Company recorded expenses related to such fees of $1.0 million and $0.1 million during the years ended December 31, 2016 and 2017, respectively, an insignificant amount during the three months ended March 31, 2017 (unaudited) and no such expenses during the three months ended March 31, 2018 (unaudited). At December 31, 2016 and 2017, the Company had $0.2 million and an insignificant amount, respectively, in accounts payable and accrued expenses due to TRV. At March 31, 2018 (unaudited), the Company had no accounts payable or accrued expenses due to TRV.

        A member of the Company's board of directors is a founding director and the current president of Broad. In November 2015, the Company entered into the 2015 Broad Agreement with Broad (see Note 7) and, as consideration, the Company granted 60,000 shares of restricted common stock to Broad, which were determined to have a fair value of $0.1 million. Additionally, the Company must pay Broad annual

NEON THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Related Parties (Continued)

license maintenance fees. The Company reimbursed Broad $0.6 million for a portion of past patent expenses and will reimburse Broad for future patent expenses. The Company could be obligated to make up to $12.6 million of developmental milestone payments to Broad if certain development milestones are achieved over the term of the license agreement. Additionally, under the terms of the license agreement, the Company could be obligated to make up to an aggregate of $97.5 million of payments upon the achievement of specified sales milestones and to pay tiered royalties of low to mid single-digit percentages on net sales of products licensed under the agreement. The Company is required to pay Broad a low double-digit percentage of any consideration received by the Company from a sublicensee in consideration for a sublicense. No developmental or commercial milestones have been achieved to date. In August 2016, the Company entered into a license agreement with DFCI in connection with the development of licensed products referred to in the 2015 Broad Agreement. As consideration, the Company granted 120,000 shares of restricted common stock to Broad, which were determined to have a fair value of $0.2 million. The Company recorded expenses related to payments to Broad of $0.7 million and $0.8 million during the years ended December 31, 2016 and 2017, respectively, and $0.3 million and $0.2 million during the three months ended March 31, 2017 and 2018 (unaudited), respectively. At December 31, 2016 and 2017, the Company had $0.3 million and $0.2 million in accounts payable and accrued expenses due to Broad, respectively. At March 31, 2018 (unaudited), the Company had $0.2 million in accounts payable and accrued expenses due to Broad.

15. Subsequent Events

        For its consolidated financial statements as of December 31, 2017 and for the year then ended, the Company evaluated subsequent events through March 2, 2018, the date on which those financial statements were issued, and, with respect to the reverse stock split described below, through June 15, 2018.

Reverse Stock Split

        On June 13, 2018, the Company effected a one-for-five reverse stock split of its issued and outstanding shares of common stock and a proportional adjustment to the existing conversion ratios for each series of the Company's Redeemable Convertible Preferred Stock (see Note 8). Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this reverse stock split and adjustment of the preferred stock conversion ratios.

16. Subsequent Events (Unaudited)

        For its interim consolidated financial statements as of March 31, 2018 and for the three months then ended, the Company evaluated subsequent events through May 18, 2018, the date on which those financial statements were issued, and, with respect to the reverse stock split described above, through June 15, 2018.

2018 Stock Option and Incentive Plan

        On June 13, 2018, the Company's stockholders approved the 2018 Stock Option and Incentive Plan (the "2018 Plan"), which will become effective on the date immediately prior to the date on which the registration statement for the Company's initial public offering is declared effective. The 2018 Plan provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock units, restricted stock awards, unrestricted stock awards and dividend equivalent rights to

NEON THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Subsequent Events (Unaudited) (Continued)

the Company's officers, employees, directors and other key persons (including consultants). The number of shares initially reserved for issuance under the 2018 Plan is 1,215,000, which shall be cumulatively increased on January 1, 2019 and each January 1 thereafter by 4% of the number of shares of the Company's common stock outstanding on the immediately preceding December 31 or such lesser number of shares determined by the Company's compensation committee. The shares of common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by the Company prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated (other than by exercise) under the 2018 Plan and the 2015 Plan will be added back to the shares of common stock available for issuance under the 2018 Plan.

2018 Employee Stock Purchase Plan

        On June 13, 2018, the Company's stockholders approved the 2018 Employee Stock Purchase Plan (the "ESPP"), which will become effective on the date on which the registration statement for the Company's initial public offering is declared effective. A total of 270,000 shares of common stock were reserved for issuance under this plan. In addition, the number of shares of common stock that may be issued under the ESPP will automatically increase on January 1, 2019, and each January 1 thereafter through January 1, 2028, by the least of (i) 405,000 shares of common stock, (ii) 1% of the number of shares of the Company's common stock outstanding on the immediately preceding December 31 or (iii) such lesser number of shares determined by the administrator of the Company's ESPP.

6,250,000 Shares

Common Stock

PROSPECTUS

Joint Book-Running Managers

MORGAN STANLEY	BofA MERRILL LYNCH	MIZUHO SECURITIES

Lead Manager

OPPENHEIMER & Co.

Until July 21, 2018, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

June 26, 2018